As filed with the Securities and Exchange Commission on July 7, 2011

Registration No. 333-172899

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Duke Energy Corporation

(Exact name of registrant as specified in its charter)

Delaware	4931	20-2777218
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

526 South Church Street

Charlotte, North Carolina 28202

(704) 594-6200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Marc E. Manly, Esq.

Group Executive, Chief Legal Officer and Corporate Secretary

Duke Energy Corporation

526 South Church Street

Charlotte, North Carolina 28202

(704) 594-6200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven A. Rosenblum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	John R. McArthur, Esq. Executive Vice President, General Counsel and Corporate Secretary Progress Energy, Inc. 410 South Wilmington Street Raleigh, North Carolina 27601 (919) 546-6111	James A. Jones III, Esq. Hunton & Williams LLP 200 Park Avenue, 52nd Floor New York, New York 10166 (212) 309-1000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Smaller reporting company

(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED JULY 7, 2011

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

The board of directors of Duke Energy Corporation and the board of directors of Progress Energy, Inc. have agreed to a strategic combination of Duke Energy and Progress Energy under the terms of the Agreement and Plan of Merger, dated as of January 8, 2011, which we refer to as the merger agreement. If we complete the merger, Diamond Acquisition Corporation, a wholly-owned subsidiary of Duke Energy, which we refer to as Merger Sub, will merge with and into Progress Energy and Progress Energy will become a wholly-owned subsidiary of Duke Energy.

In the merger, Progress Energy shareholders will have the right to receive 2.6125 shares (to be adjusted as described below) of Duke Energy common stock, par value $0.001 per share, for each share of Progress Energy common stock, no par value per share, held at the time of the merger, with cash to be paid in lieu of any fractional shares (other than those held in Progress Energy’s Stock Purchase and Dividend Reinvestment Plan). We will adjust this exchange ratio proportionately to reflect the 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock that Duke Energy plans to implement prior to, and conditioned on, the completion of the merger. The resulting adjusted exchange ratio will be 0.87083 of a share of Duke Energy common stock for each share of Progress Energy common stock. Each outstanding option to acquire, and each outstanding equity award relating to, one share of Progress Energy common stock will be converted into an option to acquire, or an equity award relating to, 2.6125 shares of Duke Energy common stock, as applicable, as adjusted for the reverse stock split as described above. Based on the number of shares of common stock of Duke Energy and Progress Energy outstanding on July 5, 2011, the record date for the two companies’ special meetings of shareholders, and after giving effect to the reverse stock split, Duke Energy expects to issue approximately 256.5 million shares of Duke Energy common stock to Progress Energy shareholders. Based on these numbers, upon the completion of the merger, Duke Energy shareholders and former Progress Energy shareholders would own approximately 63% and 37% of the common stock of Duke Energy, respectively, which shares of Duke Energy common stock will be listed on the New York Stock Exchange.

Duke Energy and Progress Energy will each hold a special meeting of shareholders to consider the proposed merger. We cannot complete the merger unless the shareholders of both Duke Energy and Progress Energy approve the respective proposals related to the merger. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend your company’s special meeting in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing all proxy cards that you receive and returning them in the postage-paid envelopes provided, so that your shares may be represented and voted at the Duke Energy or Progress Energy special meeting, as applicable. You may revoke your proxy at any time before the vote at the special meeting by following the procedures outlined in the accompanying joint proxy statement/prospectus.

We look forward to the successful combination of Duke Energy and Progress Energy.

Sincerely,	Sincerely,

James E. Rogers Chairman, President and Chief Executive Officer Duke Energy Corporation	William D. Johnson Chairman, President and Chief Executive Officer Progress Energy, Inc.

The obligations of Duke Energy and Progress Energy to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about Duke Energy, Progress Energy, the special meetings, the merger agreement and the merger is contained in the accompanying joint proxy statement/prospectus. Duke Energy and Progress Energy encourage you to read the entire joint proxy statement/prospectus carefully, including the section entitled “RISK FACTORS” beginning on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger and other transactions described in the joint proxy statement/prospectus, nor have they approved or disapproved the issuance of the Duke Energy common stock in connection with the merger, or determined if the joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated July 7, 2011, and is first being mailed to the shareholders of Duke Energy and Progress Energy on or about July 11, 2011.

DUKE ENERGY CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 23, 2011

To the Shareholders of Duke Energy Corporation:

We will hold a special meeting of the shareholders of Duke Energy Corporation on August 23, 2011 at 10:00 a.m., Eastern time, in the O.J. Miller Auditorium in the Energy Center located at 526 South Church Street in Charlotte, North Carolina 28202, to consider and vote upon:

(i)	a proposal to approve the amendment of the amended and restated certificate of incorporation of Duke Energy Corporation to provide for a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of January 8, 2011, by and among Duke Energy Corporation, Diamond Acquisition Corporation, a wholly-owned subsidiary of Duke Energy Corporation, and Progress Energy, Inc., a copy of which is included as Annex A to the joint proxy statement/prospectus attached to this notice, as such agreement may be amended from time to time and which we refer to as the merger agreement, subject to the Duke Energy board of directors’ authority to not complete such amendment if the merger agreement is terminated or the merger is otherwise abandoned (we refer to this proposal as the “reverse stock split proposal”);

(ii)	a proposal to approve the issuance of Duke Energy common stock, par value $0.001 per share, to Progress Energy, Inc. shareholders in connection with the merger contemplated by the merger agreement (we refer to this proposal as the “share issuance proposal”); and

(iii)	a proposal to adjourn the special meeting of the shareholders of Duke Energy, if necessary, to solicit additional proxies if there are not sufficient votes to approve either of the proposals above (we refer to this proposal as the “Duke Energy adjournment proposal”).

If Duke Energy and Progress Energy do not complete the merger, Duke Energy will not amend its amended and restated certificate of incorporation to effect the reverse stock split contemplated by the reverse stock split proposal, notwithstanding that Duke Energy’s shareholders may have previously approved the reverse stock split proposal. Please refer to the attached joint proxy statement/prospectus and the merger agreement for further information with respect to the business to be transacted at the special meeting of Duke Energy shareholders. We expect to transact no other business at the special meeting, except for business properly brought before the special meeting.

Only holders of record of shares of Duke Energy common stock at the close of business on July 5, 2011, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. A list of these shareholders will be available for inspection by any Duke Energy shareholder, for any purpose germane to the Duke Energy special meeting, at such meeting.

We cannot complete the merger described in the joint proxy statement/prospectus unless (i) holders of at least a majority of all shares of Duke Energy common stock outstanding on the record date for the Duke Energy special meeting vote in favor of the reverse stock split proposal and (ii) holders of at least a majority of the shares of Duke Energy common stock voting on the share issuance proposal approve the proposal, provided that the total votes cast on the proposal (including abstentions) must represent a majority of the shares of Duke Energy common stock outstanding on the record date for the Duke Energy special meeting.

The Duke Energy board of directors unanimously recommends that the Duke Energy shareholders vote “FOR” the reverse stock split proposal, the share issuance proposal and the Duke Energy adjournment proposal. For a discussion of interests of Duke Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Duke Energy’s shareholders generally, see disclosure included in the joint proxy/statement prospectus attached to this notice under the heading “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Duke Energy in the Merger.” Whether or not you expect to attend the Duke Energy special meeting in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing all proxy cards that you receive and returning them in the postage-paid envelopes provided, so that your shares may be represented and voted at the Duke Energy special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction form furnished by the record holder.

By Order of the Board of Directors,

Name:	Marc E. Manly, Esq.
Title:	Group Executive, Chief Legal Officer and Corporate Secretary

Charlotte, North Carolina

July 7, 2011

PROGRESS ENERGY, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 23, 2011

To the Shareholders of Progress Energy, Inc.:

We will hold a special meeting of the shareholders of Progress Energy, Inc., on August 23, 2011 at 11:00 a.m., Eastern time, in the Progress Energy Center for the Performing Arts located at 2 East South Street in Raleigh, North Carolina 27601, to consider and vote upon:

(i)	a proposal to approve the plan of merger contained in the Agreement and Plan of Merger, dated as of January 8, 2011, by and among Duke Energy Corporation, Diamond Acquisition Corporation, a wholly-owned subsidiary of Duke Energy Corporation, and Progress Energy, Inc., a copy of which is included as Annex A to the joint proxy statement/prospectus attached to this notice, as such agreement may be amended from time to time and which we refer to as the merger agreement, pursuant to which Diamond Acquisition Corporation will be merged with and into Progress Energy and each outstanding share of common stock of Progress Energy will be converted into the right to receive 2.6125 shares of common stock of Duke Energy, subject to adjustment to reflect the 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock that Duke Energy plans to implement prior to, and conditioned on, the completion of the merger, resulting in an adjusted exchange ratio of 0.87083, with cash to be paid in lieu of any fractional shares other than those held in Progress Energy’s Direct Stock Purchase and Dividend Reinvestment Plan (we refer to this proposal as the “merger proposal”); and

(ii)	a proposal to adjourn the special meeting of the shareholders of Progress Energy, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger proposal (we refer to this proposal as the “Progress Energy adjournment proposal”).

Based on the closing price of Duke Energy common stock on the New York Stock Exchange, or the NYSE, on January 7, 2011, the last trading day before the public announcement of the execution of the merger agreement, the 2.6125 exchange ratio (prior to adjustment for the reverse stock split) represented approximately $46.48 in Duke Energy common stock for each share of Progress Energy common stock. Based on the closing price of Duke Energy common stock on the NYSE on July 5, 2011, the last practicable date before the date of this document, the unadjusted 2.6125 exchange ratio represented approximately $49.82 in Duke Energy common stock for each share of Progress Energy common stock. If the proposals are accepted, and other conditions are met, Duke Energy shareholders will continue to own their existing shares of Duke Energy common stock, adjusted for the reverse stock split.

Please refer to the attached joint proxy statement/prospectus and the merger agreement for further information with respect to the business to be transacted at the special meeting of Progress Energy shareholders. We expect to transact no other business at the special meeting, except for business properly brought before the Progress Energy special meeting and any adjournment or postponement of the Progress Energy special meeting.

Only holders of record of shares of Progress Energy common stock at the close of business on July 5, 2011, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. A list of these shareholders will be available for inspection by any Progress Energy shareholder, for any purpose germane to the Progress Energy special meeting, at such meeting.

We cannot complete the merger described in the joint proxy statement/prospectus unless holders of at least a majority of all shares of Progress Energy common stock outstanding on the record date for the Progress Energy special meeting vote in favor of the merger proposal.

The Progress Energy board of directors unanimously recommends that the Progress Energy shareholders vote “FOR” the merger proposal and the Progress Energy adjournment proposal. For a discussion of interests of Progress Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Progress Energy’s shareholders generally, see disclosure included in the joint proxy/statement prospectus attached to this notice under the heading “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Progress Energy in the Merger.” Whether or not you expect to attend the Progress Energy special meeting in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) signing all proxy cards that you receive and returning them in the postage-paid envelopes provided, so that your shares may be represented and voted at the Progress Energy special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction form furnished by the record holder.

Do not send any share certificates at this time. If we complete the merger, we will notify you of the procedures for exchanging Progress Energy share certificates for shares of Duke Energy Corporation.

By Order of the Board of Directors,

Name:	John R. McArthur
Title:	Executive Vice President, General Counsel and Corporate Secretary

Raleigh, North Carolina

July 7, 2011

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS	v
SUMMARY	1
The Companies	1
Risk Factors	2
The Merger	2
Recommendation of the Board of Directors of Duke Energy	2
Recommendation of the Board of Directors of Progress Energy	3
Opinions of Financial Advisors	3
Interests of Directors and Executive Officers in the Merger	4
The Management of Duke Energy Following the Completion of the Merger	6
The Merger Agreement	6
Accounting Treatment	9
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split	9
Material U.S. Federal Income Tax Consequences of the Merger	9
Regulatory Matters	10
Effect on Awards Outstanding Under Progress Energy Stock Plans	11
Legal Proceedings Related to the Merger	11
Comparison of Shareholder Rights	11
SELECTED HISTORICAL FINANCIAL DATA OF DUKE ENERGY	12
SELECTED HISTORICAL FINANCIAL DATA OF PROGRESS ENERGY	13
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA	14
COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL DATA	15
MARKET INFORMATION AND DIVIDENDS	17
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	18
RISK FACTORS	20
Risks Related to the Merger	20
Risks Related to Duke Energy and Progress Energy	26
THE COMPANIES	28
Duke Energy Corporation	28
Progress Energy, Inc.	28
Diamond Acquisition Corporation	29
THE DUKE ENERGY SPECIAL MEETING	30
General	30
Date, Time and Place of the Duke Energy Special Meeting	30
Purpose of the Duke Energy Special Meeting	30
Duke Energy Record Date; Shares Entitled to Vote	30
Quorum	31
Vote Required	31
Voting by Duke Energy’s Directors and Executive Officers	31
Voting of Proxies	32
How to Vote	32
Participants in the Duke Energy Retirement Savings Plan, the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) or the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1392)	33
Revoking Your Proxy	33
Other Voting Matters	34
Proxy Solicitations	34
Assistance	34

i

ADDITIONAL INFORMATION

This document incorporates important business and financial information about Duke Energy and Progress Energy from other documents that we have not included in or delivered with this document. This information is available for you to read and copy at the Securities and Exchange Commission’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website, www.sec.gov. You can also obtain those documents incorporated by reference into this document free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Duke Energy Corporation shareholders should contact	Progress Energy, Inc. shareholders should contact
Georgeson Inc. 199 Water Street, 26th Floor New York, New York 10038 Shareholders call toll free: (800) 509-0984 Banks and brokers call collect: (212) 440-9800	Innisfree M&A Incorporated 501 Madison Avenue, 20th floor New York, New York 10022 Shareholders call toll-free: (877) 750-9499 Banks and brokers call collect: (212) 750-5833

Investors may also consult Duke Energy’s or Progress Energy’s websites for more information concerning the merger described in this document. Duke Energy’s website is www.duke-energy.com. Progress Energy’s website is www.progress-energy.com. Information included on these websites is not incorporated by reference into this document.

If you would like to request documents, please do so by August 16, 2011 in order to receive them before the special meetings.

For more information, see “Where You Can Find More Information” beginning on page 173.

VOTING BY INTERNET, TELEPHONE OR MAIL

Duke Energy shareholders of record may submit their proxies by:

Internet. You can vote over the Internet by accessing the website shown on your proxy card and following the instructions on the website. Internet voting is available 24 hours a day.

Telephone. You can vote by telephone by calling the toll-free number shown on your proxy card. Telephone voting is available 24 hours a day.

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this document.

Progress Energy shareholders of record may submit their proxies by:

Internet. You can vote over the Internet by accessing the website shown on your proxy card and following the instructions on the website. Internet voting is available 24 hours a day.

Telephone. You can vote by telephone by calling the toll-free number shown on your proxy card. Telephone voting is available 24 hours a day.

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this document.

If you are not the holder of record:

If you hold your shares through a bank, broker, custodian or other record holder, please refer to your proxy card or voting instruction form or the information forwarded by your bank, broker, custodian or other record holder to see which options are available to you.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are answers to some questions that you, as a shareholder of Duke Energy Corporation or Progress Energy, Inc., may have regarding the merger and the other matters being considered at the special meeting of Duke Energy shareholders and at the special meeting of Progress Energy shareholders. Duke Energy and Progress Energy urge you to read carefully this entire document because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meetings. We also include additional important information in the annexes to and the documents incorporated by reference into this document.

Q:	Why am I receiving this document?

A:	The Duke Energy and Progress Energy boards of directors are using this document to solicit proxies of Duke Energy and Progress Energy shareholders in connection with the merger agreement and the merger. In addition, we are using this document as a prospectus for Progress Energy shareholders because Duke Energy is offering shares of its common stock to be issued in exchange for shares of Progress Energy common stock in the merger.

In order to complete the merger, Duke Energy shareholders must vote to approve (i) an amendment to the amended and restated certificate of incorporation of Duke Energy providing for a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock prior to, and conditioned on, the completion of the merger and (ii) the issuance of new shares of Duke Energy common stock in connection with the merger. In addition, in order to complete the merger, Progress Energy shareholders must vote to approve the merger agreement.

Duke Energy and Progress Energy will hold separate special meetings of shareholders to obtain these approvals. This document contains important information about the merger agreement, the merger and the special meetings of the shareholders of Duke Energy and Progress Energy, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your respective meetings in person.

Your vote is important. We encourage you to vote as soon as possible.

Q:	When and where are the meetings of the shareholders?

A:	The special meeting of Duke Energy shareholders will take place at 10:00 a.m., Eastern time, on August 23, 2011, in the O.J. Miller Auditorium located at 526 South Church Street, Charlotte, North Carolina 28202.

The special meeting of Progress Energy shareholders will take place at 11:00 a.m., Eastern time, on August 23, 2011, in the Progress Energy Center for the Performing Arts located at 2 East South Street in Raleigh, North Carolina 27601.

We provide additional information relating to the Duke Energy and Progress Energy special meetings on pages 30 and 40 respectively.

Q:	Who can vote at the special meetings?

A:	If you are a Duke Energy shareholder of record as of the close of business on July 5, 2011, the record date for the Duke Energy special meeting, you are entitled to receive notice of and to vote at the Duke Energy special meeting.

If you are a Progress Energy shareholder of record as of the close of business on July 5, 2011, the record date for the Progress Energy special meeting, you are entitled to receive notice of and to vote at the Progress Energy special meeting.

v

Q:	How do I vote?

A:	If you are a shareholder of record of Duke Energy as of the record date for the Duke Energy special meeting or a shareholder of record of Progress Energy as of the record date for the Progress Energy special meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing the enclosed proxy card and returning it in the postage-paid envelope provided.

You may also cast your vote in person at your respective company’s special meeting. If you hold Duke Energy common stock or Progress Energy common stock in “street name” through a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your shares are represented at your special meeting. Shareholders that hold shares through a bank, broker, custodian or other record holder who wish to vote at the meeting will need to obtain a “legal proxy” from their bank, broker or other nominee.

Q:	What will happen in the proposed merger?

A:	Prior to entering into the merger agreement, Duke Energy formed a new North Carolina corporation, Diamond Acquisition Corporation. If we complete the merger, Diamond Acquisition Corporation will merge with and into Progress Energy, as a result of which Progress Energy will become a wholly-owned subsidiary of Duke Energy.

We provide additional information on the merger under the heading “The Merger,” beginning on page 46.

Q:	What will I receive for my shares?

A:	Upon completion of the merger, each share of Progress Energy common stock that you own immediately prior to the completion of the merger will be converted into the right to receive 0.87083 of a share of Duke Energy common stock together with cash in lieu of fractional shares (other than shares held in Progress Energy’s Direct Stock Purchase and Dividend Reinvestment Plan, or the Progress Energy dividend reinvestment plan). This is equal to the exchange ratio provided in the merger agreement adjusted to reflect the reverse stock split that is discussed below. The exchange ratio will not be adjusted as a result of any changes in the trading prices of Duke Energy common stock or Progress Energy common stock. Each outstanding option to acquire, and each outstanding equity award relating to, one share of Progress Energy common stock will be converted into an option to acquire, or an equity award relating to, 0.87083 of a share of Duke Energy common stock, as applicable. Each share of Duke Energy common stock that you own immediately prior to the completion of the merger will be adjusted for the reverse stock split if the merger is completed. We provide additional information on the consideration to be received in the merger under the heading “The Merger Agreement—Merger Consideration,” beginning on page 127, and additional information on the reverse stock split under the heading “Proposals Submitted to Duke Energy’s Shareholders—The Reverse Stock Split Proposal,” beginning on page 35.

Q:	What is the reverse stock split?

A:

Duke Energy is proposing that the Duke Energy shareholders approve an amendment to Duke Energy’s amended and restated certificate of incorporation providing for a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock in connection with the merger. If the Duke Energy shareholders approve this reverse stock split proposal and the reverse stock split is effected, then every three issued and outstanding shares of Duke Energy common stock would be combined and reclassified into one share of Duke Energy common stock. Immediately following the reverse stock split, each Duke Energy shareholder will own a reduced number of shares of Duke Energy common stock. The reverse stock split will happen at the same time for every Duke Energy shareholder, will affect every Duke Energy shareholder uniformly and will not change any Duke Energy shareholder’s percentage ownership interest or relative voting rights in Duke Energy (other than to the extent that the reverse stock split would result in any Duke Energy shareholder owning a fractional share, because cash will be paid in lieu of fractional shares other than those held in participant accounts under the Duke Energy InvestorDirect Choice Plan, which we refer to as the Duke Energy dividend reinvestment plan). The reverse stock split would not change the number of authorized shares of Duke Energy common stock. As we explain below, while there can be no assurance as to Duke Energy’s future valuation or stock price, the reverse stock split should not in itself change the overall valuation of Duke Energy, the value of a Duke Energy shareholder’s investment or the value of the consideration Progress Energy shareholders expect to receive in the merger.

Q:	Why is Duke Energy doing a reverse stock split?

A:	The reverse stock split will ensure that Duke Energy has a sufficient number of authorized shares of Duke Energy common stock to complete the merger.

Q:	What is the impact on the Duke Energy shareholder from the reverse stock split?

A:	It is important to remember that this action should NOT affect the value of your ownership in Duke Energy. When the 1-for-3 reverse stock split occurs, Duke Energy’s stock price, dividends and earnings per share should all increase by a factor of three. The following is an illustrative example for a shareholder owning 300 shares of Duke Energy common stock prior to the Duke Energy reverse stock split.

	Pre-split	Post-split
Number of shares	300	100
Illustrative share price	$18	$54
Investment value	$5,400	$5,400
Illustrative dividends per share	$1	$3
Dividends received	$300	$300

We cannot guarantee that the Duke Energy reverse stock split will proportionately increase the market price of Duke Energy common stock. Further, the Duke Energy board of directors, in its sole discretion, may change the company’s dividend policy in the future. In the Duke Energy reverse stock split, Duke Energy expects to pay cash in lieu of any fractional shares other than those held in the Duke Energy dividend reinvestment plan.

Q:	For the Progress Energy shareholder, what is the impact of the Duke Energy reverse stock split?

A:	You will receive one-third of the number of Duke Energy shares in the transaction that you would have received on a pre-split basis; however, those shares should be valued at a price per share that is three times greater. Please see the illustrative example above, and note that we cannot assure you that the market price of Duke Energy common stock will increase in proportion to the Duke Energy reverse stock split, or that Duke Energy will maintain the same dividend policy in the future.

Q:	How was the adjusted exchange ratio of 0.87083 of a share of Duke Energy common stock for each share of Progress Energy common stock derived?

A:	The merger agreement provides that, in the event of a 1-for-3 reverse stock split, the exchange ratio of 2.6125 shares of Duke Energy common stock for each share of Progress Energy common stock will be divided by three, resulting in an adjusted exchange ratio of 0.87083 of a share of Duke Energy common stock for each share of Progress Energy common stock.

Q:	Why have Duke Energy and Progress Energy decided to merge?

A:	Duke Energy and Progress Energy believe that the combination will provide substantial strategic and financial benefits to their shareholders, employees and customers. We expect these benefits will include:

•	increased financial strength and flexibility;

•	customer benefits in North Carolina and South Carolina from savings related to fuel and joint dispatch of the combined entity’s generation base;

•	efficiencies to help Duke Energy mitigate future rate increases for the combined entity’s customers;

•

other non-fuel related efficiencies from the leveraging of operational and customer service best practices that Duke Energy and Progress Energy believe will lower costs and increase service levels to customers;

•	a larger, more diverse and better positioned regulated utility business;

•

a stronger position to build new nuclear generating facilities, which we believe utilities located in the southeast United States will need to consider undertaking to comply with the requirements of future carbon emission restrictions and other environmental legislation; and

•	an enhanced ability to grow the regulated business, provide consistent and predictable earnings and cash flows, support dividend payments and maintain balance sheet strength.

We include additional information on the reasons for the merger and other factors considered by the Duke Energy and Progress Energy boards of directors under the headings “The Merger—Duke Energy’s Reasons for the Merger and Recommendation of Duke Energy’s Board of Directors” and “—Progress Energy’s Reasons for the Merger and Recommendation of Progress Energy’s Board of Directors,” beginning on pages 59 and 80 respectively.

Q:	What will Jim Rogers’ role be with Duke Energy following completion of the merger? What will Bill Johnson’s role be?

A:	Duke Energy and Progress Energy have agreed that Mr. Rogers will serve as executive chairman of the board of directors of Duke Energy and Mr. Johnson will serve as president and chief executive officer of Duke Energy following the completion of the merger.

We provide additional information on the senior management of Duke Energy following the completion of the merger under the heading “The Merger—Continuing Board and Management Positions,” beginning on page 112.

Q:	Who will serve on the board of directors of Duke Energy following the completion of the merger?

A:	The merger agreement provides that Duke Energy will increase the size of its board of directors to 18 directors upon completion of the merger. The board will consist of 11 designees of Duke Energy and seven designees of Progress Energy. Duke Energy expects that each of its 11 current directors, including Mr. Rogers, will continue serving on its board upon the completion of the merger, subject to such individuals’ ability and willingness to serve. Progress Energy expects that the following current members of the Progress Energy board of directors will serve on the board of directors of Duke Energy, subject to such individuals’ ability and willingness to serve: Mr. Johnson, John D. Baker II, Harris E. DeLoach, Jr., James B. Hyler, Jr., E. Marie McKee, Carlos A. Saladrigas and Theresa M. Stone. Standing committees of the board of directors of Duke Energy will consist of each of Duke Energy’s existing standing committees with the addition of a Regulatory Policy and Operations Committee. The merger agreement provides that Duke Energy will designate an individual to serve as the lead independent director of Duke Energy, following reasonable consultation with Progress Energy and subject to such individual’s ability and willingness to serve.

We provide additional information on the board of directors of Duke Energy following the completion of the merger under the heading “The Merger—Continuing Board and Management Positions,” beginning on page 112.

Q:	Where will Duke Energy be headquartered following the completion of the merger?

A:	Duke Energy will maintain its current headquarters in Charlotte, North Carolina, following the completion of the merger. Duke Energy will also maintain substantial operations in Raleigh, North Carolina.

Q:	What vote is required to approve the merger?

A:	In order to complete the merger,

•	the merger proposal must be approved by the holders of at least a majority of the outstanding shares of Progress Energy common stock;

•

the share issuance proposal must be approved by the holders of at least a majority of the shares of Duke Energy common stock voting on that proposal, provided that a majority of the outstanding shares of Duke Energy common stock vote on that proposal; and

•	the reverse stock split proposal must be approved by the holders of at least a majority of the outstanding shares of Duke Energy common stock.

Each of the shareholder approvals listed above must be obtained to complete the merger. If you are a Duke Energy shareholder and fail to vote, it will have the same effect as a vote against the reverse stock split proposal that is required to complete the merger. If you are a Progress Energy shareholder and fail to vote, it will have the same effect as a vote against the merger proposal that is required to complete the merger. Your vote is important.

As of July 5, 2011, the record date for the special meetings of shareholders of Duke Energy and Progress Energy, less than 1% of the outstanding shares of Duke Energy common stock were owned by the directors and executive officers of Duke Energy, and less than 1% of the outstanding shares of Progress Energy common stock were owned by the directors and executive officers of Progress Energy.

We provide additional information on the shareholder approvals required to complete the merger under the headings “The Duke Energy Special Meeting” and “The Progress Energy Special Meeting,” beginning on pages 30 and 40 respectively.

Q:	If I hold my shares in street name through my broker, will my broker vote my shares for me?

A:	If you hold your shares in a stock brokerage account or through a bank or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or other nominee. You may not vote shares held in street name by returning a proxy card directly to Duke Energy or Progress Energy or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your broker or other nominee. Further, brokers who hold shares of Duke Energy common stock or Progress Energy common stock on behalf of their customers may not give a proxy to Duke Energy or Progress Energy to vote those shares without specific instructions from their customers.

If you are a Duke Energy shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on the proposals to approve the reverse stock split, to approve the share issuance proposal or to approve the Duke Energy adjournment proposal. We refer to this as a “broker non-vote.” For a Duke Energy shareholder, a broker non-vote:

•	will have the same effect as a vote against the reverse stock split proposal;

•

will have no effect on the share issuance proposal, but may make it more difficult to meet the NYSE requirement that the total votes cast on such proposal (including abstentions) represent a majority of the shares of Duke Energy common stock outstanding as of the Duke Energy record date; and

•	will have no effect on the Duke Energy adjournment proposal.

If you are a Progress Energy shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on the merger proposal or the Progress Energy adjournment proposal. For a Progress Energy shareholder, a broker non-vote:

•	will have the same effect as a vote against the merger proposal; and

•	will have no effect on the Progress Energy adjournment proposal.

Q:	What will happen to my future dividends?

A:	During the period until the completion of the merger, the parties have agreed in the merger agreement that Progress Energy will not increase its $0.62 per share regular quarterly cash dividend without the prior written consent of Duke Energy and Duke Energy may, without the consent of Progress Energy, increase its current $0.25 per share regularly quarterly cash dividend to $0.255 per share commencing with the regular quarterly dividend that would be payable with respect to the second quarter of 2012.

After the merger, we currently expect that Duke Energy will continue its dividend policy in effect at the time of the merger.

We provide additional information on Duke Energy’s expected dividend policy under the heading “The Merger—Dividends,” beginning on page 114.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained or incorporated by reference into this document, please vote your proxy by telephone or Internet, or by completing and signing your proxy card and returning it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at your special meeting. In order to ensure that your vote is recorded, please vote your proxy as instructed on your proxy card even if you currently plan to attend your special meeting in person. Please do not send in your share certificates now. If we complete the merger, (i) Duke Energy shareholders at the effective time of the reverse stock split will receive instructions as to what to do with their pre-reverse stock split Duke Energy share certificates and (ii) former Progress Energy shareholders will receive instructions as to what to do with their share certificates formerly representing Progress Energy common stock.

We provide additional information on voting procedures under the headings “The Duke Energy Special Meeting—How to Vote” and “The Progress Energy Special Meeting—How to Vote,” beginning on pages 32 and 42 respectively.

Q:	How will my proxy be voted?

A:	If you vote by telephone, by Internet, or by completing, signing, dating and returning your signed proxy card, your proxy will be voted in accordance with your instructions. If you sign, date, and send your proxy card and do not indicate how you want to vote on any particular proposal, we will vote your shares in favor of that proposal.

We provide additional information on voting procedures under the headings “The Duke Energy Special Meeting—Voting of Proxies” and “The Progress Energy Special Meeting—Voting of Proxies,” beginning on pages 32 and 41 respectively.

Q:	May I vote in person?

A:	Yes. If you are a shareholder of record of Duke Energy common stock or of Progress Energy common stock at the close of business on July 5, 2011, you may attend your special meeting and vote your shares in person, in lieu of submitting your proxy by telephone, Internet or returning your signed proxy card. If you hold your shares through a bank, broker, custodian or other record holder, you must provide a “legal proxy” at the special meeting, which you must obtain from your broker or other nominee.

x

Q:	What must I bring to attend my special meeting?

A:	Only shareholders of Duke Energy or Progress Energy, as the case may be, or their authorized representatives, may attend the special meeting. If you wish to attend your special meeting, bring your proxy or your voter information form. You must also bring photo identification. If you hold your shares through a bank, broker, custodian or other record holder, you must also bring proof of ownership such as the voting instruction form from your broker or other nominee, or an account statement.

Q:	What does it mean if I receive more than one set of materials?

A:	This means you own shares of both Duke Energy and Progress Energy common stock or you own shares of Duke Energy or Progress Energy common stock that are registered under different names. For example, you may own some shares directly as a shareholder of record and other shares through a broker or you may own shares through more than one broker. In these situations, you will receive multiple sets of proxy materials. You must vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive in order to vote all of the shares you own. Each proxy card you receive will come with its own postage-paid return envelope; if you vote by mail, make sure you return each proxy card in the return envelope that accompanied that proxy card.

Q:	What do I do if I want to change my vote?

A:	Send a later-dated, signed proxy card so that we receive it prior to your company’s special meeting or attend your company’s special meeting in person and vote. You may also revoke your proxy card by sending a notice of revocation that we receive prior to your company’s special meeting to your company’s Corporate Secretary at the address under the heading “Summary—The Companies” beginning on page 1. You may also change your vote by telephone or Internet. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote.

We provide additional information on changing your vote under the headings “The Duke Energy Special Meeting—Revoking Your Proxy” and “The Progress Energy Special Meeting—Revoking Your Proxy,” beginning on pages 33 and 43, respectively.

Q:	As a participant in the Duke Energy Retirement Savings Plan, the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) or the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393), how do I vote shares held in my plan account?

A:	If you are a participant in any of these plans, you have the right to provide voting directions to the plan trustee, by submitting your proxy card, for those shares of Duke Energy common stock that are held by the plan and allocated to your account. Plan participant proxies are treated confidentially.

If you elect not to provide voting directions to the plan trustee, the plan trustee will vote the Duke Energy shares allocated to your plan account in the same proportion as those shares held by the plan for which the plan trustee has received voting directions from other plan participants. The plan trustee will follow participants’ voting directions and the plan procedure for voting in the absence of voting directions, unless it determines that to do so would be contrary to the Employee Retirement Income Security Act of 1974, as amended. Because the plan trustee must process voting instructions from participants before the date of the Duke Energy special meeting, we urge you to deliver your instructions no later than August 18, 2011.

Q:	As a participant in the Progress Energy 401(k) Savings & Stock Ownership Plan, how do I vote shares held in my plan account?

A:	If you are a participant in this plan, the plan trustee will vote the Progress Energy shares allocated to your plan account only if you execute and return your proxy card, or vote by telephone or via the Internet. Plan participants must provide voting instructions on or before 11:59 p.m. Eastern Daylight Time on August 18, 2011. Any Progress Energy shares allocated to your plan account for which voting instructions are not provided by this time will not be voted and this will have the same effect as being voted against the merger proposal.

Q:	As a participant in the Savings Plan for Employees of Florida Progress Corporation, how do I vote shares held in my plan account?

A:

If you are a participant in this plan, the plan trustee will vote the Progress Energy shares allocated to your plan account when you execute and return your proxy card, or vote by telephone or via the Internet. Plan participants must provide voting instructions on or before 11:59 p.m. Eastern Daylight Time on August 18, 2011. If you do not give direction, your shares will be voted in proportion with how the shares held in the plan (for which the plan trustee has received voting directions from other plan participants) are voted and in the best interest of the plan.

Q:	Should I send in my share certificates now?

A:	No. If we complete the merger:

•

we will send Duke Energy shareholders at the effective time of the reverse stock split written instructions for exchanging certificates representing their pre-reverse stock split shares. We will issue the appropriate number of shares of Duke Energy common stock to you in uncertificated book-entry form unless the holder requests a physical certificate; and

•

we will send former shareholders of Progress Energy written instructions for exchanging their share certificates. We will issue shares of Duke Energy common stock to former holders of Progress Energy common stock in uncertificated book-entry form unless the holder requests a physical certificate.

Q:	When do you expect to complete the merger?

A:	The companies are targeting a closing by the end of 2011, although we cannot assure completion by any particular date. Completion of the merger is conditioned upon the approval of the merger-related matters by shareholders of both Duke Energy and Progress Energy, as well as other customary closing conditions, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Other necessary regulatory approvals include: the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the North Carolina Utilities Commission, the South Carolina Public Service Commission, the Kentucky Public Service Commission and the Federal Communications Commission. Please see “Regulatory Matters,” beginning on page 121.

Q:	Do I have dissenters’ or appraisal rights as a holder of Progress Energy common stock?

A:	No, dissenters’ rights under the North Carolina Business Corporation Act, also referred to as appraisal rights, will not be available to holders of Progress Energy common stock given the structure of the merger and the nature of the consideration that Progress Energy shareholders would receive.

Q:	How can I find more information about Duke Energy and Progress Energy?

A:	For more information about Duke Energy and Progress Energy, see the section of this document entitled “Where You Can Find More Information,” beginning on page 173.

Q:	Who can answer any questions I may have about the special meetings or the merger?

A:	Duke Energy and Progress Energy shareholders who have questions about the merger or the other matters to be voted on at the special meetings or desire additional copies of this document or additional proxy cards should contact:

if you are a Duke Energy shareholder:	if you are a Progress Energy shareholder:

Georgeson Inc. 199 Water Street, 26th Floor New York, New York 10038 Shareholders call toll free: (800) 509-0984 Banks and brokers call collect: (212) 440-9800	Innisfree M&A, Incorporated 501 Madison Avenue, 20th floor New York, New York 10022 Shareholders call toll-free: (877) 750-9499 Banks and brokers call collect: (212) 750-5833

SUMMARY

This summary highlights selected information contained in this document and may not contain all of the information that is important to you. For a more complete description of the merger agreement and the merger, and for other relevant information, you should carefully read this entire document and the other documents to which we have referred you. See “Where You Can Find More Information” beginning on page 173. We include page references to direct you to a more complete description of the topics presented in this summary.

The Companies

Duke Energy Corporation (see page 28)

526 South Church Street

Charlotte, North Carolina 28202

(704) 594-6200

Duke Energy, together with its subsidiaries, is a diversified energy company with both regulated and unregulated utility operations. Duke Energy supplies, delivers and processes energy for customers in the United States and selected international markets. Duke Energy’s regulated utility operations consist of its U.S. franchised electric and gas segment, which owns approximately 27,000 megawatts of generating capacity and serves approximately four million customers located in five states in the southeast and midwest regions of the United States, representing a population of approximately 12 million people. Duke Energy’s commercial power and international business segments own and operate diverse power generation assets in North America and Latin America, including a portfolio of renewable energy assets in the United States.

For the year ended December 31, 2010, Duke Energy had total revenues of $14.3 billion and net income of $1.3 billion. Duke Energy’s consolidated assets as of December 31, 2010 were $59.1 billion. Duke Energy’s common stock is listed and trades on the NYSE under the symbol “DUK.”

Progress Energy, Inc. (see page 28)

410 South Wilmington Street

Raleigh, North Carolina 27601

(919) 546-6111

Progress Energy is a public utility holding company primarily engaged in the regulated electric utility business. Progress Energy owns, directly or indirectly, all of the outstanding common stock of its utility subsidiaries, Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc., or Progress Energy Carolinas, and Florida Power Corporation d/b/a Progress Energy Florida, Inc., or Progress Energy Florida. Progress Energy’s utility business has more than 22,000 megawatts of regulated electric generating capacity and serves approximately 3.1 million retail electric customers as well as other load-serving entities.

For the year ended December 31, 2010, Progress Energy had total revenues of $10.2 billion and net income of $863 million. Progress Energy’s consolidated assets as of December 31, 2010 were $33.1 billion. Progress Energy’s common stock is listed and trades on the NYSE under the symbol “PGN.”

Diamond Acquisition Corporation (see page 29)

Diamond Acquisition Corporation is a North Carolina corporation and a wholly-owned subsidiary of Duke Energy. Diamond Acquisition Corporation was formed on January 6, 2011, for the purpose of effecting the merger. Diamond Acquisition Corporation has not conducted any activities other than those incidental to its formation and the matters contemplated in the merger agreement.

Risk Factors

Before deciding whether to vote for the proposals presented in this document, you should carefully consider all of the information contained in or incorporated by reference into this document, as well as the specific factors under the heading “Risk Factors” beginning on page 20.

The Merger (see page 46)

Upon completion of the merger, Diamond Acquisition Corporation will merge with and into Progress Energy. Progress Energy will be the surviving corporation in the merger and will thereby become a wholly-owned subsidiary of Duke Energy.

In the merger, each outstanding share of Progress Energy common stock (other than certain shares owned by Progress Energy, Duke Energy, or Diamond Acquisition Corporation, which will be cancelled) will be converted into the right to receive shares of Duke Energy common stock, with cash to be paid in lieu of fractional shares (other than in respect of shares held in the Progress Energy dividend reinvestment plan). The merger agreement provides for an exchange ratio of 0.87083 of a share of Duke Energy common stock for each share of Progress Energy common stock, after giving effect to a 1-for-3 reverse stock split with respect to the Duke Energy common stock that Duke Energy plans to implement before the merger. Duke Energy shareholders will continue to own their existing shares of Duke Energy common stock, after adjustment for the reverse stock split.

Based on the number of shares of Duke Energy common stock and Progress Energy common stock outstanding on July 5, 2011, the record date for the two companies’ special meetings of shareholders, existing Duke Energy shareholders would own approximately 63% of the common stock of Duke Energy and former Progress Energy shareholders would own approximately 37% of the common stock of Duke Energy upon the completion of the merger.

Upon completion of the merger, Mr. Rogers, the current chairman, president and chief executive officer of Duke Energy, will serve as the executive chairman of the board of directors of Duke Energy, and Mr. Johnson, the current chairman, president and chief executive officer of Progress Energy, will serve as the president and chief executive officer of Duke Energy, subject to their ability and willingness to serve. Both Mr. Rogers and Mr. Johnson would serve on the board of directors of Duke Energy upon completion of the merger, which at that time will be comprised of 18 members, with 11 members designated by Duke Energy and seven members designated by Progress Energy.

The combined company will maintain Duke Energy’s current headquarters in Charlotte, North Carolina, following the completion of the merger. Duke Energy will also maintain substantial operations in Raleigh, North Carolina. Until the merger has received all necessary approvals and is completed, Duke Energy and Progress Energy will continue operating as separate entities. The companies are targeting to complete the merger by the end of 2011, subject to receipt of the necessary shareholder and regulatory approvals, although we cannot assure completion by any particular date.

Recommendation of the Board of Directors of Duke Energy (see page 59)

The Duke Energy board of directors unanimously recommends that the holders of Duke Energy common stock vote “FOR” the reverse stock split proposal, the share issuance proposal and the Duke Energy adjournment proposal.

For a more complete description of Duke Energy’s reasons for the merger and the recommendation of the Duke Energy board of directors, see “The Merger—Duke Energy’s Reasons for the Merger and Recommendation of Duke Energy’s Board of Directors” beginning on page 59. For a discussion of interests of Duke Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Duke Energy’s shareholders generally, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Duke Energy in the Merger,” beginning on page 107.

Recommendation of the Board of Directors of Progress Energy (see page 80)

The Progress Energy board of directors unanimously recommends that the holders of Progress Energy common stock vote “FOR” the merger proposal and the Progress Energy adjournment proposal.

For a more complete description of Progress Energy’s reasons for the merger and the recommendation of the Progress Energy board of directors, see “The Merger—Progress Energy’s Reasons for the Merger and Recommendation of Progress Energy’s Board of Directors” beginning on page 80. For a discussion of interests of Progress Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Progress Energy’s shareholders generally, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Progress Energy in the Merger,” beginning on page 108.

Opinions of Financial Advisors

Opinions of Financial Advisors to Duke Energy (see page 65)

Opinion of J.P. Morgan Securities LLC. In connection with the execution of the merger agreement, the Duke Energy board of directors received an opinion, dated January 8, 2011, from Duke Energy’s financial advisor, J.P. Morgan Securities LLC, or J.P. Morgan, as to the fairness, from a financial point of view and as of such date, to Duke Energy of the exchange ratio provided for in the merger agreement. For purposes of J.P. Morgan’s opinion, the exchange ratio refers to the 2.6125 exchange ratio provided for in the merger agreement before adjustment for the Duke Energy reverse stock split that Duke Energy plans to effect prior to the completion of the merger as to which reverse stock split J.P. Morgan expressed no opinion. The full text of the written opinion of J.P. Morgan dated January 8, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the opinion and the review undertaken by J.P. Morgan in connection with rendering its opinion, is included as Annex B to this document and is incorporated by reference herein in its entirety. You are encouraged to read the opinion and the description beginning on pages B-1 and 65, respectively, carefully in their entirety. This summary and the description of the opinion beginning on page 65 are qualified in their entirety by reference to the full text of the opinion. J.P. Morgan provided its written opinion to the Duke Energy board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the exchange ratio. J.P. Morgan’s opinion was limited to the fairness, from a financial point of view, to Duke Energy of the exchange ratio in the merger agreement and J.P. Morgan expressed no opinion as to any other matter. The opinion does not constitute a recommendation to any shareholder as to how any shareholder should vote with respect to the merger or any other matter.

Opinion of BofA Merrill Lynch. In connection with the execution of the merger agreement, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or BofA Merrill Lynch, financial advisor to the Duke Energy board of directors, delivered to the Duke Energy board of directors at its meeting on January 8, 2011, an opinion as to the fairness, from a financial point of view and as of the date of the opinion, to Duke Energy of the exchange ratio provided for in the merger agreement. For purposes of BofA Merrill Lynch’s opinion, the exchange ratio refers to the 2.6125 exchange ratio provided for in the merger agreement before adjustment for the Duke Energy reverse stock split that Duke Energy plans to effect prior to the completion of the merger, as to which reverse stock split BofA Merrill Lynch expressed no opinion. The full text of the written opinion of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by BofA Merrill Lynch, is attached as Annex C to this document and is incorporated by reference herein in its entirety. You are encouraged to read the opinion and the description beginning on page C-1 carefully in their entirety. This summary and the description of the opinion beginning on page 71 are qualified in their entirety by reference to the full text of the opinion. BofA Merrill Lynch provided its opinion to the Duke Energy board of directors (in its capacity as such) for the benefit and use of the Duke Energy board of directors in connection with and for purposes of its evaluation of the exchange ratio from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how to vote or act in connection with the merger or any other matter.

Opinions of Financial Advisors to Progress Energy (see page 86)

Opinion of Lazard Frères & Co. LLC. In connection with the execution of the merger agreement, on January 8, 2011, Lazard Frères & Co. LLC, or Lazard, delivered its opinion to the Progress Energy board of directors that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio was fair, from a financial point of view, to holders of Progress Energy common stock. For purposes of Lazard’s opinion, the exchange ratio refers to the 2.6125 exchange ratio provided for in the merger agreement before adjustment for the Duke Energy reverse stock split that Duke Energy plans to effect prior to the completion of the merger, as to which reverse stock split Lazard expressed no opinion. The full text of Lazard’s written opinion, dated January 8, 2011, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as Annex D and is incorporated by reference herein in its entirety. You are encouraged to read Lazard’s opinion and the description beginning on page D-1 carefully and in their entirety. This summary and the description of the opinion beginning on page 86 are qualified in their entirety by reference to the full text of the opinion. Lazard’s opinion was directed to the Progress Energy board of directors for the information and assistance of the Progress Energy board of directors in connection with its evaluation of the merger and addressed only the fairness as of the date of the opinion, from a financial point of view, of the exchange ratio to holders of Progress Energy common stock. Lazard’s opinion was not intended to, and does not, constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto.

Opinion of Barclays Capital Inc. In connection with the execution of the merger agreement, on January 8, 2011, Barclays Capital Inc., or Barclays Capital, rendered its oral opinion (which Barclays Capital subsequently confirmed in writing) to the Progress Energy board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the exchange ratio was fair to shareholders of Progress Energy. The full text of Barclays Capital’s written opinion, dated as of January 8, 2011, is attached as Annex E to this document and is incorporated by reference herein in its entirety. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion and the description beginning on page E-1 carefully and in their entirety. This summary and the description of the opinion beginning on page 97 are qualified in their entirety by reference to the full text of the opinion. Barclays Capital’s opinion, the issuance of which was approved by Barclays Capital’s fairness opinion committee, is addressed to the Progress Energy board of directors, addresses only the fairness, from a financial point of view, of the exchange ratio to the Progress Energy shareholders and does not constitute a recommendation to any shareholder of Progress Energy as to how such shareholder should vote with respect to the merger or any other matter.

Interests of Directors and Executive Officers in the Merger (see page 107)

Duke Energy

Some of Duke Energy’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of Duke Energy shareholders generally. The Duke Energy board of directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the approval of the reverse stock split proposal, the share issuance proposal and the Duke Energy adjournment proposal.

As provided in the merger agreement, at the completion of the merger, the Duke Energy board of directors will include 11 directors designated by Duke Energy and seven directors designated by Progress Energy. Mr. Rogers, the current chairman, president and chief executive officer of Duke Energy, will serve as the executive chairman of the Duke Energy board of directors upon the completion of the merger, subject to his ability and willingness to serve. The merger agreement also provides that certain executive officers of Duke Energy at the time the parties signed the merger agreement may continue to be executive officers of Duke Energy at the time the merger is completed. The continuing management of Duke Energy following completion of the merger is described under the heading “The Merger—Continuing Board and Management Positions,” beginning on page 112.

Please see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Duke Energy in the Merger” beginning on page 107 for additional information about these interests.

Progress Energy

Progress Energy’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of Progress Energy’s shareholders generally. The board of directors of Progress Energy was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in adopting the merger agreement and in recommending the approval of the merger proposal and the Progress Energy adjournment proposal.

As provided in the merger agreement, at the completion of the merger, the Duke Energy board of directors will include seven directors designated by Progress Energy (after consultation with Duke Energy). Mr. Johnson, the current chairman, president and chief executive officer of Progress Energy, will serve as the president and chief executive officer of Duke Energy upon the completion of the merger, subject to his ability and willingness to serve. See “The Merger—Continuing Board and Management Positions” beginning on page 112. In connection with the execution of the merger agreement, Duke Energy, Diamond Acquisition Corporation and Mr. Johnson executed a term sheet in which the parties agreed to enter into a new employment agreement.

Executive officers of Progress Energy will not receive any compensation solely on account of the completion of the merger. Outstanding options to purchase shares of Progress Energy common stock and outstanding awards of restricted stock, restricted stock units and performance shares will be converted into Duke Energy common stock options and other awards that will remain subject to the original vesting requirements under the applicable Progress Energy plan, i.e., the vesting of the options and other awards will not be accelerated on account of the completion of the merger. The outstanding annual incentive awards of executive officers of Progress Energy also will remain subject to the original vesting requirements and will remain subject to performance criteria. As soon as practicable after the completion of the merger, the compensation committee of the Duke Energy board of directors will adjust the original performance criteria for such awards as it determines is appropriate and equitable to reflect the merger, Progress Energy’s performance prior to completion of the merger and the performance criteria of awards made to similarly situated Duke Energy employees.

Additionally, although each of Messrs. Johnson, Yates, Lyash, McArthur and Mulhern will be entitled to severance benefits under the Progress Energy Management Change-in-Control Plan, or the Progress Energy CIC Plan, if their employment is terminated without “cause” or they resign with “good reason” within 24 months after completion of the merger, certain provisions of Mr. Johnson’s term sheet and letter agreement waivers executed by each of Messrs. Yates, Lyash, McArthur and Mulhern, among other things, limit the executives’ eligibility to receive those benefits. In addition, Mr. Johnson’s term sheet provides for the waiver of his right to receive the excise tax gross-up otherwise payable under the Progress Energy CIC Plan on any severance payment he receives.

A member of the board of directors of Progress Energy is an employee of J.P. Morgan, which firm acted as financial advisor to Duke Energy with respect to the merger. Such member has informed the board of directors of Progress Energy that he did not have any involvement in J.P. Morgan’s engagement with Duke Energy in connection with the merger, and that his compensation would not be directly related to that engagement.

Please see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Progress Energy in the Merger” beginning on page 108 for additional information about these interests.

The Management of Duke Energy Following the Completion of the Merger (see page 112)

The merger agreement provides that William D. Johnson will serve as the president and chief executive officer of Duke Energy and James E. Rogers will serve as the executive chairman of the board of directors of Duke Energy, in each case as of the completion of the merger and subject to such individual’s ability and willingness to serve.

The merger agreement also provides that, subject to such individuals’ ability and willingness to serve, the following individuals will be the senior officers of Duke Energy upon completion of the merger:

•	Lynn J. Good, currently group executive and chief financial officer of Duke Energy, will continue as chief financial officer;

•	Dhiaa M. Jamil, currently group executive, chief generation officer and chief nuclear officer of Duke Energy, will lead nuclear generation;

•	Jeffrey J. Lyash, currently executive vice president of energy supply of Progress Energy, will lead energy supply;

•	Marc E. Manly, currently group executive, chief legal officer and corporate secretary of Duke Energy, will be general counsel and corporate secretary;

•	John R. McArthur, currently executive vice president, general counsel and corporate secretary of Progress Energy, will lead regulated utilities;

•	Mark F. Mulhern, currently senior vice president and chief financial officer of Progress Energy, will be chief administrative officer;

•	B. Keith Trent, currently group executive and president of commercial businesses of Duke Energy, will lead commercial businesses;

•	Jennifer L. Weber, currently group executive—human resources and corporate relations of Duke Energy, will lead human resources; and

•	Lloyd M. Yates, currently president and chief executive officer of Progress Energy Carolinas, will lead customer operations.

The Merger Agreement (see page 126)

We include the merger agreement as Annex A to this document. We encourage you to read carefully the merger agreement in its entirety. It is the principal document governing the merger and the other related transactions.

Conditions to the Completion of the Merger (see page 129)

We expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after Duke Energy and Progress Energy receive shareholder approvals at their respective special meetings of shareholders and receive all required regulatory approvals.

The obligation of each of Duke Energy and Progress Energy to complete the merger is subject to the satisfaction or waiver of a number of customary conditions, including the following:

•	the approval by Progress Energy shareholders of the merger proposal;

•	the approval by Duke Energy shareholders of the reverse stock split proposal and the share issuance proposal;

•	the absence of governmental action preventing the completion of the merger;

•	the effectiveness of the registration statement on Form S-4 of which this document is a part;

•	the approval for listing on the NYSE, subject to official notice of issuance, of the shares of Duke Energy common stock that will be issued pursuant to the merger agreement;

•	the effectiveness of the amendment of the amended and restated certificate of incorporation of Duke Energy providing for the reverse stock split;

•

the truth and accuracy of the representations and warranties of the other party, except where the failure to be true and accurate could not reasonably be expected to have a material adverse effect on such other party;

•	the performance in all material respects of the other party’s obligations under the merger agreement;

•

the receipt by each party of written opinions from the party’s legal counsel, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code;

•

the receipt of all of the statutory approvals required to complete the merger, free of any condition that, if effected, would have a material adverse effect on the expected benefits for either company or cause a material reduction in the expected benefits for either party’s shareholders and the absence of any other regulatory order that would have such effect; and

•

the absence since December 31, 2009 of any undisclosed change, event, occurrence or development that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the other party.

Termination of the Merger Agreement (see page 131)

Generally, the merger agreement may be terminated at any time prior to the completion of the merger, whether before or (unless otherwise noted below) after the receipt of the necessary shareholder approvals, under the following circumstances:

•	by mutual written consent of Duke Energy and Progress Energy;

•	by either Duke Energy or Progress Energy:

•

if the merger has not been completed by January 8, 2012, provided that this right to terminate the merger agreement is not available to any party whose failure to perform any of its obligations under the merger agreement results in the failure of the merger to be completed by that date and provided that either party may extend the date on which this termination right would arise by up to an additional six months if the only unsatisfied conditions to completion of the merger are the receipt of required statutory approvals;

•	if either the Duke Energy shareholders or the Progress Energy shareholders do not give the approval required by the merger agreement for completion of the merger;

•

if any final and nonappealable order or injunction by any federal or state court of competent jurisdiction preventing completion of the merger, or applicable federal or state law prohibiting completion of the merger, is in effect, provided that the party seeking termination has used its reasonable best efforts to prevent the entry of and to remove the prohibition;

•

if certain conditions to the terminating party’s obligation to close the merger become incapable of satisfaction prior to the otherwise applicable termination date (whether initial or extended) other than by reason of a material breach by the party seeking to terminate the merger agreement;

•

if the other party breaches the merger agreement or fails to perform its obligations in any material respect, which breach or failure to perform (a) would give rise to the failure of a condition to the terminating party’s obligation to complete the merger and (b) is incapable of being cured or is not cured within 60 days following receipt of written notice from the non-breaching party of the breach or failure to perform; or

•

prior to obtaining the requisite shareholder approvals for completion of the merger, in response to a superior third-party takeover proposal involving the terminating party, so long as certain additional conditions are met, including payment of a termination fee to the non-terminating party.

Either party may also terminate the merger agreement prior to the shareholder approval of the other party being obtained, if the board of directors of the other party:

•

withdraws or modifies, or proposes publicly to withdraw or modify, its approval or recommendation of the merger proposal, in the case of Progress Energy, or the share issuance proposal and reverse stock split proposal, in the case of Duke Energy;

•

fails to reaffirm its approval or recommendation within 15 business days of receipt of a written request for reaffirmation by the other party when such party is in receipt of a third-party takeover proposal that has not been rejected, provided that the 15-business day period will be extended for an additional ten business days following any material modification to the third-party takeover proposal occurring after the receipt of the written request to reaffirm, and that the 15-business day period will recommence each time a third-party takeover proposal is made following the receipt of a written request from the other party from a person that had not previously made a third-party takeover proposal prior to the receipt of the written request from the other party; or

•	approves or recommends, or proposes to approve or recommend, a third-party takeover proposal.

Termination Fees; Reimbursement of Expenses (see page 132)

Under certain circumstances involving a third-party acquisition proposal, a change in a board of directors’ recommendation of the proposals contained in this document or a termination of the merger agreement by the other party due to a breach of the merger agreement, Duke Energy or Progress Energy may be required, subject to certain conditions, to (i) reimburse the other party for its fees and expenses in an amount not to exceed $30 million and/or (ii) pay a termination fee of $675 million, in the case of a termination fee payable by Duke Energy to Progress Energy, or a termination fee of $400 million, in the case of a termination fee payable by Progress Energy to Duke Energy, provided that any termination fee payable will be reduced by the amount of any fees and expenses previously reimbursed by such party.

No Solicitation; Board Recommendation (see page 134)

The merger agreement restricts the ability of either Duke Energy or Progress Energy to directly or indirectly, solicit, initiate, knowingly encourage or engage in discussions with a third-party regarding a third-

party takeover proposal of Duke Energy or Progress Energy, respectively. If, however, either party, as applicable, receives an unsolicited takeover proposal from a third-party that, prior to receipt of its respective shareholder approvals required to complete the merger, such party’s board of directors determines in good faith, after consultation with such party’s legal and financial advisors, constitutes a superior proposal or is reasonably likely to result in a superior proposal, that party may furnish information to the third-party and engage in discussions or negotiations regarding a takeover proposal with the third-party, subject to specified conditions. The board of directors of either Duke Energy or Progress Energy may also withdraw its approval or recommendation of the proposals described in this document, subject to certain conditions, if such board first determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the board of directors’ fiduciary duties under applicable law.

Accounting Treatment (see page 118)

Duke Energy prepares its financial statements in accordance with accounting principles generally accepted in the United States, which we refer to as GAAP. The merger will be accounted for by applying the acquisition method with Duke Energy treated as the acquiror.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split (see page 37)

Duke Energy intends for the reverse stock split to qualify as a “recapitalization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. On the basis that the reverse stock split so qualifies, Duke Energy shareholders whose pre-reverse stock split shares of Duke Energy common stock are exchanged in the reverse stock split will not recognize gain or loss for U.S. federal income tax purposes, except to the extent of cash, if any, received in lieu of a fractional share of Duke Energy common stock (which fractional share will be treated as received and then exchanged for such cash).

The discussion of material U.S. federal income tax consequences of the reverse stock split contained in this document is intended to provide only a general summary and is not a complete analysis or description of all potential U.S. federal income tax consequences of the reverse stock split. The discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws.

Duke Energy shareholders are strongly urged to consult with their tax advisors regarding the tax consequences of the reverse stock split to them, including the effects of U.S. federal, state, local, foreign and other tax laws.

For additional information, please see “Proposals Submitted to Duke Energy’s Shareholders—The Reverse Stock Split Proposal—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 37.

Material U.S. Federal Income Tax Consequences of the Merger (see page 114)

It is a condition to the obligation of Progress Energy to complete the merger that Progress Energy receive a written opinion from Hunton & Williams LLP, counsel to Progress Energy, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” under Section 368(a) of the Code. It is a condition to the obligation of Duke Energy to effect the merger that Duke Energy receive a written opinion from Wachtell, Lipton, Rosen & Katz, counsel to Duke Energy, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” under Section 368(a) of the Code. In addition, in connection with the effective registration statement, each of Hunton & Williams LLP and Wachtell, Lipton, Rosen & Katz has delivered an opinion to Progress Energy and Duke Energy, respectively, to the same effect as the opinions described above and to the effect that a U.S. holder of Progress Energy common stock whose shares of Progress Energy common stock are converted into the right to receive shares of Duke Energy common stock in the merger generally will not recognize gain or loss, except to the extent of cash, if any, received in lieu of a fractional share of Duke Energy common stock.

The discussion of material U.S. federal income tax consequences of the merger contained in this document is intended to provide only a general summary and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. The discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws.

Progress Energy shareholders are strongly urged to consult with their tax advisors regarding the tax consequences of the merger to them, including the effects of U.S. federal, state, local, foreign and other tax laws.

For additional information, please see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 114.

Regulatory Matters (see page 121)

To complete the merger, Duke Energy and Progress Energy must obtain approvals or consents from, or make filings with, a number of United States federal and state public utility, antitrust and other regulatory authorities. The material United States federal and state approvals, consents and filings include the following:

•

the expiration or early termination of certain waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act and the related rules and regulations, which provide that certain acquisition transactions may not be completed until required information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission;

•	authorization from the Federal Energy Regulatory Commission under the Federal Power Act;

•	approval from the Nuclear Regulatory Commission under the Atomic Energy Act of 1954;

•	approval from the North Carolina Utilities Commission under Section 62-111(a) of the North Carolina General Statutes;

•	approval from the Kentucky Public Service Commission; and

•	approval from the South Carolina Public Service Commission.

Duke Energy and Progress Energy will also provide information regarding the merger to their other state regulators as applicable and as requested. Finally, the transfer of indirect control over certain Federal Communications Commission, or FCC, licenses for private internal communications held by certain subsidiaries of Progress Energy will require the approval of the FCC.

Duke Energy and Progress Energy have made or intend to make various filings and submissions for the above-mentioned authorizations and approvals. Duke Energy and Progress Energy will seek to complete the merger by the end of 2011. Although Duke Energy and Progress Energy believe that they will receive the required consents and approvals described above to complete the merger, we cannot give any assurance as to the timing of these consents and approvals or as to Duke Energy’s and Progress Energy’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary). We also cannot ensure that we will obtain such consents or approvals on terms and subject to conditions satisfactory to Duke Energy and Progress Energy. Please see “Regulatory Matters,” beginning on page 121, for additional information about these matters.

Effect on Awards Outstanding Under Progress Energy Stock Plans (see page 119)

At the effective time of the merger, each option to purchase shares of Progress Energy common stock that was granted under the Progress Energy employee stock option plans and that is outstanding immediately prior to the effective time of the merger will be converted into an option to acquire a number of shares of Duke Energy common stock equal to the number of shares of Progress Energy common stock subject to the Progress Energy stock option immediately prior to the effective time of the merger multiplied by the exchange ratio, as adjusted to reflect the reverse stock split, rounded down to the nearest whole share of Duke Energy common stock, with an exercise price per share of Duke Energy common stock equal to the exercise price per share under such Progress Energy stock option divided by the exchange ratio, as adjusted to reflect the reverse stock split, rounded up to the nearest cent. Also upon completion of the merger, each Progress Energy restricted share, Progress Energy restricted stock unit, Progress Energy performance share or other Progress Energy equity award will be converted into an award in respect of a number of shares of Duke Energy common stock equal to the number of shares of Progress Energy common stock represented by such award multiplied by the exchange ratio, as adjusted to reflect the reverse stock split.

Except as set forth above, each converted Progress Energy stock option, Progress Energy restricted share, Progress Energy restricted stock unit, Progress Energy performance share or other Progress Energy equity award will be subject to the same terms and conditions, including vesting, as were applicable to the corresponding Progress Energy stock option, Progress Energy restricted share, Progress Energy restricted stock unit, Progress Energy performance share or other Progress Energy equity award immediately prior to the effective time of the merger. However, the compensation committee of the Duke Energy board of directors will as soon as practicable after the effective time of the merger adjust the performance measures applicable to performance shares as it determines is appropriate and equitable to reflect the performance of Progress Energy during the performance measurement period prior to the effective time of the merger, the transactions undertaken pursuant to the merger agreement and the performance measures under awards made to similarly situated Duke Energy employees for the same or comparable performance cycle.

Legal Proceedings Related to the Merger (see page 116)

Duke Energy and Progress Energy are aware of eleven purported class action lawsuits that plaintiffs had filed against Progress Energy, each member of Progress Energy’s board of directors, Duke Energy and Diamond Acquisition Corporation in connection with the merger. Among other things, the lawsuits seek injunctive relief that would prevent completion of the merger in accordance with the terms of the merger agreement. Both Duke Energy and Progress Energy believe the lawsuits are without merit. The plaintiffs brought ten of the cases in the North Carolina state courts and one in the U.S. District Court for the Eastern District of North Carolina.

We provide additional information on legal proceedings related to the merger beginning on page 116.

Comparison of Shareholder Rights (see page 159)

Progress Energy is a North Carolina corporation. Duke Energy is a Delaware corporation. The shares of Duke Energy common stock that Progress Energy shareholders will receive in the merger will be shares of a Delaware corporation. Progress Energy shareholder rights under North Carolina law and Duke Energy shareholder rights under Delaware law are different. In addition, Duke Energy’s amended and restated certificate of incorporation and its amended and restated by-laws contain provisions that are different from Progress Energy’s amended and restated articles of incorporation and by-laws, each as amended.

For a summary of certain differences between the rights of Duke Energy shareholders and Progress Energy shareholders, see “Comparison of Shareholder Rights,” beginning on page 159.

SELECTED HISTORICAL FINANCIAL DATA OF DUKE ENERGY

The following table sets forth selected consolidated financial information for Duke Energy. Duke Energy derived the selected statement of operations data for the three months ended March 31, 2011 and March 31, 2010 and the selected balance sheet data as of March 31, 2011 and March 31, 2010 from Duke Energy’s unaudited condensed consolidated financial statements. Duke Energy derived the selected statement of operations data for each of the years in the five year period ended December 31, 2010 and the selected balance sheet data as of December 31 for each of the five years in the period ended December 31, 2010 from Duke Energy’s consolidated audited financial statements. The following information is only a summary and is not necessarily indicative of the results of future operations of Duke Energy or the combined company, and you should read the information together with Duke Energy’s consolidated financial statements, the notes related thereto and management’s related reports on Duke Energy’s financial condition and performance, all of which are contained in Duke Energy’s reports filed with the SEC and incorporated herein by reference. See “Where You Can Find More Information” beginning on page 173 of this document.

	Unaudited as of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
			(in millions, except per share amounts)
Statement of Operations
Total operating revenues	$3,663	$3,594	$14,272	$12,731	$13,207	$12,720	$10,607
Total operating expenses	2,859	2,835	11,964	10,518	10,765	10,222	9,210
Gains on sales of investments in commercial and multi-family real estate	—	—	—	—	—	—	201
Gains (losses) on sales of other assets and other, net	10	2	153	36	69	(5)	223

Operating income	814	761	2,461	2,249	2,511	2,493	1,821
Total other income and expenses	151	120	589	333	121	428	354
Interest expense	219	210	840	751	741	685	632

Income from continuing operations before income taxes	746	671	2,210	1,831	1,891	2,236	1,543
Income tax expense from continuing operations	233	226	890	758	616	712	450

Income from continuing operations	513	445	1,320	1,073	1,275	1,524	1,093
Income (loss) from discontinued operations, net of tax	—	—	3	12	16	(22)	783

Income before Extraordinary Items	513	445	1,323	1,085	1,291	1,502	1,876
Extraordinary items, net of tax	—	—	—	—	67	—	—

Net income	513	445	1,323	1,085	1,358	1,502	1,876
Net income (loss) attributable to noncontrolling interests	2	—	3	10	(4)	2	13

Net income attributable to Duke Energy Corporation	$511	$445	$1,320	$1,075	$1,362	$1,500	$1,863

Common Stock Data
Income per share from continuing operations attributable to Duke Energy Corporation common shareholders
Basic	$0.38	$0.34	$1.00	$0.82	$1.01	$1.21	$0.92
Diluted	0.38	0.34	1.00	0.82	1.01	1.20	0.91
Income (loss) per share from discontinued operations attributable to Duke Energy Corporation common shareholders
Basic	$—	$—	$—	$0.01	$0.02	$(0.02)	$0.67
Diluted	—	—	—	0.01	0.01	(0.02)	0.66
Earnings per share (before extraordinary items)
Basic	$0.38	$0.34	$1.00	$0.83	$1.03	$1.19	$1.59
Diluted	0.38	0.34	1.00	0.83	1.02	1.18	1.57
Earnings per share (from extraordinary items)
Basic	$—	$—	$—	$—	$0.05	$—	$—
Diluted	—	—	—	—	0.05	—	—
Net income per share attributable to Duke Energy Corporation common shareholders
Basic	$0.38	$0.34	$1.00	$0.83	$1.08	$1.19	$1.59
Diluted	0.38	0.34	1.00	0.83	1.07	1.18	1.57
Dividends per share(a)	0.245	0.24	0.97	0.94	0.90	0.86	1.26
Balance Sheet
Total assets	$58,986	$57,633	$59,090	$57,040	$53,077	$49,686	$68,700
Long-term debt including capital leases and VIEs, less current maturities	$17,226	$16,279	$17,935	$16,113	$13,250	$9,498	$18,118

(a)	2007 decrease due to the spin-off of the natural gas businesses to shareholders on January 2, 2007 as dividends subsequent to the spin-off were split proportionately between Duke Energy and Spectra Energy Corp. such that the sum of the dividends of the two stand-alone companies approximated the total dividend of Duke Energy prior to the spin-off.

SELECTED HISTORICAL FINANCIAL DATA OF PROGRESS ENERGY

The following table sets forth selected consolidated financial information for Progress Energy. Progress Energy derived the selected statement of operations data for the three months ended March 31, 2011 and March 31, 2010 and the selected balance sheet data as of March 31, 2011 and March 31, 2010 from Progress Energy’s unaudited condensed consolidated financial statements. Progress Energy derived the selected statement of operations data for each of the years in the five year period ended December 31, 2010 and the selected balance sheet data as of December 31 for each of the five years in the period ended December 31, 2010 from Progress Energy’s consolidated audited financial statements. The following information is only a summary and is not necessarily indicative of the results of future operations of Duke Energy and Progress Energy or the combined company, and you should read the information together with Progress Energy’s consolidated financial statements, the notes related thereto and management’s related reports on Progress Energy’s financial condition and performance, all of which are contained in Progress Energy’s reports filed with the SEC and incorporated herein by reference. See “Where You Can Find More Information” beginning on page 173 of this document.

	Unaudited as of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
			(in millions, except per share data)
Operating Results
Operating revenues	$2,167	$2,535	$10,190	$9,885	$9,167	$9,153	$8,724
Income from continuing operations	187	191	867	840	778	702	567
Net income	185	190	863	761	836	496	620
Net income attributable to controlling interests	184	190	856	757	830	504	571

Per Share Data
Basic and diluted earnings
Income from continuing operations attributable to controlling interests, net of tax	$0.63	$0.67	$2.96	$2.99	$2.95	$2.70	$2.19

Net income attributable to controlling interests	0.62	0.67	2.95	2.71	3.17	1.96	2.27

Assets	$32,622	$32,134	$33,054	$31,236	$29,873	$26,338	$25,832

Capitalization and Debt
Common stock equity	$10,047	$9,676	$10,023	$9,449	$8,687	$8,395	$8,259
Noncontrolling interests	3	5	4	6	6	84	10
Preferred stock of subsidiaries	93	93	93	93	93	93	93
Long-term debt, net(a)	12,141	11,934	12,137	12,051	10,659	8,737	8,835
Current portion of long-term debt	300	1,006	505	406	—	877	324
Short-term debt	79	—	—	140	1,050	201	—
Capital lease obligations	220	230	221	231	239	247	72

Total capitalization and debt	$22,883	$22,944	$22,983	$22,376	$20,734	$18,634	$17,593

Dividends declared per common share	$0.620	$0.620	$2.480	$2.480	$2.465	$2.445	$2.425

(a)	Includes long-term debt to affiliated trust of $273 million at March 31, 2011 and December 31, 2010, $272 million at March 31, 2010 and December 31, 2009 and 2008 and $271 million at December 31, 2007 and 2006 (See Note 14 to Progress Energy’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 and Note 23 to Progress Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA

The unaudited pro forma condensed combined consolidated statements of operations information for the three months ended March 31, 2011, and the year ended December 31, 2010, gives effect to the merger as if it had occurred on January 1, 2010. The unaudited pro forma condensed combined consolidated balance sheet information as of March 31, 2011, gives effect to the merger as if it had occurred on March 31, 2011.

We present the unaudited pro forma condensed combined consolidated financial statements for illustrative purposes only, and they are not necessarily indicative of the results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in this document under the heading “Risk Factors” beginning on page 20. You should read the following selected unaudited pro forma condensed combined consolidated financial information in conjunction with the “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” and related notes included in this document beginning on page 143.

	Three Months Ended March 31, 2011	Year Ended December 31, 2010
	(in millions, except per share data)
Pro Forma Condensed Combined Consolidated Statements of Operations Information:
Operating Revenues	$5,824	$24,432
Income From Continuing Operations	721	2,213
Net Income From Continuing Operations Attributable to Controlling Interests	718	2,203
Basic Earnings Per Share From Continuing Operations Attributable to Common Shareholders(1)	1.02	3.16
Diluted Earnings Per Share From Continuing Operations Attributable to Common Shareholders(1)	1.02	3.16

		As of March 31, 2011
		(in millions)
Pro Forma Condensed Combined Consolidated Balance Sheet Information:
Cash and Cash Equivalents		$1,591
Total Assets		96,550
Long-Term Debt(2)		31,881
Total Liabilities(3)		27,413
Total Shareholders’ Equity		37,038
Total Capitalization(4)		69,137
Total Liabilities and Capitalization		96,550

(1)	Assuming exchange ratio of 0.87083, following the 1-for-3 reverse stock split.
(2)	Includes long-term debt due within one year.
(3)	Excludes long-term debt and preferred stock.
(4)	Includes long-term debt due within one year, preferred stock and noncontrolling interests.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL DATA

The following tables present: (1) historical per share information for Duke Energy; (2) pro forma per share information of the combined company after giving effect to the merger; and (3) historical and equivalent pro forma per share information for Progress Energy.

We derived the combined company pro forma per share information primarily by combining information from the historical consolidated financial statements of Duke Energy and Progress Energy. You should read these tables together with the historical consolidated financial statements of Duke Energy and Progress Energy that are filed with the SEC and incorporated by reference into this document. You should not rely on the pro forma per share information as being necessarily indicative of actual results had the merger occurred on January 1, 2010, for statement of operations purposes or March 31, 2011, for book value per share data.

	As of and for the Three Months Ended March 31, 2011
	Duke Energy			Progress Energy
	Historical	Pro Forma Combined		Historical	Equivalent Pro Forma
	($ per share)
Per share data assuming exchange ratio of 2.6125, unadjusted for 1-for-3 reverse stock split:
Basic Earnings Per Share From Continuing Operations Attributable to Common Shareholders	0.38	0.34		0.63	0.89	(4)
Diluted Earnings Per Share From Continuing Operations Attributable to Common Shareholders	0.38	0.34		0.63	0.89	(4)
Book value per share(1)	17.17	17.70		34.17	46.24	(4)
Cash dividends declared per share	0.245	0.245	(2)	0.62	0.64	(4)

Per share data assuming exchange ratio of 0.87083, adjusted to reflect 1-for-3 reverse stock split:
Basic Earnings Per Share From Continuing Operations Attributable to Common Shareholders	1.15	1.02		0.63	0.89	(5)
Diluted Earnings Per Share From Continuing Operations Attributable to Common Shareholders	1.15	1.02		0.63	0.89	(5)
Book value per share(1)	51.51	53.10		34.17	46.24	(5)
Cash dividends declared per share(3)	0.735	0.735	(2)	0.62	0.64	(5)

	For the Year Ended December 31, 2010
	Duke Energy			Progress Energy
	Historical	Pro Forma Combined		Historical	Equivalent Pro Forma
	($ per share)
Per share data assuming exchange ratio of 2.6125, unadjusted for 1-for-3 reverse stock split:
Basic Earnings Per Share From Continuing Operations Attributable to Common Shareholders	1.00	1.05		2.96	2.75	(4)
Diluted Earnings Per Share From Continuing Operations Attributable to Common Shareholders	1.00	1.05		2.96	2.75	(4)
Cash dividends declared per share	0.97	0.97	(2)	2.48	2.53	(4)

Per share data assuming exchange ratio of 0.87083, adjusted to reflect 1-for-3 reverse stock split:
Basic Earnings Per Share From Continuing Operations Attributable to Common Shareholders	3.00	3.16		2.96	2.75	(5)
Diluted Earnings Per Share From Continuing Operations Attributable to Common Shareholders	3.00	3.16		2.96	2.75	(5)
Cash dividends declared per share(3)	2.91	2.91	(2)	2.48	2.53	(5)

(1)	Historical book value per share is computed by dividing total equity by the number of shares of Duke Energy or Progress Energy stock outstanding, as applicable. Pro forma combined book value per share is computed by dividing pro forma combined total equity by the pro forma combined number of shares of Duke Energy common stock that would have been outstanding as of March 31, 2011 had the merger been completed on that date.
(2)	The Duke Energy pro forma combined cash dividends declared per common share represent Duke Energy’s historical cash dividends declared per common share.
(3)	Assumes the Duke Energy board of directors adjusted the dividend level to maintain Duke Energy’s dividend policy following the reverse stock split that Duke Energy plans to implement prior to, and conditioned on, the completion of the merger.
(4)	Derived by multiplying the combined company pro forma per share information by 2.6125, the merger exchange ratio before adjustment for the reverse stock split.
(5)	Derived by multiplying the combined company pro forma per share information by 0.87083, the merger exchange ratio after adjustment for the reverse stock split.

MARKET INFORMATION AND DIVIDENDS

Shares of Duke Energy common stock are listed and trade on the NYSE under the symbol “DUK.” Shares of Progress Energy common stock are listed and trade on the NYSE under the symbol “PGN.”

The following table presents the closing sales prices of shares of Duke Energy common stock and Progress Energy common stock, each as reported by the NYSE, on (i) January 5, 2011, the last trading day before various news outlets began reporting on a possible transaction involving Duke Energy and Progress Energy, (ii) January 7, 2011, the last trading day for which market information is available prior to the public announcement of the execution of the merger agreement and (iii) July 5, 2011, the last practicable trading day prior to the date of this document. The table also presents the equivalent market value per share of shares of Progress Energy common stock as of each such date, determined as described in the footnote accompanying the table.

	Duke Energy Common Stock	Progress Energy Common Stock	Progress Energy Common Stock Equivalent Per Share(1)
January 5, 2011	$17.77	$43.39	$46.42
January 7, 2011	$17.79	$44.72	$46.48
July 5, 2011	$19.07	$48.78	$49.82

(1)	We calculated the equivalent per share data for Progress Energy common stock by multiplying the closing market price of a share of Duke Energy common stock on each of the dates indicated by 2.6125, the merger exchange ratio before adjustment for the reverse stock split that Duke Energy plans to implement prior to, and conditioned on, the completion of the merger.

We encourage you to obtain current market quotations prior to making any decision with respect to the merger. The market prices of Duke Energy common stock and Progress Energy common stock will fluctuate between the date of this document and the completion of the merger. Duke Energy and Progress Energy can give no assurance concerning the market price of Duke Energy common stock or Progress Energy common stock before or after the effective time of the merger.

Following the effective time of the merger, we expect the shares of Duke Energy common stock to continue to trade on the NYSE under the symbol “DUK.”

The most recent quarterly dividend declared by Duke Energy prior to the date of this document was $0.25 per share of common stock declared on June 21, 2011, and payable on September 16, 2011. Duke Energy’s current dividend is $1.00 per share of common stock on an annual basis. The most recent quarterly dividend declared by Progress Energy prior to the date of this document was $0.62 per share of common stock declared on May 11, 2011, and payable on August 1, 2011. Progress Energy’s current dividend is $2.48 per share of common stock on an annual basis.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain certain forecasts and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, revenue enhancements, competitive positions, growth opportunities, plans and objectives of the management of each of Duke Energy, Progress Energy and, following completion of the merger, the combined company, the merger and the markets for Duke Energy and Progress Energy common stock and other matters. Statements in this document and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act, and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Duke Energy, Progress Energy and, following the merger, the combined company, wherever they occur in this document or the documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective managements of Duke Energy and Progress Energy and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and incorporated by reference into this document.

Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “target,” “will,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are found at various places throughout this document, including in the section entitled “Risk Factors” beginning on page 20. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in Duke Energy’s and Progress Energy’s filings with the SEC, including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2010, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These important factors also include those set forth under “Risk Factors,” beginning on page 20, as well as, among others, risks and uncertainties relating to:

•

the ability of the parties to timely and successfully receive the required approvals for the merger from (i) regulatory agencies free of burdensome conditions to the parties and (ii) their respective shareholders;

•

the outcome of any legal proceedings, regulatory investigations, or other proceedings or inquiries that have been or may be instituted against Duke Energy, Progress Energy and others subsequent to the announcement of the merger agreement and transactions contemplated therein;

•	the possibility that the anticipated benefits from the merger cannot be fully realized or may take longer to realize than expected;

•	the possibility that costs, difficulties or disruptions related to the integration of Progress Energy’s operations into Duke Energy will be greater than expected;

•	the fluctuation of the market value of Duke Energy common stock;

•	industrial, commercial and residential growth, or lack thereof, in our service territories;

•	the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates;

•	changes in environmental and other laws and regulations to which we and our subsidiaries are subject;

•	the ability of the combined company to retain and hire key personnel;

•

the ability of Duke Energy and Progress Energy prior to completion of the merger, and of the combined company following completion of the merger, to complete on-going construction projects within the timelines and budgets currently anticipated for these projects and the risk that the applicable state utility regulators may limit recovery on these projects if we exceed those budgets;

•	the effect of accounting pronouncements issued periodically by accounting standard-setting bodies;

•	the timing, success and overall effects of competition from a wide variety of competitive providers;

•	the results of financing efforts, including our ability to obtain financing on favorable terms, which can be affected by various factors, including our credit ratings and general economic conditions;

•

state, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures, and affect the speed at and degree to which competition enters the electric and natural gas industries;

•	the risk that revenues following the merger may be lower than expected;

•	changes in political or other factors such as monetary policy, legal and regulatory changes or other external factors over which the companies have no control;

•	the weather and other natural phenomena, including the economic, operational and other effects of hurricanes and ice storms;

•

general economic conditions, including any potential effects arising from terrorist attacks and any consequential hostilities or other hostilities or other external factors over which we have no control;

•	changes in market conditions, including demand and market prices for electricity, capacity, fuel and emission allowances;

•	declines in the market prices of equity securities and resultant cash funding requirements for Duke Energy’s and Progress Energy’s defined benefit pension plans; and

•	the risk that the closing of the merger is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this document, or in the case of a document incorporated by reference, as of the date of that document. The areas of risk and uncertainty described above are not exclusive and should be considered in connection with any written or oral forward-looking statements that may be made or included in this document or on, before or after the date of this document by Duke Energy or Progress Energy or anyone acting for any or both of them. Except as required by law, neither Duke Energy nor Progress Energy undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date that they were made or to reflect the occurrence of unanticipated events.

We discuss additional factors, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements in reports filed with the SEC by Duke Energy and Progress Energy. See “Where You Can Find More Information” beginning on page 173 for a list of the documents incorporated by reference.

RISK FACTORS

In addition to the other information included and incorporated by reference into this document, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 18, Duke Energy and Progress Energy shareholders should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of Duke Energy and Progress Energy because those risks will also affect the combined company. Those risks can be found in the Annual Reports on Form 10-K for the fiscal year ended December 31, 2010 for each of Duke Energy and Progress Energy, as updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are incorporated by reference into this document. You should also read and consider the other information in this document and the other documents incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 173.

Risks Related to the Merger

Because the market price of shares of Duke Energy common stock will fluctuate and the exchange ratio will not be adjusted to reflect such fluctuations, Progress Energy shareholders cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger following the reverse stock split, each outstanding share of Progress Energy common stock will be converted into the right to receive 0.87083 of a share of Duke Energy common stock. The number of shares of Duke Energy common stock to be issued pursuant to the merger agreement for each share of Progress Energy common stock will not change to reflect changes in the market price of Duke Energy or Progress Energy common stock. The market price of Duke Energy common stock at the time of completion of the merger may vary significantly from the market prices of Duke Energy common stock on the date the merger agreement was executed, the date of this document and the date of the respective special shareholder meetings. Accordingly, at the time of the Progress Energy special shareholder meeting, you will not know or be able to calculate the market value of the merger consideration you will receive upon completion of the merger.

In addition, we might not complete the merger until a significant period of time has passed after the respective special shareholder meetings. Because we will not adjust the exchange ratio to reflect any changes in the market value of Duke Energy common stock or Progress Energy common stock, the market value of the Duke Energy common stock issued in connection with the merger and the Progress Energy common stock surrendered in connection with the merger may be higher or lower than the values of those shares on earlier dates. Stock price changes may result from market reaction to the announcement of the merger and market assessment of the likelihood that the merger will be completed, changes in the business, operations or prospects of Duke Energy or Progress Energy prior to or following the merger, litigation or regulatory considerations, general business, market, industry or economic conditions and other factors both within and beyond the control of Duke Energy and Progress Energy. Neither Duke Energy nor Progress Energy is permitted to terminate the merger agreement solely because of changes in the market price of either company’s common stock.

Current Duke Energy and Progress Energy shareholders will have a reduced ownership and voting interest after the merger.

Duke Energy will issue or reserve for issuance approximately 264 million shares of Duke Energy common stock (after giving effect to the Duke Energy reverse stock split) to Progress Energy shareholders in the merger (including shares of Duke Energy common stock to be issued in connection with outstanding Progress Energy equity awards). Based on the number of shares of common stock of Duke Energy and Progress Energy outstanding on July 5, 2011, the record date for the two companies’ special meetings of shareholders, upon the completion of the merger, current Duke Energy shareholders and former Progress Energy shareholders would own approximately 63% and 37% of the common stock of Duke Energy, respectively.

Duke Energy and Progress Energy shareholders currently have the right to vote for their respective directors and on other matters affecting their company. When the merger occurs, each Progress Energy shareholder who receives shares of Duke Energy common stock will become a shareholder of Duke Energy with a percentage ownership of the combined company that will be smaller than the shareholder’s percentage ownership of Progress Energy. Correspondingly, each Duke Energy shareholder will remain a shareholder of Duke Energy with a percentage ownership of the combined company that will be smaller than the shareholder’s percentage of Duke Energy prior to the merger. As a result of these reduced ownership percentages, Duke Energy shareholders will have less voting power in the combined company than they now have with respect to Duke Energy, and former Progress Energy shareholders will have less voting power in the combined company than they now have with respect to Progress Energy.

The merger agreement contains provisions that limit each of Duke Energy’s and Progress Energy’s ability to pursue alternatives to the merger, which could discourage a potential acquirer of either Progress Energy or Duke Energy from making an alternative transaction proposal and, in certain circumstances, could require Duke Energy or Progress Energy to pay to the other a significant termination fee, as well as transaction expenses.

Under the merger agreement, Duke Energy and Progress Energy are restricted, subject to limited exceptions, from entering into alternative transactions in lieu of the merger. In general, unless and until the merger agreement is terminated, both Duke Energy and Progress Energy are restricted from, among other things, soliciting, initiating, knowingly encouraging or facilitating a competing acquisition proposal from any person. Each of the Duke Energy board of directors and the Progress Energy board of directors is limited in its ability to change its recommendation with respect to the merger-related proposals. Duke Energy or Progress Energy may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including compliance with the non-solicitation provisions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Duke Energy or Progress Energy from considering or proposing such an acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than the consideration proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. Under the merger agreement, in the event Duke Energy or Progress Energy terminates the merger agreement to accept a superior proposal, or under certain other circumstances, Duke Energy or Progress Energy, as applicable, would be required to (i) reimburse the other party for the other party’s fees and expenses in an amount not to exceed $30 million and/or (ii) pay a termination fee of $675 million in the case of a termination fee payable by Duke Energy to Progress Energy and a termination fee of $400 million in the case of a termination fee payable by Progress Energy to Duke Energy, provided that any termination fee payable will be reduced by the amount of any fees and expenses previously reimbursed. See “The Merger Agreement—No Solicitation” beginning on page 134.

Duke Energy and Progress Energy will be subject to various uncertainties and contractual restrictions while the merger is pending that may cause disruption and could adversely affect their financial results.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on Duke Energy and/or Progress Energy. These uncertainties may impair Duke Energy’s and/or Progress Energy’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, as employees and prospective employees may experience uncertainty about their future roles with the combined company, and could cause customers, suppliers and others who deal with Duke Energy or Progress Energy to seek to change existing business relationships with Duke Energy or Progress Energy. The pursuit of the merger and the preparation for the integration may also place a burden on management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could affect Duke Energy’s and/or Progress Energy’s financial results.

In addition, the merger agreement restricts each of Duke Energy and Progress Energy, without the other’s consent, from making certain acquisitions and dispositions and taking other specified actions while the merger is pending. These restrictions may prevent Duke Energy and/or Progress Energy from pursuing otherwise attractive business opportunities and making other changes to their respective businesses prior to completion of the merger or termination of the merger agreement. See “The Merger Agreement—Covenants of Duke Energy and Progress Energy” beginning on page 140.

If completed, the merger may not achieve its anticipated results, and Duke Energy and Progress Energy may be unable to integrate their operations in the manner expected.

Duke Energy and Progress Energy entered into the merger agreement with the expectation that the merger will result in various benefits, including, among other things, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether the businesses of Duke Energy and Progress Energy can be integrated in an efficient, effective and timely manner.

It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect the combined company’s ability to achieve the anticipated benefits of the merger. The combined company’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur prior to the closing of the merger. The companies may have difficulty addressing possible differences in corporate cultures and management philosophies. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect the combined company’s future business, financial condition, operating results and prospects.

The merger may not be accretive to earnings and may cause dilution to Duke Energy’s earnings per share, which may negatively affect the market price of Duke Energy’s common stock.

Duke Energy currently anticipates that the merger will be accretive to earnings per share in the first full year following the completion of the merger, after factoring in synergies and excluding costs to achieve synergies and other one-time costs related to the merger. This expectation is based on preliminary estimates that are subject to change. Duke Energy also could encounter additional transaction and integration-related costs, may fail to realize all of the benefits anticipated in the merger or be subject to other factors that affect preliminary estimates. Any of these factors could cause a decrease in Duke Energy’s adjusted earnings per share or decrease or delay the expected accretive effect of the merger and contribute to a decrease in the price of Duke Energy’s common stock.

Duke Energy will record goodwill that could become impaired and adversely affect its operating results.

Accounting standards in the United States require that one party to the merger be identified as the acquirer. In accordance with these standards, the merger will be accounted for as an acquisition of Progress Energy common stock by Duke Energy and will follow the acquisition method of accounting for business combinations. The assets and liabilities of Progress Energy will be consolidated with those of Duke Energy. The excess of the purchase price over the fair values of Progress Energy’s assets and liabilities will be recorded as goodwill.

The amount of goodwill, which is expected to be material, will be allocated to the appropriate reporting units of the combined company. Duke Energy is required to assess goodwill for impairment at least annually by comparing the fair value of reporting units to the carrying value of those reporting units. To the extent the carrying value of any of those reporting units is greater than the fair value, a second step comparing the implied fair value of goodwill to the carrying amount would be required to determine if the goodwill is impaired. Such a potential impairment could result in a material charge that would have a material impact on Duke Energy’s future operating results and consolidated balance sheet.

Pending litigation against Duke Energy and Progress Energy could result in an injunction preventing the completion of the merger or a judgment resulting in the payment of damages in the event the merger is completed and may adversely affect the combined company’s business, financial condition or results of operations and cash flows following the merger.

In connection with the merger, purported shareholders of Progress Energy have filed putative shareholder class action lawsuits against Progress Energy, Duke Energy, Diamond Acquisition Corporation and the directors of Progress Energy. Among other remedies, the plaintiffs seek to enjoin the merger. The outcome of any such litigation is uncertain. If a dismissal is not granted or a settlement is not reached, these lawsuits could prevent or delay completion of the merger and result in substantial costs to Duke Energy and Progress Energy, including any costs associated with the indemnification of directors and officers. Plaintiffs may file additional lawsuits against Duke Energy, Progress Energy and/or the directors and officers of either company in connection with the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition, results of operations and cash flows. See “The Merger—Legal Proceedings” beginning on page 116.

The merger is subject to the receipt of consent or approval from governmental entities that could delay the completion of the merger or impose conditions that could have a material adverse effect on the combined company or that could cause abandonment of the merger.

Completion of the merger is conditioned upon the receipt of consents, orders, approvals or clearances, to the extent required, from the Federal Energy Regulatory Commission, or the FERC, the Nuclear Regulatory Commission, or the NRC, the FCC, and the public utility commissions or similar entities in certain states in which the companies operate. The merger is also subject to review by the United States Department of Justice Antitrust Division, or the DOJ, and the Federal Trade Commission, or the FTC, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, and the expiration or earlier termination of the waiting period (and any extension of the waiting period) applicable to the merger is a condition to closing the merger. The waiting period under the HSR Act expired on April 27, 2011. The special meetings of the shareholders of Duke Energy and Progress Energy at which the proposals required to complete the merger will be considered may take place before any or all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. In this event, if the shareholder proposals required to complete the merger are approved, Duke Energy and Progress Energy may subsequently agree to conditions without further seeking shareholder approval, even if such conditions could have an adverse effect on Duke Energy, Progress Energy or the combined company.

Duke Energy and Progress Energy cannot provide assurance that we will obtain all required regulatory consents or approvals or that these consents or approvals will not contain terms, conditions or restrictions that would be detrimental to the combined company after the completion of the merger. The merger agreement generally permits each party to terminate the merger agreement if the final terms of any of the required regulatory consents or approvals require a party (i) to sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of any asset, in each case if the sale, separation or disposition or agreement would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the expected benefits of the transactions contemplated by the merger agreement to such party; (ii) to conduct or agree to conduct its business in any particular manner if such conduct or agreement would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the expected benefits of the transactions contemplated by the merger agreement to such party; or (iii) to agree to any order, action or regulatory condition of any regulatory body, whether in an approval proceeding or another regulatory proceeding, that, if effected, would cause a material reduction in the expected benefits for such party’s shareholders. Any substantial delay in obtaining satisfactory approvals or the imposition of any terms or conditions in connection with such approvals that, if effected, would cause a material reduction in the expected benefits for such party’s shareholders or would have a material adverse effect on the expected benefits for either company may cause the abandonment of the merger by Duke Energy or Progress Energy.

The merger will combine two companies that are currently affected by developments in the electric utility industry, including changes in regulation. A failure to adapt to any regulatory developments or changes after the merger could adversely affect the stability of earnings and could result in erosion of the combined company’s revenues and profits.

Duke Energy, Progress Energy and their respective subsidiaries are regulated in the United States at the federal level. In addition, Progress Energy and/or its subsidiaries are regulated in North Carolina, South Carolina and Florida and Duke Energy and/or its subsidiaries are regulated in North Carolina, South Carolina, Ohio, Indiana and Kentucky. As a result, the two companies have been and will continue to be impacted by legislative and regulatory developments in those jurisdictions, as will the combined company following the merger. After the merger, the combined company and/or its subsidiaries will be subject to extensive federal regulation, as well as state and local regulation in North Carolina, South Carolina, Florida, Ohio, Indiana and Kentucky.

The pro forma financial statements included in this document are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.

The pro forma financial statements contained in this document are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. See “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” beginning on page 143. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company.

Duke Energy cannot assure you that it will be able to continue paying dividends at the current rate.

As noted elsewhere in this document, Duke Energy currently expects to pay dividends in an amount consistent with the dividend policy of Duke Energy in effect prior to the completion of the merger. However, you should be aware that Duke Energy shareholders may not receive the same dividends following the merger for reasons that may include any of the following factors:

•	Duke Energy may not have enough cash to pay such dividends due to changes in Duke Energy’s cash requirements, capital spending plans, financing agreements, cash flow or financial position;

•

decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Duke Energy board of directors, which reserves the right to change Duke Energy’s dividend practices at any time and for any reason;

•	the amount of dividends that Duke Energy may distribute to its shareholders is subject to restrictions under Delaware law; and

•

Duke Energy may not receive dividend payments from its subsidiaries in the same level that it has historically. The ability of Duke Energy’s subsidiaries to make dividend payments to it is subject to factors similar to those listed above.

Duke Energy’s shareholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

Directors and executive officers of Duke Energy and Progress Energy have financial interests in the merger that may be different from, or in addition to, those of other Duke Energy and Progress Energy shareholders, which could have influenced their decisions to support or approve the merger.

In considering whether to approve the proposals at the special meetings, Duke Energy and Progress Energy shareholders should recognize that directors and executive officers of Duke Energy and Progress Energy have interests in the merger that may differ from, or that are in addition to, their interests as shareholders of Duke Energy and Progress Energy. These interests include, among others, continued service as a director or an executive officer of the combined company, specific employment arrangements for the president and chief executive officer or the executive chairman of the combined company, arrangements that provide for severance benefits if certain executive officers’ employment is terminated under certain circumstances following the completion of the merger and rights to indemnification and directors’ and officers’ liability insurance that will survive the completion of the merger. The Duke Energy and Progress Energy boards of directors were aware of these interests at the time each approved the merger agreement. These interests may cause Duke Energy’s and Progress Energy’s directors and executive officers to view the merger differently than you may view it as a shareholder. See “The Merger—Interests of Directors and Executive Officers in the Merger” beginning on page 107.

Duke Energy and Progress Energy may incur unexpected transaction fees and merger-related costs in connection with the merger.

Duke Energy and Progress Energy expect to incur a number of non-recurring expenses, totaling approximately $90 million, associated with completing the merger, as well as expenses related to combining the operations of the two companies. The combined company may incur additional unanticipated costs in the integration of the businesses of Duke Energy and Progress Energy. Although we expect that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction and merger-related costs over time, the combined company may not achieve this net benefit in the near term, or at all.

The combined company’s hedging activities may not fully protect the combined company from fluctuations in commodity prices, and may not completely eliminate the risks associated with its businesses.

Progress Energy and Duke Energy currently engage in activities to hedge their respective economic risks related to electricity sales, fuel purchases and emissions allowances. Duke Energy and Progress Energy expect that the combined company will use appropriate hedging strategies to manage this risk, including opportunistically hedging over multiple year periods to reduce the variability in realized gross margin from its expected generation. We cannot provide assurance that these activities will be successful in managing its price risks or that they will not result in net losses as a result of future volatility in electricity, fuel and emissions markets. Actual power prices and fuel costs may differ from the combined company’s expectations.

Furthermore, the hedging procedures that the combined company will have in place may not always be followed or may not always work as planned. As a result of these and other factors, we cannot predict the outcome that risk management decisions may have on the business, operating results or financial position of the combined company.

There are risks associated with the proposed Duke Energy reverse stock split, including that the reverse stock split may not result in a proportionate increase in the per share price of Duke Energy common stock.

If we complete the merger, Duke Energy will effect a 1-for-3 reverse stock split immediately before the merger. Duke Energy cannot predict whether or to what extent the Duke Energy reverse stock split will proportionately increase the market price of Duke Energy common stock. The market price of Duke Energy common stock will be based on Duke Energy’s performance and other factors, including broader market conditions, which are unrelated to the number of shares of Duke Energy common stock outstanding.

The reverse stock split would have the effect of increasing the amount of common stock Duke Energy is authorized to issue without further approval by Duke Energy shareholders.

As a result of the reverse stock split, and after giving effect to the merger, Duke Energy expects that it will have approximately 700 million shares of common stock outstanding, compared to 1,331,771,448 shares of Duke Energy common stock outstanding as of July 5, 2011. Duke Energy’s amended and restated certificate of incorporation currently authorizes Duke Energy to issue 2 billion shares of common stock and Duke Energy does not anticipate reducing this amount in connection with the reverse stock split or the merger. As a result, Duke Energy expects the reverse stock split, after completing the merger, will give it the ability to issue approximately 1.3 billion additional shares of common stock. Except in certain instances, as required by law or the NYSE, these additional shares may be issued by Duke Energy without further vote of Duke Energy shareholders. If the Duke Energy board of directors chooses to issue additional shares of Duke Energy common stock, such issuance could have a dilutive effect on the equity, earnings and voting interests of Duke Energy shareholders.

Risks Related to Duke Energy and Progress Energy

The scope of necessary repairs of the delamination at Progress Energy’s Crystal River Unit No. 3 Nuclear Plant could prove more extensive than is currently identified, the costs of repair and/or to purchase replacement fuel and power during the outage at the plant could exceed Progress Energy’s estimates and insurance coverages or may not be recovered through the regulatory process, and/or such repairs could prove not to be feasible, the occurrence of any of which could adversely affect the combined company’s results of operations or financial condition.

In September 2009, the Crystal River Unit No. 3 Nuclear Plant (CR3) began an outage for normal refueling and maintenance as well as an uprate project to increase its generating capability and to replace two steam generators. During preparations to replace the steam generators, workers discovered a delamination (or separation) within the concrete at the periphery of the containment building, which resulted in an extension of the outage. After analysis, Progress Energy Florida (PEF) determined that the concrete delamination at CR3 was caused by redistribution of stresses in the containment wall that occurred when PEF created an opening to accommodate the replacement of the unit’s steam generators. In March 2011, the work to return the plant to service was suspended after monitoring equipment at the repair site identified a new delamination that occurred in a different section of the outer wall after the repair work was completed and during the late stages of retensioning the containment building. CR3 has remained out of service while PEF conducted an engineering analysis and review of the new delamination and evaluated repair options.

In June 2011, PEF notified the Nuclear Regulatory Commission and the Florida Public Service Commission that it plans to repair the CR3 containment structure and estimates it will return CR3 to service in 2014. The repair option selected entails systematically removing and replacing concrete in the containment structure walls. The planned option does not include replacing concrete in the area where concrete was replaced during the initial repair. PEF’s preliminary cost estimate for this repair is between $900 million and $1.3 billion, although a number of factors will affect the repair schedule, return-to-service date and costs of repair, including regulatory reviews, final engineering designs, contract negotiations, ultimate work scope completion, testing, weather and other developments. Progress Energy believes the actions taken and costs incurred in response to the CR3 delamination have been prudent and, accordingly, believes that replacement power and repair costs not recoverable through insurance should be recoverable through PEF’s fuel cost-recovery clause or base rates.

PEF maintains insurance coverage through Nuclear Electric Insurance Limited with total limits of $490 million for replacement power coverage (after a deductible of 12 weeks per accident) and $2.25 billion for repair costs (after a deductible of $10 million per accident). PEF currently anticipates that the replacement power coverage is sufficient to cover needs through August, 2012. Through May 31, 2011, PEF has spent $214 million on repair costs, has received $103 million in related insurance proceeds, and has recorded a $46 million insurance receivable, leaving a balance of $65 million for base rate recovery. Also through May 31, 2011, PEF has spent $375 million for replacement power, received $162 million in related insurance proceeds, and recorded a $67 million insurance receivable, leaving a balance of $146 million for fuel cost clause recovery.

While the foregoing reflects PEF’s current intentions and estimates with respect to CR3, the costs, timing and feasibility of additional repairs to CR3, the cost of replacement fuel and power, and the degree of recoverability of these costs, are all subject to significant uncertainties. Costs that are greater than anticipated, recoverability that is less than anticipated, and/or the inability to return CR3 to service all could adversely affect Progress Energy’s and, following the merger, the combined company’s financial results. For further information with respect to the status of CR3 and related matters, see Progress Energy’s Quarterly Report on Form 10-Q for the period ended March 31, 2011, filed with the SEC on May 9, 2011, and Current Reports on Form 8-K filed with the SEC on June 27 and June 28, 2011, all of which are incorporated into this document by reference.

In addition, Duke Energy and Progress Energy are, and will continue to be, subject to the risks described in Part I, Item 1A “Risk Factors” of Duke Energy’s Form 10-K for the fiscal year ended December 31, 2010, which Duke Energy filed with the SEC on February 25, 2011, and Part I, Item 1A “Risk Factors” of Progress Energy’s Form 10-K for the fiscal year ended December 31, 2010, which Progress Energy filed with the SEC on February 28, 2011, and in each case which we have incorporated by reference in this document. See “Where You Can Find More Information” beginning on page 173.

THE COMPANIES

Duke Energy Corporation

526 South Church Street

Charlotte, North Carolina 28202

(704) 594-6200

Duke Energy, together with its subsidiaries, is a diversified energy company with both regulated and unregulated utility operations. Duke Energy supplies, delivers and processes energy for customers in the United States and selected international markets.

Duke Energy’s regulated utility operations consist of its U.S. franchised electric and gas segment, which serves approximately four million customers located in five states in the southeast and midwest regions of the United States, representing a population of approximately 12 million people. The U.S. franchised electric and gas segment consists of regulated generation, electric and gas transmission and distribution systems. The segment’s generation portfolio includes a mix of energy resources with different operating characteristics and fuel sources. In its regulated electric operations, Duke Energy owns approximately 27,000 megawatts of generating capacity for a service area of approximately 50,000 square miles. Duke Energy’s gas operations include regulated natural gas transmission and distribution with approximately 500,000 customers located in southwestern Ohio and northern Kentucky.

Duke Energy’s commercial power segment owns, operates and manages power plants, primarily located in the midwestern region of the United States. Duke Energy Retail Sales, a subsidiary of Duke Energy and part of the commercial power segment, serves retail electric customers in Ohio with generation and other energy services. The commercial power segment also includes Duke Energy Generation Services, an on-site energy solutions and utility services provider. The commercial power segment owns and operates a generation portfolio of approximately 7,550 net megawatts of power generation, excluding renewable generation assets. Duke Energy Generation Services, in particular, has approximately 1,002 megawatts of renewable energy in operation and over 5,000 megawatts of renewable energy projects under development as of December 31, 2010.

Duke Energy’s international business segment operates and manages power generation facilities and engages in sales and marketing of electric power and natural gas outside the United States. Duke Energy’s international segment’s activities target power generation in Latin America. Duke Energy’s international segment also has an equity investment in National Methanol Co. in Saudi Arabia, a regional producer of MTBE, a gasoline additive. Duke Energy’s international segment owns, operates or has substantial interests in approximately 4,500 gross megawatts of generation facilities, of which approximately 70% is hydroelectric.

For the year ended December 31, 2010, Duke Energy had total revenues of $14.3 billion and net income of $1.3 billion. Duke Energy’s consolidated assets as of December 31, 2010 were $59.1 billion. Duke Energy’s common stock is listed and trades on the NYSE under the symbol “DUK.”

Progress Energy, Inc.

410 South Wilmington Street

Raleigh, North Carolina 27601

(919) 546-6111

Progress Energy is a North Carolina corporation and a public utility holding company primarily engaged in the regulated electric utility business. Progress Energy owns, directly or indirectly, all of the outstanding common stock of its utility subsidiaries, Progress Energy Carolinas and Progress Energy Florida. Progress Energy’s utility business owns more than 22,000 megawatts of regulated electric generating capacity and serves approximately 3.1 million retail electric customers as well as other load-serving entities. Progress Energy is headquartered in Raleigh, North Carolina and as of February 22, 2011 had approximately 11,000 employees.

Progress Energy’s operating subsidiaries are Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc., or Progress Energy Carolinas, and Florida Power Corporation d/b/a Progress Energy Florida, Inc., or Progress Energy Florida, which are primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina and South Carolina and in portions of Florida, respectively.

Progress Energy Carolinas is a regulated public utility that is primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina and South Carolina. Progress Energy Carolinas’ generation portfolio includes a mix of energy resources with different operating characteristics and fuel sources, including coal, natural gas and nuclear sources. As of December 31, 2010, Progress Energy Carolinas owned approximately 12,554 megawatts of generating capacity (including approximately 700 megawatts of jointly owned capacity) for a service area of approximately 34,000 square miles, providing electric services, retail and wholesale, to approximately 1.5 million customers located in portions of North and South Carolina.

Progress Energy Florida is a regulated public utility that is primarily engaged in the generation, transmission, distribution and sale of electricity in portions of Florida. Progress Energy Florida’s generation portfolio includes a mix of energy resources with different operating characteristics and fuel sources, including coal, natural gas and nuclear sources. As of December 31, 2010, Progress Energy Florida owned approximately 10,025 megawatts of generating capacity (including approximately 120 megawatts of jointly owned capacity) for a service area of approximately 20,000 square miles, providing electric services, retail and wholesale, to approximately 1.6 million customers located in portions of Florida.

For the year ended December 31, 2010, Progress Energy had total revenues of $10.2 billion and net income of $863 million. Progress Energy’s consolidated assets as of December 31, 2010 were $33.1 billion. Progress Energy’s common stock is listed and trades on the NYSE under the symbol “PGN.”

Diamond Acquisition Corporation

Diamond Acquisition Corporation is a North Carolina corporation and a wholly-owned subsidiary of Duke Energy. Diamond Acquisition Corporation was incorporated on January 6, 2011, for the purpose of effecting the merger. Diamond Acquisition Corporation has not conducted any activities other than those incidental to its formation and the matters contemplated in the merger agreement.

THE DUKE ENERGY SPECIAL MEETING

General

The Duke Energy board of directors is using this document to solicit proxies from the holders of shares of Duke Energy common stock for use at the Duke Energy special meeting. Duke Energy is first mailing this document and accompanying proxy card to its shareholders on or about July 11, 2011.

Date, Time and Place of the Duke Energy Special Meeting

Duke Energy will hold its special meeting of shareholders on August 23, 2011, at 10:00 a.m., Eastern time, in the O.J. Miller Auditorium located at 526 South Church Street in Charlotte, North Carolina.

Purpose of the Duke Energy Special Meeting

At the Duke Energy special meeting, Duke Energy will ask its shareholders to consider and vote on:

•

a proposal to approve the amendment of the amended and restated certificate of incorporation of Duke Energy to provide for a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock prior to the merger, subject to the Duke Energy board of directors’ authority to not complete such amendment if the merger agreement is terminated or the merger is otherwise abandoned;

•	a proposal to approve the issuance of Duke Energy common stock, par value $0.001 per share, to Progress Energy shareholders in connection with the merger; and

•	a proposal to adjourn the special meeting of the shareholders of Duke Energy, if necessary, to solicit additional proxies if there are not sufficient votes to approve either of the proposals above.

The reverse stock split proposal is conditioned on approval of the share issuance proposal. Furthermore, if Duke Energy and Progress Energy do not complete the merger, Duke Energy will not amend its amended and restated certificate of incorporation to effect the reverse stock split contemplated by the reverse stock split proposal, notwithstanding that Duke Energy’s shareholders may have previously approved the reverse stock split proposal.

The Duke Energy board of directors has unanimously approved the merger agreement, the merger and the form of certificate of amendment to the amended and restated certificate of incorporation of Duke Energy and unanimously recommends that Duke Energy shareholders vote “FOR” each of the foregoing proposals. See “The Merger—Duke Energy’s Reasons for the Merger and the Recommendation of Duke Energy’s Board of Directors” beginning on page 59. For a discussion of interests of Duke Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Duke Energy’s shareholders generally, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Duke Energy in the Merger,” beginning on page 107.

Duke Energy Record Date; Shares Entitled to Vote

The Duke Energy board of directors has fixed the close of business on July 5, 2011 as the record date for determination of shareholders entitled to notice of, and to vote at, the Duke Energy special meeting. Only holders of record of shares of Duke Energy common stock at the close of business on the record date are entitled to notice of, and to vote at, the Duke Energy special meeting and any adjournments or postponements of the Duke Energy special meeting.

Each shareholder is entitled to one vote at the Duke Energy special meeting for each share of Duke Energy common stock held by that shareholder at the close of business on the record date. Duke Energy’s common stock is its only voting security for the Duke Energy special meeting.

As of July 5, 2011, the record date for the Duke Energy special meeting, there were approximately 1,331,771,448 shares of Duke Energy common stock outstanding and held by approximately 155,118 holders of record. Duke Energy will make available a complete list of shareholders entitled to vote at the Duke Energy special meeting for examination by any Duke Energy shareholder at Duke Energy’s offices located at 526 South Church Street in Charlotte, North Carolina 28202 for purposes pertaining to the Duke Energy special meeting, during normal business hours for a period of ten days before the Duke Energy special meeting, and at the time and place of the Duke Energy special meeting.

Quorum

In order to conduct the special meeting, holders of a majority of the outstanding shares of common stock entitled to vote must be present in person or represented by proxy so that there is a quorum. It is important that you vote promptly so that your shares are counted toward the quorum.

All shares of Duke Energy common stock represented at the Duke Energy special meeting, including abstentions and “broker non-votes,” will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. A “broker non-vote” occurs when a bank, broker or other nominee who holds shares for another person has not received voting instructions from the owner of the shares and, under NYSE rules, does not have discretionary authority to vote on a matter. Under NYSE rules, your broker or bank does not have discretionary authority to vote your shares of Duke Energy common stock on the reverse stock split proposal, the share issuance proposal or the Duke Energy adjournment proposal. Without voting instructions on such proposals, a broker non-vote will occur.

Vote Required

Required Vote to Approve the Reverse Stock Split Proposal

The affirmative vote of a majority of the shares of Duke Energy common stock outstanding on the record date for the Duke Energy special meeting is required to approve the reverse stock split proposal. If you abstain from voting, fail to vote, or a broker non-vote occurs, it will have the same effect as voting against this proposal.

Required Vote to Approve the Share Issuance Proposal

The affirmative vote of a majority of the shares of Duke Energy common stock voting (in person or by proxy) on the share issuance proposal is required to approve the proposal, provided that the total votes cast on the proposal (including abstentions) must represent a majority of the shares of Duke Energy common stock outstanding on the record date for the special meeting. If you abstain from voting, it will have the same effect as voting against this proposal. If you fail to vote or a broker non-vote occurs, it will have no effect on the vote count for the proposal, but it will make it more difficult to meet the NYSE requirement that the total votes cast on such proposal (including abstentions) represent a majority of the shares of Duke Energy common stock outstanding as of the record date for the Duke Energy special meeting.

Required Vote to Approve the Duke Energy Adjournment Proposal

The affirmative vote of a majority of the shares of Duke Energy common stock represented at the Duke Energy special meeting (in person or by proxy) and entitled to vote on the proposal is required to approve the Duke Energy adjournment proposal. If you abstain from voting, it will have the same effect as voting against this proposal. If you fail to vote or a broker non-vote occurs, it will have no effect on the vote count for this proposal.

Voting by Duke Energy’s Directors and Executive Officers

As of the record date for the special meeting of Duke Energy shareholders, Duke Energy’s directors and executive officers collectively had the right to vote less than 1% of the Duke Energy common stock outstanding and entitled to vote at the Duke Energy special meeting. Duke Energy currently expects that Duke Energy’s directors and executive officers will vote their shares of Duke Energy common stock in favor of each of the proposals to be considered at the Duke Energy special meeting, although none of them has entered into any agreements obligating them to do so.

Voting of Proxies

Giving a proxy means that a Duke Energy shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the Duke Energy special meeting in the manner that such shareholder directs. All shares represented by properly executed proxies received in time for the Duke Energy special meeting will be voted at the Duke Energy special meeting in the manner specified by the shareholders giving those proxies. The persons named as proxies will vote properly executed proxies that do not contain voting instructions “FOR” the approval of the share issuance proposal, the reverse stock split proposal and the Duke Energy adjournment proposal.

Only shares affirmatively voted for the approval of the proposals to be considered at the Duke Energy special meeting or properly executed proxies that do not contain voting instructions will be counted as favorable votes for the proposals. Also, under NYSE rules, brokers and banks who hold Duke Energy common stock in “street name” for customers who are the beneficial owners of those shares may not give a proxy to vote those shares without specific instructions from those customers. Accordingly:

•

an abstention or a failure to vote your Duke Energy shares on the reverse stock split proposal will have the same effect as a vote against that proposal because a majority of the shares of Duke Energy common stock outstanding on the record date for the Duke Energy special meeting must approve the proposal;

•

a failure to vote your Duke Energy shares on the share issuance proposal will have no effect on that proposal, but may make it more difficult to meet the NYSE requirement that the total votes cast on such proposal (including abstentions) represent a majority of the shares of Duke Energy common stock outstanding as of the Duke Energy record date, because a majority of the votes cast on the share issuance proposal is required to approve that proposal provided that a majority of the outstanding shares are voted; and

•

a failure to vote your Duke Energy shares on the Duke Energy adjournment proposal, while considered for purposes of establishing quorum, will have no effect on that proposal, because the affirmative vote of a majority of the shares of Duke Energy common stock represented at the Duke Energy special meeting (in person or by proxy) and entitled to vote on the proposal is required to approve the Duke Energy adjournment proposal.

How to Vote

If you own shares of Duke Energy common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares of Duke Energy common stock. If you fail to sign and return your proxy card(s), the proxies cannot vote your shares of Duke Energy common stock at the Duke Energy special meeting. An owner of record has four voting options:

Internet. You can vote over the Internet by accessing the website shown on your proxy card and following the instructions on the website. Internet voting is available 24 hours a day. Have your proxy card in hand when you access the web site and follow the instructions to vote.

Telephone. You can vote by telephone by calling the toll-free number shown on your proxy card. Telephone voting is available 24 hours a day.

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this document.

In Person. You may attend the Duke Energy special meeting and cast your vote in person. The Duke Energy board of directors recommends that you vote by proxy even if you plan to attend the Duke Energy special meeting.

If you hold your shares of Duke Energy common stock in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Duke Energy or by voting in person at the Duke Energy special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Duke Energy common stock on behalf of their customers may not give a proxy to Duke Energy to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters.

The Internet and telephone proxy procedures are designed to authenticate shareholders identities, to allow shareholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Directing the voting of your Duke Energy shares will not affect your right to vote in person if you decide to attend the Duke Energy special meeting.

The named proxies will vote all shares at the special meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked.

Participants in the Duke Energy Retirement Savings Plan, the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest) or the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1392)

If you are a participant in any of these plans, you have the right to provide voting directions to the plan trustee, by submitting your proxy card, for those shares of Duke Energy common stock that are held by the plan and allocated to your account. Plan participant proxies are treated confidentially.

If you elect not to provide voting directions to the plan trustee, the plan trustee will vote the Duke Energy shares allocated to your plan account in the same proportion as those shares held by the plan for which the plan trustee has received voting directions from other plan participants. The plan trustee will follow participants’ voting directions and the plan procedure for voting in the absence of voting directions, unless it determines that to do so would be contrary to the Employee Retirement Income Security Act of 1974, as amended. Because the plan trustee must process voting instructions from participants before the date of the special meeting of Duke Energy shareholders, you are urged to deliver your instructions no later than August 18, 2011.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•

by notifying Duke Energy’s Corporate Secretary that you are revoking your proxy by written notice that bears a date later than the date of the proxy and that Duke Energy receives prior to the Duke Energy special meeting and states that you revoke your proxy;

•	by signing another Duke Energy proxy card(s) bearing a later date and mailing it so that Duke Energy receives it prior to the special meeting;

•	by voting again using the telephone or Internet voting procedures; or

•	by attending the Duke Energy special meeting and voting in person, although attendance at the Duke Energy special meeting alone will not, by itself, revoke a proxy.

If your broker, bank or other nominee holds your shares in street name, you will need to contact your broker, bank or other nominee to revoke your voting instructions.

Other Voting Matters

Electronic Access to Proxy Material

This document and Duke Energy’s Form 10-K for the fiscal year ended December 31, 2010 are available on the Duke Energy website, www.duke-energy.com.

People with Disabilities

Duke Energy can provide you with reasonable assistance to help you participate in the Duke Energy special meeting if you inform Duke Energy of your disability. Please contact Investor Relations by telephone at (800) 4883853; by electronic correspondence through “Contact Investor Relations” at www.duke-energy.com/investors; or by mail at P.O. Box 1005, Charlotte, North Carolina 28201-1005, at least two weeks before the Duke Energy special meeting.

Proxy Solicitations

Duke Energy is soliciting proxies for the Duke Energy special meeting from Duke Energy shareholders. Duke Energy will bear the entire cost of soliciting proxies from Duke Energy shareholders, except that Duke Energy and Progress Energy will share equally the expenses incurred in connection with the filing of the registration statement of which this document is a part. In addition to this mailing, Duke Energy’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, electronically, by telephone or other means.

Duke Energy has engaged the services of Georgeson Inc. for a fee of approximately $25,000, plus reimbursement of expenses, to assist in the solicitation of proxies.

Duke Energy and its proxy solicitors will request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Duke Energy common stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted.

Assistance

If you need assistance in completing your proxy card or have questions regarding Duke Energy’s special meeting, please contact Georgeson Inc. toll-free at (800) 509-0984. Banks and brokers may call collect at (212) 440-9128.

PROPOSALS SUBMITTED TO DUKE ENERGY’S SHAREHOLDERS

The Reverse Stock Split Proposal

(Item 1 on Duke Energy Proxy Card)

Duke Energy is proposing that the Duke Energy shareholders approve an amendment to Duke Energy’s amended and restated certificate of incorporation providing for a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock in connection with the merger. Effecting the reverse stock split will ensure that Duke Energy has sufficient authorized shares of Duke Energy common stock to complete the merger. The Duke Energy board of directors has declared the proposed amendment to Duke Energy’s amended and restated certificate of incorporation to be advisable and has unanimously approved the proposed form of certificate of amendment to Duke Energy’s amended and restated certificate of incorporation, attached to this document as Annex F, and recommended that it be presented to Duke Energy’s shareholders for approval. If Duke Energy and Progress Energy do not complete the merger, Duke Energy will not amend its amended and restated certificate of incorporation to effect the reverse stock split contemplated by the reverse stock split proposal, notwithstanding that Duke Energy shareholders may have previously approved the reverse stock split proposal.

Overview

By approving this reverse stock split proposal, the Duke Energy shareholders approve, subject to approval of the share issuance proposal, an amendment to Duke Energy’s amended and restated certificate of incorporation providing for a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock in connection with the merger. If the Duke Energy shareholders approve this reverse stock split proposal and Duke Energy effects the reverse stock split, then every three issued and outstanding shares of Duke Energy common stock (and every three shares of Duke Energy common stock, if any, that are treasury shares of Duke Energy) would be combined and reclassified into one share of Duke Energy common stock. The reverse stock split would not change the number of authorized shares of Duke Energy common stock.

If Duke Energy effects the reverse stock split, then, except for adjustments that may result from the treatment of fractional shares as described below, each Duke Energy shareholder will hold the same percentage of then-outstanding Duke Energy common stock immediately following the reverse stock split as such Duke Energy shareholder held immediately prior to the Duke Energy reverse stock split. The par value of the Duke Energy common stock would remain unchanged at $0.001 per share.

If Duke Energy shareholders approve the reverse stock split proposal, the Duke Energy board of directors will effect the reverse stock split only if the Duke Energy shareholders have approved the share issuance proposal and the merger is being completed.

Principal Effects of the Reverse Stock Split

If Duke Energy shareholders approve the reverse stock split proposal and Duke Energy effects the reverse stock split, each Duke Energy shareholder will own a reduced number of shares of Duke Energy common stock upon the effectiveness of the certificate of amendment providing for the reverse stock split. Duke Energy would effect the reverse stock split simultaneously for all outstanding shares of Duke Energy common stock. The reverse stock split would not change the number of authorized shares of Duke Energy common stock. The reverse stock split will affect all Duke Energy shareholders uniformly and will not change any Duke Energy shareholder’s percentage ownership interest in Duke Energy, except to the extent that the reverse stock split would result in any Duke Energy shareholders otherwise owning a fractional share that will be cashed out. Therefore, voting rights and other rights and preferences of the holders of Duke Energy common stock will not be affected by the reverse stock split (other than as a result of the payment of cash in lieu of fractional shares). Shares of Duke Energy common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable.

As of the effective time of the reverse stock split, Duke Energy will adjust and proportionately decrease the number of shares of Duke Energy common stock reserved for issuance upon exercise of, and adjust and proportionately increase the exercise price of, all options and other rights to acquire Duke Energy common stock. In addition, as of the effective time of the reverse stock split, Duke Energy will adjust and proportionately decrease the total number of shares of Duke Energy common stock that may be the subject of future grants under Duke Energy’s stock option and incentive plans.

The reverse stock split will not affect the number of authorized shares of Duke Energy common stock, which will continue to be 2,000,000,000. As a result, an additional effect of the reverse stock split would be to increase the number of authorized but unissued shares of Duke Energy common stock. This could result in the combined company being able to issue more shares without further shareholder approval. Duke Energy has no current plans to issue shares, other than in connection with the merger or in the ordinary course of business in connection with Duke Energy’s stock compensation plans.

Fractional Shares

Duke Energy will not issue any fractional shares of Duke Energy common stock in connection with the reverse stock split, except with respect to shares of Duke Energy common stock held in participant accounts under Duke Energy’s dividend reinvestment plan. The proposed form of certificate of amendment to the amended and restated certificate of incorporation of Duke Energy provides that each shareholder (other than with respect to shares held in participant accounts under Duke Energy’s dividend reinvestment plan) who would otherwise be entitled to receive a fractional share of Duke Energy common stock as a result of the combination will, with respect to such fractional share, be entitled to receive cash in lieu of such fractional share in an amount equal to the net cash proceeds attributable to the sale of such fractional share following the aggregation and sale by Duke Energy’s transfer agent of all fractional shares of Duke Energy common stock otherwise issuable, on the basis of prevailing market prices at such time.

Effect on Registered “Book-Entry” Shareholders

Registered Duke Energy shareholders may hold some or all of their shares of Duke Energy common stock electronically in book-entry form. These Duke Energy shareholders will not have share certificates evidencing their ownership of Duke Energy common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

•	If you hold registered shares in book-entry form, you do not need to take any action to receive your post-reverse stock split shares.

•	If you are entitled to post-reverse stock split shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold.

Effect on Registered Certificated Shareholders

Some registered Duke Energy shareholders hold all their shares of Duke Energy common stock in certificate form or a combination of certificate and book-entry form. If you hold any of your shares of Duke Energy common stock in certificate form, you will receive a letter of transmittal from Duke Energy’s transfer agent as soon as practicable after the effective date of the reverse stock split. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-reverse stock split shares to the transfer agent. Upon receipt of your share certificate, Duke Energy will issue to you the appropriate number of shares of Duke Energy common stock electronically in book-entry form (or in certificated form if you request physical certificates) and provide a statement reflecting the number of shares registered in your account. Duke Energy will not issue any new shares of Duke Energy common stock in book-entry form (or certificated form if you request physical certificates) to you until you surrender your outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the transfer agent. At any time after receipt of your statement reflecting the number of shares registered in your book-entry account, you may request a share certificate representing your ownership interest.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If Duke Energy shareholders approve the reverse stock split proposal and Duke Energy effects the reverse stock split, Duke Energy expects to file the proposed certificate of amendment with the Secretary of State of the State of Delaware on or about the date on which we complete the merger. Beginning on the effective date of the reverse stock split, each certificate representing pre-reverse split shares of Duke Energy common stock will be deemed for all corporate purposes to evidence ownership of post-reverse stock split shares.

As soon as practicable after the effective date of the reverse stock split, Duke Energy will notify its shareholders that it has effected the reverse stock split. Duke Energy expects that Duke Energy’s transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-reverse split shares will be asked to surrender to the exchange agent certificates representing pre-reverse split shares in exchange for post-reverse stock split shares in electronic book-entry form (unless such shareholder requests physical certificates) in accordance with the procedures to be set forth in a letter of transmittal to be sent by Duke Energy’s transfer agent. Duke Energy will not issue any shares to a Duke Energy shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-reverse split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-reverse stock split shares. DUKE ENERGY SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNLESS AND UNTIL REQUESTED TO DO SO. For Duke Energy shareholders who hold registered shares in book-entry form, at the effective time, the transfer agent will update your ownership amounts on Duke Energy’s books and a transaction statement will automatically be sent to your address of record indicating the number of shares you hold. Such shareholders do not need to take any action to receive post-reverse stock split shares.

Accounting Matters

The reverse stock split will not affect the total common shareholders’ equity on Duke Energy’s balance sheet. The per share earnings or losses and net book value of Duke Energy will be increased because there will be fewer shares of Duke Energy common stock outstanding. Prior periods’ per share amounts will be restated to reflect the reverse stock split.

No Appraisal Rights

Under the Delaware General Corporation Law, Duke Energy shareholders are not entitled to appraisal rights with respect to the reverse stock split.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

Duke Energy intends for the reverse stock split to qualify as a “recapitalization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. On the basis that the reverse stock split so qualifies, Duke Energy shareholders whose pre-reverse stock split shares of Duke Energy common stock are exchanged in the reverse stock split will not recognize gain or loss for U.S. federal income tax purposes, except to the extent of cash, if any, received in lieu of a fractional share of Duke Energy common stock (which fractional share will be treated as received and then exchanged for such cash). Such Duke Energy shareholder’s aggregate tax basis in the post-reverse stock split shares of Duke Energy common stock received in the reverse stock split, including any fractional share treated as being received and then exchanged for cash, would be the same as such shareholder’s aggregate tax basis of the pre-reverse stock split shares of Duke Energy common stock exchanged in the reverse stock split. Such Duke Energy shareholder’s holding period for the post-reverse stock split shares of Duke Energy common stock received in the reverse stock split would include such shareholder’s holding period for the pre-reverse stock split shares of Duke Energy common stock exchanged in the reverse stock split.

In general, a Duke Energy shareholder who receives cash in lieu of a fractional share of Duke Energy common stock in the reverse stock split will be treated as having received a fractional share in the reverse stock split and then as having received the cash in exchange for the fractional share and should generally recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of the fractional share and such shareholder’s tax basis allocable to such fractional share. Any such capital gain or loss will be a long-term capital gain or loss if the Duke Energy common stock exchanged for the fractional share of Duke Energy common stock in the reverse stock split was held for more than one year at the time of the reverse stock split.

Duke Energy shareholders who hold their pre-reverse stock split shares of Duke Energy common stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular post-reverse stock split shares of Duke Energy common stock received in the reverse stock split.

The discussion of material U.S. federal income tax consequences of the reverse stock split is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the reverse stock split. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are contingent upon, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the reverse stock split and does not address the tax consequences of any transaction other than the reverse stock split.

Conditions and Board Recommendation

The reverse stock split proposal is conditioned on approval of the share issuance proposal. Furthermore, if Duke Energy and Progress Energy do not complete the merger, Duke Energy will not amend its amended and restated certificate of incorporation to effect the reverse stock split contemplated by the reverse stock split proposal, notwithstanding that Duke Energy shareholders may have previously approved the reverse stock split proposal.

The Duke Energy board of directors recommends a vote “FOR” the reverse stock split proposal (Item 1). For a discussion of interests of Duke Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Duke Energy’s shareholders generally, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Duke Energy in the Merger,” beginning on page 107.

The Share Issuance Proposal

(Item 2 on Duke Energy Proxy Card)

The merger provides that Duke Energy will issue shares of Duke Energy common stock in the merger. Upon the completion of the merger, each share of Progress Energy common stock outstanding immediately before the merger will be converted into the right to receive 0.87083 of a share of Duke Energy common stock. The exchange ratio will not be adjusted to reflect changes in the market prices of Duke Energy common stock or Progress Energy common stock prior to closing.

Under the NYSE Listed Company Manual, a company listed on the NYSE is required to obtain shareholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. If we complete the merger, we estimate that (before giving effect to the reverse stock split) Duke Energy would issue or reserve for issuance approximately 792 million shares of Duke Energy common stock in connection with the merger (or approximately 264 million shares after giving effect to the reverse stock split), including shares of Duke Energy common stock issuable pursuant to outstanding Progress Energy stock options and other equity-based awards. On an as-converted basis, the aggregate number of shares of Duke Energy common stock that Duke Energy will issue in the merger will exceed 20% of the shares of Duke Energy common stock outstanding before such issuance, and for this reason Duke Energy must obtain the approval of Duke Energy shareholders for the issuance of shares of Duke Energy common stock to holders of Progress Energy common stock in connection with the merger.

Duke Energy is asking its shareholders to approve the share issuance proposal. The issuance of these securities to Progress Energy shareholders is necessary to effect the merger and the approval of the share issuance proposal is required for completion of the merger.

The Duke Energy board of directors recommends a vote “FOR” the share issuance proposal (Item 2). For a discussion of interests of Duke Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Duke Energy’s shareholders generally, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Duke Energy in the Merger,” beginning on page 107.

The Duke Energy Adjournment Proposal

(Item 3 on Duke Energy Proxy Card)

The Duke Energy special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the share issuance proposal or the reverse stock split proposal.

If, at the Duke Energy special meeting, the number of shares of Duke Energy common stock present or represented and voting in favor of the share issuance proposal or the reverse stock split proposal is insufficient to approve the corresponding proposal, Duke Energy intends to move to adjourn the Duke Energy special meeting in order to enable the Duke Energy board of directors to solicit additional proxies for approval of such proposal.

In the Duke Energy adjournment proposal, Duke Energy is asking its shareholders to authorize the holder of any proxy solicited by the Duke Energy board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Duke Energy special meeting to another time and place for the purpose of soliciting additional proxies. If the Duke Energy shareholders approve the Duke Energy adjournment proposal, Duke Energy could adjourn the Duke Energy special meeting and any adjourned session of the Duke Energy special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Duke Energy shareholders who have previously voted.

The Duke Energy board of directors recommends a vote “FOR” the Duke Energy adjournment proposal (Item 3). For a discussion of interests of Duke Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Duke Energy’s shareholders generally, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Duke Energy in the Merger,” beginning on page 107.

Other Business

At this time, Duke Energy does not intend to bring any other matters before the Duke Energy special meeting by Duke Energy, and Duke Energy does not know of any matters to be brought before the Duke Energy special meeting by others. If, however, any other matters properly come before the Duke Energy special meeting, the persons named in the enclosed proxy, or their duly constituted substitutes, acting at the Duke Energy special meeting or any adjournment or postponement thereof will be deemed authorized to vote the shares represented thereby in accordance with the judgment of management on any such matter.

THE PROGRESS ENERGY SPECIAL MEETING

General

The Progress Energy board of directors is using this document to solicit proxies from the holders of shares of Progress Energy common stock for use at the Progress Energy special meeting. Progress Energy is first mailing this document and accompanying proxy card to its shareholders on or about July 11, 2011.

Date, Time and Place of the Progress Energy Special Meeting

Progress Energy will hold its special meeting of shareholders on August 23, 2011 at 11:00 a.m. Eastern time, in the Progress Energy Center for the Performing Arts located at 2 East South Street in Raleigh, North Carolina 27601.

Purpose of the Progress Energy Special Meeting

At the Progress Energy special meeting, Progress Energy will ask its shareholders to consider and vote on:

•	a proposal to approve the plan of merger contained in the merger agreement and thereby approve the merger, which we refer to in this document as the merger proposal; and

•

a proposal to adjourn the special meeting of the shareholders of Progress Energy, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger proposal, which we refer to in this document as the Progress Energy adjournment proposal.

The Progress Energy board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and unanimously recommends that Progress Energy shareholders vote “FOR” each of the foregoing proposals. See “The Merger—Progress Energy’s Reasons for the Merger and the Recommendation of Progress Energy’s Board of Directors” beginning on page 80. For a discussion of interests of Progress Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Progress Energy’s shareholders generally, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Progress Energy in the Merger,” beginning on page 108.

Progress Energy Record Date; Outstanding Shares; Shares Entitled to Vote

The Progress Energy board of directors has fixed the close of business on July 5, 2011 as the record date for determination of shareholders entitled to notice of, and to vote at, the Progress Energy special meeting. Only holders of record of shares of Progress Energy common stock at the close of business on the record date are entitled to notice of, and to vote at, the Progress Energy special meeting and any adjournments or postponements of the Progress Energy special meeting.

Each shareholder is entitled to one vote at the Progress Energy special meeting for each share of Progress Energy common stock held by that shareholder at the close of business on the record date. Progress Energy’s common stock is its only voting security for the Progress Energy special meeting.

As of July 5, 2011, the record date for the Progress Energy special meeting, there were approximately 294,562,997 shares of Progress Energy common stock outstanding and held by approximately 51,014 holders of record. Progress Energy will make available a complete list of shareholders entitled to vote at the Progress Energy special meeting for examination by any Progress Energy shareholder at Progress Energy’s headquarters, 410 South Wilmington Street in Raleigh, North Carolina 27601 for purposes pertaining to the Progress Energy special meeting, during normal business hours starting on July 11, 2011, and at the time and place of the Progress Energy special meeting.

Quorum

In order to conduct the Progress Energy special meeting, holders of a majority of the outstanding shares of common stock entitled to vote must be present in person or represented by proxy so that there is a quorum. It is important that you vote promptly so that your shares are counted toward the quorum.

All shares of Progress Energy common stock represented at the Progress Energy special meeting, including abstentions and “broker non-votes,” will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. A “broker non-vote” occurs when a broker, bank, or other nominee who holds shares for another person has not received voting instructions from the owner of the shares and, under NYSE rules, does not have discretionary authority to vote on a matter. Under NYSE rules, your broker or bank does not have discretionary authority to vote your shares of Progress Energy common stock on the merger proposal or the Progress Energy adjournment proposal. Without voting instructions on such proposals, a broker non-vote will occur.

Vote Required

Required Vote to Approve the Merger Proposal

The affirmative vote of the holders of record of at least a majority of the shares of Progress Energy common stock outstanding on the record date for the Progress Energy special meeting is required to approve the merger proposal. If you abstain from voting, fail to vote or a broker non-vote occurs, it will have the same effect as voting against this proposal.

Required Vote to Approve the Progress Energy Adjournment Proposal

The affirmative vote of a majority of the shares of the Progress Energy common stock cast on the proposal is required to approve the Progress Energy adjournment proposal. If you abstain from voting, fail to vote or a broker non-vote occurs, it will have no effect on the vote count for this proposal.

Voting by Progress Energy’s Directors and Executive Officers

As of the record date for the special meeting of Progress Energy shareholders, Progress Energy’s directors and executive officers collectively had the right to vote less than 1% of the Progress Energy common stock outstanding and entitled to vote at the Progress Energy special meeting. Progress Energy currently expects that Progress Energy’s directors and executive officers will vote their shares of Progress Energy common stock in favor of each of the proposals to be considered at the Progress Energy special meeting, although none of them has entered into any agreements obligating them to do so.

Voting of Proxies

Giving a proxy means that a Progress Energy shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the Progress Energy special meeting in the manner that such shareholder directs. All shares represented by properly executed proxies received in time for the Progress Energy special meeting will be voted at the Progress Energy special meeting in the manner specified by the shareholders giving those proxies. The persons named as proxies will vote properly executed proxies that do not contain voting instructions “FOR” the approval of the merger proposal and the Progress Energy adjournment proposal.

Only shares affirmatively voted for the approval of the proposals to be considered at the Progress Energy special meeting or properly executed proxies that do not contain voting instructions will be counted as favorable votes for the proposals. Also, under NYSE rules, brokers and banks who hold Progress Energy common stock in “street name” for customers who are the beneficial owners of those shares may not give a proxy to vote those shares without specific instructions from those customers. Accordingly:

•	an abstention or a failure to vote your Progress Energy shares on the merger proposal will have the same effect as a vote against that proposal because a majority of the shares of Progress Energy common stock outstanding on the record date for the Progress Energy special meeting must approve the proposal; and

•

an abstention or a failure to vote your Progress Energy shares on the adjournment proposal will have no effect on the vote count for that proposal, because the affirmative vote of a majority of the shares of the Progress Energy common stock cast on the proposal is required to approve the Progress Energy adjournment proposal.

How to Vote

If you own shares of Progress Energy common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares of Progress Energy common stock. An owner of record has four voting options:

Internet. You can vote over the Internet by accessing the website shown on your proxy card and following the instructions on the website. Internet voting is available 24 hours a day. Have your proxy card in hand when you access the web site and follow the instructions to vote.

Telephone. You can vote by telephone by calling the toll-free number shown on your proxy card. Telephone voting is available 24 hours a day.

Mail. You can vote by mail by simply completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this document.

In Person. You may attend the Progress Energy special meeting and cast your vote in person. The Progress Energy board of directors recommends that you vote by proxy even if you plan to attend the Progress Energy special meeting.

If you hold your shares of Progress Energy common stock in “street name” through a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the broker or bank. You may not vote shares held in street name by returning a proxy card directly to Progress Energy or by voting in person at the Progress Energy special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Progress Energy common stock on behalf of their customers may not give a proxy to Progress Energy to vote those shares with respect to any of the proposals without specific instructions from their customers, as under NYSE rules brokers, banks and other nominees do not have discretionary voting power on these matters.

The Internet and telephone proxy procedures are designed to authenticate shareholder identities, to allow shareholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Directing the voting of your Progress Energy shares will not affect your right to vote in person if you decide to attend the Progress Energy special meeting.

The named proxies will vote all shares at the meeting that have been properly voted (whether by Internet, telephone or mail) and not revoked.

Participants in the Progress Energy 401(k) Savings & Stock Ownership Plan

If you are a participant in this plan, the plan trustee will vote shares allocated to your plan account only if you execute and return your proxy card, or vote by telephone or via the Internet. Plan participants must provide voting instructions on or before 11:59 p.m. Eastern Daylight Time on August 18, 2011. The plan trustee will not vote any Progress Energy shares allocated to your plan account for which you do not provide voting instructions by this time and this will have the same effect as voting against the merger proposal.

Participants in the Savings Plan for Employees of Florida Progress Corporation

If you are a participant in this plan, the plan trustee will vote shares allocated to your plan account when you execute and return your proxy card, or vote by telephone or via the Internet. Plan participants must provide voting instructions on or before 11:59 p.m. Eastern Daylight Time on August 18, 2011. If no direction is given, the plan trustee will vote your shares in proportion with how it votes the shares held in the plan (for which the plan trustee has received voting instructions from other plan participants) and in the best interests of the plan.

Revoking Your Proxy

You may revoke your proxy at any time after you give it, and before it is voted, in one of the following ways:

•

by notifying Progress Energy’s corporate secretary that you are revoking your proxy by written notice that bears a date later than the date of the proxy and that Progress Energy receives prior to the Progress Energy special meeting and states that you revoke your proxy;

•	by signing another Progress Energy proxy card(s) bearing a later date and mailing it so that Progress Energy receives it prior to the special meeting;

•	by voting again using the telephone or Internet voting procedures; or

•	by attending the Progress Energy special meeting and voting in person, although attendance at the Progress Energy special meeting alone will not, by itself, revoke a proxy.

If your broker, bank or other nominee holds your shares in street name, you will need to contact your broker, bank or other nominee to revoke your voting instructions.

Other Voting Matters

Electronic Access to Proxy Material

This document and Progress Energy’s Form 10-K for the fiscal year ended December 31, 2010 are available on the Progress Energy website, progress-energy.com.

People with Disabilities

If you have a disability, Progress Energy can provide you with reasonable assistance to help you participate in the Progress Energy special meeting if you inform Progress Energy of your disability. Please contact Progress Energy Shareholder Relations by telephone at (919) 546-6111; by electronic correspondence through shareholder.relations@pgnmail.com; or by mail at P.O. Box 1551, Raleigh, North Carolina 27602-1551, at least two weeks before the Progress Energy special meeting.

Proxy Solicitations

Progress Energy is soliciting proxies for the Progress Energy special meeting from Progress Energy shareholders. Progress Energy will bear the entire cost of soliciting proxies from Progress Energy shareholders, except that Progress Energy and Duke Energy will share equally the expenses incurred in connection with the filing of the registration statement of which this document is a part. In addition to this mailing, Progress Energy’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies personally, electronically or by telephone or other means.

Progress Energy has also engaged the services of Innisfree M&A Incorporated for a fee of approximately $30,000, plus reimbursement of expenses, to assist in the solicitation of proxies for the Progress Energy special meeting.

Progress Energy and its proxy solicitors will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Progress Energy common stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted.

Assistance

If you need assistance in completing your proxy card or have questions regarding Progress Energy’s special meeting, please contact Innisfree M&A Incorporated toll-free at (877) 750-9499. Brokers, banks and other nominees may call collect at (212) 750-5833.

PROPOSALS SUBMITTED TO PROGRESS ENERGY’S SHAREHOLDERS

The Merger Proposal

(Item 1 on Progress Energy Proxy Card)

As discussed throughout this document, Progress Energy is asking its shareholders to consider and vote on a proposal to approve the plan of merger contained in the merger agreement and thereby approve, among other things, the merger. Holders of Progress Energy common stock should read this document carefully in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. In particular, holders of Progress Energy common stock are directed to the merger agreement, a copy of which is attached as Annex A to this document.

The affirmative vote of the holders of at least a majority of outstanding shares of Progress Energy common stock entitled to vote is required for Progress Energy to complete the merger.

The Progress Energy board of directors recommends a vote “FOR” the merger proposal (Item 1). See “The Merger—Progress Energy’s Reasons for the Merger and Recommendation of Progress Energy’s Board of Directors” beginning on page 80. For a discussion of interests of Progress Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Progress Energy’s shareholders generally, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Progress Energy in the Merger,” beginning on page 108.

The Progress Energy Adjournment Proposal

(Item 2 on Progress Energy Proxy Card)

The Progress Energy special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal.

If, at the Progress Energy special meeting, the number of Progress Energy common shares present or represented and voting in favor of the merger proposal is insufficient to approve such proposal, Progress Energy intends to move to adjourn the Progress Energy special meeting in order to solicit additional proxies for approval of the merger proposal.

In the Progress Energy adjournment proposal, Progress Energy is asking its shareholders to authorize the holder of any proxy solicited by the Progress Energy board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Progress Energy special meeting to another time and place for the purpose of soliciting additional proxies. If the Progress Energy shareholders approve the Progress Energy adjournment proposal, Progress Energy could adjourn the Progress Energy special meeting and any adjourned session of the Progress Energy special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Progress Energy shareholders who have previously voted.

The Progress Energy board of directors recommends a vote “FOR” the Progress Energy adjournment proposal, if necessary, to solicit additional proxies. For a discussion of interests of Progress Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Progress Energy’s shareholders generally, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Progress Energy in the Merger,” beginning on page 108.

Other Business

Progress Energy does not intend to bring any other matters before the meeting, and Progress Energy does not know of any matters to be brought before the meeting by others. If, however, any other matters properly come before the meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

THE MERGER

The discussion in this document of the merger and the principal terms of the merger agreement is subject to, and is qualified in its entirety by reference to, the merger agreement. We urge you to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this document and incorporated by reference herein.

General Description of the Merger

Upon completion of the merger, Diamond Acquisition Corporation, a wholly-owned subsidiary of Duke Energy formed for the purpose of effecting the merger, will merge with and into Progress Energy. Progress Energy will be the surviving corporation of the merger between it and Diamond Acquisition Corporation and will thereby become a wholly-owned subsidiary of Duke Energy.

In the merger, each outstanding share of Progress Energy common stock (other than shares owned by Progress Energy (other than in a fiduciary capacity), Duke Energy, or Diamond Acquisition Corporation, which will be cancelled) will be converted at the effective time of the merger into the right to receive shares of Duke Energy common stock, with cash to be paid in lieu of fractional shares (other than in respect of shares held in the Progress Energy dividend reinvestment plan). The merger agreement provides for an exchange ratio of 2.6125 shares of Duke Energy common stock for each share of Progress Energy common stock and provides for an adjustment to the exchange ratio to reflect the reverse stock split. We will adjust this exchange ratio proportionately to reflect the 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock that Duke Energy plans to implement prior to, and conditioned on, the completion of the merger. The resulting adjusted exchange ratio is 0.87083 of a share of Duke Energy common stock for each share of Progress Energy common stock. This exchange ratio will not be adjusted to reflect changes in the stock price of either Duke Energy common stock or Progress Energy common stock prior to completion of the merger. Duke Energy shareholders will continue to hold their existing shares of Duke Energy common stock, adjusted proportionately for the reverse stock split with respect to Duke Energy common stock.

Upon completion of the merger, Mr. Rogers, the current chairman, president and chief executive officer of Duke Energy, will serve as executive chairman of the board of directors of Duke Energy and Mr. Johnson, the current chairman, president and chief executive officer of Progress Energy, will serve as president and chief executive officer of Duke Energy, subject to their ability and willingness to serve. Both Mr. Rogers and Mr. Johnson will serve on the board of directors of Duke Energy upon completion of the merger, which at that time will be comprised of 18 members, with 11 members designated by Duke Energy and seven members designated by Progress Energy.

The combined company will maintain Duke Energy’s current headquarters in Charlotte, North Carolina, following the completion of the merger. Duke Energy will also maintain substantial operations in Raleigh, North Carolina. Until the merger has received all necessary approvals and we complete the merger, Duke Energy and Progress Energy will continue operating as separate entities. The companies are targeting a closing by the end of 2011, subject to receipt of the necessary shareholder and regulatory approvals discussed in this document, although we cannot assure completion by any particular date.

Background of the Merger

The Duke Energy board of directors engages in a regular strategic planning process, and regularly reviews and discusses at board meetings Duke Energy’s performance, risks, opportunities and strategy. Duke Energy’s board of directors and management team review and evaluate the possibility of pursuing various strategic alternatives as part of their ongoing efforts to strengthen their businesses and enhance shareholder value, taking into account economic, competitive and other conditions. As part of this process, representatives of Duke Energy from time to time have had conversations with representatives of other companies, but over the past two years, none of these conversations, other than those with Progress Energy, have resulted in Duke Energy pursuing significant discussions regarding a potential strategic combination of Duke Energy and another company.

The Progress Energy board of directors also engages in a regular strategic planning process, including a planning retreat in September of each year. At each planning retreat, the board receives a presentation from management and, in recent years, from Progress Energy’s financial advisors at Lazard Frères & Co. LLC, referred to as Lazard, on potential strategic options for the company, including potential merger or acquisition candidates. At its September 2009 meeting, the Progress Energy board of directors discussed Progress Energy’s standalone strategic plan and the evolving electric utility industry landscape. The board also discussed with management and the company’s financial advisor Lazard the potential benefits that Progress Energy might realize from a strategic transaction, such as a merger, that would provide enhanced scale, and reviewed a range of potential strategic transactions.

In June 2009, William D. Johnson, the chairman, president and chief executive officer of Progress Energy, had dinner with the chief executive officer of Company A, another large utility holding company, during which they discussed, among other things, the possibility of a strategic combination of the two companies. At a dinner in October 2009, they again discussed this possibility. Mr. Johnson also met with the chief executive officer of Company B, another large utility holding company, later in October 2009 and discussed, among other things, the possibility of a combination of Company B and Progress Energy. Mr. Johnson and Mark F. Mulhern, the senior vice president and chief financial officer of Progress Energy, met with the chief executive officer and chief financial officer of Company A in March 2010 and discussed again the possibility of a combination. No financial or other terms of a transaction were discussed.

In mid-March, 2010, at a regular meeting of the Progress Energy board of directors, Mr. Johnson discussed with the board acquisition activity in the electric utility industry and his discussions with each of Company A and Company B regarding a potential strategic combination. During mid-April, 2010, Mr. Mulhern had separate meetings with each of the chief financial officer of Company A and the chief financial officer of Company B, in each case to explore further a possible business combination transaction involving such company and Progress Energy.

On May 10, 2010, Mr. Johnson met with the chief executive officer of Company A. At this meeting, Company A’s chief executive officer indicated that Company A would be prepared to consider a transaction involving a premium for Progress Energy shareholders typical for utility industry transactions. On May 11, 2010, Progress Energy and Company A entered into a confidentiality agreement, including mutual one-year standstill provisions. At a regularly scheduled meeting of the Progress Energy board of directors held on May 12, 2010, Mr. Johnson updated the members of the board on the recent meetings with Company A and Company B.

Between May 12 and mid-June 2010, Progress Energy and Company A exchanged preliminary due diligence information concerning their respective businesses.

On May 19, 2010, Progress Energy and Company B entered into a confidentiality agreement, including mutual one-year standstill provisions.

In connection with the Duke Energy board of directors’ regular review of potential strategic merger or acquisition candidates whose financial, regulatory and risk attributes, and mix of businesses and assets Duke Energy management view as representing a good strategic fit with Duke Energy, including a review at its February 2010 meeting and discussions at its April 2010 meeting, Progress Energy had been identified as one such potential combination candidate, among others, for Duke Energy. No formal or informal communications between the companies’ officers or authorized representatives regarding a potential business combination occurred until late May 2010, after a representative of Duke Energy’s financial advisor, J.P. Morgan Securities LLC, referred to as J.P. Morgan, informed Lynn J. Good, the Chief Financial Officer of Duke Energy, that J.P. Morgan had an upcoming meeting with Mr. Mulhern of Progress Energy to discuss general strategic matters. During the course of such discussion, it was decided that J.P. Morgan should gauge Progress Energy’s interest in exploring a potential business combination transaction with Duke Energy. The J.P. Morgan representative thereafter met with Mr. Mulhern, and during the meeting discussed with Mr. Mulhern, among other things, the strategic rationale of a potential merger with Duke Energy. On June 1, 2010, Mr. Mulhern called the representative of J.P. Morgan and indicated that Progress Energy was open to discussions relating to a potential business combination with Duke Energy. The representative of J.P. Morgan reported these conversations to Ms. Good and another executive of Duke Energy, who subsequently confirmed to the representative of J.P. Morgan that Duke Energy was interested in conducting conversations with Progress Energy.

On June 14, 2010, Mr. Mulhern met with the chief financial officer of Company B and representatives of their respective financial advisors to discuss financial aspects of a possible combination of Progress Energy and Company B. At this meeting, the parties discussed that any transaction involving a premium for Progress Energy shareholders would likely be dilutive to Company B’s shareholders. Accordingly, they agreed that it would be difficult to structure a transaction that would be advantageous to the Progress Energy shareholders and the shareholders of Company B.

On June 17, 2010, Mr. Johnson and John R. McArthur, Progress Energy’s Executive Vice President—General Counsel and Corporate Secretary, met with J.P. Morgan to discuss the rationale for a potential business combination transaction between Duke Energy and Progress Energy. Mr. Johnson said that he would discuss the potential transaction with the Progress Energy board of directors. The representative of J.P. Morgan reported these conversations to Ms. Good and another executive of Duke Energy.

On June 22, 2010, the Progress Energy board of directors held a special meeting by telephone at which Mr. Johnson reviewed with the members of the board Progress Energy’s past contacts with Company A and discussed the recent contacts regarding Duke Energy. Representatives of Lazard also participated in this meeting. At this meeting, members of the board discussed what they viewed as a lack of strategic and operating benefits, and the potential regulatory approval difficulties, associated with a potential combination with Company A, but authorized management to continue to explore both potential combinations.

In late June 2010, the Duke Energy board of directors held its annual two-day strategic retreat at which the board discussed a range of matters relating to Duke Energy’s strategic direction. At the meeting, Ms. Good discussed with the Duke Energy board the recent contacts with Progress Energy regarding a potential business combination of Duke Energy and Progress Energy. In light of the strategic rationale supporting such a transaction, the Duke Energy board authorized management to explore further a potential business combination with Progress Energy.

On July 6, 2010, James E. Rogers, the chairman, president and chief executive officer of Duke Energy, called Mr. Johnson and expressed his interest in meeting to explore a potential combination of Duke Energy and Progress Energy. On the call, they briefly discussed the strategic rationale for a possible combination and related matters. On July 8, 2010, Marc E. Manly, Duke Energy’s Group Executive, Chief Legal Officer and Corporate Secretary, called Mr. McArthur to begin work on a confidentiality agreement in connection with further discussions about a potential combination.

On July 14, 2010, the Progress Energy board of directors held a special meeting to discuss potential combinations with Company A and with Duke Energy. Representatives of Lazard also participated in this meeting. Mr. Johnson reviewed again with the members of the board the prior discussions with Company A and updated the board on the recent contacts with Duke Energy. Mr. Johnson led a discussion regarding a financial and strategic review of Progress Energy’s standalone plan, including the significant capital expenditures that would be required in order to modernize its generation fleet and pursue nuclear construction. Mr. Johnson indicated that a combination with Company A or with Duke Energy could result in increased financial strength and thereby further the goal of new nuclear construction in North Carolina and South Carolina. The board discussed the view that a combination with Duke Energy offered greater potential in achieving more strategic benefits for two primary reasons: first, the potential operational efficiencies associated with system integration because of the significantly greater operational connections between the two North Carolina and South Carolina utility systems of Progress Energy and Duke Energy, and second, the expected greater obstacles to state regulatory approval for a combination with Company A. Representatives of Lazard reviewed with the board various financial matters with respect to potential combinations with Company A and with Duke Energy. The board discussed these matters and concluded that although Progress Energy’s standalone plan remained viable and attractive, a strategic combination might better advance its objectives. The board determined that while it perceived the potential combination with Duke Energy to be more attractive from a strategic perspective than a combination with Company A, it wanted more information and detail about the nature of that proposed combination. The board concluded this meeting by authorizing Mr. Johnson to continue discussions with Duke Energy and to report back as those discussions developed. Because the development of the strategic rationale for a transaction with Duke Energy was at an early stage and no terms for a transaction had been discussed, the Progress Energy board also instructed Mr. Johnson to inform the chief executive officer of Company A that Progress Energy was not interested in pursuing further discussions at that time, but that the Progress Energy board would review strategic alternatives again in September.

Following the meeting, Mr. Mulhern called the J.P. Morgan representative with whom he previously had spoken to confirm Progress Energy’s continued interest in pursuing a potential combination with Duke Energy and to arrange for a meeting of the two companies’ chief executive officers. On July 16, 2010, Mr. Johnson also advised Mr. Rogers by telephone that the Progress Energy board of directors was interested in further information concerning a potential combination with Duke Energy.

On July 18, 2010, Mr. Johnson and Mr. Rogers met to discuss a wide range of topics related to a possible strategic combination. They discussed the strategic rationale for a combination, including the potential efficiencies associated with operation of the interconnected North Carolina and South Carolina utilities, as well as regulatory matters. Mr. Rogers indicated to Mr. Johnson that Duke Energy could be receptive to an increased emphasis on the regulated utility business. Mr. Rogers also indicated that he would be receptive to moving into the role of executive chairman of a combined company and having Mr. Johnson become the chief executive officer. Mr. Rogers told Mr. Johnson that he would like Mr. Johnson to meet the members of the Duke Energy board of directors. Following the July 18, 2010 meeting John H. Mullin III, the lead director of Progress Energy, authorized Mr. Johnson to meet with members of Duke Energy’s board of directors to discuss strategic aspects of a transaction generally, but not terms of a potential transaction with Duke Energy.

On July 19, 2010, Mr. Johnson spoke with the chief executive officer of Company A by telephone and advised him that the Progress Energy board of directors was not interested in pursuing discussions concerning a potential combination with Company A at that time, but that the Progress Energy board of directors would review strategic alternatives again in September.

On July 29, 2010, Duke Energy and Progress Energy entered into a mutual confidentiality agreement, including mutual 18-month standstill provisions. On July 29 and August 2, 2010, Mr. Johnson met with separate groups of the Duke Energy board of directors. At these meetings, Mr. Johnson and the members of the Duke Energy board of directors discussed general electric utility industry trends, issues involved in potential nuclear plant constructions, and potential strategies for a combined company, among other topics. For the members of the Duke Energy board of directors, these meetings provided an opportunity for the directors to get to know Mr. Johnson, but there was no discussion of the potential terms of a transaction between the companies at these meetings. In early August 2010, Duke Energy and Progress Energy exchanged financial information for the purpose of beginning their mutual due diligence.

On August 4, 2010, Mr. Manly and Mr. McArthur discussed retaining Skadden, Arps, Slate, Meagher & Flom LLP as joint regulatory counsel to analyze a possible combination of Duke Energy and Progress Energy. The companies retained Skadden Arps as joint regulatory counsel on August 6, 2010.

On August 9, 2010, the Progress Energy board of directors held a special meeting by telephone. At this meeting, Mr. Johnson updated the board on his meetings with Mr. Rogers and with members of the Duke Energy board of directors and indicated that due diligence for a potential transaction between Duke Energy and Progress Energy had begun, including financial and regulatory reviews. Members of the Progress Energy board of directors noted that they viewed the strategic emphasis on the regulated utility business as critical to the value of the potential transaction, that the corporate governance and organizational structure of the combined company created by the combination of Duke Energy and Progress Energy would have to support that strategy, and that they viewed having Mr. Johnson as the chief executive officer of the combined company as an important element in ensuring implementation of that strategy. The Progress Energy board of directors determined that Mr. Johnson would keep Mr. Mullin apprised of developments with respect to the discussions between Duke Energy and Progress Energy, and that Mr. Johnson would provide the Progress Energy corporate governance committee with periodic updates and consult it for guidance in between meetings of the full Progress Energy board of directors. The corporate governance committee was comprised of the lead director and the four board of directors standing committee chairs, all of whom were independent directors, and its charter provided that it would consider strategic alternatives such as mergers.

On August 10, 2010, Mr. Mulhern and Ms. Good, along with other representatives of Progress Energy and Duke Energy, including representatives of Lazard and J.P. Morgan, met and discussed the financial projections of the two companies. They also discussed certain other items, including the status of various state regulatory matters. Duke Energy and Progress Energy also agreed to jointly engage Booz & Co. to review potential efficiencies in connection with a merger between the two companies.

On August 19 and 20, 2010, Mr. Mulhern and Ms. Good, as well as other executives of Progress Energy and Duke Energy, met and had follow-up discussions concerning the two companies’ financial projections, met with consultants from Booz & Co., discussed each other’s significant state regulatory proceedings and discussed Duke Energy’s unregulated and international businesses. They also discussed the state and federal regulatory approvals necessary for a combination of Duke Energy and Progress Energy. Representatives of Wachtell, Lipton, Rosen & Katz, legal counsel to Duke Energy, Skadden Arps, Lazard and J.P. Morgan participated in these meetings.

On August 24, 2010, the Duke Energy board of directors held a meeting, at which Ms. Good and other members of Duke Energy’s management provided an update as to the potential combination with Progress Energy, and summarized various operational and financial metrics of Progress Energy. Members of Duke Energy management also described the due diligence that had been conducted to date with respect to Progress Energy and summarized their findings. Ms. Good and Mr. Manly also described the possible transaction timeline and next steps, which included continued due diligence and assessment of the benefits of a potential combination.

On August 26, 2010, the Progress Energy corporate governance committee held a telephonic meeting. Representatives of Lazard and Hunton & Williams LLP, legal counsel to Progress Energy, also participated. A representative of Hunton & Williams discussed the Progress Energy directors’ fiduciary duties under North Carolina law. The committee also discussed matters involving the interest of the Progress Energy management team in the potential transaction. Mr. Johnson discussed the results of the due diligence meetings with representatives of Duke Energy to date, including the discussions around operating efficiencies and federal regulatory approvals. The board discussed with representatives of Lazard and management the potential financial and strategic benefits that the Progress Energy shareholders might receive in a combination with Duke Energy. The committee discussed the key items to be addressed in evaluating a combination with Duke Energy, including the combined company strategy and organizational structure to support that strategy, the financial terms of a transaction and the regulatory approval strategy. Mr. Johnson informed the members of the committee that he and Mr. Rogers were discussing their views on the appropriate organizational philosophy to support the combined company’s strategy but that these discussions were too preliminary to begin discussions on specific management structures. The committee authorized Mr. Johnson to continue discussion with Duke Energy and to report proposals back to the committee or full board, as appropriate, for guidance on responding. That evening, Mr. Johnson and Mr. Rogers met for dinner and had further discussions about the potential transaction. Mr. Johnson and Mr. Rogers also spoke by telephone on September 2, 2010 and discussed the status of due diligence efforts and the potential process for moving forward.

On September 3, 2010, the Duke Energy board of directors held a special meeting by telephone conference. At the meeting, Mr. Rogers updated the board on his August 26 meeting and subsequent telephone conversation with Mr. Johnson, and said that he and Mr. Johnson had agreed to continue discussions at an upcoming industry meeting and to arrange for a meeting of the companies’ lead directors and themselves. Ms. Good discussed with the board a financial overview of the effect of combining the two companies and updated the board on the status of due diligence efforts. The Duke Energy board also formed an ad hoc Transaction Committee, composed of the chairpersons of the standing committees of the board, to be available between full board meetings in an advisory capacity with respect to continuing discussions with Progress Energy regarding a potential business combination, if the need arose. The Transaction Committee met on October 14, 2010, as described below.

Mr. Johnson and Mr. Rogers spoke by telephone on September 15, 2010, and Mr. Rogers indicated that Duke Energy was interested in moving forward with discussions. Mr. Rogers discussed an illustrative exchange ratio in a range of 2.5 to 2.6 shares of Duke Energy common stock for each outstanding share of Progress Energy common stock, but said that Duke Energy’s financial and efficiency review was preliminary. Mr. Johnson advised Mr. Rogers that he would report on these developments to the Progress Energy board of directors.

On September 16 and 17, 2010, the Progress Energy board of directors had its annual strategic planning meeting. Representatives of Lazard and Hunton & Williams participated. At this meeting, Mr. Johnson conducted a review of and discussed with the board Progress Energy’s standalone plan, including financial projections. Mr. Johnson noted that while the plan continued to be viable and attractive, Progress Energy faced challenges including having sufficient scale to successfully manage the high capital requirements and financial risks associated with the coming long-term, policy-driven transformation of the industry and the Company’s generation system. The Progress Energy board then reviewed potential strategic alternatives and discussed at length the possible combination with Duke Energy. Hunton & Williams reviewed for the board its fiduciary duties in connection with its consideration of strategic alternatives, including a transaction between Progress Energy and Duke Energy. Mr. Johnson presented an overview of the potential advantages of a transaction with Duke Energy, including increased financial strength, potential for greater earnings and dividend growth, concentrated strategic focus on a geographically diverse set of regulated utilities, and potential financial benefits from strategic initiatives concerning Duke Energy’s businesses that had been publicly identified by Duke Energy. Representatives of Lazard reviewed its preliminary financial analysis of the combination and discussed with the board and management the potential financial and strategic benefits the combination could create. Mr. Johnson reviewed for the board his view of the optimal strategy for the combined company and discussed preliminary views on potential efficiencies for such a combination. Board members again observed that due to the importance they placed on the combined company’s strategic focus on the regulated utility business, their support for a transaction would depend on alignment between the two boards and management teams on that strategy and on a corporate governance and organizational structure that would support that strategic focus. The Progress Energy board of directors also concluded that the potential combination with Duke Energy continued to be more attractive than a possible combination with Company A due to factors including greater operational efficiencies, fewer expected obstacles to regulatory approval and potential financial benefits from strategic initiatives. Accordingly, the Progress Energy board of directors instructed Mr. Johnson to confirm to the chief executive officer of Company A that Progress Energy was not interested in pursuing further discussions with Company A at that time. Several days after the meeting, Mr. Johnson called the chief executive officer of Company A and advised him that the Progress Energy board of directors had again reviewed the Company’s strategic options and was still not interested in pursuing a transaction with Company A at that time.

On September 20, 2010, the Duke Energy board of directors held a special meeting by telephone conference at which Mr. Rogers discussed with the board his ongoing conversations with Mr. Johnson. In addition, Ms. Good discussed with the board preliminary views on potential efficiencies and other ongoing efficiency evaluation efforts, and reviewed the status of Duke Energy’s due diligence investigation. Ms. Good also discussed with the board a financial overview of the effect of combining Duke Energy and Progress Energy assuming a range of potential merger exchange ratios and a range of potential retained synergy levels. Mr. Manly discussed with the board the regulatory approvals that would be required to complete a business combination with Progress Energy.

Later in the day, Mr. Johnson advised Mr. Rogers by telephone that the Progress Energy board of directors was interested in continuing discussions about a transaction, but wanted more detail about Duke Energy’s proposed terms of such a transaction before arranging a meeting between the lead directors of the companies. Over the course of the following week, two members of the Progress Energy board of directors spoke informally with members of Duke Energy’s board of directors and confirmed their common viewpoint on strategic aspects of the proposed combination.

On September 26, 2010, Mr. Johnson and Mr. Rogers met and discussed a range of topics, including the optimal business strategy for the combined company and how best to organize management in order to implement that strategy.

On October 1, 2010, the Progress Energy corporate governance committee held a telephonic meeting in which Hunton & Williams participated to discuss the proposed transaction.

On October 2, 2010, Mr. Johnson and Mr. Rogers met and Mr. Rogers discussed with Mr. Johnson an illustrative outline that reflected a preliminary and non-binding exchange ratio in a range of 2.5 to 2.55. The illustrative outline also reflected a board of directors of the combined company that would be composed of ten designees from Duke Energy and five from Progress Energy and reflected that Mr. Rogers would serve as the executive chairman and Mr. Johnson as the chief executive officer of the combined company, and that the name of the combined company would be Duke Energy Corporation, with corporate headquarters in Charlotte, North Carolina and a significant presence in Raleigh, North Carolina.

On October 5, 2010, the Progress Energy corporate governance committee held a telephonic meeting. Representatives of Lazard and Hunton & Williams also participated. Mr. Johnson provided the committee with a report on the illustrative outline discussed with Mr. Rogers. The committee determined that Progress Energy should not pursue a transaction based on the exchange ratio and board composition contemplated in the illustrative outline. Mr. Johnson told the committee that he would inform Duke Energy of the committee’s determination.

On October 6, 2010, Mr. Johnson and Mr. Rogers met and Mr. Johnson conveyed the Progress Energy corporate governance committee’s determination that the exchange ratio and board composition reflected in the illustrative outline discussed on October 2, 2010 were not acceptable, and indicated, based on discussions with the Progress Energy corporate governance committee, that an exchange ratio of between 2.6 and 2.65 might be acceptable to the committee. Mr. Rogers indicated that Duke Energy was interested in continuing to discuss a possible transaction and that the two companies should continue their work in order to determine whether mutually satisfactory terms could be achieved.

On October 12, 2010, Mr. Mulhern met with Ms. Good, together with representatives of Lazard and J.P. Morgan, to review and discuss valuation matters relating to the combination of the companies. Mr. Mulhern reviewed the Progress Energy corporate governance committee’s reasons for its view that the exchange ratio should be in the 2.6 to 2.65 range and that, based on Progress Energy’s review and the financial projections prepared by Progress Energy and by Duke Energy, a combination could be accretive on an earnings per share basis to Duke Energy within that range. Ms. Good reviewed the reasons for Duke Energy’s view that the exchange ratio should be in the range of 2.5 to 2.6, including their belief that it would be substantially accretive to the adjusted earnings of Progress Energy shareholders in that range.

On October 14, 2010, the Transaction Committee of the Duke Energy board of directors met via telephone conference. At the meeting, Ms. Good reviewed with the committee the recent discussions with Progress Energy regarding valuation, including Progress Energy’s views on an acceptable exchange ratio, and discussed with the committee her views on the appropriateness of the range of exchange ratios under discussion in light of comparative stock trading prices and potential efficiencies that might be achieved through a combination of the companies. The participants also discussed issues of board composition and organizational models of a combined company board. The committee confirmed that Ms. Good, with the assistance of J.P. Morgan, should continue her efforts with her counterpart on valuation matters, and determined to request that Mr. Johnson meet with the Duke Energy board or a subset of its members to further discuss organizational models for a combined company.

On October 15, 2010, Mr. Johnson and Mr. Rogers spoke by telephone and Mr. Rogers indicated that he believed the two companies could ultimately be able to agree to mutually satisfactory terms and should continue seeking to reach agreement on an acceptable exchange ratio and board composition that would satisfy each company’s objectives, subject to further financial and regulatory review, including with respect to efficiencies and how achieved efficiencies could impact possible accretion.

On October 20, 2010, the Progress Energy corporate governance committee held a telephonic meeting, with representatives of Hunton & Williams participating. Mr. Johnson updated the committee on his conversations with Mr. Rogers. Mr. Johnson also updated the committee on recent developments concerning issues surrounding Duke Energy’s Edwardsport plant in Indiana. The committee agreed that continued discussions concerning a transaction between Duke Energy and Progress Energy would be appropriate, including a meeting of the lead directors, and that the Progress Energy organization and compensation committee should engage a consultant to advise on employee benefits matters related to the potential transaction.

Also on October 20, 2010, Duke Energy and Progress Energy granted each other (and their representatives) access to electronic data rooms containing additional confidential materials regarding various business, financial, legal, regulatory, employee benefits and other matters regarding their respective businesses. The parties continued to exchange information and hold conference calls for due diligence purposes during the next several weeks.

On October 22, 2010, representatives of Progress Energy and Duke Energy met with representatives of Booz & Co. to discuss preliminary views on potential efficiencies and to discuss state regulatory approval matters. Separately on that day, Mr. McArthur and Mr. Manly met to discuss certain employment matters. Mr. Manly described generally Duke Energy’s view that Progress Energy executives who would become executives of the combined company and relocate from Raleigh to Charlotte as part of a combination should waive their right to have that relocation trigger change-in-control benefits under existing Progress Energy arrangements. Mr. Manly also said that Duke Energy expected to propose a term sheet to Mr. Johnson covering the material terms of his post-closing employment by Duke Energy, and expected that Mr. Johnson would sign the term sheet concurrently with execution of a merger agreement. Early the next week, Messrs. Johnson and Rogers spoke by telephone and discussed that a meeting among them and the two companies’ lead directors would be appropriate.

The board of directors of Duke Energy held a regular meeting on October 26, 2010, at which the board discussed the potential business combination with Progress Energy. Ms. Good described the meetings held during the preceding week between representatives of Duke Energy and Progress Energy and discussed potential efficiencies of the transaction and the potential accretive/dilutive impact of the transaction on each company’s earnings per share. Ms. Good also discussed with the board certain other financial matters relating to the possible combination, including projections of earnings per share based on pro forma information and revisions to the respective business plans of the two companies. Mr. Rogers also reported on his conversation with Mr. Johnson and indicated that they believed a meeting among them and the two companies’ lead directors would be appropriate.

On November 13, 2010, Mr. Johnson and Mr. Rogers met and discussed a range of topics, including the business strategy and organizational design for the combined company, the potential timeline for completing an agreement relating to the proposed merger, the potential allocation of roles and responsibilities between the executive chairman position and the chief executive officer position, and potential other members of the combined company’s management team.

On November 15, 2010, Mr. Johnson, Mr. Mullin, Mr. Rogers, and Ann Maynard Gray, the lead director of Duke Energy, met and discussed a range of topics, including each company’s viewpoint of potential financial terms for the proposed transaction, business strategy and organizational design for the combined company, Duke Energy’s non-regulated business operations, the status of Duke Energy’s Edwardsport plant, board composition and regulatory approval matters. Mr. Mullin and Ms. Gray then met privately. Mr. Mullin conveyed the view of the Progress Energy board of directors regarding the business strategy of the combined company and a corporate governance and organizational structure that would allow Mr. Johnson the ability to execute that strategy. Ms. Gray conveyed the Duke Energy board of directors’ interest in the combination and that a merger would be accretive to the shareholders of Progress Energy.

On November 16, 2010, the Progress Energy corporate governance committee held a telephonic meeting, with representatives of Hunton & Williams participating, and received an update on the previous day’s meeting. In response to questions from committee members, Mr. Johnson and Mr. McArthur provided information on developments with respect to the Duke Energy Edwardsport plant matters. The committee approved of Mr. Johnson’s attendance at an upcoming Duke Energy board meeting and suggested that Mr. Rogers be invited to the Progress Energy board of directors’ December meeting if sufficient progress toward a transaction had been made at that time. The next day, Duke Energy provided a draft merger agreement to Progress Energy.

The Duke Energy board of directors held a meeting on November 19, 2010, at which representatives of management, Wachtell Lipton and J.P. Morgan also were in attendance. Mr. Manly and the representative of Wachtell Lipton discussed with the board members their fiduciary duties in connection with consideration of a potential transaction. The board heard a full report on the due diligence that had been conducted with respect to Progress Energy and the findings of that diligence. The board discussed, among other things, the due diligence findings with respect to the nuclear fleet owned and operated by Progress Energy, its other generation operations, the environmental health and safety experience of Progress Energy, change of control matters, pension, goodwill, treasury and tax and certain regulatory matters. The board also discussed the value proposition of a possible combination with Progress Energy, the potential economics and efficiencies of such a combination and various standalone and combined financial and credit metrics and considerations. The board considered certain potential terms of the combination, including the proposed roles of Mr. Johnson as the chief executive officer and Mr. Rogers as the executive chairman and that the headquarters would be in Charlotte, North Carolina. The board also discussed regulatory matters, and authorized management to continue exploring the potential combination. Following this meeting, the Duke Energy board met with Mr. Johnson and discussed the potential combination further, including several topics discussed in their prior meeting regarding due diligence matters.

On November 20, 2010, Mr. Johnson met individually in Charlotte with senior executives of Duke Energy, and Mr. Rogers met individually in Raleigh with senior executives of Progress Energy, to discuss the senior executives’ potential roles in the event of a combined company. The following day, Messrs. Rogers and Johnson spoke by telephone and discussed these meetings.

On November 22, 2010, the Progress Energy board of directors held a special meeting to discuss the proposed transaction. Representatives of Lazard and Hunton & Williams were in attendance. A representative of Hunton & Williams discussed with the board members their fiduciary duties in connection with consideration of the proposed transaction. Mr. Johnson reviewed for the board the strategic rationale for, and potential benefits of, the proposed transaction, provided a summary of illustrative key terms, and discussed the potential financial efficiencies. Mr. Mulhern reviewed the challenges and opportunities of Progress Energy’s current standalone plan. Representatives of Lazard then reviewed Lazard’s preliminary financial analysis of a potential transaction with Duke Energy. The board also received a report from management on the results of the due diligence investigation of Duke Energy, including with respect to certain claims against Duke Energy arising from the Crescent Resources bankruptcy and matters relating to Duke Energy’s Edwardsport, Indiana plant and Duke Energy Ohio’s Electric Security Plan. Mr. McArthur reviewed the regulatory approvals that would be required for the proposed transaction and the anticipated strategies for achieving them. Mr. Johnson reviewed various risks associated with the proposed transaction. Finally, the board met in executive session with representatives of Hunton & Williams and discussed the proposed roles of the company’s senior management team in the combined company.

On December 5, 2010, Mr. Johnson and Mr. Rogers met and continued their discussions on organizational structure for the combined company and the allocation of duties and responsibilities between the executive chairman and the chief executive officer. Mr. Johnson reiterated the Progress Energy board of directors’ expectation that the exchange ratio would be in the 2.6 to 2.65 range. Mr. Rogers reaffirmed the Duke Energy board of directors’ view that the exchange ratio should be in the 2.5 to 2.6 range.

On December 7, 2010, Mr. Rogers met with the Progress Energy board of directors prior to its regular meeting in Raleigh, North Carolina. Mr. Rogers discussed, among other things, his background in the energy industry, Duke Energy’s current businesses, the rationale for the proposed transaction and his views on how he and Mr. Johnson would implement the agreed business strategy.

On December 8, 2010, an outside compensation consultant reviewed with the compensation committee of the Duke Energy board of directors information regarding executive compensation benchmarks, which the committee considered in developing a proposed term sheet for certain material terms for Mr. Johnson’s proposed post-closing employment by Duke Energy. The committee discussed these benchmarks and material terms and instructed management to prepare a proposed term sheet reflecting these terms. Following the meeting of the compensation committee, Mr. Manly telephoned Mr. McArthur to describe some of the components of the term sheet that Duke Energy intended to propose. Also on December 8, 2010, the corporate governance committee of the Duke Energy board of directors held a meeting at which Ms. Gray, the chair of the committee, provided an update regarding discussions with Progress Energy and discussions relating to the potential composition of the board of directors of the combined company.

On December 9, 2010, the Duke Energy board of directors held a meeting at which Ms. Good provided an update to the board of directors regarding discussions with Progress Energy, including the senior management meetings that had taken place, and described certain items that remained subject to further negotiation, such as exchange ratio and board composition. Management of Duke Energy also provided a due diligence update, including with respect to Progress Energy’s proposed Levy nuclear facility, the Crystal River 3 facility and other matters. The board also discussed other aspects of a potential transaction, including potential timeline and financial aspects of the potential combination.

On December 14, 2010, Mr. McArthur, Mr. Mulhern and other representatives of Progress Energy met with Mr. Manly, Ms. Good and other representatives of Duke Energy to discuss potential post-announcement communication and investor relations strategies. Mr. McArthur, Mr. Mulhern, Ms. Good and Mr. Manly also met separately to discuss issues concerning employee benefits, organizational structure and management team composition.

On December 18, 2010, Mr. Johnson and Mr. Rogers met and discussed, among other things, a revised illustrative outline for the proposed transaction that reflected, among other terms, an exchange ratio between 2.6 and 2.625, a pro forma board composed of ten Duke Energy designees and seven Progress Energy designees (plus a one year extension of the normal retirement age for an additional Duke Energy director with specific nuclear industry experience, for a total of 11 Duke Energy designees), and Duke Energy designees chairing four of the combined company’s six board committees. The outline also reflected that Progress Energy executives who would be executives in the combined company would waive certain change of control triggers in their employment arrangements relating to relocation, job title and certain other matters. Mr. Johnson and Mr. Rogers also continued their discussion of the allocation of roles and responsibilities between the executive chairman and the chief executive officer.

On December 20, 2010, the Progress Energy corporate governance committee held a telephonic meeting. Mr. Johnson gave an update on negotiations with Duke Energy, and a representative of Hunton & Williams reviewed with the committee the draft merger agreement, a copy of which had been distributed to the committee. Among the matters discussed were the representations, warranties, and interim operating covenants, the standards for obtaining required regulatory approvals and related closing conditions, the circumstances under which termination fees would be paid and the amounts of those fees, the termination date of the proposed merger agreement, the definition of “material adverse effect” and the provisions for replacing designated directors and executives who were unwilling or unable to serve.

On December 21, 2010, the corporate governance committee of the Duke Energy board of directors held a meeting at which the committee discussed the potential composition of the board of directors of a combined company.

On December 22, 2010, representatives of Hunton & Williams and Wachtell Lipton discussed the merger agreement revisions that Hunton & Williams had previously transmitted to Wachtell Lipton. Representatives from Progress Energy, Hunton & Williams, Duke Energy, and Wachtell Lipton continued to negotiate the terms of the merger agreement through January 7, 2011.

On December 23, 2010, Mr. Manly delivered to Mr. McArthur a term sheet proposing the material terms for Mr. Johnson’s post-closing employment by Duke Energy, reflecting the views of the compensation committee of the Duke Energy board of directors discussed at its December 8, 2010 meeting. Mr. McArthur reviewed this term sheet with Mr. Johnson and with E. Marie McKee, the chairwoman of the Progress Energy board’s organization and compensation committee, and with the committee itself at a meeting held on January 5, 2011. Mr. Johnson executed the term sheet with no substantive revisions on January 8, 2011 in connection with the execution of the merger agreement.

During the period between December 18 and 28, 2010, Mr. Johnson and Mr. Rogers spoke by telephone on several occasions. Among other things, Mr. Rogers proposed that all 11 Duke Energy directors remain on the combined company’s board of directors and that the retirement age for the combined company board of directors be raised above 70.

In late December, Progress Energy engaged Barclays Capital as a financial advisor and to render a fairness opinion concerning the exchange ratio in the merger. Thereafter, Progress Energy provided financial information to Barclays Capital. On December 29, 2010, Duke Energy contacted Merrill Lynch, Pierce, Fenner & Smith Incorporated, referred to as BofA Merrill Lynch, in connection with engaging BofA Merrill Lynch to render a fairness opinion concerning the possible merger. Duke Energy began providing financial information to BofA Merrill Lynch on December 30, 2010, and continued providing additional financial information to BofA Merrill Lynch thereafter.

On December 30, 2010, Mr. Johnson and Mr. Rogers spoke by telephone. Mr. Rogers indicated that Duke Energy was anticipating structuring its proposal to include an exchange ratio yielding approximately a 5% premium for Progress Energy’s shareholders, without indicating a specific exchange ratio, and an 11-7 split of seats on the combined company board of directors. Mr. Johnson responded that the proposed percentage premium indicated an exchange ratio, based on current trading prices, below the range specified by the Progress Energy board of directors. He said that the proposal would therefore likely not be acceptable to Progress Energy’s board of directors but that he would report it to the Progress Energy corporate governance committee.

On December 30 and 31, 2010, Mr. Rogers reported his discussions with Mr. Johnson to each of the members of the Duke Energy corporate governance committee and obtained their input. On December 31, 2010, the Progress Energy corporate governance committee held a telephonic meeting, with representatives of Hunton & Williams participating. Mr. Johnson described for the committee his most recent discussions with Mr. Rogers. The committee directed Mr. Johnson to advise Mr. Rogers that Duke Energy’s proposal was not acceptable. Mr. Johnson relayed that message to Mr. Rogers on January 1, 2011.

On January 2, 2011, Mr. Johnson and Mr. Rogers spoke by telephone. Mr. Rogers indicated that assuming agreement on other matters, he believed Duke Energy would be prepared to agree to a board composition of 11 Duke Energy designees and seven Progress Energy designees with a retirement age of 71, and Mr. Rogers indicated that he would be prepared to recommend an exchange ratio of 2.6.

On January 3, 2011, the Progress Energy board of directors held a telephonic meeting. Mr. Johnson gave an update on his recent discussions with Mr. Rogers. Hunton & Williams then reviewed with the board the principal terms of the proposed merger agreement, a draft of which had been distributed to the board, and the status of negotiations. Also on January 3, 2011, the compensation committee of the Duke Energy board of directors held a telephonic meeting. During the meeting, the compensation committee reviewed the compensation and benefits related terms of the proposed merger agreement and the status of negotiations with respect to the open compensation and benefits-related issues of the proposed transaction, including the compensation arrangements relating to Mr. Johnson’s and Mr. Rogers’ post-closing employment with Duke Energy and the waivers (waiving the right to terminate for “good reason” upon a relocation or upon certain other changes) that would be required from Progress Energy executives in order to become executives of the combined company.

On January 4 and 5, 2011, representatives of Progress Energy and Duke Energy met in New York City to prepare for and meet with two credit rating agencies to discuss the credit profile of the combined company. Mr. Johnson met privately with Mr. Rogers on January 4, 2011 and emphasized that Duke Energy would need to offer an exchange ratio within Progress Energy’s previously described range.

On January 5, 2011, the Duke Energy board of directors held a special meeting to review the proposed transaction. Representatives of Duke Energy’s management and legal and financial advisors participated in the meeting. The representative of Wachtell Lipton discussed with the board its fiduciary duties in connection with consideration of the proposed transaction. In addition, the representative of Wachtell Lipton, together with Mr. Manly, discussed with the board the material provisions of the proposed merger agreement, a draft of which had been distributed to the board, and the proposed amendment to the amended and restated certificate of incorporation of Duke Energy effecting a 1:2 or 1:3 reverse stock split of Duke Energy’s common stock (with the ratio of the reverse stock split to be determined subsequently by the Duke Energy board after consultation with Progress Energy). Duke Energy’s management discussed the proposed transaction with the board, including the terms of the transaction and its strategic rationale, the financial metrics of the proposed transaction, the discussions earlier in the week with the ratings agencies, the completion of due diligence, required regulatory approvals, and the proposed governance and management structure of the combined company. Mr. Rogers reported that Progress Energy was requesting an exchange ratio above 2.6, within Progress Energy’s previously described range. J.P. Morgan and BofA Merrill Lynch each discussed with the board financial aspects of the proposed transaction, assuming a range of potential exchange ratios, including financial overviews of the two companies and the potential combined company. The independent directors also met in executive session to discuss the proposed term sheets with respect to Mr. Johnson’s and Mr. Rogers’ compensation as part of the combined company. The board authorized the Duke Energy management and advisors to seek to finalize the proposed transaction and agreed to meet again by conference call on January 8, 2011 if the proposed transaction were ready for final consideration by then. After the meeting concluded, Mr. Rogers and Mr. Johnson spoke by telephone and Mr. Rogers indicated that the Duke Energy board of directors was supportive of the transaction and wanted to seek final resolution of all terms.

On January 6, 2011, various news outlets began reporting on a possible transaction involving Duke Energy and Progress Energy.

On January 7, 2011, the Progress Energy board of directors held a special meeting to review the proposed transaction. Representatives of Lazard, Barclays Capital and Hunton & Williams participated in the meeting. Mr. Johnson updated the board on the most recent negotiations and reviewed the strategic rationale for, and risks associated with, the proposed transaction and the proposed governance and organizational structure of the combined company. Mrs. McKee, as chair of the Progress Energy organization and compensation committee, presented the resolution of a number of employee benefit issues, including treatment of incentive compensation awards, assumption of the Progress Energy Supplemental Executive Retirement Plan and a term sheet for Mr. Johnson concerning his employment with the combined company. Mr. McArthur updated the board members on the necessary federal and state regulatory approvals and related matters. The board also received an update on the results of the due diligence process relating to the proposed transaction. Hunton & Williams discussed with the board its fiduciary duties in connection with the proposed transaction and updated the board on the status of certain open items in the merger agreement. Mr. Mulhern described for the board the positive reaction from the credit rating agencies to the proposed transaction. Representatives of Lazard and Barclays Capital each made presentations concerning their respective financial analyses of the proposed transaction and each informed the board that on the following day they would be prepared to deliver to the board their respective opinions that an expected exchange ratio of 2.6 or higher in the merger was fair, from a financial point of view, to the Progress Energy shareholders. The board then reviewed a draft of the resolutions authorizing the transaction for the board’s consideration at its telephone meeting the next day. The board then met in executive session with representatives of Hunton & Williams to discuss matters involving the interest of the Progress Energy management team. A meeting was then scheduled for the following day to consider approving the transaction.

Later that evening, Mr. Rogers and Mr. Johnson spoke by telephone to discuss the Progress Energy board meeting. On that call, Mr. Rogers indicated that he was willing to recommend a final exchange ratio of 2.6125 to the Duke Energy board of directors and an 11-7 split of seats on the combined company board of directors with a retirement age of 71 for directors. Mr. Johnson indicated that he was also prepared to recommend these terms to the Progress Energy board of directors. Based on closing sales prices for Progress Energy common stock and Duke Energy common stock as reported by the NYSE, the 2.6125 exchange ratio represented a 7.1% premium over the closing sales price of Progress Energy common stock on January 5, 2011, the last trading day before various news outlets began reporting on a possible transaction involving Duke Energy and Progress Energy, and a 3.9% premium over the closing sales price of Progress Energy common stock on January 7, 2011.

On January 8, 2011, the Duke Energy board of directors held a special telephonic meeting to review and consider the proposed transaction. Representatives of Duke Energy’s management and legal and financial advisors participated in the meeting. The representative of Wachtell Lipton reviewed with the board its fiduciary duties in connection with consideration of the proposed transaction. Mr. Rogers advised the board that on January 7, 2011, he received a letter from the chief executive officer of Company A, which also had contacted J.P. Morgan on January 6, 2011 following market speculation regarding a possible transaction between Duke Energy and Progress Energy on January 5, 2011. The letter stated Company A’s interest in commencing discussions regarding a transaction involving Company A and Duke Energy and stated Company A’s belief that, subject to due diligence, Company A was in a position to offer Duke Energy a premium of 10%-15%. Mr. Manly provided the board with an update regarding finalization of the merger agreement with Progress Energy. Mr. Rogers reported that, following discussions between Duke Energy and Progress Energy, he and Mr. Johnson had agreed to recommend an exchange ratio of 2.6125, which Mr. Rogers viewed as the midpoint between the positions of Duke Energy and Progress Energy as of the last Duke Energy board meeting and still financially fair to, and in the best interests of, Duke Energy’s shareholders. Ms. Good discussed with the board the implied value of the proposed exchange ratio relative to the parties’ stock prices as of January 5, 2011. J.P. Morgan and BofA Merrill Lynch reviewed with the board their respective financial analyses of the 2.6125 exchange ratio and each separately rendered to the board its oral opinion, confirmed by delivery of a written opinion dated January 8, 2011, to the effect that, as of that date and based on and subject to the assumptions, procedures, qualifications and other matters set forth in such opinion, the 2.6125 exchange ratio provided for in the merger agreement was fair, from a financial point of view, to Duke Energy. The members of the board then further discussed with Duke Energy’s management and advisors the letter received from Company A, which Mr. Rogers read to the board in full, noting that the letter did not constitute a binding offer but only was an invitation to negotiate and was subject to due diligence and other conditions and uncertainties. The representative of Wachtell Lipton reviewed the provisions of the merger agreement that would permit Duke Energy to discuss and ultimately to accept an unsolicited superior competing proposal were one to be made following execution of the merger agreement, subject to payment of a termination fee if Duke Energy accepted such a proposal. The Duke Energy board considered the conditionality and other uncertainties of Company A’s invitation to negotiate, the fact that the merger agreement with Progress Energy had been fully negotiated and the potential risk of losing the transaction with Progress Energy in the event of any further delay, as well as the merger agreement provisions that would allow Duke Energy to terminate the agreement to accept a superior proposal should Company A or another party make such a proposal, and determined that the interests of Duke Energy shareholders would not be served by delaying execution of the merger agreement in order to pursue discussions with Company A. The members of the board considered and discussed these matters and the other information presented at the meeting and at prior meetings and, by unanimous vote, determined that the merger agreement was advisable and in the best interests of Duke Energy and its shareholders, approved the merger agreement and the transactions contemplated thereby and authorized management to execute the merger agreement. After conclusion of the meeting, Mr. Rogers telephoned Mr. Johnson and told him that the Duke Energy board of directors had unanimously approved the proposed transaction at an exchange ratio of 2.6125.

Later on January 8, 2011, the Progress Energy board of directors held a telephonic meeting to consider the transaction. Representatives of Lazard, Barclays Capital, and Hunton & Williams also participated. Mr. Johnson described the call he had received from Mr. Rogers, including the Duke Energy board of directors’ approval of the 2.6125 exchange ratio. Mr. Johnson also read an email he had received that morning from the chief executive officer of Company A. The email expressed Company A’s strong interest in discussing a combination between Progress Energy and Company A and Company A’s belief that Company A could offer consideration constituting a 12%-15% premium for Progress Energy shareholders without specifying what any such premium would be measured against. Based on the closing prices of Progress Energy common stock and Duke Energy common stock on the NYSE on January 5, 2011, the last trading day before various news outlets began reporting on a possible transaction between Progress Energy and Duke Energy, a premium of 12% to 15% over the price of Progress Energy common stock would have been higher than the premium represented by the 2.6125 exchange ratio under the merger agreement. The Progress Energy board of directors discussed this overture at length, noting, among other factors, that it had previously determined that a transaction with Company A did not have the same compelling strategic rationale, operational efficiencies and other potential financial benefits of the combination with Duke Energy (including the same level of dividend growth and benefits from strategic initiatives), faced greater hurdles to regulatory approval and was subject to due diligence and other conditions and uncertainties. Members of the board and representatives of the financial advisors also discussed inquiries received from Company C, a non-U.S. energy company, following reports by certain news outlets that Progress Energy was in merger discussions. The Progress Energy board of directors noted, among other issues, that the inquiries contained no substantive terms and that any transaction would encounter significant regulatory obstacles. Members of the board noted that the proposed merger agreement with Duke Energy had been fully negotiated, as contrasted to the incomplete inquiries from Company A and Company C, and that the merger agreement contained “fiduciary out” provisions that would allow the Progress Energy board of directors to consider a superior proposal. Representatives of Lazard and Barclays Capital then confirmed that each firm had delivered to the Progress Energy board of directors its opinion that, as of that date, the exchange ratio contained in the merger agreement was fair, from a financial point of view, to the Progress Energy shareholders, subject to the various provisions of their written opinions. The members of the board considered the information presented at the meeting and at prior meetings and, by unanimous vote, determined that the merger agreement was advisable and in the best interests of Progress Energy and its shareholders, approved the merger agreement and the transactions contemplated thereby and authorized management to execute the merger agreement.

After the meetings of the Progress Energy and Duke Energy boards of directors, Progress Energy and Duke Energy executed the merger agreement. In addition, Mr. Johnson and Mr. Rogers executed term sheets with Duke Energy concerning their employment, and Mr. McArthur, Mr. Mulhern, Mr. Yates, and Mr. Lyash executed waivers releasing their rights to change-in-control payments under certain circumstances. A joint press release announcing the merger was issued on January 10, 2011.

On February 22, 2011, at a regular meeting of the Duke Energy board of directors, and after prior consultation between Duke Energy and Progress Energy, the Duke Energy board resolved that 1:3 would be the ratio of the reverse stock split that would be effected immediately prior to, and conditioned upon the completion of, the merger.

Duke Energy’s Reasons for the Merger and Recommendation of Duke Energy’s Board of Directors

The Duke Energy board of directors unanimously determined that the merger agreement and transactions contemplated thereby, including the reverse stock split and the share issuance, are advisable and in the best interests of Duke Energy and its shareholders and approved the merger agreement, and unanimously recommends that Duke Energy’s shareholders vote “FOR” the approval of the reverse stock split proposal, “FOR” the approval of the share issuance proposal and “FOR” the approval of the Duke Energy adjournment proposal. For a discussion of interests of Duke Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Duke Energy’s shareholders generally, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Duke Energy in the Merger,” beginning on page 107.

In evaluating the merger agreement and the transactions contemplated thereby, the Duke Energy board of directors consulted with Duke Energy’s management and legal and financial advisors, and considered a variety of factors with respect to the merger, including those matters discussed in “—Background of the Merger.” In view of the wide variety of factors considered in connection with the merger, the Duke Energy board of directors did not consider it practical, nor did it attempt, to quantify or otherwise assign relative weight to different factors it considered in reaching its decision. In addition, individual members of the Duke Energy board of directors may have given different weight to different factors. The Duke Energy board of directors considered this information as a whole, and overall considered it to be favorable to, and in support of, its determination and recommendations.

Strategic Considerations

The Duke Energy board of directors considered a number of factors pertaining to the strategic rationale for the merger, including the following:

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Increased Scale and Scope. The Duke Energy board of directors considered that the merger will create the largest integrated utility company in the United States with assets of over $95 billion calculated on a pro forma basis as of December 31, 2010. If the merger were completed as of December 31, 2010, Duke Energy would have a regulated customer base of approximately 7.1 million electric customers in six regulated service territories (North Carolina, South Carolina, Florida, Indiana, Kentucky and Ohio) which the Duke board of directors viewed as having generally favorable regulatory environments, approximately 57 gigawatts of domestic generating capacity from a diversified mix of coal, nuclear, natural gas, oil and renewable resources, and approximately $37 billion in equity market capitalization. The Duke Energy board of directors considered that the increased scale and diversity of the combined company’s operations, compared to those of Duke Energy on a standalone basis, are expected to provide (i) increased financial stability, (ii) superior access to capital, (iii) greater ability to undertake the significant fleet and grid modernization and new generation construction programs required to respond to increasing environmental regulation, plant retirements and demand growth, (iv) greater ability to spread business strategy execution risk across a larger enterprise, (v) a stronger voice in shaping national and relevant state energy and economic development policies and (vi) additional options for future potential strategic alternatives.

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Improved Business Risk Profile. The Duke Energy board of directors considered that the combined company would be expected to have an improved business risk profile due to the increased proportion of regulated earnings and cash flows following completion of the merger. Approximately 88% of the combined company’s operating revenues on a pro forma basis would be derived from its regulated business operations, compared to approximately 79% on an actual basis for Duke Energy for the year ended December 31, 2010.

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Shared Vision. The Duke Energy board of directors considered that Duke Energy and Progress Energy share a common strategic vision for the future of the combined company as a United States focused multi-regional regulated electric utility with related non-utility activities. The Duke Energy board of directors believes this shared vision will better enable the combined company to effectively implement its business plan following completion of the merger. In particular, Duke Energy anticipates increased costs from capital expenditures and environmental compliance, and the Duke Energy board believes that the combined company will be better positioned to mitigate any resulting cost increases.

•

Capital Investment Strategy. The Duke Energy board of directors considered the benefits that are expected to result from the combined company’s future capital investment strategy which flows from the strategic vision described above and aims to (i) concentrate capital investment in the domestic regulated electric utilities, (ii) focus on earning allowed returns in each of the regulated businesses and (iii) rotate capital to businesses that earn appropriate risk-adjusted returns.

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New Nuclear Development Capability. The Duke Energy board of directors considered that the combined company is expected to be in a stronger position to build the new nuclear generating facilities that they expected southeastern utilities will need to consider undertaking with respect to the potential requirements of future carbon emission restrictions and other environmental legislation and regulation, plant retirements and demand growth. The merger will result in a combined company expected to have the scale and financing capability needed to undertake new nuclear projects. The Duke Energy board of directors also considered that execution of a new nuclear program will be facilitated by the combined company’s currently operating nuclear fleet of nine gigawatts (the largest regulated nuclear fleet in the United States), its four potential sites for new nuclear generation and three pending license applications, a larger customer base to participate in the benefits and risks of nuclear construction, and a nuclear organization with best-in-class operational, safety and construction experience.

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Complementary Geographic Coverage and Expanded Geographic Diversity. The Duke Energy board of directors considered that the combined company will have more balanced coverage throughout North Carolina and South Carolina, where Duke Energy and Progress Energy have complementary geographic coverage, and that this complementary geographic coverage should enhance the combined company’s ability to jointly dispatch its Carolinas-based generation plants, and its ability to efficiently purchase fuel and other supplies. In addition, Duke Energy sees value and potential in Progress Energy’s operations in Florida, which would also add geographic diversity to the company’s operations.

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Combined Expertise. The Duke Energy board of directors considered that the merger will combine complementary areas of expertise, particularly among senior management of each company. The combined company is expected to be able to draw upon the intellectual capital, technical expertise and experience of a deeper and more diverse workforce.

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Impact on Customers. The Duke Energy board of directors considered that the merger would have a favorable impact on Duke Energy’s customers. Specifically, the merger should benefit customers through operating efficiencies over time. Customers in North Carolina and South Carolina are expected to benefit from fuel and joint dispatch efficiencies, which Duke Energy expects to help mitigate its need for future rate increases as Duke Energy meets its capital expenditure needs in response to increased electric demand, environmental regulation and requirements for increased efficiency in its generation fleet and its transmission and distribution systems. The combined company’s customers should also benefit from each company’s commitment to customer service and the delivery of clean, affordable and reliable energy.

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Alternatives to the Merger. The Duke Energy board of directors considered alternatives to the merger, including continuing to operate as a stand-alone entity. See “Background of the Merger” beginning on page 46.

Financial Considerations

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Cost Savings and Efficiencies. The Duke Energy board of directors considered the significant benefits that it expects customers in North Carolina and South Carolina will receive as a result of joint system dispatch and fuel purchase savings through the coordinated operation of the contiguous and interconnected Progress Energy Carolinas and Duke Energy Carolinas systems, and that these benefits should make regulatory approval in North Carolina and South Carolina easier to obtain than would be the case for other potential strategic combinations. Duke Energy estimates these benefits to customers of the combined company to be in the range of $600-$800 million over a five-year period. In addition to these joint dispatch and fuel cost savings, the Duke Energy board of directors considered that, although no assurance can be given that any particular level of cost efficiencies will be achieved, management believes significant additional net efficiencies will be realized from corporate activities, the regulated utilities and the unregulated businesses of the combined company. The Duke Energy board of directors considered that the savings realized in the regulated businesses should benefit the combined company’s customers over time through normal rate-making proceedings, and mitigate anticipated rate increases required due to the costs of new generation and compliance with environmental regulations.

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Share Price. The Duke Energy board of directors considered the historical stock prices of Duke Energy and Progress Energy, including that the exchange ratio for Progress Energy’s shareholders represented a 3.9% premium over the closing price of Progress Energy’s common stock on January 7, 2011, the last trading day before the date on which the Duke Energy board of directors authorized Duke Energy’s entry into the merger agreement, and a 7.1% premium over the closing price of Progress Energy’s common stock on January 5, 2011, the last trading day before various news outlets began reporting on a possible transaction involving Duke Energy and Progress Energy.

•

Earnings, Cash Flow, Balance Sheet and Dividend Impact. The Duke Energy board of directors considered the earnings, cash flow, balance sheet and dividend impact of the merger. The Duke Energy board of directors also considered historical financial performance of Progress Energy as well as historical stock market information. The Duke Energy board of directors noted that the merger is expected to be accretive to earnings per share in the first year post-merger after factoring in synergies and excluding costs to achieve synergies and other one-time costs related to the merger. The Duke Energy board of directors further considered the impact on cash flow resulting from the merger and also noted the impact on the balance sheet. The Duke Energy board of directors further considered that Duke Energy’s annual dividend would be supported following completion of the merger by what is expected to be a strong regulated earnings base. The Duke Energy board of directors also took note of Duke Energy’s and Progress Energy’s 84- and 65-year histories, respectively, of consecutive quarterly cash dividend payments.

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Impact on Credit Profile and Liquidity. The Duke Energy board of directors considered its commitment to Duke Energy’s credit ratings, the anticipated lower overall risk profile resulting from the increased proportion of regulated earnings and cash flows of the combined company, its strong balance sheet and the expectation of the Duke Energy board of directors that Duke Energy will continue to have broad and reliable access to the capital markets and other sources of liquidity following completion of the merger.

Other Considerations

•	Recommendation of Management. The Duke Energy board of directors considered the recommendation of Duke Energy management in support of the merger.

•

Due Diligence. The Duke Energy board of directors considered the scope of the due diligence investigation conducted by Duke Energy’s management and outside advisors and evaluated the results of that investigation.

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Opinions of Financial Advisors to Duke Energy. The Duke Energy board of directors considered the opinion of J.P. Morgan, a financial advisor to Duke Energy, dated January 8, 2011, rendered to the Duke Energy board of directors as to the fairness, from a financial point of view and as of such date, to Duke Energy of the 2.6125 exchange ratio provided for in the merger agreement (before adjustment to reflect the reverse stock split), as more fully described in this document under the heading “—Opinions of Financial Advisors to Duke Energy—Opinion of J.P. Morgan Securities LLC,” beginning on page 65. The Duke Energy board of directors also considered the opinion of BofA Merrill Lynch, a financial advisor to Duke Energy, dated January 8, 2011, provided to Duke Energy’s board of directors as to the fairness, from a financial point of view as of such date, to Duke Energy of the exchange ratio provided for in the merger agreement. See “—Opinions of Financial Advisors to Duke Energy—Opinion of BofA Merrill Lynch,” beginning on page 71. The Duke Energy board of directors also considered that the financial advisors’ opinions speak only as of January 8, 2011, and that the receipt of updated opinions is not a condition to Duke Energy’s obligation to complete the merger.

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Terms of the Merger Agreement. The Duke Energy board of directors reviewed and considered the terms of the merger agreement, including the degree of mutuality and symmetry of representations, obligations and rights of the parties under the merger agreement, the conditions to each party’s obligation to complete the merger, the circumstances in which each party is permitted to terminate the merger agreement and the related termination fees payable by each party in the event of termination of the merger agreement under specified circumstances. See “The Merger Agreement” beginning on page 126 for a detailed discussion of the terms and conditions of the merger agreement.

•

Likelihood of Completion of the Merger. The Duke Energy board of directors considered the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive approvals from both companies’ shareholders and all necessary regulatory approvals without unacceptable conditions.

•	Impact of the Merger on Communities. The Duke Energy board of directors considered the expected impact of the merger on the communities served by Duke Energy.

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Corporate Governance. The Duke Energy board of directors considered that upon completion of the merger, the Duke Energy board of directors would be composed of 11 directors designated by Duke Energy and seven directors designated by Progress Energy, that the lead director would be designated by Duke Energy, that the chairs of the audit committee and compensation committee of the board of directors would be designated by Progress Energy and that the chairs of the remaining board committees would be designated by Duke Energy.

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Employment Matters. The Duke Energy board of directors considered the provisions of the term sheet governing the proposed amendment to Mr. Rogers’ employment agreement with Duke Energy, the term sheet governing the employment agreement that Mr. Johnson is expected to enter into with Duke Energy and the waivers that certain members of Progress Energy’s senior management team executed in connection with the execution of the merger agreement.

Potential Risks of the Merger

The Duke Energy board of directors also considered potential risks of the merger, including the factors discussed below.

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Exchange Ratio. The Duke Energy board of directors considered that the exchange ratio would not adjust downwards to compensate for any potential declines in the price of Progress Energy common stock prior to the completion of the merger, and that the terms of the merger agreement would not include termination rights triggered expressly by a decrease in value of Progress Energy due to a decline in the market price of Progress Energy’s common stock. The Duke Energy board of directors determined that this structure was appropriate and the risk acceptable in view of the Duke Energy board of directors’ focus on the relative intrinsic values and financial performance of Duke Energy and Progress Energy and the percentage of the combined company to be owned by holders of Duke Energy common stock prior to the completion of the merger, and the inclusion in the merger agreement of other structural protections such as the ability of Duke Energy to terminate the merger agreement in the event of a material adverse change in Progress Energy’s business.

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Progress Energy Business Risks. The Duke Energy board of directors considered certain risks inherent in Progress Energy’s business and operations, including risks relating to future rates and returns associated with Progress Energy’s business operations, risks associated with Progress Energy’s proposed nuclear plant in Levy County, Florida, the status of Progress Energy’s Crystal River 3 nuclear unit repair and other contingent liabilities. Taking into account input from management and outside advisors regarding the due diligence process, the Duke Energy board of directors believed that these risks were manageable as part of the ongoing business of the combined company. In considering these risks, the Duke Energy board of directors also considered certain structural protections in the merger agreement such as (i) the ability of the Duke Energy board of directors to change its recommendation because of the occurrence prior to the Duke Energy shareholder vote on the merger of adverse circumstances affecting Progress Energy if to not do so would be reasonably likely to result in a breach of the Duke Energy directors’ fiduciary duties and (ii) that Duke Energy’s obligation to complete the merger would be conditioned on there not having occurred, since December 31, 2009, any change, event, occurrence or development, other than certain disclosed matters, having a “material adverse effect” with respect to Progress Energy . The Duke Energy board also considered that either Duke Energy or Progress Energy generally would have the right to terminate the merger agreement if the parties have not completed the merger 12 months after signing of the merger agreement, which date either party can extend to 18 months under certain circumstances.

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Regulatory Approvals. The Duke Energy board of directors considered the regulatory approvals required to complete the merger and the risk that the applicable governmental authorities and other third parties may seek to impose unfavorable terms or conditions on the required approvals. The Duke Energy board of directors also considered the potential length of the regulatory approval process and the risk of a required government approval imposing a condition that constitutes a “burdensome effect,” which would allow either Duke Energy or Progress Energy to decide not to close the transaction. In this regard, the Duke Energy board of directors considered the level of materiality required for a condition in a regulatory approval to constitute a burdensome effect. See the section entitled, “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 129 for a description of these matters.

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Failure to Close. The Duke Energy board of directors considered the risks and contingencies relating to the announcement and pendency of the merger and the risks and costs to Duke Energy if the closing of the merger is not timely, or if the merger does not close at all, including the potential impact on Duke Energy’s relationships with employees and third parties.

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Restrictions on Interim Operations. The Duke Energy board of directors considered the provisions of the merger agreement placing restrictions on Duke Energy’s operations until completion of the merger, and the extent of those restrictions as negotiated between the parties.

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Diversion of Focus. The Duke Energy board of directors considered the risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the merger.

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Governance Arrangements. The Duke Energy board of directors considered the possibility that one or more of the senior executive officers for the combined company named in the merger agreement might be unable or unwilling to serve, and the effect such an occurrence might have on the prospects for effective execution of the combined company’s strategic plan.

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Termination Fee and Reimbursement Provisions. The Duke Energy board of directors considered the provisions of the merger agreement relating to the potential payment of a termination fee of $675 million or expenses of $30 million to Progress Energy under certain circumstances. For further information, see “The Merger Agreement—Termination Fees; Reimbursement of Expenses,” beginning on page 132 of this document.

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Transaction Costs. The Duke Energy board of directors considered the substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses of Duke Energy and Progress Energy and the transaction expenses arising from the merger.

•	Integration. The Duke Energy board of directors evaluated the challenges inherent in the combination of two business enterprises of the size and scope of Duke Energy and Progress Energy, including the possibility the anticipated cost savings and synergies and other benefits sought to be obtained from the merger might not be achieved in the time frame contemplated or at all.

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Personnel. The Duke Energy board of directors considered the potentially adverse impact that business uncertainty pending completion of the merger could have on the ability to attract, retain and motivate key personnel until the merger is completed. The Duke Energy board of directors also considered the level and impact of reductions in headcount as a means to achieve transaction-related synergies.

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Interests of Directors and Officers. The Duke Energy board of directors considered the interests that certain executive officers and directors of Duke Energy may have with respect to the merger in addition to their interests as shareholders of Duke Energy, including the Duke Energy officers who have been named to serve as members of the senior management team of the combined company. See “Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Duke Energy in the Merger” beginning on page 107 for further information.

•	Other Risks Considered. The Duke Energy board of directors considered the types and nature of the risks described under the section entitled, “Risk Factors” beginning on page 20.

The Duke Energy board of directors believes that, overall, the potential benefits of the merger to Duke Energy and Duke Energy’s shareholders outweighed the risks considered by the Duke Energy board of directors.

The Duke Energy board of directors understood that there can be no assurance of future results, including results considered or expected as described in the factors listed above. It should be noted that this discussion of the Duke Energy board of directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 18 of this document. Additionally, see “Unaudited Financial Forecasts,” beginning on page 155 for information regarding the preparation of prospective financial information.

Opinions of Financial Advisors to Duke Energy

Opinion of J.P. Morgan Securities LLC

In connection with the merger, Duke Energy retained J.P. Morgan to act as Duke Energy’s financial advisor. At a meeting of the Duke Energy board of directors held on January 8, 2011 at which the merger was approved, J.P. Morgan rendered to the Duke Energy board of directors an oral opinion, confirmed by delivery of a written opinion dated January 8, 2011, to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the 2.6125 exchange ratio provided for in the merger agreement was fair, from a financial point of view, to Duke Energy. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The full text of the written opinion of J.P. Morgan dated January 8, 2011, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the opinion and the review undertaken by J.P. Morgan in connection with rendering its opinion, is attached as Annex B to this document and is incorporated herein by reference. J.P. Morgan’s written opinion was provided to the Duke Energy board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the exchange ratio. J.P. Morgan’s opinion was limited to the fairness, from a financial point of view, to Duke Energy of the exchange ratio in the merger and J.P. Morgan expressed no opinion as to the fairness of the merger to, or any consideration to be received by, the holders of any class of securities, creditors or other constituencies of Duke Energy or as to the underlying decision by Duke Energy to engage in the merger. The opinion does not constitute a recommendation to any shareholder as to how any shareholder should vote with respect to the merger or any other matter. The summary of the opinion of J.P. Morgan set forth in this document is qualified in its entirety by reference to the full text of such opinion.

In connection with preparing its opinion, J.P. Morgan:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning Progress Energy and Duke Energy and the industries in which they operate;

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compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies that J.P. Morgan deemed relevant and the consideration paid for such companies;

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compared the financial and operating performance of Progress Energy and Duke Energy with publicly available information concerning certain other companies that J.P. Morgan deemed relevant and reviewed the current and historical market prices of Progress Energy common stock and Duke Energy common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts relating to Progress Energy’s business, including as to certain synthetic fuels tax credits, prepared by Progress Energy’s management (as adjusted and extended by Duke Energy’s management) and certain internal financial analyses and forecasts relating to Duke Energy’s business prepared by Duke Energy’s management, as well as financial analyses and forecasts prepared by or at the direction of Duke Energy and Progress Energy (as adjusted by Duke Energy’s management) regarding the estimated amount and timing of the cost savings and related expenses and financial efficiencies expected to result from the merger, referred to collectively as the efficiencies; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the managements of Progress Energy and Duke Energy with respect to certain aspects of the merger, and the past and current business operations of Progress Energy and Duke Energy, the financial condition and future prospects and operations of Progress Energy and Duke Energy, the effects of the merger on the financial condition and future prospects of Progress Energy and Duke Energy, and certain other matters that J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Progress Energy or Duke Energy or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify, nor did J.P. Morgan assume responsibility or liability for independently verifying, any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, contingent or otherwise, nor did J.P. Morgan evaluate the solvency of Progress Energy or Duke Energy under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the efficiencies, J.P. Morgan assumed that they were reasonably prepared based on assumptions that reflected the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Progress Energy and Duke Energy to which such analyses or forecasts relate and other matters covered thereby. J.P. Morgan expressed no view as to such analyses or forecasts, including the efficiencies, or the assumptions on which they were based, including assumptions as to the timing and likely outcome of pending and future rate cases and other regulatory proceedings. J.P. Morgan also assumed that the merger would qualify as a tax-free reorganization for United States federal income tax purposes and would be completed as described in the merger agreement. J.P. Morgan further assumed that the representations and warranties made by Progress Energy, Duke Energy and Diamond Acquisition Corporation in the merger agreement and any related agreements were and would be true and correct in all respects material to J.P. Morgan’s analysis and opinion. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Duke Energy with respect to such issues. In addition, J.P. Morgan assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the merger would be obtained without any adverse effect on Progress Energy, Duke Energy or the contemplated benefits of the merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons, relative to the exchange ratio in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the prices at which Progress Energy common stock or Duke Energy common stock would trade at any future time. Except as described in this summary, Duke Energy imposed no other instructions or limitations on J.P. Morgan with respect to the investigations made or the procedures followed by it in rendering its opinion.

The terms of the merger agreement, including the consideration to be paid by Duke Energy in the merger, were determined through negotiation between Duke Energy and Progress Energy, and the decision to enter into the merger agreement was solely that of the board of directors of Duke Energy. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by Duke Energy’s board in its evaluation of the merger and should not be viewed as determinative of the views of Duke Energy’s board of directors or management with respect to the merger or the merger consideration, the value of Progress Energy or Duke Energy or whether the Duke Energy board of directors would have been willing to agree to different or other forms of consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in connection with its opinion. The following is a summary of the material financial analyses used by J.P. Morgan in connection with providing its opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the financial analyses, the tables should be read together with the text of each summary. Considering the data set forth in the tables without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. For purposes of J.P. Morgan’s financial analyses summarized below, the merger exchange ratio refers to the 2.6125 exchange ratio provided for in the merger agreement before adjustment for the Duke Energy reverse stock split expected to occur prior to the completion of the merger.

Progress Energy and Duke Energy Trading Multiples Analyses. J.P. Morgan performed separate trading multiples analyses of Progress Energy and Duke Energy in which J.P. Morgan compared the financial and operating performance of Progress Energy and Duke Energy with each other and the following seven publicly-traded regulated utilities, referred to as the selected companies:

•	American Electric Power Company, Inc.

•	Dominion Resources, Inc.

•	DTE Energy Company

•	PG&E Corporation

•	The Southern Company

•	Wisconsin Energy Corporation

•	Xcel Energy Inc.

J.P. Morgan reviewed, among other information, each company’s per share equity value as a multiple of calendar years 2011, 2012 and 2013 estimated earnings per share, or EPS. J.P. Morgan also reviewed each company’s firm value as a multiple of calendar years 2011, 2012 and 2013 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA. For purposes of these analyses, equity values were calculated based on closing stock prices on January 5, 2011, the last trading day before various news outlets began reporting on a possible transaction involving Duke Energy and Progress Energy, and firm values were calculated as market values, based on closing stock prices on January 5, 2011, plus total debt, preferred stock, capital leases and minority interest, less cash and cash equivalents.

Progress Energy. With respect to its trading multiples analysis of Progress Energy, J.P. Morgan applied selected ranges of calendar years 2011, 2012 and 2013 estimated EPS and EBITDA multiples derived from Duke Energy and the selected companies to corresponding data of Progress Energy based on internal estimates of Progress Energy’s management as adjusted by Duke Energy’s management and Progress Energy’s public filings. Estimated financial data of Duke Energy and the selected companies were based on publicly available Wall Street research analysts’ estimates. This analysis implied per share equity value reference ranges for Progress Energy based on calendar years 2011, 2012 and 2013 estimated EPS of approximately $40.40 to $46.50, $39.80 to $46.10 and $39.10 to $45.50, respectively. This analysis also implied per share equity value reference ranges for Progress Energy based on calendar years 2011, 2012 and 2013 estimated EBITDA of approximately $33.30 to $43.30, $34.30 to $44.80 and $39.80 to $51.80, respectively.

Duke Energy. With respect to its trading multiples analysis of Duke Energy, J.P. Morgan applied selected ranges of calendar years 2011, 2012 and 2013 estimated EPS and EBITDA multiples derived from Progress Energy and the selected companies to corresponding data of Duke Energy based on internal estimates of Duke Energy’s management and Duke Energy’s public filings. Estimated financial data of Progress Energy and the selected companies were based on publicly available Wall Street research analysts’ estimates. This analysis implied per share equity value reference ranges for Duke Energy based on calendar years 2011, 2012 and 2013 estimated EPS of approximately $16.90 to $19.60, $16.20 to $18.90 and $16.40 to $19.30, respectively. This analysis also implied per share equity value reference ranges for Duke Energy based on calendar years 2011, 2012 and 2013 estimated EBITDA of approximately $15.90 to $19.80, $16.80 to $21.00 and $17.90 to $22.50, respectively.

Based on the implied per share equity value reference ranges for Progress Energy and Duke Energy described above, these analyses indicated the following implied exchange ratio reference ranges, as compared to the 2.6125 exchange ratio provided for in the merger agreement:

	Implied Exchange Ratio Reference Ranges Based on:			Merger Exchange Ratio
	Calendar Year 2011	Calendar Year 2012	Calendar Year 2013
Estimated EPS	2.060x – 2.750x	2.110x – 2.840x	2.030x – 2.770x	2.6125x
Estimated EBITDA	1.680x – 2.720x	1.640x – 2.660x	1.770x – 2.900x

Progress Energy and Duke Energy Discounted Cash Flow Analyses. J.P. Morgan performed separate discounted cash flow analyses of Progress Energy and Duke Energy to estimate the present value of the unlevered free cash flows that Progress Energy and Duke Energy were projected to generate on a standalone basis for fiscal years 2011 through 2015 based on, in the case of Progress Energy, internal estimates of Progress Energy’s management as extended and adjusted by Duke Energy’s management and, in the case of Duke Energy, internal estimates of Duke Energy’s management. J.P. Morgan also calculated a range of terminal values for Progress Energy and Duke Energy by applying a selected range of terminal growth rates of 2.0% to 2.5% to Progress Energy’s and Duke Energy’s respective fiscal year 2015 estimated cash flows. The unlevered free cash flows and ranges of terminal values were then discounted to present value as of December 31, 2010 using the midpoint of a discount rate range of 5.25% to 5.75%. These analyses implied a per share equity value reference range for Progress Energy of approximately $41.60 to $54.60 and a per share equity value reference range for Duke Energy of approximately $15.80 to $20.80. Based on the implied per share equity value reference ranges for Progress Energy and Duke Energy described above, these analyses indicated the following implied exchange ratio reference range, as compared to the 2.6125 exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Merger Exchange Ratio
2.000x – 3.460x	2.6125x

Potential Pro Forma Value Creation. J.P. Morgan also considered the potential value creation of the merger for Duke Energy based on a comparison of the equity value implied for Duke Energy on a standalone basis and the potential pro forma equity value of the combined company. For illustrative purposes, J.P. Morgan calculated a standalone value for Duke Energy utilizing the midpoint of the equity value reference range implied from the discounted cash flow analysis of Duke Energy described above. J.P. Morgan then added to such implied equity value the midpoint of the equity value reference range implied from the discounted cash flow analysis of Progress Energy described above and the midpoint of the net present value reference range (as of December 31, 2010) of potential efficiencies expected to result from the merger, net of transaction fees and expenses estimated by Duke Energy’s management. J.P. Morgan then calculated the value attributable to Duke Energy’s proportionate interest in the resulting implied equity value of the pro forma combined company based on the equity ownership percentage of Duke Energy shareholders in the combined company implied by the 2.6125 exchange ratio provided for in the merger agreement. This analysis indicated a potential pro forma value creation for Duke Energy of approximately 1.3%, before taking into account potential benefits of the merger other than the net efficiencies referred to above, including potential benefits from pro forma trading multiple expansion and a lower cost of capital.

Other Information. J.P. Morgan also reviewed for informational purposes, among other things, the following:

•

latest 12 months net income and EBITDA multiples paid in selected pending and/or completed precedent transactions involving regulated utilities which, when applying a selected range of such multiples to Progress Energy’s latest 12 months EPS and EBITDA (as of December 31, 2010 based on internal estimates of Progress Energy’s management and Progress Energy’s public filings), indicated implied per share equity reference ranges for Progress Energy of approximately $55.30 to $65.90 and $51.10 to $66.30, respectively;

•

historical trading prices during the 12-month period ended January 5, 2011, the last trading day before various news outlets began reporting on a possible transaction involving Duke Energy and Progress Energy, of Progress Energy common stock and Duke Energy common stock of $37.04 to $45.61 per share and $15.47 to $18.60 per share, respectively, implied exchange ratio reference ranges derived from the high and low closing prices of Progress Energy common stock and Duke Energy common stock during such period of 2.270x to 2.565x and implied exchange ratio reference ranges derived from the high and low volume weighted average prices of Progress Energy common stock and Duke Energy common stock during various periods of 2.420x to 2.480x;

•	Wall Street analysts’ price targets for Progress Energy common stock and Duke Energy common stock of $41.00 to $47.00 per share and $16.50 to $21.00 per share, respectively;

•

unaffected trading day premiums paid over various periods in selected transactions which, when applying a selected range of such premiums to the closing price of Progress Energy common stock on January 5, 2011, indicated an implied per share equity reference range for Progress Energy of approximately $47.70 to $54.20; and

•

potential pro forma financial effects of the merger after taking into account potential efficiencies expected to result from the merger on, among other things, Duke Energy’s calendar years 2012 through 2014 standalone estimated EPS relative to the combined company’s estimated EPS during those calendar years utilizing internal estimates of Duke Energy’s management with respect to Duke Energy and internal estimates of Progress Energy’s management as adjusted by Duke Energy’s management with respect to Progress Energy, noting that, based on the 2.6125 exchange ratio provided for in the merger agreement, the merger could be accretive relative to Duke Energy’s standalone estimated EPS (as adjusted for certain one-time nonrecurring items) during such period.

Miscellaneous

The summary above of certain financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions thereof, or focusing on information in tabular format, without considering all of its analyses and the narrative description of the analyses, could create an incomplete view of the processes underlying its analyses and opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the results of all of its analyses as a whole and made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Analyses based on forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties. Accordingly, forecasts and analyses used or performed by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Progress Energy or Duke Energy, and none of the selected transactions reviewed as described in the above summary is identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of Progress Energy and Duke Energy. The transactions selected were similarly chosen for their participants, size and other factors that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Progress Energy and Duke Energy and the transactions compared to the merger.

As part of its investment banking and financial advisory business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected by Duke Energy as its financial advisor with respect to the merger on the basis of such experience and its qualifications and reputation in connection with mergers and acquisitions.

J.P. Morgan has acted as financial advisor to Duke Energy with respect to the merger and will receive an aggregate fee of up to $30.0 million for its services, of which $2.3 million was payable upon delivery of its opinion, $9.2 million will become payable if the matters submitted to Duke Energy shareholders in connection with the proposed merger are approved, $11.5 million will become payable if the proposed merger is completed and, at Duke Energy’s discretion, up to an additional $7.0 million may be paid upon completion of the merger. In addition, Duke Energy has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and to indemnify J.P. Morgan and its affiliates for certain liabilities arising out of its engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Duke Energy, Progress Energy and/or their respective affiliates for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included acting as (i) joint book-runner of certain offerings of debt securities by Duke Energy in August and January 2009, (ii) manager of an offering of bonds by an affiliate of Duke Energy in June 2010 and (iii) joint book-runner of an offering of common stock by Progress Energy in January 2009. In addition, J.P. Morgan’s commercial banking affiliate is a lender under certain outstanding credit facilities of Duke Energy and Progress Energy and also provides treasury, cash management and related services to each of Duke Energy and Progress Energy, for which it receives customary compensation or other financial benefits. Duke Energy and its affiliates paid aggregate fees of approximately $16 million to J.P. Morgan and its affiliates for commercial and investment banking services during the two years preceding the date of J.P. Morgan’s opinion. In addition, one of J.P. Morgan’s employees is a member of the board of directors of Progress Energy. In the ordinary course of business, J.P. Morgan and its affiliates may actively trade, for their own account or for the accounts of customers, in the debt and equity securities of Duke Energy, Progress Energy and their respective affiliates and, accordingly, may at any time hold long or short positions in such securities.

Opinion of BofA Merrill Lynch

Duke Energy has retained BofA Merrill Lynch to act as financial advisor to its board of directors in connection with the merger solely to render an opinion as to the fairness, from a financial point of view, to Duke Energy of the exchange ratio provided for in the merger agreement. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Duke Energy selected BofA Merrill Lynch to act as financial advisor in connection with the merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Duke Energy and its business.

On January 8, 2011, at a meeting of the Duke Energy board of directors, BofA Merrill Lynch delivered to the Duke Energy board of directors an opinion to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to Duke Energy.

The full text of BofA Merrill Lynch’s written opinion to the Duke Energy board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Duke Energy board of directors for the benefit and use of the Duke Energy board of directors in connection with and for purposes of its evaluation of the exchange ratio from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and does not constitute a recommendation as to how any Duke Energy shareholder should vote or act in connection with the merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to Progress Energy and Duke Energy;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Progress Energy furnished to or discussed with BofA Merrill Lynch by the management of Progress Energy, including certain financial forecasts relating to Progress Energy prepared by the management of Progress Energy, or the Progress Energy management case;

•

reviewed an alternative version of the Progress Energy management case as adjusted and extended by the management of Duke Energy, or the adjusted Progress Energy management case, and discussed with the management of Duke Energy its assessments as to the relative likelihood of achieving the future financial results reflected in the Progress Energy management case and the adjusted Progress Energy management case;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Duke Energy furnished to or discussed with BofA Merrill Lynch by the management of Duke Energy, including certain financial forecasts relating to Duke Energy prepared by the management of Duke Energy, or the Duke Energy management case;

•

reviewed certain estimates as to the amount and timing of certain efficiencies anticipated by the management of Duke Energy to result from the merger and to be retained by Duke Energy, or the retained efficiencies;

•

discussed the past and current business, operations, financial condition and prospects of Progress Energy with members of the senior managements of Progress Energy and Duke Energy, and discussed the past and current business, operations, financial condition and prospects of Duke Energy with members of senior management of Duke Energy;

•	reviewed the potential pro forma financial impact of the merger on the future financial performance of Duke Energy, including the potential effect on Duke Energy’s estimated earnings per share;

•

reviewed the trading histories for the Progress Energy common stock and the Duke Energy common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of Progress Energy and Duke Energy with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed the relative financial contributions of Progress Energy and Duke Energy to the future financial performance of the combined company on a pro forma basis;

•	reviewed the merger agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Duke Energy and Progress Energy that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Progress Energy management case, BofA Merrill Lynch was advised by Progress Energy, and assumed, with the consent of Duke Energy, that it was reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Progress Energy as to the future financial performance of Progress Energy. With respect to the adjusted Progress Energy management case, the Duke Energy management case and the retained efficiencies, BofA Merrill Lynch assumed, at the direction of Duke Energy, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Duke Energy as to the future financial performance of Progress Energy and Duke Energy and the other matters covered thereby and, based on the assessments of the management of Duke Energy as to the relative likelihood of achieving the future financial results reflected in the Progress Energy management case and the adjusted Progress Energy management case, BofA Merrill Lynch relied, at the direction of Duke Energy, on the adjusted Progress Energy management case. BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Progress Energy or Duke Energy, nor did it make any physical inspection of the properties or assets of Progress Energy or Duke Energy. BofA Merrill Lynch did not evaluate the solvency or fair value of Progress Energy or Duke Energy under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Duke Energy, that the merger would be completed in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Progress Energy, Duke Energy or the contemplated benefits of the merger. BofA Merrill Lynch also assumed, at the direction of Duke Energy, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the merger (other than the exchange ratio to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger. BofA Merrill Lynch was not requested to, and did not, participate in the negotiation of the terms of the merger, nor was BofA Merrill Lynch requested to, and BofA Merrill Lynch did not, provide any advice or services in connection with the merger other than the delivery of its opinion. BofA Merrill Lynch expressed no view or opinion as to any such matters. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, to Duke Energy of the exchange ratio provided for in the merger agreement and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the exchange ratio. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Duke Energy or in which Duke Energy might engage or as to the underlying business decision of Duke Energy to proceed with or effect the merger. BofA Merrill Lynch expressed no opinion as to what the value of the Duke Energy common stock actually would be when issued or the prices at which the Duke Energy common stock or the Progress Energy common stock would trade at any time, including following announcement or completion of the merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the merger or any related matter. Except as described above, neither Duke Energy nor the Duke Energy board of directors imposed other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, January 8, 2011, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Duke Energy board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch. For purposes of BofA Merrill Lynch’s financial analyses summarized below, the exchange ratio refers to the exchange ratio of 2.6125 shares of Duke Energy common stock for each share of Progress Energy common stock provided for in the merger agreement before adjustment for the Duke Energy reverse stock split expected to occur prior to the completion of the merger.

Summary of Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch performed a selected publicly traded companies analysis of each of Progress Energy and Duke Energy in which BofA Merrill Lynch reviewed publicly available financial and stock market information for each of Progress Energy and Duke Energy and the following publicly traded companies in the energy generation, transmission and distribution industry, which are referred to as the Progress Energy selected companies and the Duke Energy selected companies, respectively:

Progress Energy selected companies:

•	Duke Energy;

•	Great Plains Energy Incorporated;

•	PG&E Corporation;

•	SCANA Corporation;

•	The Southern Company;

•	Wisconsin Energy Corporation; and

•	Xcel Energy Inc.

Duke Energy selected companies:

•	American Electric Power Company, Inc.;

•	Dominion Resources, Inc.;

•	PG&E Corporation;

•	Progress Energy; and

•	Xcel Energy Inc.

Progress Energy. BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing stock prices on December 31, 2010, of the Progress Energy selected companies as a multiple of calendar years 2011 and 2012 estimated earnings per share, or EPS. BofA Merrill Lynch also reviewed enterprise values of the Progress Energy selected companies, calculated as per share equity values based on closing stock prices as of December 31, 2010, plus indebtedness, preferred stock and minority interests and less cash and cash equivalents and securitized indebtedness, as a multiple of calendar years 2011 and 2012 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted to account for principal and interest associated with securitized indebtedness as a reduction to EBITDA, or adjusted EBITDA.

BofA Merrill Lynch then applied the following multiple ranges derived from the Progress Energy selected companies to corresponding estimated EPS and EBITDA of Progress Energy based on the adjusted Progress Energy management case and consensus estimates of recently released research analysts’ reports on Progress Energy, or the Progress Energy Wall Street forecasts:

Progress Energy Reference Ranges

Benchmark	Reference Ranges
Price/2011E EPS	12.5x - 15.0x
Price/2012E EPS	11.5x - 14.0x
Enterprise Value/2011E Adjusted EBITDA	7.5x - 9.0x
Enterprise Value/2012E Adjusted EBITDA	7.0x - 8.5x

Estimated financial data of the Progress Energy selected companies were based on publicly available consensus estimates of research analysts’ reports. The value of Progress Energy’s estimated synthetic fuel tax credits for calendar years 2011 to 2016 was separately calculated on a present value basis as of December 31, 2010 using discount rates ranging from 5.25% to 6.00% based upon both the Progress Energy Wall Street forecasts and the adjusted Progress Energy management case, with a midpoint in an amount equal to approximately $1.42 per share of Progress Energy common stock for the Progress Energy Wall Street forecasts and approximately $2.41 per share of Progress Energy common stock for the adjusted Progress Energy management case, respectively. This analysis indicated the following implied per share equity value reference ranges for Progress Energy

(rounded to the nearest $0.25, except at the top end of each range where implied values include the present value of Progress Energy’s estimated future synthetic fuel tax credits calculated as described above):

Progress Energy Implied per Share Equity Value Reference Ranges

Benchmark	Progress Energy Wall Street Forecasts	Adjusted Progress Energy Mgmt. Case
Price/2011E EPS	$39.25 - $48.42	$38.50 - $48.41
Price/2012E EPS	$37.25 - $46.92	$36.75 - $47.16
Enterprise Value/2011E Adjusted EBITDA	$36.25 - $53.17	$33.50 - $50.91
Enterprise Value/2012E Adjusted EBITDA	$30.50 - $47.17	$32.00 - $50.16

Duke Energy. BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing stock prices on December 31, 2010, of the Duke Energy selected companies as a multiple of calendar years 2011 and 2012 estimated adjusted EPS. BofA Merrill Lynch also reviewed enterprise values of the Duke Energy selected companies as a multiple of calendar years 2011 and 2012 estimated adjusted EBITDA.

BofA Merrill Lynch then applied the following multiple ranges derived from the Duke Energy selected companies to corresponding estimated EPS and EBITDA of Duke Energy based on the Duke Energy management case, which, together with the adjusted Progress Energy management case, are referred to in this document as the management forecasts, and consensus estimates of recently released research analysts’ reports on Duke Energy, or the Duke Energy Wall Street forecasts, which together with the Progress Energy Wall Street forecasts, are referred to in this document as the Wall Street forecasts:

Duke Energy Reference Ranges

Benchmark	Reference Ranges
Price/2011E Adjusted EPS	12.5x - 14.0x
Price/2012E Adjusted EPS	11.5x - 13.0x
Enterprise Value/2011E Adjusted EBITDA	7.5x - 8.5x
Enterprise Value/2012E Adjusted EBITDA	7.0x - 8.0x

Estimated financial data of the Duke Energy selected companies were based on publicly available consensus estimates of research analysts’ reports. This analysis indicated the following implied per share equity value reference ranges for Duke Energy (rounded to the nearest $0.25):

Duke Energy Implied per Share Equity Value Reference Ranges

Benchmark	Duke Energy Wall Street Forecasts	Duke Energy Management Case
Price/2011E Adjusted EPS	$16.75 - $18.75	$17.00 - $19.00
Price/2012E Adjusted EPS	$16.00 - $18.25	$15.50 - $17.50
Enterprise Value/2011E Adjusted EBITDA	$16.50 - $20.50	$17.00 - $20.75
Enterprise Value/2012E Adjusted EBITDA	$16.25 - $20.25	$16.75 - $21.00

Calculation of Implied Exchange Ratio. Based on the per share price reference ranges implied for Progress Energy and Duke Energy by the analyses described above, BofA Merrill Lynch calculated the following implied exchange ratio references ranges. BofA Merrill Lynch calculated the top end of the implied exchange ratio reference ranges by dividing the top end of Progress Energy’s implied price per share references ranges by the bottom end of Duke Energy’s implied price per share references ranges, and calculated the bottom end of the implied exchange ratio reference ranges by dividing the bottom end of Progress Energy’s implied price per share references ranges by the top end of Duke Energy’s implied price per share references ranges. This analysis indicated the following implied exchange ratios, as compared to the exchange ratio provided for in the merger agreement:

Implied Exchange Ratio

Benchmark	Wall Street Forecasts	Management Forecasts	Exchange Ratio in the Merger
Price/2011E Adjusted EPS	2.076x - 2.875x	2.005x - 2.838x
Price/2012E Adjusted EPS	2.047x - 2.905x	2.043x - 2.967x	2.6125x
Enterprise Value/2011E Adjusted EBITDA	1.770x - 3.201x	1.609x - 3.009x
Enterprise Value/2012E Adjusted EBITDA	1.498x - 2.912x	1.525x - 2.984x

None of the Duke Energy or Progress Energy selected companies is identical or directly comparable to Progress Energy or Duke Energy, respectively. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Progress Energy and Duke Energy were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of each of Progress Energy and Duke Energy to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Progress Energy and Duke Energy could generate during the fiscal years ending December 31, 2011 through 2015 based on the adjusted Progress Energy management case and the Duke Energy management case.

Progress Energy. In its discounted cash flow analysis of Progress Energy, BofA Merrill Lynch calculated terminal values for Progress Energy by applying terminal multiples ranging from 8.0x to 9.0x to Progress Energy’s 2015 estimated EBITDA. The cash flows and terminal values were then discounted to present value as of December 31, 2010 using discount rates ranging from 5.25% to 6.00%. This analysis indicated the following implied price per share reference range for Progress Energy (rounded to the nearest $0.25):

Progress Energy Implied per Share Price Reference Range
$44.00 - $57.25

Duke Energy. In its discounted cash flow analysis of Duke Energy, BofA Merrill Lynch calculated terminal values for Duke Energy by applying terminal multiples ranging from 7.5x to 8.5x to Duke Energy’s 2015 estimated EBITDA (including contribution from minority interests and excluding equity earnings of unconsolidated affiliates). The cash flows and terminal values were then discounted to present value as of December 31, 2010 using discount rates ranging from 5.50% to 6.25%. This analysis indicated the following implied price per share reference range for Duke Energy (rounded to the nearest $0.25):

Duke Energy Implied per Share Price Reference Range
$17.00 - $22.00

Calculation of Implied Exchange Ratio. Based on the per share price reference ranges implied for Progress Energy and Duke Energy by the discounted cash flow analyses described above, BofA Merrill Lynch calculated the following implied exchange ratio references range. BofA Merrill Lynch calculated the top end of the implied exchange ratio reference range by dividing the top end of Progress Energy’s implied price per share references ranges by the bottom end of Duke Energy’s implied price per share references ranges, and calculated the bottom end of the implied exchange ratio reference ranges by dividing the bottom end of Progress Energy’s implied price per share references ranges by the top end of Duke Energy’s implied price per share reference range. This analysis indicated the following implied exchange ratio, as compared to the exchange ratio provided for in the merger agreement:

Implied Exchange Ratio Reference Range	Exchange Ratio in the Merger(1)
1.995x - 3.351x	2.6125x

(1)	The exchange ratio provided for in the merger agreement, before adjustment to reflect the reverse stock split with respect to Duke Energy common stock.

Contribution Analysis. BofA Merrill Lynch reviewed the relative financial contributions of Duke Energy and Progress Energy to the future financial performance of the combined company on a pro forma basis. BofA Merrill Lynch reviewed:

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calendar years 2010 through 2013 estimated EBITDA, net income and cash flow from operations of the combined company on a pro forma basis using financial data for Duke Energy based on the Duke Energy Wall Street forecasts and for Progress Energy based on the Progress Energy Wall Street forecasts; and

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calendar years 2010 through 2014 estimated EBITDA, net income and cash flow from operations of the combined company on a pro forma basis using financial data for Duke Energy based on the Duke Energy management case and for Progress Energy based on the adjusted Progress Energy management case.

Based on the implied relative equity value contributions, and, for the implied exchange ratios set forth in the two columns “Adjusted Exchange Ratio,” after adjusting, for EBITDA and net income only, the implied exchange ratio taking into account the estimated value of Progress Energy’s synthetic fuel tax credits calculated as described above, for each of the Progress Energy Wall Street forecasts and the adjusted Progress Energy management case, BofA Merrill Lynch calculated the following implied exchange ratios, as compared to the exchange ratio of 2.6125 provided for in the merger agreement (before adjustment to reflect the reverse stock split with respect to Duke Energy common stock):

Implied Exchange Ratios

	Wall Street Forecasts*		Management Forecasts**
Benchmark	Implied Exchange Ratio	Adjusted Exchange Ratio	Implied Exchange Ratio	Adjusted Exchange Ratio
2010E EBITDA	2.239x	2.312x	2.049x	2.170x
2011E EBITDA	2.222x	2.295x	2.035x	2.155x
2012E EBITDA	1.964x	2.034	1.971x	2.089x
2013E EBITDA	2.217x	2.290x	2.113x	2.235x
2014E EBITDA	N/A	N/A	2.151x	2.274x

2010E Net Income	2.397x	2.477x	2.117x	2.249x
2011E Net Income	2.373x	2.452x	2.278x	2.413x
2012E Net Income	2.390x	2.470x	2.399x	2.536x
2013E Net Income	2.327x	2.407x	2.382x	2.519x
2014E Net Income	N/A	N/A	2.413x	2.550x

2010E Cash Flow from Operations	2.493x	N/A	2.730x	N/A
2011E Cash Flow from Operations	2.207x	N/A	2.019x	N/A
2012E Cash Flow from Operations	2.033x	N/A	2.256x	N/A
2013E Cash Flow from Operations	2.113x	N/A	2.456x	N/A
2014E Cash Flow from Operations	N/A	N/A	2.763x	N/A

*	Duke Energy Wall Street forecasts and Progress Energy Wall Street forecasts
**	Duke Energy management case and adjusted Progress Energy management case

The implied exchange ratios set forth above based on estimated EBITDA were leverage adjusted for each year reviewed by multiplying the estimated EBITDA contribution of each company (on a percentage basis) to the estimated future financial performance of the combined company by the difference between such company’s total enterprise value and net indebtedness (excluding securitized indebtedness ) as of December 31, 2010.

Pro Forma Accretion/Dilution Analysis. BofA Merrill Lynch reviewed the potential pro forma financial effect of the merger on Duke Energy’s calendar years 2012 through 2014 estimated EPS on a pro forma basis giving effect to potential synergies and cost savings. Estimated financial data of Duke Energy was based on the Duke Energy management case and estimated financial data of Progress Energy was based on the adjusted Progress Energy management case, in each case adjusted for one-time items, including extraordinary items, costs to achieve retained efficiencies and transaction expenses. This analysis indicated that the merger would be accretive to Duke Energy’s estimated EPS for each of the calendar years 2012 through 2014. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

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the historical trading prices of the Progress Energy common stock during the one-year period ending on January 5, 2011, the last trading day before various news outlets began reporting on a possible transaction involving Duke Energy and Progress Energy, noting that the low and high closing prices during such period were $37.31 and $45.50, respectively, and the historical trading prices of the Duke Energy common stock during the one-year period ending on January 5, 2011, noting that the low and high closing prices during such period were $15.61 and $18.53, respectively, which high and low prices imply an exchange ratio reference range of 2.013x to 2.915x;

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the daily closing prices of the Progress Energy common stock and the Duke Energy common stock for the two year period ending on January 5, 2011, and calculated the historical implied exchange ratios as of January 5, 2011 and for the following time periods by dividing the daily closing prices of Progress Energy common stock by those of Duke Energy common stock. This analysis showed the following:

Implied Exchange Ratios

	Low	Mean	High
Current (January 5, 2011)	2.442x	2.442x	2.442x
Twenty Days	2.438x	2.462x	2.499x
Sixty Days	2.434x	2.482x	2.548x
Six Months	2.397x	2.478x	2.565x
One Year	2.270x	2.431x	2.565x
Two Years	2.270x	2.466x	2.700x

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the price targets for Progress Energy common stock in recently published, publicly available research analysts’ reports, noting that the low and high share price targets ranged from $41.00 to $47.00, respectively, and the price targets for the Duke Energy common stock in recently published, publicly available research analysts’ reports, noting that the low and high share price targets ranged from $16.00 to $21.00, respectively, which prices imply an exchange ratio reference range of 1.952x to 2.938x;

in each case, as compared to the exchange ratio of 2.6125 provided for in the merger agreement (before adjustment to reflect the reverse stock split with respect to Duke Energy common stock).

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the Duke Energy board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis undertaken by BofA Merrill Lynch.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Progress Energy, Duke Energy and BofA Merrill Lynch. The estimates of the future performance of Progress Energy and Duke Energy in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the exchange ratio and were provided to the Duke Energy board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Progress Energy or Duke Energy.

The type and amount of consideration payable in the merger was determined through negotiations between Progress Energy and Duke Energy, rather than by any financial advisor, and were approved by the Duke Energy board of directors. The decision of Duke Energy to enter into the merger agreement was solely that of the board of directors of Duke Energy. As described above, BofA Merrill Lynch’s opinion and analyses were among the many factors considered by the Duke Energy board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Duke Energy board of directors or management with respect to the merger or the exchange ratio.

BofA Merrill Lynch acted as financial advisor to the Duke Energy board of directors solely to render its opinion and a fee in the amount of $4.0 million for its services became payable upon the rendering of its opinion. No amount payable to BofA Merrill Lynch by Duke Energy is contingent on the completion of the merger. In addition, Duke Energy has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement, and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Duke Energy, Progress Energy and certain of their respective affiliates.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Duke Energy and/or certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as joint-bookrunner in connection with a $750 million public offering of 5.30% First and Refunding Mortgage Bonds for a wholly-owned subsidiary of Duke Energy in November 2009, (ii) having acted as co-syndication agent and lender in connection with Duke Energy’s $3.1 billion revolving credit facility in June 2007, (iii) having acted or acting as lead arranger and lender in connection with a $330 million letter of credit for a wholly-owned subsidiary of Duke Energy in September 2008 and (iv) having provided or providing certain cash and treasury management services to Duke Energy and/or certain of its affiliates. Duke Energy and its affiliates paid aggregate fees of approximately $6 million to BofA Merrill Lynch and its affiliates during the two years prior to the date of BofA Merrill Lynch’s opinion.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Progress Energy and/or certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as joint-bookrunner in connection with a $250 million public offering of 4.55% First Mortgage Bonds and $350 million public offering of 5.65% First Mortgage Bonds, each for a wholly-owned subsidiary of Progress Energy in March 2010, (ii) having acted as joint-bookrunner in connection with Progress Energy’s $300 million public offering of 6.05% Senior Notes and $450 million public offering of 7.05% Senior Notes, each in March 2009, (iii) having acted or acting as co-lead arranger and lender in connection with a $750 million revolving credit facility for a wholly-owned subsidiary of Progress Energy in October 2010 and (vi) having provided or providing certain cash and treasury management services to Progress Energy and/or certain of its affiliates.

Progress Energy’s Reasons for the Merger and Recommendation of Progress Energy’s Board of Directors

The Progress Energy board of directors unanimously determined that the merger agreement was advisable and in the best interest of Progress Energy and its shareholders and approved the merger agreement and the transactions contemplated thereby, and unanimously recommends that the Progress Energy shareholders vote “FOR” the proposal to approve the plan of merger contained in the merger agreement. For a discussion of interests of Progress Energy’s directors and executive officers in the merger that may be different from, or in addition to, the interests of Progress Energy’s shareholders generally, see “The Merger—Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Progress Energy in the Merger,” beginning on page 108.

In reaching its decision to adopt the merger agreement and recommend its approval by the Progress Energy shareholders, the board consulted with Progress Energy’s management and its legal and financial advisors, and considered a variety of factors with respect to the merger, including those matters discussed in “—Background of the Merger.” The following discussion of the information and factors considered by the Progress Energy board of directors is not exhaustive. In view of the wide variety of factors considered in connection with the merger, the Progress Energy board of directors did not consider it practical, nor did it attempt, to quantify or otherwise assign relative weight to different factors it considered in reaching its decision. In addition, individual members of the Progress Energy board of directors may have given different weight to different factors. The Progress Energy board of directors considered this information as a whole, and overall considered it to be favorable to, and in support of, its determination and recommendations. Among the material information and factors considered by the Progress Energy board of directors were the following:

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Increased Scale, Scope and Regulatory Diversification. The Progress Energy board of directors considered that the merger will create a diversified combined company with significant scale and scope—the largest U.S. electric utility measured by number of regulated customers, generation capacity, and equity market capitalization. If the merger were completed as of December 31, 2010, the combined company would have a regulated customer base of approximately 7.1 million electric customers in six regulated service territories (North Carolina, South Carolina, Florida, Indiana, Kentucky and Ohio) which the Progress Energy board of directors viewed as having generally favorable regulatory environments, approximately 57 gigawatts of domestic generating capacity from a diversified mix of coal, nuclear, natural gas, oil and renewable resources, and approximately $37 billion in equity market capitalization. The scale, scope and regulatory diversification of the combined company, compared to Progress Energy on a stand-alone basis, are expected to result in (i) increased financial stability, (ii) superior access to capital, (iii) greater ability to undertake the significant fleet and grid modernization and new generation construction programs required to respond to increasing environmental regulation, plant retirements and demand growth, (iv) greater ability to spread business strategy execution risk across a larger enterprise and (v) a stronger voice in shaping national and relevant state energy and economic development policies.

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Increased Financial Stability. The Progress Energy board of directors considered that the increased scale, scope and regulatory diversification of the combined company’s operations, compared to Progress Energy on a stand-alone basis, are expected to provide a stronger balance sheet, improved credit metrics with a lower overall risk profile and associated cost of capital benefits, superior cash flow, reduced need for equity issuance, and greater overall financial stability.

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Premium Over Market Price and Tax-Free Exchange. The Progress Energy board of directors considered the historical stock prices of Progress Energy and Duke Energy, including that the 2.6125 exchange ratio represented a 7.1% premium over the closing price of Progress Energy’s common stock on January 5, 2011, the last trading day before various news outlets began reporting that Progress Energy may have been engaged in merger discussions with a third party. The Progress Energy board of directors considered the potential for appreciation in value of Duke Energy common stock following the completion of the merger, and the opportunity for Progress Energy shareholders receiving shares of Duke Energy common stock in the merger to participate in this appreciation. The Progress Energy board of directors also took into account the fact that the Progress Energy merger is intended to be tax-free to the holders of Progress Energy common stock.

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Potential Earnings and Dividend Growth. The Progress Energy board of directors also considered the earnings, cash flow, balance sheet and dividend impact of the merger. The Progress Energy board of directors considered that earnings growth in the combined company is expected to be at a rate greater than that expected for Progress Energy on a stand-alone basis, and that assuming the combined company maintains Duke Energy’s current dividend rate, the dividend to be received by holders of Progress Energy common stock following the effective date of the merger is expected to be at least 3% higher than the dividend they currently receive on their Progress Energy shares. The Progress Energy board of directors also considered that the combined company’s dividend is projected to grow at a greater rate than the Progress Energy dividend, and be more secure because it will involve a lower ratio of payout to earnings and be supported by the combined company’s strong balance sheet and cash flows. The Progress Energy board of directors also considered potential financial benefits that could be obtained from strategic initiatives for Duke Energy’s businesses that had been previously publicly identified by Duke Energy. See “Opinions of Financial Advisors to Progress Energy” beginning on page 86.

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Shared Strategic Vision and Governance. The Progress Energy board of directors considered that Progress Energy and Duke Energy share a common strategic vision for the future of the combined company as a United States focused multi-regional regulated electric utility with related non-utility activities. The Progress Energy board of directors believes that the governance arrangements for the combined company provided for in the merger agreement will increase the likelihood of effective implementation of this strategic vision. These governance arrangements include:

•	Mr. Johnson will be the president and chief executive officer of the combined company.

•	Mr. Rogers will be the executive chairman of the board of directors of the combined company.

•	The senior management team named in the merger agreement draws from the senior management teams of both companies.

•	The combined company’s board of directors will have seven directors designated by Progress Energy and eleven directors designated by Duke Energy. The lead director will be designated by Duke Energy.

•	The combined company’s board committee assignments will be allocated on a balanced basis among Progress Energy and Duke Energy designees.

See “The Merger—Continuing Board and Management Positions” beginning on page 112.

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Capital Investment Strategy. The Progress Energy board of directors considered the benefits that are expected to result from the combined company’s future capital investment strategy which flows from the strategic vision described above and aims to (i) concentrate capital investment in the domestic regulated electric utilities, (ii) focus on earning allowed returns in each of the regulated businesses, and (iii) rotate capital to businesses that earn higher risk-adjusted returns.

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New Nuclear Development Capability. The Progress Energy board of directors considered that the combined company is expected to be in a stronger position to build the new nuclear generating facilities that southeastern utilities will need to consider undertaking with respect to the potential requirements of future carbon emission restrictions and other environmental legislation and regulation, plant retirements and demand growth. The merger will result in a combined company expected to have the scale and financing capability needed to undertake new nuclear projects. The Progress Energy board of directors also considered that execution of a new nuclear program will be facilitated by the combined company’s currently operating nuclear fleet of nine gigawatts (the largest regulated nuclear fleet in the United States), its four potential sites for new nuclear generation and three pending license applications, a larger customer base to participate in the benefits and risks of nuclear construction, and a nuclear organization with best-in-class operational, safety and construction experience.

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Cost Savings and Efficiencies. The Progress Energy board of directors considered the significant benefits that it expects customers in North Carolina and South Carolina will receive as a result of joint system dispatch and fuel purchase savings through the coordinated operation of the contiguous and interconnected Progress Energy Carolinas and Duke Energy Carolinas systems, and that these benefits should make regulatory approval in North Carolina and South Carolina easier to obtain than would be the case for other potential strategic combinations. Progress Energy estimates these benefits to the combined company’s customers to be in the range of $600-$800 million over a five-year period. In addition to these joint dispatch and fuel cost savings, the Progress Energy board of directors considered that, although no assurance can be given that any particular level of cost efficiencies will be achieved, management believes significant additional net efficiencies will be realized from corporate activities, the regulated utilities and the unregulated businesses of the combined company. The Progress Energy board of directors considered that the savings realized in the combined company’s regulated businesses should benefit customers over time through normal rate-making proceedings, and mitigate anticipated rate increases required due to the costs of new generation and compliance with environmental regulations.

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Alternatives to the Merger. The Progress Energy board of directors carefully considered a range of strategic alternatives to the merger, including continuing to operate as a stand-alone entity. See “The Merger—Background of the Merger” beginning on page 46.

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Combined Expertise. The Progress Energy board of directors considered that the merger will combine complementary areas of expertise, including operational, regulatory and nuclear skill sets, and the significant prior experience the two companies have had integrating merged businesses. The combined company is expected to draw upon the intellectual capital, technical expertise, and experience of a deeper and more diverse workforce.

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Opinions of Financial Advisors to Progress Energy. The Progress Energy board of directors considered the opinions of Lazard and Barclays to the effect that as of January 8, 2011 and subject to and based upon the assumptions, procedures, factors, qualifications and limitations set forth in their respective written opinions, the 2.6125 exchange ratio was fair, from a financial point of view, to the holders of Progress Energy common stock. The Progress Energy board of directors also considered that the financial advisors’ opinions speak only as of January 8, 2011, and are not required to be updated as a closing condition. See “Opinions of Financial Advisors to Progress Energy” beginning on page 86.

•	Recommendation of Management. The Progress Energy board of directors considered Progress Energy management’s recommendation in support of the merger.

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Due Diligence. The Progress Energy board of directors considered the scope of the due diligence investigation conducted by Progress Energy’s management and outside advisors, and evaluated the results of those investigations.

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Terms of the Merger Agreement. The Progress Energy board of directors reviewed the terms of the merger agreement, including the degree of mutuality and symmetry of representations, obligations and rights of the parties under the merger agreement, the conditions to each party’s obligation to complete the merger, the instances in which each party is permitted to terminate the merger agreement and the related termination fees payable by each party in the event of termination of the merger agreement under specified circumstances. The Progress Energy board of directors also considered the fact that the merger agreement allows it to change or withdraw its recommendation regarding the merger proposal if a superior transaction proposal is received from a third party or in response to certain material developments or changes in circumstances if, in either case, the Progress Energy board of directors determines that a failure to change its recommendation would be reasonably likely to result in a breach of its fiduciary duties under applicable law, subject to the payment of a termination fee under certain circumstances. See “The Merger Agreement” beginning on page 126 for a detailed discussion of the terms and conditions of the merger agreement.

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Likelihood of Completion of the Merger. The Progress Energy board of directors considered the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive approvals from both companies’ shareholders and all necessary regulatory approvals without unacceptable conditions.

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Impact on Customers. The Progress Energy board of directors considered that the merger would have a favorable impact on Progress Energy’s customers. Specifically, the merger should benefit customers through operating efficiencies over time. Customers in North Carolina and South Carolina are expected to benefit from fuel and joint dispatch efficiencies, which Progress Energy expects to help mitigate the combined company’s need for future rate increases as the combined company meets its capital expenditure needs in response to increased electric demand, environmental regulation and requirements for increased efficiency in its generation fleet and its transmission and distribution systems. The combined company’s customers should also benefit from each company’s commitment to customer service and the delivery of clean, affordable and reliable energy.

•	Impact of the Merger on Communities. The Progress Energy board of directors considered the expected impact of the merger on the communities served by Progress Energy.

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Employee Matters. The Progress Energy board of directors considered that the combined company will give fair and equitable consideration to employees in connection with job opportunities and any workforce reductions in the combined company. The combined company will provide severance benefits which are no less favorable than those provided to employees of Progress Energy immediately prior to the merger. The Progress Energy board of directors also considered the provisions of the term sheets governing Mr. Johnson’s and Mr. Rogers’ terms of employment by the combined company.

The Progress Energy board of directors also considered the potential risks of the merger, including the following:

•	Exchange Ratio. The Progress Energy board of directors considered that the merger consideration is based on an exchange ratio of shares of Duke Energy common stock for each share of Progress Energy common stock that would not adjust upwards to compensate for declines, or downwards to compensate for increases, in the price of Duke Energy common stock prior to the closing of the merger, and that the terms of the merger agreement did not include termination rights expressly triggered by a decrease in the value of the merger consideration due to a decline in the market price of Duke Energy common stock. The Progress Energy board of directors determined that this structure was appropriate and the risk acceptable in view of the Progress Energy board of directors’ focus on the relative intrinsic values and financial performance of Duke Energy and Progress Energy and the percentage of the combined company to be owned by former holders of Progress Energy common stock.

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Duke Energy Business Risks. The Progress Energy board of directors considered certain risks inherent in Duke Energy’s business and operations, including risks inherent in Duke Energy’s unregulated domestic and international businesses, risks relating to returns associated with Duke Energy’s regulated business operations, Duke Energy’s nuclear generating facilities, the regulatory environment for Duke Energy Ohio and related financial impacts, the cost increases and related regulatory proceedings concerning Duke Energy Indiana’s Edwardsport facility, the ethics investigation in connection with the hiring of a former Indiana state government attorney, the claims against Duke Energy arising from the bankruptcy of Crescent Resources, LLC, and Duke Energy’s environmental and other contingent liabilities. Taking into account input from management and outside advisors regarding the due diligence process, the Progress Energy board of directors believed that these risks were manageable as part of the ongoing business of the combined company. In connection with these risks, the Progress Energy board of directors considered certain structural protections in the merger agreement such as (i) the ability of the Progress Energy board of directors to change its recommendation because of the occurrence prior to the Progress Energy shareholder vote on the merger of adverse circumstances affecting Duke Energy if to not do so would be reasonably likely to result in a breach of the Progress Energy board of directors’ fiduciary duties and (ii) the closing condition that, except as disclosed by Duke Energy to Progress Energy in the merger agreement and certain sections of the Duke Energy Disclosure Letter, no “material adverse effect” (as defined in the merger agreement) has occurred with respect to Duke Energy since December 31, 2009. The Progress Energy board also took notice that the termination date specified in the merger agreement is 12 months after signing of the merger agreement, which date can be extended to 18 months under certain circumstances.

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Integration. The Progress Energy board of directors considered the challenges inherent in the combination of two business enterprises of the size and scope of Duke Energy and Progress Energy, including the possibility of not achieving the anticipated efficiencies and other benefits of the merger.

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Termination Fee. The Progress Energy board of directors considered the risk that, although Progress Energy has the right under certain limited circumstances to consider and participate in negotiations with respect to alternative acquisition proposals, the provisions of the merger agreement relating to the potential payment of a termination fee of $400 million or expenses of $30 million to Duke Energy may have the effect of discouraging such proposals. See “The Merger Agreement—Termination Fees; Reimbursement of Expenses” beginning on page 132 for further information.

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Restrictions on Interim Operations. The Progress Energy board of directors considered the provisions of the merger agreement placing restrictions on Progress Energy’s operations until completion of the merger, and the extent of those restrictions as negotiated between the parties.

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Regulatory Approvals. The Progress Energy board of directors considered the regulatory approvals required to complete the merger and the risk that the applicable governmental authorities and other third parties may seek to impose unfavorable terms or conditions on the required approvals. The Progress Energy board of directors also considered the potential length of the regulatory approval process and the risk of a required government approval imposing a condition that constitutes a “burdensome effect,” which would allow either Duke Energy or Progress Energy to decide not to close the transaction. In this regard, the Progress Energy board of directors considered the level of materiality required for a condition in a regulatory approval to constitute a burdensome effect. See the section entitled, “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 129 for a description of these matters.

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Failure to Close. The Progress Energy board of directors considered the risks and contingencies relating to the announcement and pendency of the merger and the risks and costs to Progress Energy if the closing of the merger is not timely, or if the merger does not close at all, including the impact on Progress Energy’s relationships with employees and third parties.

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Diversion of Focus. The Progress Energy board of directors considered the risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the merger.

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Governance Arrangements. The Progress Energy board of directors considered the possibility that one or more of the senior executive officers for the combined company named in the merger agreement might be unable or unwilling to serve, and the effect such an occurrence might have on the prospects for effective execution of the combined company’s strategic plan. The Progress Energy board of directors also considered the facts that former Progress Energy directors will not constitute a majority of the combined company’s board of directors and Progress Energy shareholders will hold approximately 37% of the common stock of the combined company upon completion of the merger and will therefore not control the combined company.

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Transaction Costs. The Progress Energy board of directors considered the substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses of Progress Energy and Duke Energy and the transaction expenses arising from the merger.

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Personnel. The Progress Energy board of directors considered the adverse impact that business uncertainty pending completion of the merger could have on Progress Energy’s ability to attract, retain and motivate key personnel until the merger is completed.

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Interests of Directors and Officers. The Progress Energy board of directors considered the interests that certain executive officers and directors of Progress Energy may have with respect to the merger in addition to their interests as shareholders of Progress Energy, including Mr. Johnson who is expected to be president and chief executive officer of the combined company, the four other Progress Energy officers who have been named as members of the senior management team of the combined company and the fact that seven Progress Energy directors would be named to serve on the combined company’s board of directors. See “Interests of Directors and Executive Officers in the Merger—Interests of Directors and Executive Officers of Progress Energy in the Merger” beginning on page 108 for further information.

•	Other Risks Considered. The Progress Energy board of directors considered the types and nature of the risks described under the section entitled, “Risk Factors” beginning on page 20.

The Progress Energy board of directors believed that, overall, the potential benefits of the merger to Progress Energy and Progress Energy’s shareholders outweighed the risks considered by the Progress Energy board of directors.

The Progress Energy board of directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. It should be noted that this explanation of the Progress Energy board of directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 18.

Opinions of Financial Advisors to Progress Energy

Opinion of Lazard Frères & Co. LLC

Progress Energy retained Lazard to provide it with financial advisory services and a fairness opinion in connection with the merger. Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Progress Energy selected Lazard because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of Progress Energy. On January 8, 2011, Lazard rendered its written opinion to the Progress Energy board of directors that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio was fair, from a financial point of view, to holders of Progress Energy common stock.

The full text of Lazard’s written opinion, dated January 8, 2011, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as Annex D and is incorporated by reference herein in its entirety. The following summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the Progress Energy board of directors for the information and assistance of the Progress Energy board of directors in connection with its evaluation of the merger and addressed only the fairness as of the date of the opinion, from a financial point of view, of the exchange ratio to holders of Progress Energy common stock. Lazard’s opinion was not intended to, and does not, constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. Lazard did not express any opinion as to the prices at which shares of Progress Energy common stock or Duke Energy common stock may trade at any time subsequent to the announcement of the merger. In connection with its engagement, Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with Progress Energy, and Lazard’s opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which Progress Energy might engage or the merits of the underlying decision by Progress Energy to engage in the merger.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of a draft, dated January 7, 2011, of the merger agreement;

•	Reviewed certain publicly available historical business and financial information relating to Progress Energy and Duke Energy;

•	Reviewed various financial forecasts and other data provided to Lazard, or approved for Lazard’s use, by Progress Energy relating to the businesses of Progress Energy and Duke Energy;

•	Reviewed various financial forecasts and other data prepared by the management of Duke Energy, provided to Lazard by Progress Energy, relating to the business of Duke Energy;

•

Held discussions with members of the senior managements of Progress Energy and Duke Energy with respect to the businesses and prospects of Progress Energy and Duke Energy, respectively, and reviewed the financial benefits, including the amount and timing thereof, anticipated by the managements of Progress Energy and Duke Energy to be realized from the merger;

•

Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Progress Energy and Duke Energy, respectively;

•	Reviewed the financial terms of certain business combinations Lazard believed to be generally relevant in evaluating the merger;

•	Reviewed historical stock prices and trading volumes of Progress Energy common stock and Duke Energy common stock;

•	Reviewed the potential pro forma financial impact of the merger on Duke Energy based on the financial forecasts referred to above relating to Progress Energy and Duke Energy; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Progress Energy or Duke Energy or concerning the solvency or fair value of Progress Energy or Duke Energy, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard’s analyses and the financial benefits anticipated by the managements of Progress Energy and Duke Energy to be realized from the merger, Lazard assumed, with the consent of Progress Energy, that they were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the managements of Progress Energy and Duke Energy as to the future financial performance of Progress Energy and Duke Energy, respectively, and as to such financial benefits. With respect to the financial benefits anticipated by the managements of Progress Energy and Duke Energy to be realized from the merger, Lazard assumed, with the consent of Progress Energy, that the estimates of the amounts and timing of such financial benefits were reasonable and that such financial benefits would be realized substantially in accordance with such estimates. Lazard assumed no responsibility for and expressed no view as to any such forecasts or estimates, or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the consent of Progress Energy, that the merger would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Representatives of Progress Energy advised Lazard, and Lazard assumed, that the merger agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Progress Energy, that obtaining the necessary governmental, regulatory or third party approvals and consents for the merger would not have an adverse effect that is material with respect to Progress Energy, Duke Energy, the combined company, the merger or the benefits anticipated by the managements of Progress Energy and Duke Energy to be realized from the merger. Lazard further assumed, with the consent of Progress Energy, that the merger would qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Progress Energy had obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects or implications (other than the exchange ratio to the extent expressly specified in the opinion) of the merger, including, without limitation, the form or structure of the merger or any agreements or arrangements entered into in connection with, or contemplated by, the merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the exchange ratio or otherwise.

In connection with Lazard’s services as financial advisor to Progress Energy with respect to the merger, Progress Energy agreed to pay Lazard a fee equal to $25 million less previously paid retainers of $1.25 million, of which one-fourth was payable upon the signing of the merger agreement, one-fourth is payable upon shareholder approval of the merger and one-half is payable upon the completion of the merger. Progress Energy has also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against various liabilities that may arise from or be related to Lazard’s engagement, including certain liabilities under United States federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard has been continuously retained by Progress Energy since April 2006 to provide financial advisory services. Lazard in the past has provided and in the future may provide certain investment banking services to Progress Energy and Duke Energy and certain of their respective affiliates, for which Lazard has received and may receive compensation, including having provided advisory services to Duke Energy in connection with their review of Duke Energy’s standalone business plan and services in connection with Duke Energy’s 2007 spin-off of Spectra Energy Corp and its 2006 acquisition of Cinergy Corp., and Lazard Capital Markets LLC (an entity owned in large part by the managing directors of Lazard) having acted in the last two years as (i) a co-manager of an offering of common stock of Progress Energy in January 2009 and (ii) a co-manager of $950 million notes offering for Progress Energy in November 2009. Lazard also served as financial advisor from January 2009 until July 2010 to Crescent Resources, LLC, a joint venture between Duke Energy and Morgan Stanley Real Estate Funds, in connection with its bankruptcy proceeding and debt restructuring. Progress Energy and its affiliates paid aggregate fees of approximately $1.6 million to Lazard and its affiliates during the two years preceding the date of Lazard’s opinion. In addition, in the ordinary course of their respective businesses, Lazard, Lazard Capital Markets LLC and their respective affiliates may actively trade securities of Progress Energy, Duke Energy and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Progress Energy, Duke Energy and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

In connection with rendering its opinion, Lazard performed certain financial, comparative and other analyses that Lazard deemed appropriate in connection with rendering its opinion as summarized below under “—Summary of Lazard Financial Analyses.” The summary of the analyses and reviews described below under “—Summary of Lazard Financial Analyses” is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to partial analysis or summary description. Considering selected portions of these analyses and reviews or the summary contained in “—Summary of Lazard Financial Analyses,” without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion. In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Progress Energy and Duke Energy. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to Progress Energy, Duke Energy or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

Summary of Lazard Financial Analyses

The following is a summary of the material financial analyses reviewed with the Progress Energy board of directors in connection with Lazard’s opinion, dated January 8, 2011. The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 5, 2011, the last trading day before various news outlets began reporting on a possible transaction involving Duke Energy and Progress Energy, and is not necessarily indicative of current market conditions. For purposes of Lazard’s financial analyses summarized below, the exchange ratio refers to the exchange ratio of 2.6125 shares of Duke Energy common stock for each share of Progress Energy common stock provided for in the merger agreement before adjustment for the Duke Energy reverse stock split expected to occur prior to the completion of the merger, as to which reverse stock split Lazard expressed no opinion.

Selected Comparable Company Trading Analysis. Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data relating to selected comparable publicly traded regulated electric and gas utility companies whose operations Lazard believed, based on its experience with companies in the regulated electric and gas utility industry, to be similar to each of Progress Energy’s and Duke Energy’s operations for purposes of this analysis. Lazard then compared such information to the corresponding information for Progress Energy and Duke Energy.

The selected group of companies used in this analysis with respect to Progress Energy (the “Progress Energy comparable companies”) was as follows:

•	American Electric Power Company, Inc.

•	Consolidated Edison, Inc.

•	Duke Energy

•	PG&E Corporation

•	SCANA Corporation

•	Southern Company

•	Xcel Energy Inc.

The selected group of companies used in this analysis with respect to Duke Energy (the “Duke Energy comparable companies”) was as follows:

•	American Electric Power Company, Inc.

•	Alliant Energy Corporation

•	Dominion Resources, Inc.

•	FirstEnergy Corp.

•	PG&E Corporation

•	Progress Energy

•	SCANA Corporation

•	Southern Company

•	Xcel Energy Inc.

Lazard calculated and compared various financial multiples and ratios of the selected companies, including, among other things:

•	the ratio of each company’s January 5, 2011 share price to its calendar year 2011 and 2012 estimated earnings per share, commonly referred to as EPS;

•

the ratio of each company’s share price to its calendar year 2011 estimated EPS divided by the estimated annual total return of each company’s shares (based on the estimated long-term growth rate and 2011 dividend yield); and

•

the ratio of each company’s enterprise value, calculated as the market capitalization of each company (based on each company’s closing share price as of January 5, 2011), plus debt, less cash, cash equivalents and marketable securities as of September 30, 2010, to its calendar year 2011 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA.

The calendar year 2011 estimated EBITDA and calendar year 2011 and 2012 estimated EPS, long-term growth rate and dividend yield for each of the selected companies listed above and used by Lazard in its analysis were based on I/B/E/S, which represents publicly available consensus estimates. The following table summarizes the results of this review:

	Progress Energy Comparable Companies	Duke Energy Comparable Companies
Share Price to 2011E EPS	11.4x – 15.1x	11.4x – 15.1x
Share Price to 2012E EPS	11.0x – 14.2x	11.0x – 14.2x
2011E P/E-to-Total Return	1.19x – 1.59x	1.19x – 1.81x
Enterprise Value to 2011E EBITDA	6.4x – 9.0x	6.4x – 9.0x

Based on an analysis of the relevant metrics for each of the Progress Energy comparable companies, Lazard selected a reference range of:

•	13.00x to 15.00x for share price to 2011 estimated EPS and 13.00x to 14.50x for share price to 2012 estimated EPS;

•	1.40x to 1.55x for share price to 2011 estimated EPS ratio divided by estimated annual total return; and

•	7.25x to 8.25x for enterprise value to estimated 2011 EBITDA.

Based on an analysis of the relevant metrics for each of the Duke Energy comparable companies, Lazard selected a reference range of:

•	12.00x to 14.50x for share price to 2011 estimated EPS and 12.00x to 14.00x for share price to 2012 estimated EPS;

•	1.35x to 1.50x for share price to 2011 estimated EPS ratio divided by estimated annual total return; and

•	7.50x to 8.25x for enterprise value to estimated 2011 EBITDA.

Lazard applied each such range of multiples for the Progress Energy comparable companies and the Duke Energy comparable companies to the relevant financial statistics of Progress Energy and Duke Energy, respectively, as reflected in the financial forecasts for Progress Energy prepared by the management of Progress Energy, which are referred to in this discussion as the “Progress Energy management case,” and the financial forecasts for Duke Energy prepared by the management of Duke Energy, which are referred to in this discussion as the “Duke Energy management case.” Lazard averaged the results of these calculations and, from this analysis, estimated an implied value range for shares of Progress Energy common stock and an implied value range for shares of Duke Energy common stock. Lazard also noted that such value ranges indicated an implied exchange ratio reference range, as compared to the exchange ratio provided in the merger agreement, of:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.987x – 2.712x	2.6125x

Lazard selected the companies reviewed in this analysis because, among other things, the Progress Energy comparable companies and the Duke Energy comparable companies operate similar businesses to those of Progress Energy and Duke Energy, respectively. However, no selected company is identical to Progress Energy or Duke Energy. Accordingly, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Progress Energy, Duke Energy and the selected companies that could affect the public trading values of each also are relevant.

Consolidated Discounted Cash Flow Analysis. Lazard performed a consolidated discounted cash flow analysis of each of Progress Energy and Duke Energy, which is a valuation methodology used to derive a valuation of a company by calculating the “present value” of estimated future cash flows of the company. “Future cash flows” refers to projected unlevered free cash flows of the company. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors. Lazard calculated the discounted cash flow value for Progress Energy and Duke Energy as the sum of the net present value of:

•	the estimated future cash flow that the company will generate for the years 2011 through 2014; and

•	the estimated value of the company at the end of such period, or the terminal value.

The estimated future cash flow for each of the scenarios was based on the Progress Energy management case and the Duke Energy management case. For its calculations, Lazard used discount rates ranging from 6.25% to 6.75% for Progress Energy and 6.50% to 7.00% for Duke Energy. The discount rates applicable to Progress Energy and Duke Energy were based on Lazard’s judgment of the estimated range of weighted average cost of capital, based in part on each company’s weighted cost to maturity of its long-term debt and each company’s leverage. The terminal value of Progress Energy and Duke Energy was calculated using various exit EBITDA multiples ranging from 7.25x to 8.25x for Progress Energy and 7.50x to 8.25x for Duke Energy, and using various exit price/earnings multiples, referred to as P/E multiples, ranging from 13.00x to 15.00x for Progress Energy and 12.00x to 14.50x for Duke Energy. The exit EBITDA multiples for Progress Energy and Duke Energy were selected by Lazard by reference to enterprise value to EBITDA trading multiples calculated for Progress Energy and Duke Energy as well as the enterprise value to EBITDA trading multiples of the Progress Energy comparable companies and the Duke Energy comparable companies, respectively. The exit P/E multiples for Progress Energy and Duke Energy were selected by Lazard by reference to P/E multiples calculated for Progress Energy and Duke Energy as well as the P/E multiples of the Progress Energy comparable companies and the Duke Energy comparable companies, respectively. As part of the total implied equity value calculated for Progress Energy and Duke Energy, Lazard calculated and deducted from enterprise value the book value of the outstanding financial debt less cash, cash equivalents and marketable securities. Based on the foregoing, this analysis indicated the following implied exchange ratio reference range, as compared to the exchange ratio provided in the merger agreement:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.988x – 2.957x	2.6125x

At Progress Energy’s instruction, Lazard also performed an analysis to calculate the impact on its consolidated discounted cash flow analysis of increased future cash flows assumed to result from certain strategic initiatives with respect to Duke Energy’s operations after consummation of the merger. These potential strategic initiatives included sales of certain of Duke Energy’s business segments and increases to earned returns and capital expenditures in Duke Energy’s regulated utilities. The increased future cash flows estimated to result from these initiatives indicated (using the discount rates, exit EBITDA multiples and exit P/E multiples identified above) an implied exchange ratio reference range with a mid-point of 2.202x. Lazard noted that the merger agreement provided for an exchange ratio of 2.6125x.

Sum-of-the-Parts Discounted Cash Flow Analysis. A sum-of-the-parts valuation analysis reviews a company’s operating performance and outlook on a segment-by-segment basis to determine an implied market value for the enterprise as a whole. With respect to Progress Energy, Lazard performed a sum-of-the-parts valuation analysis for the following segments:

•	Progress Energy’s regulated utility business in Florida, referred to as “Florida”;

•	Progress Energy’s regulated utility business in North Carolina and South Carolina, referred to as “Carolinas”;

•	Progress Energy’s discontinued synthetic fuel operations, referred to as “Synfuels,” which generated certain unused income tax credits; and

•	Progress Energy’s administrative, management and support services operations and certain other businesses of Progress Energy, referred to as “Corporate and Other.”

To value the Florida, Carolinas and Corporate and Other segments, Lazard performed a four-year discounted cash flow analysis using a discount rate range of 6.25% to 6.75% and a terminal value based on an exit EBITDA multiple range of 7.25x to 8.25x and an exit P/E multiple range of 13.00x to 15.00x. The discount rate range applicable to the Florida and Carolinas segments was based on Lazard’s judgment of the estimated range of weighted average cost of capital, based in part on analyses of selected public companies Lazard viewed as reasonably comparable to each segment. For the Corporate and Other segment, Lazard used the Progress Energy discount rate range used in the consolidated discounted cash flow analysis described above. The exit EBITDA and P/E multiples for the Florida and Carolinas segments were based on multiples of selected public companies Lazard viewed as reasonably comparable to each segment. The exit EBITDA and P/E multiples for the Corporate and Other segment were based on the Progress Energy multiples used in the consolidated discounted cash flow analysis. To value Synfuels, Lazard performed a four-year discounted cash flow analysis of the amortized projected income tax credits associated with the discontinued operations, using a discount rate range of 6.25% to 6.75%. The discount rate range applicable to Synfuels was based on Lazard’s judgment of the estimated range of weighted average cost of capital, based in part on analyses of selected public companies Lazard viewed as reasonably comparable to the segment.

The following table represents the results of the analysis performed by Lazard of the Progress Energy business segments:

Progress Energy Business Segments	Enterprise Value(1)
	Low	High
Florida	$11,362	$12,765
Carolinas	$11,631	$13,247
Synfuels	$666	$676
Corporate and Other	$563	$656

Total Enterprise Value	$24,221	$27,344
Less Net Debt, Preferred Stock and Noncontrolling Interest	$(12,046)	$(12,046)

Equity Value	$12,175	$15,298
Equity Value Per Share	$41.22	$51.79

(1)	Dollars in millions, except per share values.

With respect to Duke Energy, Lazard also performed a sum-of-the-parts valuation analysis for the following segments:

•	Duke Energy’s regulated utility business in North Carolina and South Carolina, referred to as “Carolinas”;

•	Duke Energy’s regulated utility business in Indiana, referred to as “Indiana”;

•	Duke Energy’s regulated utility business in Ohio, referred to as “Ohio”;

•	Duke Energy’s regulated utility business in Kentucky, referred to as “Kentucky”;

•	Duke Energy’s wholesale generation assets located in the midwestern United States, referred to as “Midwest Generation”;

•	Certain renewable energy operations of Duke Energy, referred to as “Wind/Solar”;

•	Duke Energy’s operations outside the United States, referred to as “DEI”; and

•	Duke Energy’s administrative, management and support services operations for the other segments of Duke Energy and certain other businesses of Duke Energy, referred to as “Corporate and Other.”

To value each of the Duke Energy segments, Lazard performed a four-year discounted cash flow analysis using the following reference ranges:

Duke Energy Business Segments	Discount Rate	Exit EBITDA Multiple	Exit P/E Multiple
Carolinas	6.25% – 6.75%	7.25x – 8.25x	13.00x – 15.00x
Indiana	6.25% – 6.75%	7.25x – 8.25x	13.00x – 15.00x
Ohio	6.25% – 6.75%	6.75x – 7.75x	13.00x – 15.00x
Kentucky	6.25% – 6.75%	6.75x – 7.75x	13.00x – 15.00x
Midwest Generation	8.25% – 8.75%	9.00x – 10.00x	—
Wind/Solar	10.25% – 10.75%	8.00x – 9.00x	—
DEI	10.25% – 10.75%	8.50x – 9.50x	12.50x – 13.00x
Corporate and Other	6.50% – 7.00%	7.50x – 8.25x	—

The discount rates applicable to the Duke Energy segments (other than Corporate and Other) were based on Lazard’s judgment of the estimated range of weighted average cost of capital, based in part on analyses of selected public companies Lazard viewed as reasonably comparable to each segment. The exit EBITDA and P/E multiples for the Duke Energy segments (other than Corporate and Other) were based on multiples of selected public companies Lazard viewed as reasonably comparable to each segment. For the Corporate and Other segment, Lazard used the Duke Energy discount rate range and exit EBITDA multiple used in the consolidated discounted cash flow analysis.

The following table represents the results of the analysis performed by Lazard of the Duke Energy business segments:

Duke Energy Business Segments	Enterprise Value(1)
	Low	High
Carolinas	$20,001	$22,661
Indiana	$7,919	$8,919
Ohio	$2,227	$2,547
Kentucky	$906	$1,026
Midwest Generation	$2,270	$2,518
Wind/Solar	$1,080	$1,315
DEI	$4,098	$4,432
Corporate and Other	$(193)	$(172)

Total Enterprise Value	$38,308	$43,247
Less Net Debt, Preferred Stock and Noncontrolling Interest	$(16,617)	$(16,617)

Equity Value	$21,691	$26,630
Equity Value Per Share	$16.35	$20.08

(1)	Dollars in millions, except per share values.

Based on its analysis of the Progress Energy and Duke Energy business segments, Lazard calculated the following implied exchange ratio reference range, as compared to the exchange ratio provided in the merger agreement:

Implied Exchange Ratio Reference Range	Exchange Ratio
2.063x – 3.185x	2.6125x

Contribution Analysis. Lazard reviewed the relative contributions of Progress Energy and Duke Energy to the following estimated financial and operating metrics of the combined company for 2011, 2012 and 2013, based on the Progress Energy management case and the Duke Energy management case:

•	funds from operations;

•	EBITDA less interest; and

•	net income.

The implied exchange ratios resulting from the relative contribution analysis were as follows:

Implied Exchange Ratio
Funds from operations for 2011E	2.709x
Funds from operations for 2012E	2.623x
Funds from operations for 2013E	2.789x
EBITDA less interest for 2011E	2.306x
EBITDA less interest for 2012E	2.208x
EBITDA less interest for 2013E	2.469x
Net income for 2011E	2.269x
Net income for 2012E	2.399x
Net income for 2013E	2.391x

Based on the foregoing, Lazard calculated the following implied exchange ratio reference range by taking the low (2012 estimated EBITDA less interest) and high (2013 estimated funds from operations) contribution ratio, as compared to the exchange ratio provided in the merger agreement:

Implied Exchange Ratio Reference Range	Exchange Ratio
2.208x – 2.789x	2.6125x

Pro Forma Shareholder Value Accretion Analysis. Lazard compared (i) Progress Energy’s estimated future stock price based on stand-alone EPS (using a one-year forward P/E multiple of 13.8x based on I/B/E/S estimates) and cumulative dividends for each of the years 2012, 2013 and 2014 as reflected in the Progress Energy management case to (ii) Progress Energy’s per share value based on estimated EPS (derived from the stand-alone estimates for Progress Energy and Duke Energy reflected in the Progress Energy management case and Duke Energy management case, respectively, and reflecting an illustrative blended P/E multiple of 13.4x) and cumulative dividends of the pro forma combined company for each of those years, adjusted to reflect the merger exchange ratio of 2.6125, to determine the implied shareholder value accretion resulting from the merger relative to the stand-alone case in the observed years. This analysis indicated that the value accrued by Progress Energy shareholders through the merger is expected to be accretive relative to the value accrued by such shareholders through Progress Energy management’s estimated stand-alone case for Progress Energy for each of the years 2012, 2013 and 2014.

Lazard also compared (i) the 20-day volume-weighted average price, or “VWAP,” of shares of Progress Energy common stock to (ii) Progress Energy’s per share value based on estimated EPS of the pro forma combined company for 2012 (derived from the stand-alone estimates for Progress Energy and Duke Energy reflected in the Progress Energy management case and Duke Energy management case, respectively, and reflecting an illustrative blended P/E multiple of 13.4x), adjusted to reflect the exchange ratio provided in the merger agreement of 2.6125 and Progress Energy’s estimated 2011 full-year dividend, discounted at an 8.5% cost of equity, to determine the implied shareholder value accretion resulting from the merger (assuming completion of the merger occurs on January 1, 2012). This analysis indicated that the value accrued by Progress Energy shareholders through the merger is expected to be accretive relative to the 20-day VWAP of shares of Progress Energy common stock.

The actual results achieved by the combined company may vary from projected results and the variations may be material.

Dividend Discount Analysis. Lazard also performed a dividend discount analysis of shares of Progress Energy common stock and shares of Duke Energy common stock, which calculates an implied equity value per share by discounting to the present the value of the future dividends per share of common stock expected to be paid by each company, based on an assumed dividend growth rate and equity discount rate. The following assumptions were used to calculate an implied equity value range per share for Progress Energy common stock:

•	an equity discount rate range of 8.00% to 9.00%;

•	an estimated long-term dividend growth rate range of 1.50% to 2.50%; and

•	an expected 2011 quarterly dividend per share of $0.62.

To arrive at an appropriate equity discount rate for Progress Energy, Lazard analyzed the cost of equity capital for the Progress Energy comparable companies. The dividend growth rate range and the expected 2011 dividend per share for Progress Energy were based on the Progress Energy management case.

The following assumptions were used to calculate an implied equity value range per share for Duke Energy common stock:

•	an equity discount rate range of 8.00% to 9.00%;

•	an estimated long-term dividend growth rate range of 2.00% to 3.00%; and

•	an expected 2011 quarterly dividend per share of $0.245, increasing to $0.250 per quarter beginning in the second quarter of 2011.

To arrive at an appropriate equity discount rate for Duke Energy, Lazard analyzed the cost of equity capital for the Duke Energy comparable companies. The dividend growth rate range and the expected 2011 dividend per share were based on the Duke Energy management case.

Based on this analysis, Lazard calculated an implied value range for shares of Progress Energy common stock and an implied value range for shares of Duke Energy common stock. Lazard also noted that such value ranges indicated an implied exchange ratio reference range, as compared to the exchange ratio provided in the merger agreement, of:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.649x – 2.965x	2.6125x

52 Week High / Low Trading Prices. Lazard reviewed, for informational purposes, the range of trading prices of shares of Progress Energy common stock and Duke Energy common stock for the 52 weeks ended on January 5, 2011. Based on such historical share price ranges, Lazard calculated the following implied exchange ratio reference range by dividing the low and high trading prices of shares of Progress Energy common stock by the high and low trading prices of shares of Duke Energy common stock during such period, as compared to the exchange ratio provided in the merger agreement:

Implied Exchange Ratio Reference Range	Exchange Ratio
1.991x – 2.948x	2.6125x

Equity Research Analyst Price Targets. Lazard also reviewed the low and high price targets for shares of Progress Energy common stock prepared and published by equity research analysts covering Progress Energy. Lazard reviewed the most recent price target published by each analyst prior to January 5, 2011. These targets reflect each analyst’s estimate of the future public market trading price of shares of Progress Energy common stock at the time the price target was published. Lazard adjusted each price target to give effect to interim Progress Energy quarterly dividends of $0.62 per share and discounted the adjusted price target (net of expected dividends) to present value at a cost of equity of 8.5%.

Lazard also reviewed the low and high price targets for shares of Duke Energy common stock prepared and published by equity research analysts covering Duke Energy. Lazard reviewed the most recent price target published by each analyst prior to January 5, 2011. These targets reflect each analyst’s estimate of the future public market trading price of shares of Duke Energy common stock at the time the price target was published. Lazard adjusted each price target to give effect to interim Duke Energy quarterly dividends of $0.245 per share (increasing to $0.250 per share beginning in the second quarter of 2011), discounted to present value at a cost of equity of 8.5%.

Lazard calculated the exchange ratio implied by the ranges of price targets for shares of Progress Energy common stock and shares of Duke Energy common stock by dividing the range of Progress Energy price targets by the range of Duke Energy price targets. This analysis indicated an implied exchange ratio reference range of 1.938x to 2.889x based on price targets available as of January 5, 2011. Lazard noted that the merger agreement provided for an exchange ratio of 2.6125x.

The price targets published by securities research analysts do not necessarily reflect current market trading prices for shares of Progress Energy common stock and shares of Duke Energy common stock and these estimates are subject to uncertainties, including the future financial performance of Progress Energy and Duke Energy, as well as future financial market conditions.

Historical Exchange Ratio Analysis. In order to provide background information and perspective on the relationship between Progress Energy common stock and Duke Energy common stock, Lazard reviewed the ratio of the VWAPs of shares of Progress Energy common stock computed over various periods ended January 5, 2011 divided by the closing price of shares of Duke Energy common stock as of January 5, 2011. The results of Lazard’s review are summarized in the following table:

Exchange Ratio
Ten-day VWAP:	2.452x
Twenty-day VWAP:	2.453x
Thirty-day VWAP:	2.457x
Sixty-day VWAP:	2.483x
Six-month VWAP:	2.355x
One-year VWAP:	2.305x

The review indicated a range of exchange ratios from 2.305x to 2.483x over the various periods, compared to the exchange ratio of 2.6125x in the merger agreement.

Lazard also reviewed the ratio of the closing prices of shares of Progress Energy common stock as of January 5, 2011 and the preceding nine trading days divided by the corresponding closing prices of shares of Duke Energy common stock as of January 5, 2011 and the preceding nine trading days. Lazard noted that such value ranges indicated an implied exchange ratio reference range, as compared to the exchange ratio provided in the merger agreement, of:

Implied Exchange Ratio Reference Range	Exchange Ratio
2.438x – 2.454x	2.6125x

Opinion of Barclays Capital Inc.

Progress Energy engaged Barclays Capital Inc. to act as its financial advisor and for the purpose of rendering a fairness opinion in connection with the merger. On January 8, 2011, Barclays Capital rendered its oral opinion (which Barclays Capital subsequently confirmed in writing) to the Progress Energy board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the exchange ratio was fair to shareholders of Progress Energy.

The full text of Barclays Capital’s written opinion, dated as of January 8, 2011, is attached as Annex E to this document and is incorporated by reference herein in its entirety. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion. The summary is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read the opinion, the summary and the discussion below carefully and in their entirety.

Barclays Capital’s opinion, the issuance of which was approved by Barclays Capital’s fairness opinion committee, is addressed to the Progress Energy board of directors, addresses only the fairness, from a financial point of view, of the exchange ratio to the Progress Energy shareholders and does not constitute a recommendation to any shareholder of Progress Energy as to how such shareholder should vote with respect to the merger or any other matter. The terms of the merger were determined through arm’s-length negotiations between Progress Energy and Duke Energy and were unanimously approved by the Progress Energy board of directors. Barclays Capital was not requested to address, and its opinion does not in any manner address, Progress Energy’s underlying business decision to proceed with or effect the merger. In addition, Barclays Capital expressed no opinion on, and it does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the consideration to be offered to the shareholders of Progress Energy in the merger. No limitations were imposed by the Progress Energy board of directors upon Barclays Capital with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays Capital, among other things:

•	Reviewed and analyzed a draft of the merger agreement, dated January 8, 2011 and the specific terms of the merger;

•

Reviewed and analyzed publicly available information concerning Progress Energy and Duke Energy that Barclays Capital believed to be relevant to its analysis, including each of Progress Energy’s and Duke Energy’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 and other relevant filings with the Securities and Exchange Commission;

•

Reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Progress Energy furnished to Barclays Capital by Progress Energy, including financial projections of Progress Energy prepared by Progress Energy’s management (the “Progress Energy Projections”);

•

Reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Duke Energy furnished to Barclays Capital by Progress Energy, including financial projections of Duke Energy prepared by Duke Energy’s management (the “Duke Energy Projections”);

•

Reviewed and analyzed the trading history of Progress Energy common stock from January 5, 2008 to January 5, 2011, the last trading day before various news outlets began reporting on a possible transaction involving Duke Energy and Progress Energy, the trading history of Duke Energy common stock from January 5, 2008 to January 5, 2011 and a comparison of each of their trading histories with each other and with those of other companies that Barclays Capital deemed relevant;

•

Reviewed and analyzed a comparison of the historical financial results and present financial condition of Progress Energy and Duke Energy with each other and with those of other companies that Barclays Capital deemed relevant;

•

Reviewed and analyzed the pro forma impact of the merger on the future financial performance of the combined company, including the benefits anticipated by the managements of Progress Energy and Duke Energy to be realized in the merger and the future capital requirements of Progress Energy and Duke Energy and their respective ability to fund such requirements in the future;

•	Reviewed and analyzed the relative contributions of Progress Energy and Duke Energy to the historical and future financial performance of the combined company on a pro forma basis;

•	Reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets of Progress Energy and Duke Energy;

•	Had discussions with the management of Progress Energy concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	Undertook such other studies, analyses and investigations as Barclays Capital deemed appropriate.

In arriving at its opinion, Barclays Capital assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays Capital without any independent verification of such information. Barclays Capital also relied upon the assurances of management of Progress Energy that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Progress Energy Projections, upon the advice of Progress Energy, Barclays Capital assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Progress Energy as to Progress Energy’s future financial performance and that Progress Energy would perform substantially in accordance with such projections. With respect to the Duke Energy Projections, upon advice of Progress Energy, Barclays Capital assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Duke Energy as to Duke Energy’s future financial performance and that Duke Energy would perform substantially in accordance with such projections. In arriving at its opinion, Barclays Capital assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays Capital did not conduct a physical inspection of the properties and facilities of Progress Energy or Duke Energy and did not make or obtain any evaluations or appraisals of the assets or liabilities of Progress Energy or Duke Energy. In addition, Barclays Capital was not authorized by Progress Energy to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Progress Energy’s business. Barclays Capital’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, January 8, 2011. Barclays Capital assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after January 8, 2011. Barclays Capital further expressed no opinion as to the prices at which shares of Progress Energy common stock would trade following the announcement of the merger or shares of Duke Energy common stock would trade following the announcement or consummation of the merger. Barclays Capital’s opinion should not be viewed as providing any assurance that the market value of the shares of Duke Energy common stock to be held by the shareholders of Progress Energy after the consummation of the merger will be in excess of the market value of Progress Energy common stock owned by such shareholders at any time prior to the announcement or consummation of the merger.

In arriving at its opinion, Barclays Capital has assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by Barclays Capital. In addition, Barclays Capital assumed the accuracy of the representations and warranties contained in the merger agreement and all agreements related thereto. Barclays Capital further assumed, upon the advice of Progress Energy, that all material governmental, regulatory and third party approvals, consents and releases for the merger would be obtained within the constraints contemplated by the merger agreement and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays Capital expressed no opinion as to any tax or other consequences that might result from the merger, nor did Barclays Capital’s opinion address any legal, tax, regulatory or accounting matters, as to which Barclays Capital understood that Progress Energy had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays Capital performed certain financial, comparative and other analyses as summarized below under “—Summary of Barclays Capital Financial Analyses.” In arriving at its opinion, Barclays Capital did not ascribe a specific range of values to the shares of Progress Energy common stock but rather made its determination as to fairness, from a financial point of view, to Progress Energy’s shareholders of the exchange ratio on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Barclays Capital Financial Analyses

The following is a summary of the material financial analyses used by Barclays Capital in preparing its opinion to the Progress Energy board of directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays Capital, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Progress Energy, Duke Energy or any other parties to the merger. None of Progress Energy, Duke Energy, Diamond Acquisition Corporation, Barclays Capital or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or reflect the prices at which businesses or securities may actually be sold.

Historical Share Price Analysis. Barclays Capital reviewed for informational purposes the daily closing stock prices of Progress Energy common stock and Duke Energy common stock for the three-year, two-year, one-year, 180-calendar-day, 40-trading-day, 30-trading-day, 20-trading-day, 10-trading-day, 5-trading day periods ended January 5, 2011, and derived the historical exchange ratio reference range over such periods. The following table presents the implied exchange ratios during the periods covered and as of January 5, 2011, as compared to the exchange ratio in the merger agreement of 2.6125x:

Historical Period	Implied Exchange Ratio
January 5, 2011	2.4418x
5 Trading Days	2.4413x
10 Trading Days	2.4434x
20 Trading Days	2.4617x
30 Trading Days	2.4700x
40 Trading Days	2.4747x
180 Calendar Days	2.4798x
LTM	2.4328x
2 Years	2.4621x
3 Years	2.4453x

Selected Comparable Company Analysis. In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Progress Energy common stock by reference to these companies which could then be used to calculate implied exchange ratio ranges, Barclays Capital reviewed and compared specific financial data relating to Progress Energy with selected companies that Barclays Capital deemed comparable to Progress Energy:

•	American Electric Power Company, Inc.

•	Consolidated Edison, Inc.

•	Dominion Resources, Inc.

•	SCANA Corporation

•	The Southern Company

•	TECO Energy, Inc.

•	Xcel Energy Inc.

In order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Duke Energy common stock by reference to these companies which could then be used to calculate implied exchange ratio ranges, Barclays Capital reviewed and compared specific financial data relating to Duke Energy with selected companies that Barclays Capital deemed comparable to Duke Energy:

•	American Electric Power Company, Inc.

•	Consolidated Edison, Inc.

•	Dominion Resources, Inc.

•	Entergy Corporation

•	NextEra Energy Inc.

•	SCANA Corporation

•	The Southern Company

•	Xcel Energy Inc.

Barclays Capital calculated and compared various financial multiples and ratios of Progress Energy, Duke Energy and the selected comparable companies. As part of its selected comparable company analysis, Barclays Capital calculated and analyzed each company’s ratio of its current stock price to its projected earnings per share or EPS (commonly referred to as a price earnings ratio, or P/E), and each company’s enterprise value to its earnings before interest, taxes, depreciation and amortization, or EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the book value of any capital leases, the book value of any preferred stock, the book value of any minority interest and the present value of any off-balance sheet liabilities, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including I/B/E/S) and closing prices, as of January 5, 2011, the last trading date, unaffected by any potential market leaks regarding the merger, prior to the delivery of Barclays Capital’s opinion.

Barclays Capital selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Progress Energy and Duke Energy, respectively. However, because of the inherent differences between the business, operations and prospects of Progress Energy, Duke Energy and those of their selected comparable companies, Barclays Capital believed that it was inappropriate to, and therefore did not rely solely on the quantitative results of its selected comparable company analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Progress Energy, Duke Energy and their selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects and degree of operational risk between Progress Energy, Duke Energy and their respective set of comparable companies included in the selected company analysis.

Based upon these judgments, Barclays Capital applied the ratios derived from the comparable public companies to corresponding financial data as provided in the Progress Energy Projections and the Duke Energy Projections. Barclays Capital calculated a range of implied equity values per share of Progress Energy common stock and per share of Duke Energy common stock which were then used to calculate a range of implied exchange ratios. The following table reflects the results of this analysis, as compared to the exchange ratio in the merger agreement of 2.6125x:

	Firm Value to EBITDA		Stock Price to EPS
	2011E	2012E	2011E	2012E
Comparable Companies for Progress Energy: Selected Range	7.7x – 8.7x	7.3x – 8.3x	12.8x – 13.8x	12.1x – 13.1x
Progress Energy	8.5x	8.1x	13.8x	13.5x
Comparable Companies for Duke Energy: Selected Range	7.6x – 8.6x	7.2x – 8.2x	12.4x – 13.4x	11.9x – 12.9x
Duke Energy	8.0x	7.4x	13.1x	13.2x

Firm Value to EBITDA
Implied Exchange Ratio	1.9162x – 2.6407x

Contribution Analysis. Barclays Capital reviewed the estimated future financial information for Progress Energy and Duke Energy to determine Progress Energy’s and Duke Energy’s relative contribution to the combined company after the merger. Barclays Capital analyzed Progress Energy’s and Duke Energy’s relative contribution to EBITDA less interest, net income and cash flow from operations less common dividends and equity issuance for each of the years 2011 through 2014 based on the Progress Energy Projections and the Duke Energy Projections.

Based on the relative contributions of Progress Energy and Duke Energy to the combined company calculated in the contribution analysis, Barclays Capital determined a range of implied exchange ratios for Progress Energy common stock to Duke Energy common stock. The following table reflects the results of this analysis, as compared to the exchange ratio in the merger agreement of 2.6125x:

Implied Exchange Ratio Based on Relative Contributions to the Combined Company
2011E EBITDA Less Interest	2.4462x
2012E EBITDA Less Interest	2.4049x
2013E EBITDA Less Interest	2.6777x
2014E EBITDA Less Interest	2.7760x
2011E Net Income	2.2831x
2012E Net Income	2.4139x
2013E Net Income	2.4058x
2014E Net Income	2.4389x
2011E Cash Flow From Operations less common dividends and equity issuance	2.4462x
2012E Cash Flow From Operations less common dividends and equity issuance	2.4049x
2013E Cash Flow From Operations less common dividends and equity issuance	2.6777x
2014E Cash Flow From Operations less common dividends and equity issuance	2.7760x
Low-High Range	2.2831x – 2.7760x
Average	2.5072x

Pro Forma Merger Analysis. Barclays Capital analyzed and considered the impact of the merger on (x) the estimated EPS of Progress Energy and Duke Energy for each of the years 2012 through 2014, using the Progress Energy Projections and the Duke Energy Projections, (y) the estimated EPS of Progress Energy and Duke Energy for each of the years 2012 through 2014, using estimated EPS based on consensus EPS estimates of I/B/E/S and (z) the estimated dividend per share, or DPS, of Progress Energy and Duke Energy for each of the years 2012 through 2014, using the Progress Energy Projections and the Duke Energy Projections. Barclays Capital assumed, among other things, (i) that the transaction would close on December 31, 2011, (ii) Progress Energy would reverse the annual $300 million share issuances through its Dividend Reinvestment Plan to be issued in each of the years 2012 through 2014, (iii) potential business cost benefits in the merger would be obtained in accordance with the Progress Energy Projections, (iv) incremental pension funding of $325 million from 2012 through 2015 and (v) after completion of the merger, the combined company will adopt Duke Energy’s existing dividend policy. Further, this analysis does not factor in any purchase accounting assumptions and assumes that any premium to book value is accounted for by goodwill.

Based on this analysis, the merger is expected to result in an increase in EPS and DPS of Progress Energy when compared to the Progress Energy Projections on a stand-alone basis in the years 2012 through 2014 and when compared to Progress Energy’s I/B/E/S EPS and DPS estimates on a stand-alone basis in the years 2012 through 2014. Based on this analysis, the merger is expected to result in an increase in the EPS of Duke Energy when compared to the Duke Energy Projections on a stand-alone basis in the years 2012 through 2014 and when compared to Duke Energy’s I/B/E/S EPS estimated on a stand-alone basis in the years 2012 through 2014.

Discounted Cash Flow Analysis. In order to estimate the present value of Progress Energy common stock and Duke Energy common stock, Barclays Capital performed a discounted cash flow analysis of Progress Energy and Duke Energy. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Progress Energy as of December 31, 2010 using the discounted cash flow method, Barclays Capital added (i) the present value of Progress Energy’s projected after-tax unlevered free cash flows for fiscal years 2011 through 2014 based on the Progress Energy Projections to the sum of (ii) the present value of the “terminal value” of Progress Energy as of December 31, 2014 and (iii) the present value of certain federal tax credits granted to Progress Energy under Section 45K of the Code (the “Tax Credits”) for the fiscal years 2011 through 2016 based on the Progress Energy Projections, which present values were discounted using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by tax-affecting earnings before interest and tax expense and adding back depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital, deferred taxes, except the Tax Credits, and other operating cash flows not reflected on the income statement. The residual value of Progress Energy at the end of the forecast period, or “terminal value,” was estimated by averaging the enterprise values calculated by (x) applying a range of terminal value multiples based on 2011E EBITDA multiples of the companies in the selected comparable company analysis of 7.7x to 8.7x to an estimated 2015 or terminal EBITDA, which was calculated by growing Progress Energy’s 2014E EBITDA from the Progress Energy Projections by the compounded annual EPS growth rate from the fiscal years ending 2012 to 2014 which were based on the Progress Energy Projections and (y) by applying a range of terminal value multiples based on 2011E net income multiples of the companies in the selected comparable company analysis of 12.8x to 13.8x to an estimated 2015 or terminal net income, which was calculated by growing Progress Energy’s 2014E net income from the Progress Energy Projections by the compounded annual EPS growth rate from the fiscal years ending 2012 to 2014 which were based on the Progress Energy Projections and adding to it the net debt as of December 31, 2014 from the Progress Energy Projections. The range of after-tax discount rates of 5.86% to 6.86% was selected based on an analysis of the weighted average cost of capital of Progress Energy and its comparable companies. Barclays Capital then calculated a range of implied equity values per share of Progress Energy common stock by subtracting net debt as of September 30, 2010 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the number of issued and outstanding shares of Progress Energy common stock.

To calculate the estimated enterprise value of Duke Energy as of December 31, 2010 using the discounted cash flow method, Barclays Capital added (i) the present value of Duke Energy’s projected after-tax unlevered free cash flows for fiscal years 2011 through 2014 based on Duke Energy Projections to (ii) the present value of the “terminal value” of Duke Energy as of December 31, 2014, which present values were discounted using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by tax-affecting earnings before interest and tax expense and adding back depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital, deferred taxes and other operating cash flows not reflected on the income statement. The residual value of Duke Energy at the end of the forecast period, or “terminal value,” was estimated by averaging the enterprise values calculated by (x) applying a range of terminal value multiples based on 2011E EBITDA multiples of the companies in the selected comparable company analysis of 7.6x to 8.6x to a terminal EBITDA, which was the 2015E EBITDA from the Duke Energy Projections and (y) applying a range of terminal value multiples based on 2011E net income multiples of the companies in the selected comparable company analysis of 12.4x to 13.4x to a terminal net income, which was the 2015E net income from the Duke Energy Projections and adding to it the net debt as of December 31, 2014 from the Duke Energy Projections. The range of after-tax discount rates of 6.01% to 7.01% was selected based on an analysis of the weighted average cost of capital of Duke Energy and the comparable companies. Barclays Capital then calculated a range of implied equity values per share of Duke Energy common stock by subtracting estimated net debt as of September 30, 2010 from the estimated enterprise value using the discounted cash flow method and dividing such amount by the number of issued and outstanding shares of Duke Energy common stock.

Based on the range of implied equity values per share calculated in the Progress Energy discounted cash flow analysis and Duke Energy discounted cash flow analysis Barclays Capital calculated a range of implied exchange ratios for Progress Energy common stock to Duke Energy common stock. The following table reflects the results of this analysis as compared to the exchange ratio in the merger agreement of 2.6125x:

Discounted Cash Flow Analysis
Implied Exchange Ratio	2.0203x – 3.0418x

Sum-of-the-Parts Analysis. Given the different natures of the businesses in which Progress Energy and Duke Energy participate, Barclays Capital also analyzed each company as the sum of its constituent businesses, or as the “sum-of-the-parts,” and performed a discounted cash flow analysis on each of its constituent operating business segments. For each company’s corporate segment Barclays Capital used comparable companies’ analysis by applying various multiples to selected financial measures of the corporate segments based on the Progress Energy Projections and the Duke Energy Projections.

Projected after-tax unlevered free cash flows for the operating business segments were calculated by tax-affecting earnings before interest and tax expense and adding back depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital, deferred taxes and other operating cash flows not reflected on the income statement. The projected after-tax unlevered free cash flows and range of terminal values (as of December 31, 2014), consistent with the discounted cash flow methodology described previously, were then discounted to present values as of December 31, 2010 using a range of discount rates which along with the terminal EBITDA and net income multiples were selected by Barclays Capital based on Progress Energy and Duke Energy’s respective sets of comparable companies including comparable sets of gas liquid distribution companies, independent power producer companies, Latin America power companies and renewable energy companies.

For the Progress Energy sum-of-the-parts analysis, Barclays Capital performed discounted cash flow analyses on the following business units with the noted assumptions and considerations.

•

Regulated Entities. For each of the following Progress Energy regulated utility subsidiaries, Progress Energy Carolinas and Progress Energy Florida, which are utility businesses with transmission, distribution and generation operations, Barclays Capital calculated the present enterprise values based on a selected terminal EBITDA multiple range of 7.7x to 8.7x and a terminal net income multiple range of 12.8x to 13.8x, and the weighted average cost of capital of 5.86% to 6.86% all based on the selected set of comparable companies for Progress Energy.

•

Tax Credits. To value the cash flows derived from the Progress Energy Tax Credit program, the Tax Credits for the fiscal years 2011 through 2016 based on the Progress Energy Projections were discounted to December 31, 2010 at a weighted average cost of capital of 5.86% to 6.86% based on an analysis of the weighted average cost of capital of Progress Energy and its set of comparable companies.

•

Corporate. For unallocated corporate-level expenses and other corporate items, Barclays Capital calculated an enterprise value for this segment by applying a range of multiples to the 2011E EBITDA attributable to this segment based on the Progress Energy Projections. The EBITDA range used was 7.7x to 8.7x.

•

Barclays Capital then calculated a range of implied equity values per share of Progress Energy common stock by subtracting estimated consolidated net debt as of September 30, 2010 from the consolidated estimated enterprise value derived using the sum-of-the-parts discounted cash flow method and dividing such amount by the number of issued and outstanding shares of Progress Energy common stock.

For the Duke Energy discounted cash flow analysis, Barclays Capital performed discounted cash flow analyses on the following business units with the noted assumptions and considerations.

•

Regulated Entities. For each of the following Duke Energy regulated business units, Duke Energy Carolinas, Duke Energy Indiana, Duke Energy Ohio and Duke Energy Kentucky, Barclays Capital calculated the present enterprise values based on the following assumptions. For Duke Energy Carolinas and Duke Energy Indiana, which are utility businesses with transmission, distribution and generation operations, the terminal EBITDA multiple range used was 7.7x to 8.7x, the terminal net income multiple range used was 12.8x to 13.8x and the weighted average cost of capital was 5.86% to 6.86% all based on the selected set of comparable companies for Progress Energy as opposed to the more integrated regulated and non regulated set of comparable companies selected for Duke Energy. For Duke Energy Ohio, which is a utility business with electric transmission, distribution and generation operations as well as natural gas distribution operations, the terminal EBITDA multiple range used was 7.8x to 8.8x, the terminal net income multiple range used was 14.0x to 15.0x and the weighted average cost of capital was 5.86% to 6.86% all based on the average of comparable companies for Progress Energy and selected Gas LDC companies. For Duke Energy Kentucky, which is a utility business with electric transmission, distribution and generation operations as well as natural gas distribution operations, the terminal EBITDA multiple range used was 7.8x to 8.8x, the terminal net income multiple range used was 13.5x to 14.5x and the weighted average cost of capital was 5.86% to 6.86% all based on an average of the set of comparable companies for Progress Energy and selected gas liquid distribution companies.

•

Duke Midwest Generation. For Duke Energy’s unregulated business unit, Duke Midwest Generation, Barclays Capital calculated the present enterprise values based on a selected terminal EBITDA multiple range of 7.6x to 8.6x and the weighted average cost of capital of 8.20% to 9.20% all based on a selected set of comparable independent power producer companies.

•

Duke Energy International. For Duke Energy’s international business unit, Duke Energy International, Barclays Capital calculated the present enterprise values based on a selected terminal EBITDA multiple range of 6.5x to 7.5x and the weighted average cost of capital of 8.77% to 9.77% all based on a selected set of comparable Latin American power companies.

•

Duke Energy Generation. For Duke Energy’s primarily renewable energy business unit, Duke Energy Generation, Barclays Capital calculated the present enterprise values based on a selected terminal EBITDA multiple range of 8.5x to 9.5x and the weighted average cost of capital was 7.37% to 8.37% all based on a selected set of comparable renewable energy companies.

•

Corporate. For unallocated corporate-level expenses and other corporate items, Barclays Capital calculated a value for this segment by applying a range of multiples to the 2011E EBITDA attributable to this segment based on the Duke Energy Projections. The EBITDA range used was 7.6x to 8.6x based on the selected set of comparable companies for Duke Energy.

Barclays Capital then calculated a range of implied equity values per share of Duke Energy common stock by subtracting estimated consolidated net debt as of September 30, 2010 from the consolidated estimated enterprise value derived using the sum-of-the-parts discounted cash flow method and dividing such amount by the number of issued and outstanding shares of Duke Energy common stock.

Based on the range of implied equity values per share calculated in the Progress Energy sum-of-the-parts analysis and the Duke Energy sum-of-the-parts analysis Barclays Capital calculated a range of implied exchange ratios for Progress Energy common stock to Duke Energy common stock. The following table reflects the results of this analysis as compared to the exchange ratio in the merger agreement of 2.6125x:

Sum-of-the-Parts Analysis
Implied Exchange Ratio	1.9793x – 3.0643x

52 Week Low/High Analysis. Barclays Capital reviewed for informational purposes the 52-week low and 52-week high prices of Progress Energy common stock and Duke Energy common stock as of January 5, 2011 and calculated the implied exchange ratio by dividing the 52-week low price for the Progress Energy common stock by the 52-week high price for Duke Energy common stock for the low end of the range and dividing the 52-week high price for Progress Energy common stock by the 52-week low price for Duke Energy common stock for the high end of the range. The following table reflects the results of the analysis, as compared to the exchange ratio in the merger agreement of 2.6125x:

52-week Low/High
Implied Exchange Ratio	1.9914x – 2.9483x

Research Price Targets Analysis. Barclays Capital considered publicly available research per share price targets for Progress Energy common stock and Duke Energy common stock provided by equity research firms and calculated the implied exchange ratio range by dividing the lowest price target for Progress Energy common stock by the highest price target for Duke Energy common stock for the low end of the range and dividing the highest price target for Progress Energy common stock by the lowest price target for Duke Energy common stock for the high end of the range. The price targets published by the equity research firms do not necessarily reflect current market trading prices for Progress Energy common stock and Duke Energy common stock and these estimates are subject to uncertainties, including the future financial performance of Progress Energy and Duke Energy and future financial market conditions. The following table reflects the results of the analysis, as compared to the exchange ratio in the merger agreement of 2.6125x:

Research Estimates
Implied Exchange Ratio	2.1053x – 2.9375x

General. Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Progress Energy board of directors selected Barclays Capital because of its familiarity with Progress Energy and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the merger.

Barclays Capital is acting as financial advisor to Progress Energy in connection with the merger. As compensation for its services in connection with the merger, Progress Energy paid Barclays Capital a fee of $5,000,000 upon the delivery of Barclays Capital’s opinion. In addition, Progress Energy has agreed to reimburse Barclays Capital for its reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Barclays Capital for certain liabilities that may arise out of its engagement by Progress Energy and the rendering of Barclays Capital’s opinion. Barclays Capital has performed various investment banking and financial services for Progress Energy and Duke Energy in the past, and expects to perform such services for Progress Energy and Duke Energy in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, Barclays Capital performed the following investment banking and financial services for Progress Energy and Duke Energy: (i) acted as joint lead arranger on the refinancing of Progress Energy’s two principal operating companies’ $750 million revolving credit facilities, each in March 2010, (ii) acted as joint book-runner on a 6.00% $950 million notes offering for Progress Energy in November 2009, (iii) acted as co-manager on a 7.05% $750 million notes offering for Progress Energy in March 2009, (iv) acted as joint book-runner on a 4.30% $450 million first mortgage bond offering for a wholly-owned subsidiary of Duke Energy in June 2010, (v) acted as joint book-runner on a 2.10% $250 million first mortgage bond offering for a wholly-owned subsidiary of Duke Energy in December 2009, (vi) acted as joint book-runner on a 5.45% $450 million first mortgage bond offering for a wholly-owned subsidiary of Duke Energy in March 2009, (vii) acted as joint book-runner on a 6.45% $450 million first mortgage bond offering for a wholly-owned subsidiary of Duke Energy in March 2009, (viii) provided strategic advisory services to Duke Energy and (ix) engaged in various hedging, derivative and other risk management transactions for both Progress Energy and Duke Energy. Progress Energy and its affiliates paid aggregate fees of approximately $5 million to Barclays Capital and its affiliates during the two years preceding the date of Barclays Capital’s opinion.

Barclays Capital and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays Capital and affiliates may actively trade and effective transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Progress Energy and Duke Energy for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Interests of Directors and Executive Officers in the Merger

Interests of Directors and Executive Officers of Duke Energy in the Merger

In considering the recommendation of the Duke Energy board of directors that you vote to approve the reverse stock split proposal, the share issuance proposal and the Duke Energy adjournment proposal, you should be aware that some of Duke Energy’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, those of Duke Energy shareholders generally. The board of directors of Duke Energy was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement, and in recommending the approval of the reverse stock split proposal, the share issuance proposal and the Duke Energy adjournment proposal.

The merger agreement provides that, during any rolling twelve-month period following the date of execution of the merger agreement, Duke Energy may grant discretionary bonus awards to employees (including executive officers) in the form of cash or otherwise, in addition to other payments made in the ordinary course of business consistent with past practice, with an aggregate value not in excess of $20 million.

The merger agreement provides that, during any rolling twelve-month period following the date of execution of the merger agreement, Duke Energy may establish retention and/or project specific bonus plans that (in the aggregate over all such plans) provide for payments to employees not in excess of $15 million.

Following completion of the merger, all 11 members of the Duke Energy board of directors are expected to continue to be directors of Duke Energy and certain executive officers of Duke Energy are expected to continue to be executive officers of Duke Energy, as further described under “—Continuing Board and Management Positions” on page 112.

Upon the completion of the merger, Mr. Rogers will become executive chairman of the Duke Energy board of directors, subject to his ability and willingness to serve. In connection with the execution of the merger agreement, Duke Energy, Diamond Acquisition Corporation and Mr. Rogers executed a term sheet pursuant to which the parties agreed to amend Mr. Rogers’ existing employment agreement in certain respects to reflect the merger agreement and to be effective at the time the merger is completed. The term sheet provides that the amended employment agreement will be effective until the later of December 31, 2013 and the second anniversary of the completion of the merger, that Mr. Rogers will not have the right to terminate employment for “good reason” as a result of the change in duties and responsibilities and that Mr. Rogers’ current compensation and benefits will be maintained through December 31, 2013 and may be amended at that time by the Compensation Committee of the Duke Energy board of directors to specify the compensation payable to Mr. Rogers if he remains executive chairman of the Duke Energy board of directors after December 31, 2013.

Interests of Directors and Executive Officers of Progress Energy in the Merger

In considering the recommendation of the Progress Energy board of directors that you vote to approve the merger proposal and the Progress Energy adjournment proposal, you should be aware that Progress Energy’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, those of Progress Energy’s shareholders generally. The board of directors of Progress Energy was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in adopting the merger agreement and in recommending the approval of the merger proposal and the Progress Energy adjournment proposal.

Continuing Service. The merger agreement provides that, following completion of the merger, the combined company’s board of directors will include seven directors designated by Progress Energy (after consultation with Duke Energy). Subsequent to the date the merger agreement was executed, Mr. Johnson, John D. Baker II, Harris E. DeLoach, Jr., James B. Hyler, Jr., E. Marie McKee, Carlos A. Saladrigas and Theresa M. Stone were named by the Progress Energy board of directors to serve on the combined company’s board of directors. Mr. Johnson, the current chairman, president and chief executive officer of Progress Energy, will serve as the president and chief executive officer of Duke Energy upon the completion of the merger, subject to his ability and willingness to serve. We also expect Mr. Lyash, the current executive vice president for energy supply of Progress Energy, to lead energy supply of Duke Energy, Mr. McArthur, the current executive vice president, general counsel and corporate secretary of Progress Energy, to lead regulated utilities of Duke Energy, Mr. Mulhern, the current senior vice president and chief financial officer of Progress Energy, to serve as the chief administrative officer of Duke Energy, and Mr. Yates, the president and chief executive officer of PEC, to lead customer operations of Duke Energy. The employment agreements of each of these executive officers, other than Mr. Johnson, will continue in full force and effect after completion of the merger. See “—Continuing Board and Management Positions” beginning on page 112.

Discretionary Bonuses and Bonus Plans. The merger agreement provides that, during any rolling twelve-month period following the date of execution of the merger agreement, Progress Energy may grant discretionary bonus awards to employees in the form of cash or otherwise, or establish retention and/or project specific bonus plans, in addition to other payments made in the ordinary course of business consistent with past practice, with an aggregate value of no more than $20 million. See “—Continuing Board and Management Positions” beginning on page 112.

Equity Compensation Awards. Any outstanding Progress Energy equity awards, including options, restricted stock, restricted stock units, phantom shares and performance shares will be converted into Duke Energy equity awards, with generally the same terms and conditions, including vesting, as described under the heading “— Effect on Awards Outstanding Under Progress Energy Stock Plans” beginning on page 119.

Employment Agreement between Duke Energy and William D. Johnson. Upon the completion of the merger, Mr. Johnson, the chairman, president and chief executive officer of Progress Energy, will become president and chief executive officer of Duke Energy. In connection with the execution of the merger agreement, Duke Energy, Diamond Acquisition Corporation and Mr. Johnson executed a term sheet in which the parties agreed to enter into a new employment agreement. Mr. Johnson’s term sheet provides that the employment agreement will be effective upon completion of the merger and will be substantially similar to the form of the employment agreement for the current chief executive officer of Duke Energy, other than as follows. The term sheet provides for a three-year term of employment commencing upon completion of the merger. Mr. Johnson will receive an annual base salary of $1,100,000 and will be eligible to participate in Duke Energy’s incentive plans, including the Duke Energy short-term incentive plan at a target opportunity of 125% and the Duke Energy long-term incentive plan at a target opportunity of 500%. Mr. Johnson will be entitled to employee benefits as determined by the compensation committee of the Duke Energy board of directors from time to time. The compensation committee of the Duke Energy board of directors reserves the discretion to increase Mr. Johnson’s compensation to appropriately reflect any changes in compensation benchmarking data as a result of any delay between the date of the term sheet and the effective time of the merger. Any such increase will take into account the compensation provided to chief executive officers at companies similar to Duke Energy. If Mr. Johnson’s employment is involuntarily terminated without “cause” or he resigns for “good reason” on or prior to the second anniversary of, the completion of the merger, he will be entitled to severance equal to the benefits provided under the Progress Energy Management Change-In-Control Plan, or Progress Energy CIC Plan, except that no tax gross-up will be provided. If his employment is involuntarily terminated without “cause” or he resigns for “good reason” following the second anniversary of, but prior to the third anniversary of, the completion of the merger, he will be entitled to the severance benefits provided under his current employment agreement with Progress Energy. For purposes of determining whether Mr. Johnson has “good reason” to resign or a “constructive termination” has occurred, his required relocation to Charlotte, North Carolina, any changes to his positions, duties and responsibilities in connection with his acceptance of the new position with Duke Energy and any changes to his total incentive compensation opportunity following the merger under all applicable incentive plans, in each case as provided in his term sheet, will be disregarded.

Management Change-in-Control Benefits. Executive officers of Progress Energy will not receive any compensation solely on account of the completion of the merger. As described above, outstanding options to purchase shares of Progress Energy common stock and outstanding awards of restricted stock, restricted stock units and performance shares will be converted into Duke Energy common stock options and other awards that will remain subject to the original vesting requirements under the applicable Progress Energy plan, i.e., the vesting of the options and other awards will not be accelerated on account of the completion of the merger.

The outstanding annual incentive awards of executive officers of Progress Energy also will remain subject to the original vesting requirements and will remain subject to performance criteria. As soon as practicable after the completion of the merger, the compensation committee of the Duke Energy board of directors will adjust the original performance criteria for such awards as it determines is appropriate and equitable to reflect the merger, Progress Energy’s performance prior to completion of the merger and the performance criteria of awards made to similarly situated Duke Energy employees.

Executive officers will not receive additional compensation or benefits under their employment agreements or the Progress Energy CIC Plan solely on account of the completion of the merger. Executive officers will be entitled to severance benefits under the Progress Energy CIC Plan if their employment is terminated without “cause” or they resign with “good reason” within 24 months after completion of the merger. The eligibility of certain Progress Energy executive officers to receive the Progress Energy CIC Plan benefits is limited by the following:

•

Messrs. Johnson, Yates, Lyash, McArthur and Mulhern are expected to assume new positions with Duke Energy effective upon completion of the merger. Thus, we do not expect that these executives’ employment will be terminated in connection with the completion of the merger.

•

Mr. Johnson has waived his right to resign with “good reason,” and receive Progress Energy CIC Plan benefits or to assert a “constructive termination” under his existing employment agreement, on account of (a) his required relocation to Charlotte, North Carolina, (b) any changes to his positions, duties and responsibilities in connection with his acceptance of the new position with Duke Energy or (c) any changes to his total incentive compensation opportunity under all applicable incentive plans following the merger, in each case as provided in his term sheet. Thus, Mr. Johnson cannot claim entitlement to those benefits because of the change in the location of his principal office, any changes to his positions, duties and responsibilities in connection with his acceptance of the new position with Duke Energy or changes to his total incentive compensation opportunity under all applicable incentive plans. In addition, as discussed above, Mr. Johnson’s term sheet specifies that following the completion of the merger he will not be eligible for a tax gross-up on any severance payment he receives. Other than as specified above, Mr. Johnson will retain his right to claim “good reason” to resign under the Progress Energy CIC Plan.

•	Each of Messrs. Yates, Lyash, McArthur and Mulhern has entered into a letter agreement with Duke Energy to waive the right to resign with “good reason,” and receive the Progress Energy CIC Plan benefits or to assert a “constructive termination” under the executive’s employment agreement, on account of (a) a required relocation to Charlotte, North Carolina, (b) a change in his position, duties or responsibilities in connection with his acceptance of the new position with Duke Energy or (c) a reduction in his total incentive compensation opportunity by virtue of his participation in Duke Energy’s incentive compensation plans (provided that his target incentive compensation opportunity is substantially similar to that of similarly situated Duke Energy executives). Thus, Messrs. Yates, Lyash, McArthur and Mulhern cannot claim entitlement to Progress Energy CIC Plan benefits or severance benefits under such officer’s employment agreements upon a resignation following the merger for any of these reasons.

Although each of the named executive officers has waived significant rights to payment upon termination following the completion of the merger, the executives will retain rights to payment upon termination under other specific circumstances. Each of Messrs. Mulhern, Lyash, Yates and McArthur will still have the right to resign for “good reason” under the Progress Energy CIC Plan or to assert a “constructive termination” under his employment agreement on account of (i) the relocation of such officer to a location other than Charlotte, North Carolina, (ii) a change in such executive officer’s position, duties or responsibilities not in connection with his acceptance of the new position with Duke Energy or (iii) solely with respect to a resignation for “good reason” under the Progress Energy CIC Plan, a reduction in such executive officer’s incentive compensation opportunity such that his or her target incentive compensation opportunity is not substantially similar to that of similarly situated executives of Duke Energy or if such reduction is in addition to any changes related to becoming a participant in Duke Energy’s incentive compensation plans following the completion of the merger. In the event that the executive officer’s employment is involuntarily terminated without “cause” or the named executive officer terminates his employment for “good reason” (as each term is defined in the Progress Energy CIC Plan, as modified by the waivers described above) within twenty-four months after completion of the merger, the executive officer will be entitled to the following benefits(1):

	Tier I	Tier II
Eligible Positions	Chief Executive Officer, Chief Operating Officer, Presidents and Executive Vice Presidents	Senior Vice Presidents

Cash Severance(2)	300% of base salary and annual incentive	200% of base salary and annual incentive

Health & Welfare Coverage Period	Coverage up to 36 months	Coverage up to 24 months

Gross-ups	Full gross-up of excise tax	Conditional gross-up of excise tax

Annual Incentive under Progress Energy Management Incentive Compensation Plan	Participant is entitled to 100% of target incentive if employment is terminated within coverage period after change in control.

Restricted Stock	Restrictions are fully waived on all outstanding grants to participant if employment is terminated during coverage period (unless outstanding awards are not assumed by the acquiring company in which case they would vest at change in control).

Performance Shares	Participant’s outstanding awards vest (at the target level) as of the termination date (unless outstanding awards are not assumed by the acquiring company in which case they would vest at change in control).

	Tier I	Tier II
Stock Options	Participant’s unvested awards if assumed by acquiring company would vest according to their normal schedule; otherwise the awards would vest if employment is terminated during coverage period after the change in control (there are no unvested stock option awards currently outstanding).

Supplemental Senior Executive Retirement Plan (SERP)	Participant shall be deemed to have met minimum service requirements for benefit purposes, and participant shall be entitled to payment of benefit under the SERP.

Deferred Compensation	Participant entitled to payment of accrued benefits in all accrued nonqualified deferred compensation plans.
(1)	Benefits payable under the Progress Energy CIC Plan will be paid in lieu of any benefits payable under the relevant executive’s employment agreement. As such, only benefits available under the Progress Energy CIC Plan are set forth in the table.
(2)	The cash severance payment will be equal to the sum of the applicable percentage of annual base salary and the greater of the average of the participant’s annual incentive award for the three years immediately preceding the participant’s employment termination date, or the participant’s target annual incentive award for the year the participant’s employment with the company terminates.

Based on compensation and benefits levels in effect on December 31, 2010 and assuming that the merger is completed and that each executive experiences a qualifying termination of employment prior to the second anniversary of completion of the merger, (i) Messrs. Mulhern, Lyash, Yates and McArthur will be entitled to receive, respectively, approximately $5,170,754, $6,604,047, $6,996,956 and $9,275,815 in cash and other benefits under Progress Energy CIC Plan, (ii) Mr. Johnson will be entitled to receive approximately $18,193,642 and (iii) the eleven Progress Energy executive officers, as a group, will be entitled to receive approximately $70,341,218, in the aggregate (which includes the amounts payable to our named executive officers in clauses (i) and (ii) above). Mr. Johnson will be entitled to receive 2.99 times his then current annual base salary and the costs of continued coverage under certain health and welfare benefit plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 for up to 18 months after termination of employment if his employment is terminated following the second anniversary but prior to the third anniversary of the completion of the merger, or approximately $2,984,782. The actual amounts payable will vary depending on, among other things, the timing of the completion of merger and any qualifying termination, the amount of salary and bonuses being earned by the executives at that time and various other assumptions.

Indemnification and Insurance. The merger agreement provides that, following the completion of the merger, Progress Energy will indemnify and hold harmless each director or officer of Progress Energy, or any of its subsidiaries as of the time of the merger agreement or any person who becomes such a director or officer prior to the completion of the merger, against losses relating to such role to the fullest extent permitted by law. Duke Energy will also maintain the directors’ and officers’ liability (and fiduciary) insurance policies maintained by Progress Energy as of the time of the merger agreement for six years following the completion of the merger, subject to certain limitations on the amount of premiums payable under such policies. See “— Indemnification and Insurance” beginning on page 113.

SERP. On the date the merger agreement was executed, the Amended and Restated Supplemental Senior Executive Retirement Plan of Progress Energy, Inc., or SERP, provided that an executive is eligible to participate in the SERP after serving three years as a Senior Vice President or above and after completing ten years of service with Progress Energy and its affiliates. All of Progress Energy’s executive officers, other than Mr. McArthur, satisfied the SERP eligibility requirements before the date the merger agreement was executed. The merger agreement requires Progress Energy to amend the SERP to provide that participation in the SERP will be limited to the ten members of the Progress Energy Senior Management Committee on the date the merger agreement was executed. Accordingly, on March 16, 2011, the Progress Energy board of directors amended the

SERP to provide that no individual, other than the ten members of the Progress Energy Senior Management Committee on the date the merger agreement was executed, may be eligible to participate in the SERP and to clarify that all service with Progress Energy and its affiliates, including Duke Energy and its affiliates after completion of the merger, by the ten members of the Progress Energy Senior Management Committee on the date the merger agreement was executed, will be treated as service as a Senior Vice President or above for purposes of meeting the SERP’s eligibility requirements.

Other Interests. One member of the board of directors of Progress Energy is an employee of J.P. Morgan, which firm acted as financial advisor to Duke Energy with respect to the merger. Such member has informed the board of directors of Progress Energy that he did not have any involvement in J.P. Morgan’s engagement with Duke Energy in connection with the merger, and that his compensation would not be directly related to that engagement.

Continuing Board and Management Positions

The merger agreement provides that Duke Energy will increase the size of its board of directors to 18 directors upon completion of the merger. The board will consist of 11 directors designated by Duke Energy and seven directors designated by Progress Energy. Duke Energy expects that each of its 11 current directors will continue serving on the Duke Energy board upon the completion of the merger, subject in each case to such director’s ability and willingness to serve. Progress Energy expects that the following current members of its board of directors will serve on the board of directors of Duke Energy, subject to such individuals’ ability and willingness to serve: Mr. Johnson, John D. Baker II, Harris E. DeLoach, Jr., James B. Hyler, Jr., E. Marie McKee, Carlos A. Saladrigas and Theresa M. Stone. Standing committees of the board of directors of Duke Energy will consist of Duke Energy’s existing standing committees with the addition of a Regulatory Policy and Operations Committee. At least one individual designated by Progress Energy will serve on each committee upon completion of the merger. Duke Energy and Progress Energy agreed that in determining committee assignments, Duke Energy will take into account, among other things, the skills and expertise of the directors, the needs of the committees, and the goal that committee workloads be distributed reasonably among the full Duke Energy board of directors. The merger agreement provides that Progress Energy will designate the chairs of the Compensation Committee and the Audit Committee and Duke Energy will designate the chairs of each other committee of the Duke Energy board, in each case following reasonable consultation with the other party and subject to such individuals’ ability and willingness to serve. Duke Energy will designate an individual to serve as the lead independent director of Duke Energy, following reasonable consultation with Progress Energy and subject to such individual’s ability and willingness to serve. Duke Energy has also agreed, prior to the completion of the merger, to amend its Principles for Corporate Governance to provide that the normal retirement date for directors will be the annual shareholders meeting held in the calendar year following the calendar year in which such director reaches the age of 71.

If any director designated by Duke Energy or Progress Energy is unable or unwilling to serve as a director, lead director, or committee chair of Duke Energy as of the completion of the merger, the merger agreement provides that the party that designated such individual will designate a replacement, following reasonable consultation with the other party. Any replacement for the lead director position as of the completion of the merger will be from among the individuals designated by Duke Energy to serve on the Duke Energy board after the completion of the merger.

The merger agreement provides that Mr. Johnson will serve as the president and chief executive officer of Duke Energy and Mr. Rogers will serve as the executive chairman of the board of directors of Duke Energy, in each case as of the completion of the merger and subject to such individual’s ability and willingness to serve. In the event either Mr. Johnson or Mr. Rogers is unable or unwilling to serve in such capacity, the parties agreed in the merger agreement to confer and mutually designate a replacement. In addition to the duties of the chairman of the board of directors attendant to such position set forth in the by-laws of Duke Energy, Mr. Rogers will have responsibility for supporting the selection of new members of the board of directors of Duke Energy, assisting in setting the agenda for the board of directors of Duke Energy, playing an active role in national and state governmental relations in coordination with the chief executive officer, providing input on public policy decisions, acting as the spokesman on certain public policy initiatives, including national and international policy and global initiatives, providing input on the selection of the executive management team and representing the board of directors of Duke Energy to the public. In his capacity as president and chief executive officer, Mr. Johnson will have all duties customary to such position, including developing the strategic plan for Duke Energy, developing and communicating the vision and mission for Duke Energy, developing public policy positions for Duke Energy, selecting the executive management team with the input of the executive chairman, developing an annual budget for approval by the Duke Energy board of directors, driving the strategic financial and operational results of Duke Energy and representing Duke Energy to the public and investors.

We expect the following individuals to be the senior officers of Duke Energy upon completion of the merger, subject to such individuals’ ability and willingness to serve:

•	Lynn J. Good, currently group executive and chief financial officer of Duke Energy, will continue as chief financial officer;

•	Dhiaa M. Jamil, currently group executive, chief generation officer and chief nuclear officer of Duke Energy, will lead nuclear generation;

•	Jeffrey J. Lyash, currently executive vice president of energy supply of Progress Energy, will lead energy supply;

•	Marc E. Manly, currently group executive, chief legal officer and corporate secretary of Duke Energy, will be general counsel and corporate secretary;

•	John R. McArthur, currently executive vice president, general counsel and corporate secretary of Progress Energy, will lead regulated utilities;

•	Mark F. Mulhern, currently senior vice president and chief financial officer of Progress Energy, will be chief administrative officer;

•	B. Keith Trent, currently group executive and president of commercial businesses of Duke Energy, will lead commercial businesses;

•	Jennifer L. Weber, currently group executive—human resources and corporate relations of Duke Energy, will lead human resources; and

•	Lloyd M. Yates, currently president and chief executive officer of Progress Energy Carolinas, will lead customer operations.

If any of the foregoing individuals is unable or unwilling to serve in such officer positions, Duke Energy and Progress Energy agreed in the merger agreement that they will confer and mutually appoint other individuals to serve in such officer positions.

Indemnification and Insurance

The merger agreement provides that, following the completion of the merger, Progress Energy will indemnify and hold harmless each director or officer of Progress Energy, or any its subsidiaries as of the time of the merger agreement or any person who becomes such a director or officer prior to the completion of the merger, against losses relating to such role to the fullest extent permitted by law. Duke Energy will also maintain the directors’ and officers’ liability (and fiduciary) insurance policies maintained by Progress Energy as of the time of the merger agreement for six years following the completion of the merger, subject to certain limitations on the amount of premiums payable under such policies. In lieu of such insurance, Progress Energy may, prior to the completion of the merger, purchase a prepaid “tail” directors’ and officers’ liability (and fiduciary) insurance policy for Progress Energy and its current and former directors and officers who are currently covered by the liability (and fiduciary) insurance coverage currently maintained by Progress Energy on terms and conditions no less advantageous to such directors and officers, subject to certain limitations on the cost of such “tail” policy.

Listing of Duke Energy Common Stock

Duke Energy agreed in the merger agreement to use its reasonable best efforts to cause the shares of Duke Energy common stock issuable to former holders of Progress Energy common stock in the merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date of the merger agreement and in any event prior to the completion of the merger.

Dividends

The parties agreed in the merger agreement that during the period until the completion of the merger, Progress Energy will not increase its $0.62 per share regular quarterly cash dividend without the prior written consent of Duke Energy and Duke Energy may increase its then current $0.245 regularly quarterly cash dividend to $0.25 per share without the prior written consent of Progress Energy commencing with the regular quarterly dividend that would be payable with respect to the second quarter of 2011 and to $0.255 per share without the prior written consent of Progress Energy commencing with the regular quarterly dividend that would be payable with respect to the second quarter of 2012.

After the merger, Duke Energy currently expects to pay dividends in an amount consistent with the dividend policy of Duke Energy in effect prior to the completion of the merger. The payment of dividends by Duke Energy, however, will be subject to approval and declaration by the Duke Energy board of directors and will depend on a variety of factors, including business, financial and regulatory considerations and the amount of dividends paid to it by its subsidiaries. See “Risk Factors—Duke Energy cannot assure you that it will be able to continue paying dividends at the current rate.” For additional information on the treatment of dividends under the merger agreement, see “The Merger Agreement—Covenants of Duke Energy and Progress Energy.”

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) who exchange their Progress Energy common stock for Duke Energy common stock in the merger. The discussion which follows is based on the Code, Treasury Regulations issued under the Code, and judicial and administrative interpretations thereof, all as in effect as of the date of this document, all of which are subject to change at any time, possibly with retroactive effect. The discussion addresses the material U.S. federal income tax consequences only to a beneficial owner of Progress Energy common stock who is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia, or a trust over which a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. holder”). In addition, the discussion applies only to a U.S. holder who holds Progress Energy common stock as a capital asset within the meaning of Section 1221 of the Code. The discussion assumes that the merger will be completed in accordance with the merger agreement. This summary is not a complete description of all of the consequences of the merger, and, in particular, may not address U.S. federal income tax considerations applicable to Progress Energy shareholders subject to special treatment under U.S. federal income tax law, including, without limitation:

•	financial institutions or insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	real estate investment trusts or regulated investment companies;

•	U.S. expatriates;

•	shareholders who are subject to alternative minimum tax;

•	shareholders who are not citizens or residents of the United States;

•	pass-through entities or investors in such entities;

•	dealers or brokers in securities or foreign currencies;

•	shareholders who hold individual retirement or other tax-deferred accounts;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	shareholders who hold Progress Energy common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction; or

•	shareholders who acquired their shares of Progress Energy common stock pursuant to the exercise of employee stock options or otherwise as compensation.

In addition, tax consequences under state, local and foreign laws or under U.S. federal laws other than U.S. federal income tax laws are not addressed in this document.

Progress Energy shareholders are strongly urged to consult with their own tax advisors regarding the tax consequences of the merger to them, including the effects of U.S. federal, state, local, foreign and other tax laws.

It is a condition to the obligation of Progress Energy to complete the merger that Progress Energy receive a written opinion from Hunton & Williams LLP, counsel to Progress Energy, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” under Section 368(a) of the Code. The condition relating to that opinion is not waivable by Progress Energy after receipt of the Progress Energy shareholder approval unless further shareholder approval is obtained with appropriate disclosure. It is a condition to the obligation of Duke Energy to effect the merger that Duke Energy receive a written opinion from Wachtell, Lipton, Rosen & Katz, counsel to Duke Energy, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” under Section 368(a) of the Code. The condition relating to that opinion is not waivable by Duke Energy after receipt of the Duke Energy shareholder approval unless further shareholder approval is obtained with appropriate disclosure. Neither Progress Energy nor Duke Energy intends to waive their closing condition. In addition, in connection with the effective registration statement, each of Hunton & Williams LLP and Wachtell, Lipton, Rosen & Katz has delivered an opinion to Progress Energy and Duke Energy, respectively, to the same effect as the opinions described above and to the effect that a U.S. holder of Progress Energy common stock whose shares of Progress Energy common stock are converted into the right to receive shares of Duke Energy common stock in the merger generally will not recognize gain or loss, except to the extent of cash, if any, received in lieu of a fractional share of Duke Energy common stock. The opinions will rely on assumptions, representations and covenants, which may include assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement and representations contained in representation letters of officers of Duke Energy, Progress Energy and Merger Sub. If any of those assumptions, representations or covenants is inaccurate, counsel may be unable to render the required opinion and the tax consequences of the merger could differ from those discussed here. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service, which we refer to as the IRS, or any court, nor does it preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the U.S. federal income tax consequences of the merger.

As a result of the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes, in general:

•

a U.S. holder whose shares of Progress Energy common stock are converted into the right to receive shares of Duke Energy common stock will not recognize gain or loss, except to the extent of cash, if any, received in lieu of a fractional share of Duke Energy common stock;

•

a U.S. holder’s aggregate tax basis in shares of Duke Energy common stock received in the merger, including any fractional share interests deemed received and exchanged as described below will equal the aggregate tax basis of the Progress Energy common stock converted into the right to receive shares of Duke Energy common stock;

•

a U.S. holder’s holding period for shares of Duke Energy common stock received in the merger will include the U.S. holder’s holding period for the shares of Progress Energy common stock converted into the right to receive shares of Duke Energy common stock; and

•

a U.S. holder who receives cash in lieu of a fractional share of Duke Energy common stock in the merger will be treated as having received a fractional share in the merger and then as having received the cash in exchange for the fractional share and should generally recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of the fractional share and the U.S. holder’s tax basis allocable to such fractional share. Any such capital gain or loss will be a long-term capital gain or loss if the Progress Energy common stock converted into the right to receive the fractional share of Duke Energy common stock was held for more than one year at the time of the merger.

U.S. holders who hold their Progress Energy common stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Duke Energy common stock received in the merger.

Information Reporting and Backup Withholding

U.S. holders may be subject to information reporting and backup withholding on any cash payments they receive in the merger. U.S. holders generally will not be subject to backup withholding, however, if they:

•

furnish a correct taxpayer identification number, certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal that they receive and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that they are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, provided such U.S. holder timely furnishes the required information to the IRS.

The discussion of material U.S. federal income tax consequences set forth above is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are contingent upon, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the merger and does not address the tax consequences of any transaction other than the merger.

Progress Energy shareholders are strongly urged to consult with their own tax advisors regarding the tax consequences of the merger to them, including the effects of U.S. federal, state, local, foreign and other tax laws.

Legal Proceedings

Progress Energy, its directors, Duke Energy and Diamond Acquisition Corporation have been named as defendants in eleven purported class action lawsuits with ten lawsuits brought in the Superior Court, Wake County, North Carolina and one lawsuit filed in the United States District Court for the Eastern District of North Carolina, each in connection with the proposed merger (we refer to these lawsuits as the “actions”). The complaints in the actions allege, among other things, that the merger agreement was the product of breaches of fiduciary duty by the individual defendants, in that it allegedly does not provide for full and fair value for Progress Energy’s shareholders; that the merger agreement contains coercive deal protection measures; and that the merger agreement and the merger were approved as a result, allegedly, of improper self-dealing by certain defendants who would receive certain alleged employment compensation benefits and continued employment pursuant to the merger agreement. The complaints in the actions also allege that Progress Energy and/or Duke

Energy and/or Diamond Acquisition Corporation aided and abetted the individual defendants’ alleged breaches of fiduciary duty. Additionally, the complaint in the federal action was amended on April 7, 2011 to include allegations that the defendants violated federal securities laws in connection with statements contained in Duke Energy’s Registration Statement on Form S-4, filed with the SEC on March 17, 2011. As relief, the plaintiffs in the actions seek, among other things, to enjoin completion of the merger. The defendants believe that the allegations of the complaints in the actions are without merit and that they have substantial meritorious defenses to the claims made in the actions.

The actions brought in the Superior Court, Wake County, North Carolina, bear the captions and filing dates listed immediately following this paragraph. These actions have all been designated as Complex Business Cases and assigned to the North Carolina Business Court. In each of these actions, the parties have agreed that the defendants need not move, plead, or otherwise respond to the complaint until thirty days after the plaintiff has filed an amended or consolidated amended complaint, or advised the defendants that it will not be filing such pleadings. Three plaintiffs have filed motions to consolidate the actions, and the first plaintiff to file suit has moved to dismiss the subsequently filed actions on the grounds of abatement. Four plaintiffs have served defendants with discovery requests, and two have filed motions for expedited discovery. Defendants have filed papers in opposition to the motions for expedited discovery and moved for a protective order relieving them of the obligation to respond to the discovery requests. In an order dated March 16, 2011, the court in these cases stated that it had been informed that an agreement had been reached on the issues of lead plaintiff and lead counsel, and directed that a motion be submitted regarding these appointments. On March 22, 2011, the plaintiffs submitted a consent motion designating Interim Lead Plaintiffs’ Counsel, Plaintiffs’ Counsel Executive Committee, and Co-Liaison Counsel. By order dated May 12, 2011, the court scheduled an initial hearing and status conference for June 7, 2011. On May 23, 2011, the plaintiff in Donald E. Welzenbach v. Progress Energy, Inc., et al., case number 11-CVS-000660 referenced below, moved for a dismissal of the action with prejudice, which the court granted by order dated June 17, 2011. Also by order dated June 17, 2011, the court substituted Bells Candy, LLC as plaintiff for Paul Bellikoff in case number 11-CVS-002000.

•	Lorraine Engel v. William D. Johnson, et al., 11-CVS-000646 (filed January 14, 2011)

•	Stephen Bushansky v. Progress Energy, Inc., et al., 11-CVS-000662 (filed January 14, 2011)

•	Donald E. Welzenbach v. Progress Energy, Inc., et al., 11-CVS-000660 (filed January 14, 2011)

•	Pipefitters Local Union #537 Trust Funds v. William D. Johnson, et al., 11-CVS-000739 (filed January l8, 2011)

•	Richard Van Tassell v. Progress Energy, Inc., et al., 11-CVS-000804 (filed January 18, 2011)

•	David Thomas v. Progress Energy, Inc., et al., 11-CVS-000875 (filed January 20, 2011)

•	Ethel Mitchell v. Progress Energy, Inc., et al., 11-CVS-001226 (filed January 27, 2011)

•	Louisiana Municipal Police Employees’ Retirement System v. William D. Johnson, et al., 11-CVS-001339 (filed January 27, 2011)

•	Paul Bellikoff v. William D. Johnson, et al., 11-CVS-002000 (filed February 9, 2011)

•	Harry Stecker v. Progress Energy, Inc., et al., 11-CVS-002302 (filed February 11, 2011)

By order dated June 17, 2011, the court consolidated the state court cases under case number 11-CVS-000730, with the consolidated case caption “In re Progress Energy Shareholder Litigation”, and appointed lead plaintiffs’ counsel and related plaintiffs’ counsel positions. Also on June 17, 2011, the court issued a case management order in the consolidated actions, in order to establish procedures and to set deadlines for matters likely to arise up to and including the hearing date for plaintiffs’ anticipated motion for a preliminary injunction relative to shareholder votes regarding the merger. Among other things, the case management order provides that the parties shall have until July 18, 2011 to conduct all discovery relative to plaintiffs’ anticipated preliminary injunction motion, that plaintiffs shall file such motion no later than July 13, 2011, and that the court will conduct a hearing on such motion on July 29, 2011. On June 21, 2011, plaintiffs filed a verified consolidated amended complaint in the consolidated state court actions, setting forth claims on behalf of a putative class of Progress Energy shareholders, alleging breach of fiduciary duty by the individual Progress Energy director defendants and aiding and abetting breach of fiduciary duty by Progress Energy, Duke Energy, and Diamond Acquisition Corporation. The verified consolidated amended complaint further alleges that the Registration Statement on Form S-4 filed by Duke Energy with the SEC on March 17, 2011, and amendments filed on April 8, April 25, and May 13, 2011 failed to disclose material facts, giving rise to plaintiffs’ claims.

The action brought in the U.S. District Court for the Eastern District of North Carolina bears the caption and filing date listed immediately following this paragraph. The plaintiff in this action has served the defendants with discovery requests. On April 7, 2011, the plaintiff filed an amended complaint that included the allegations of federal securities law violations mentioned above. Given these new allegations this case is now governed by the provisions of the Private Securities Litigation Reform Act. On May 13, 2011, the court entered a consent order extending defendants’ time to move, plead or otherwise respond to the amended complaint until twenty-one days after the earliest of the date that (i) plaintiff has filed a second amended complaint, (ii) plaintiff has advised defendants it will not be filing such pleading or (iii) the court has denied leave to plaintiff to file such pleading.

•	Noah Wolf v. William D. Johnson, et al., Case 5:11-cv-00058-D (filed February 10, 2011)

On March 31, 2011, counsel for Noah Wolf sent a derivative demand letter to Mr. Johnson demanding that the Progress Energy board of directors desist from moving forward with the merger, make certain disclosures, and engage in an auction of the company. On March 31, 2011, the same counsel sent Mr. Johnson a substantially identical derivative demand letter on behalf of purported Progress Energy shareholders Robert Egbert and Debra Egbert.

On April 13, 2011, counsel for Noah Wolf sent another derivative demand letter to Mr. Johnson further demanding that the Progress Energy board of directors desist from moving forward with the merger unless certain changes are made to the merger agreement and additional disclosures are made. On April 13, 2011, the same counsel sent Mr. Johnson a substantially identical derivative demand letter on behalf of purported Progress Energy shareholders Roger Egbert and Debra Egbert.

On April 25, 2011, the Progress Energy board of directors established a special committee of disinterested directors to conduct a review and evaluation of the allegations and legal claims set forth in the derivative demand letters.

Accounting Treatment

Duke Energy prepares its financial statements in accordance with GAAP. The merger will be accounted for by applying the acquisition method, which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. The accounting guidance for business combinations, referred to as ASC 805, provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including: the relative voting rights of the shareholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Based on current Duke Energy board members representing a majority of the board of directors of the combined company, as well as the terms of the merger, with Progress Energy shareholders receiving a premium (as of the date preceding the merger announcement) over the fair market value of their shares on such date, Duke Energy is considered to be the acquirer of Progress Energy for accounting purposes. This means that Duke Energy will allocate the purchase price to the fair value of Progress Energy’s assets and liabilities at the acquisition date, with any excess purchase price being recorded as goodwill.

Dissenters’ or Appraisal Rights of Progress Energy Shareholders

Under the North Carolina Business Corporation Act, holders of Progress Energy common stock will not have any appraisal or dissenters’ rights as a result of the merger.

Principal Corporate Offices

Duke Energy will maintain its current headquarters in Charlotte, North Carolina, following the completion of the merger. Duke Energy will also maintain substantial operations in Raleigh, North Carolina.

Effect on Awards Outstanding Under Progress Energy Stock Plans

Treatment of Progress Energy Employee Stock Options. At the effective time of the merger, each option to purchase shares of Progress Energy common stock that was granted under the Progress Energy employee stock option plans and that is outstanding immediately prior to the effective time of the merger will be converted into an option to acquire a number of shares of Duke Energy common stock equal to the number of shares of Progress Energy common stock subject to the Progress Energy stock option immediately prior to the effective time of the merger multiplied by the exchange ratio, as adjusted to reflect the reverse stock split, rounded down to the nearest whole share of Duke Energy common stock, at a price per share of Duke Energy common stock equal to the price per share under such Progress Energy stock option divided by the exchange ratio, as adjusted to reflect the reverse stock split, rounded up to the nearest cent. Except as described in the preceding sentence, the converted stock option will continue to have the same terms and conditions, including vesting, as were applicable to such stock option prior to the effective time of the merger.

Treatment of Progress Energy Restricted Stock. At the effective time of the merger, each award of restricted shares of Progress Energy common stock outstanding immediately prior to the effective time of the merger will be converted into an award of a number of restricted shares of Duke Energy common stock equal to the number of restricted shares of Progress Energy common stock multiplied by the exchange ratio, as adjusted to reflect the reverse stock split. The converted award otherwise will have the same terms and conditions as were applicable to such award of restricted shares of Progress Energy common stock prior to the effective time of the merger, including vesting.

Treatment of Progress Energy Restricted Stock Units and Phantom Shares. At the effective time of the merger, each award of restricted stock units and phantom shares of Progress Energy common stock will be converted into an award of restricted stock units of Duke Energy common stock equal to the number of restricted stock units or phantom shares, as the case may be, of Progress Energy common stock multiplied by the exchange ratio, as adjusted to reflect the reverse stock split. The converted award otherwise will have the same terms and conditions as were applicable to restricted stock units or phantom shares, as the case may be, of Progress Energy common stock prior to the effective time of the merger, including vesting.

Treatment of Progress Energy Performance Shares. At the effective time of the merger, each award of performance shares of Progress Energy common stock will be assumed and converted into an award of performance shares of Duke Energy common stock equal to the number of performance shares of Progress Energy common stock multiplied by the exchange ratio, as adjusted to reflect the reverse stock split. The performance measurement period for performance shares of Duke Energy common stock issued upon conversion will remain open (such that no payments will be made under the terms of such performance shares solely as a result of or in connection with the merger) and the Duke Energy compensation committee will adjust the performance measures of such performance shares as soon as practicable after the effective time of the merger as it determines is appropriate and equitable to reflect the performance of Progress Energy during the performance measurement period prior to the effective time of the merger, the transactions undertaken pursuant to the merger agreement and the performance measures under awards made to similarly situated Duke Energy employees for the same or comparable performance cycle. Except as described in the preceding sentences, the converted performance shares will continue to have the same terms and conditions, including vesting, as were applicable to such performance shares prior to the effective time of the merger.

Resale of Duke Energy Common Stock

Shares of Duke Energy common stock received in the merger by any Progress Energy shareholder who becomes an “affiliate” of Duke Energy upon or after completion of the merger (such as Progress Energy directors or executive officers who become directors or executive officers of Duke Energy after the merger) may be subject to restrictions on transfer arising under the Securities Act following completion of the merger. This document does not cover resales of shares of Duke Energy common stock received by any person upon completion of the merger, and no person is authorized to make any use of this document in connection with any resale.

REGULATORY MATTERS

To complete the merger, Duke Energy and Progress Energy must obtain approvals or consents from, or make filings with, a number of United States federal and state public utility, antitrust and other regulatory authorities. We describe the material United States federal and state approvals, consents and filings below. Duke Energy and Progress Energy are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the merger other than those we describe below. If additional approvals, consents and filings are required to complete the merger, Duke Energy and Progress Energy contemplate seeking or making such consents, approvals and filings.

Duke Energy and Progress Energy will seek to complete the merger by the end of 2011. Although Duke Energy and Progress Energy believe that they will receive the required consents and approvals described below to complete the merger, we cannot give any assurance as to the timing of these consents and approvals or as to Duke Energy’s and Progress Energy’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary) or that we will obtain such consents or approvals on terms and subject to conditions satisfactory to Duke Energy and Progress Energy.

Hart-Scott-Rodino Antitrust Improvements Act

The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act, which we refer to as the HSR Act, and the related rules and regulations, which provide that certain acquisition transactions may not be completed until required information has been furnished to the Antitrust Division of the Department of Justice and the FTC and until certain waiting periods have been terminated or have expired. Progress Energy and Duke Energy provided the required information on March 24, 2011 and March 28, 2011, respectively. The waiting period under the HSR Act expired on April 27, 2011. The expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the merger on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed merger. Neither Duke Energy nor Progress Energy believes that the merger will violate federal antitrust laws, but we cannot guarantee that the Antitrust Division or the FTC will not take a different position. If we do not complete the merger within 12 months after the expiration of the initial HSR Act waiting period, Duke Energy and Progress Energy will need to submit new information to the Antitrust Division and the FTC, and wait for the expiration or earlier termination of a new HSR Act waiting period before we could complete the merger.

Federal Power Act

Duke Energy and Progress Energy each have public utility subsidiaries subject to the jurisdiction of the Federal Energy Regulatory Commission, which is referred to as the FERC, under the Federal Power Act, which is referred to as the FPA. Section 203 of the FPA provides that no holding company in a holding company system that includes a transmitting utility or an electric utility may purchase, acquire, merge or consolidate with a transmitting utility, an electric utility company or a holding company in a holding company system that includes a transmitting utility or electric utility company without prior FERC authorization. Further, Section 203 requires prior authorization from the FERC for certain transactions resulting in the direct or indirect change of control over a FERC jurisdictional public utility. Consequently, the FERC’s approval of the merger under Section 203 of the FPA is required.

The FERC must authorize the merger if it finds that the merger is consistent with the public interest. The FERC has stated that, in analyzing a merger or transaction under Section 203 of the FPA, it will evaluate the impact of the merger on:

•	competition in electric power markets;

•	the applicants’ wholesale rates; and

•	state and federal regulation of the applicants.

In addition, in accordance with the Energy Policy Act of 2005, the FERC also must find that the merger will not result in the cross-subsidization by utilities of their non-utility affiliates or the improper encumbrance or pledge of utility assets. If such cross-subsidization or encumbrances were to occur as a result of the merger, the FERC then must find that such cross-subsidization or encumbrances are consistent with the public interest.

The FERC will review these factors to determine whether the merger is consistent with the public interest. If the FERC finds that the merger or transaction would adversely affect competition in wholesale electric power markets, rates for transmission or the wholesale sale of electric energy, or regulation, or that the merger or transaction would result in cross-subsidies or improper encumbrances that are not consistent with the public interest, it may, pursuant to the FPA, impose upon the proposed merger remedial conditions intended to mitigate such effects or it may decline to authorize the merger or transaction. The FERC is required to rule on a completed merger application not later than 180 days from the date on which the completed application is filed. The FERC may, however, for good cause, issue an order extending the time for consideration of the merger application by an additional 180 days. If the FERC does not issue an order within the statutory deadline, then the transaction is deemed to be approved. We expect that the FERC will approve the merger within the initial 180-day review period. However, there is no guarantee that the FERC will not extend the time period for its review or not impose conditions on its approval that are unacceptable to Duke Energy or Progress Energy.

Duke Energy and Progress Energy and their respective public utility subsidiaries filed their application under Section 203 on April 4, 2011.

Also on April 4, 2011, Duke Energy and Progress Energy made two related filings with the FERC under Section 205 of the Federal Power Act. The first filing is a joint dispatch agreement, pursuant to which Duke Energy Carolinas and Progress Energy Carolinas will agree to jointly dispatch their generation facilities in order to achieve certain of the operating efficiencies expected to result from the merger. The second filing is a joint open access transmission tariff, which we refer to as an OATT, pursuant to which Duke Energy Carolinas and Progress Energy Carolinas will agree to provide transmission service over their transmission facilities under a single transmission rate. The FERC typically requires the provision of transmission service under a joint OATT as a condition for the approval of mergers under Section 203 of the Federal Power Act.

The date for submitting motions to intervene, protests and comments on Duke Energy’s and Progress Energy’s three FERC filings was June 3, 2011. A number of filings were submitted to FERC on that date, including nine intervenors who filed protests or comments opposing the merger, and five intervenors who filed comments in support of the merger. On June 17, 2011, Duke Energy and Progress Energy jointly filed an answer to the protests and comments opposing the merger.

Atomic Energy Act

Under the Atomic Energy Act of 1954, as amended, and the regulations of the Nuclear Regulatory Commission, or the NRC, an NRC power plant licensee must seek and obtain prior NRC consent for the indirect transfer of its NRC licenses resulting from the transfer of control over the licensee in a merger. Progress Energy subsidiaries hold licenses issued by the NRC with respect to the ownership and operational interests in the Brunswick Nuclear Plant, Crystal River Unit No. 3 Nuclear Plant, Robinson Nuclear Plant and Shearon Harris Nuclear Plant and the Robinson Independent Spent Fuel Storage Installation facility. As a result of the merger, Progress Energy, the parent company of the current licensees will become a wholly-owned subsidiary of Duke Energy. The resulting indirect transfer of control of the licenses to Duke Energy requires prior NRC approval. An application to obtain such approval was filed with the NRC on March 31, 2011.

In reviewing a license transfer application, the NRC assesses, among other things, the transferee’s technical and financial qualifications to own and operate the nuclear facilities, whether there is assurance that adequate decommissioning funds will be available to safely decommission the facilities at the end of their useful lives and whether the transfer is otherwise consistent with the applicable provisions of laws, regulations and orders of the

NRC. The NRC presumes financial qualifications for state rate-regulated electric utilities that are authorized to recover the costs and operating expenses of their nuclear facilities through state approved rates. The NRC also permits state rate-regulated entities to provide decommissioning funding assurance through the use of external sinking funds. Because the licensees will continue to be rate-regulated utilities, the merger should not change these presumptions.

Typically, NRC approvals of license transfers take approximately six to nine months to complete. The timing of NRC approval may be extended in the event intervenors raise issues as part of the license transfer proceeding. Given that we expect no material changes with respect to nuclear management and the operation of the facilities in question, and given that Duke Energy, through the Progress Energy utility subsidiaries holding the licenses, expects to recover the funds necessary to safely operate each facility through their state approved rates and to continue to fund its future decommissioning liabilities using its existing external sinking funds, Progress Energy and Duke Energy have no reason to believe that the NRC will not approve the license transfer. However, we cannot assure that the NRC will approve the merger or that it will act within a six- to nine-month timeframe.

Federal Communications Commission

Under Federal Communications Commission, referred to as the FCC, regulations implementing provisions of the Communications Act of 1934, as amended, an entity holding private radio licenses for internal communications purposes generally must obtain the approval of the FCC before the direct or indirect transfer of control or assignment of those licenses. Certain subsidiaries of Progress Energy hold certain FCC licenses for private internal communications and, thus, must obtain prior FCC approval to assign or transfer indirect control of those licenses. Once the FCC has consented to the transfer of control, the parties have 180 days to complete the merger. If the merger does not close within 180 days of receiving FCC consent, the parties can request an extension of time to consummate the transaction. The FCC customarily grants extension requests of this nature.

State Regulatory Approvals

Duke Energy, through its public utility subsidiaries, is currently subject to regulation by the utility commissions of North Carolina, South Carolina, Ohio, Indiana and Kentucky. Progress Energy, through its public utility subsidiaries, is currently subject to regulation by the utility commissions of North Carolina, South Carolina and Florida. State utility commission approval of the merger is required by the North Carolina Utilities Commission and the Kentucky Public Service Commission. In addition, Duke Energy and Progress Energy are seeking the approval of the South Carolina Commission for the potential combination of Duke Energy Carolinas and Progress Energy Carolinas as well as for the joint dispatch agreement. Duke Energy and Progress Energy will also provide information regarding the merger to their other state regulators as applicable and as required. In addition, with the merger, certain affiliate agreements concerning such matters as cost and tax allocations, among other matters will have to be revised and submitted to one or more state regulatory commissions. The following subheadings contain a brief description of the required state regulatory commission approvals for the completion of the merger.

North Carolina Utilities Commission

On April 4, 2011, Duke Energy and Progress Energy filed an application with the North Carolina Utilities Commission, which is referred to as the North Carolina Commission, under Section 62-111(a) of the North Carolina General Statutes for approval of the merger. Under Section 62-111(a), the North Carolina Commission must determine that the merger is “justified by the public convenience and necessity.” The North Carolina Commission has explained, in connection with its review of other mergers, that for the public convenience and necessity standard to be met, expected benefits must be at least as great as known and expected costs. Factors considered by the North Carolina Commission include, but are not limited to, maintenance of or improvement in service quality and the extent to which costs can be lowered and rates can be maintained or reduced from what they would be in the absence of the merger. In addition, the North Carolina Commission considers whether its jurisdiction over the utilities affected by the merger could be impacted and may impose regulatory conditions to address such risk. The North Carolina Commission has ruled that a market power analysis and a cost-benefit analysis must accompany all merger applications.

We expect to receive the necessary approvals from the North Carolina Commission during the fourth quarter of 2011. However, we cannot assure that the North Carolina Commission will act by that time, or that the North Carolina Commission will not reject the proposed application or impose unacceptable terms as a condition to its approval.

Kentucky Public Service Commission

On April 4, 2011, Duke Energy Kentucky, Inc., or Duke Energy Kentucky, Cinergy Corporation, Duke Energy Ohio, Inc., Diamond Acquisition Corporation (each of which is a direct or indirect wholly-owned subsidiaries of Duke Energy) and Progress Energy filed an application with the Kentucky Public Service Commission, which is referred to as the Kentucky Commission. State law authorizes the Kentucky Commission to approve the acquisition or transfer of ownership or control, either directly or indirectly, of any utility under its jurisdiction. Under the applicable statute, the term “transfer of control” can mean either the direct or indirect ability or power to affect the direction of the management and policies of a utility in several ways, including through the ownership of voting securities. “Control” is presumed to exist if any individual or entity, directly or indirectly, owns/acquires ten percent (10%) or more of the voting securities of the utility. The standard the Kentucky Commission uses in determining whether to approve a proposed merger is whether (1) the acquirer has the financial, technical and managerial abilities to provide reasonable service and (2) the merger is made in accordance with the law, for a proper purpose, and is consistent with the public interest.

On June 24, 2011, the Duke Energy companies mentioned above and Progress Energy filed a proposed agreement settling all matters in the proceeding. In the proposed settlement, Duke Energy Kentucky agreed that it would not file for a base rate increase for its retail electric or natural gas businesses for two years from the date of the Kentucky Commission’s order in the proceeding, with exceptions for requests for certain rider adjustments, emergency rate relief to avoid a material impairment or damage to its credit or operations, and extraordinary expense deferrals. Duke Energy Kentucky would also provide shareholder contributions of approximately $875,000 over five years to support low-income weatherization efforts and economic development within its Kentucky service territory.

The Kentucky Commission is scheduled to consider the settlement at its hearing on July 8, 2011, and an order is expected by August 3, 2011. We have no guarantee that the Kentucky Commission will not reject the proposed settlement or impose unacceptable terms as a condition to its approval.

South Carolina Public Service Commission

On April 25, 2011, Duke Energy and Progress Energy, on behalf of their Carolinas public utility subsidiaries Duke Energy Carolinas and Progress Energy Carolinas, filed with the South Carolina Public Service Commission, which is referred to as the South Carolina Commission, an application involving a review of the business combination between Duke Energy and Progress Energy, a proposed combination of Progress Energy Carolinas and Duke Energy Carolinas, and the joint dispatch agreement. Numerous aspects of the utilities’ operations would need to be addressed before any such future combination of the utilities could occur, including business practices, operating procedures, equipment specifications, uniform rate schedules, service regulations, and computer systems. In addition, any combination of the Carolinas utilities would be expected to require additional regulatory approvals which are not being pursued at this time. Such approvals would include, at a minimum FERC approval and, with respect to any transfer of Duke Energy Carolinas’ or Progress Energy Carolinas’ nuclear operating licenses, NRC approval.

The South Carolina Commission generally seeks to ensure that South Carolina retail electric customers are held harmless from any adverse effects of agreements such as the joint dispatch agreement. Factors likely to be considered by the South Carolina Commission in evaluating the mergers and the agreement include impacts on retail rates, retail cost of service, and jurisdictional revenues and expenses, and whether there are any resulting benefits.

We expect to receive the necessary approvals from the South Carolina Commission during the fourth quarter of 2011. However, we have no guarantee that the South Carolina Commission will act by that time, or that the South Carolina Commission will not reject the proposed application or impose unacceptable terms as a condition to its approval.

THE MERGER AGREEMENT

The following is a summary of the material terms and provisions of the merger agreement. This summary does not purport to describe all the terms and provisions of the merger agreement and is qualified in its entirety by reference to the complete text of the merger agreement, which we have included as Annex A to this document and which we incorporate by reference herein. We urge all shareholders of Duke Energy and Progress Energy to read the merger agreement carefully and in its entirety, as well as this document, before making any decisions regarding the merger, as it is the legal document governing this transaction and its express terms and conditions govern the rights and obligations of the parties.

In reviewing the merger agreement, please remember that it is included to provide you with information regarding its terms and conditions. The merger agreement contains representations and warranties by each of the parties to the merger agreement, made as of specific dates. These representations and warranties were made solely for the benefit of the other parties to the merger agreement and:

•	were not intended to be treated as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate;

•

have been qualified in the merger agreement by reference to certain disclosures contained in separate disclosure letters delivered by the parties to each other and in certain SEC filings made by the parties; and

•	applied standards of materiality in ways that are different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone as characterizations of the actual state of facts about Duke Energy or Progress Energy, but instead should be read together with the information provided elsewhere in this document and in the other documents incorporated by reference herein for information regarding Duke Energy and Progress Energy and their respective businesses. See “Where You Can Find More Information” on page 173. Nevertheless, Duke Energy and Progress Energy acknowledge that we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this document not misleading.

The Merger and the Reverse Stock Split

The Merger

The merger agreement provides that, upon the terms and subject to the conditions of the merger agreement, in accordance with the North Carolina Business Corporation Act, which we refer to in this document as the NCBCA, at the effective time of the merger, Diamond Acquisition Corporation will merge with and into Progress Energy. Progress Energy will be the surviving corporation in the merger and will become a wholly-owned subsidiary of Duke Energy. Each share of Progress Energy common stock issued and outstanding immediately prior to the completion of the merger, except for any shares of Progress Energy common stock owned by Progress Energy (other than in a fiduciary capacity) or Duke Energy immediately prior to the effective time, will be converted into the right to receive 2.6125 shares of Duke Energy common stock, with such ratio to be adjusted proportionately to reflect the 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock that Duke Energy plans to implement prior to the completion of the merger. The resulting adjusted exchange ratio will be 0.87083 of a share of Duke Energy common stock for each share of Progress Energy common stock.

Duke Energy will not issue any fractional shares of Duke Energy common stock in the merger (other than with respect to shares of Progress Energy common stock held in the Progress Energy dividend reinvestment plan). Instead, beneficial holders of Progress Energy common stock who otherwise would have received a fraction of a share of Duke Energy common stock will receive an amount in cash equal to such fractional amount multiplied by the sale price of Duke Energy common stock on the NYSE on a date selected by the exchange agent promptly following the merger.

Reverse Stock Split

Duke Energy plans to file with the Secretary of State of the State of Delaware, subject to receipt of the necessary shareholder approvals, on or prior to the closing date and prior the effective time of the merger, a certificate of amendment to the amended and restated certificate of incorporation of Duke Energy, which amendment will provide for a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock. We will not complete this amendment if the merger agreement is terminated or the merger is otherwise abandoned. We refer to this amendment as the reverse stock split throughout this document. Upon the completion of the reverse stock split, the exchange ratio will be adjusted in proportion to the ratio of the number of shares of Duke Energy common stock outstanding immediately following the reverse stock split to the number of shares of Duke Energy common stock outstanding immediately prior to the reverse stock split. The parties do not believe that the completion of the reverse stock split should materially affect the value of the consideration to be received by the shareholders of Progress Energy in the transaction. We provide additional information with respect to the reverse stock split under the heading “Proposals Submitted to Duke Energy’s Shareholders—The Reverse Stock Split Proposal” beginning on page 35.

Timing of Closing and Effective Time

The closing of the merger will take place at 10:00 am, local time, on a date to be specified by the parties, which will be no later than the second business day after satisfaction or waiver of the conditions to closing set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver (to the extent permitted by applicable law) or such conditions at the time of closing), unless another time or date is agreed to by the parties. The closing will be held at a location agreed to by the parties. The merger will be effective at the time the articles of merger are filed with the Secretary of State of the State of North Carolina (or at such later time as is specified in the articles of merger).

Merger Consideration

Cancellation of Certain Progress Energy Common Stock in the Merger

At the effective time of the merger, each share of Progress Energy common stock that is owned by Progress Energy (other than in a fiduciary capacity), Duke Energy, or Diamond Acquisition Corporation will automatically be canceled and retired and no consideration will be delivered in exchange for any such Progress Energy shares.

Conversion of Progress Energy Common Stock in the Merger

At the effective time of the merger, each issued and outstanding share of Progress Energy common stock (other than those shares to be canceled as described above) will be converted into the right to receive 2.6125 shares of Duke Energy common stock, with such ratio to be adjusted to reflect the 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock that Duke Energy plans to implement prior to, and conditioned on, the completion of the merger. The resulting adjusted exchange ratio will be 0.87083 of a share of Duke Energy common stock for each share of Progress Energy common stock. Based on the number of shares of common stock of Duke Energy and Progress Energy outstanding on July 5, 2011, the record date for the two companies’ special meetings, existing Duke Energy shareholders would own approximately 63% of the common stock of Duke Energy and former Progress Energy shareholders would own approximately 37% of the common stock of Duke Energy upon the completion of the merger.

Conversion of Diamond Acquisition Corporation Common Stock in the Merger

At the effective time of the merger, each share of common stock, par value $0.01 per share, of Diamond Acquisition Corporation issued and outstanding immediately prior to the effective time of the merger will be converted into one share of common stock of Progress Energy, as the surviving corporation in the merger.

Exchange Procedures and Related Matters

Exchange Procedures

Duke Energy and Progress Energy will choose an exchange agent who will be engaged by Duke Energy. As soon as reasonably practicable following (and no later than five business days following) the completion of the merger, the exchange agent will mail to each holder of record of a certificate or certificates that immediately prior to the completion of the merger represented outstanding shares of Progress Energy common stock whose shares were converted as part of the merger into the right to receive shares of Duke Energy common stock: (i) a letter of transmittal, and (ii) instructions for use in surrendering certificates that formerly represented shares of Progress Energy common stock for certificates representing whole shares of Duke Energy common stock (or appropriate alternative arrangements will be made if uncertificated shares of Duke Energy common stock will be issued), cash in lieu of any fractional shares (as described in the paragraph below captioned “No Fractional Shares”) and any dividends or other distributions payable (as described in the paragraph below captioned “Dividends and Distributions”).

Upon surrender of a certificate formerly representing a share of Progress Energy common stock to the exchange agent for cancellation, together with the letter of transmittal, duly completed and validly executed, and any other documents as may reasonably be required by the exchange agent, the holder will be entitled to receive in exchange for each share of Progress Energy common stock 0.87083 of a share of Duke Energy common stock together with cash in lieu of any fractional shares and other dividends or distributions, if any, as described in the paragraph below captioned “Dividends and Distributions.” Until properly surrendered to the exchange agent, each certificate that represented shares of Progress Energy common stock prior to the completion of the merger will, following the completion of the merger, be deemed to represent only the right to receive the merger consideration. No interest will be paid or will accrue on any consideration or any cash payable to holders of certificates. The shares of Duke Energy common stock to be issued in the merger will be in uncertificated book-entry form unless a physical certificate is requested.

Dividends and Distributions

No dividends or other distributions with respect to Duke Energy common stock with a record date after the completion of the merger will be paid to any holder of an unsurrendered certificate that represented a share of Progress Energy common stock prior to the merger. Upon surrender of such certificate, the former Progress Energy shareholder will receive, in addition to shares of Duke Energy common stock and any cash in lieu of a fractional share to which it is entitled: (i) the amount of any dividends or other distribution with a record date after the completion of the merger that have already been paid and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the completion of the merger but before the date the certificate was surrendered and with a payment date after the certificate was surrendered.

No Fractional Shares

Duke Energy will not issue any fractional shares of its common stock upon the surrender of any certificates, except with respect to shares of Progress Energy common stock held in Progress Energy’s dividend reinvestment plan, which will be rolled over into Duke Energy’s dividend reinvestment plan. Holders of Progress Energy common stock will otherwise receive cash in lieu of any fractional shares. As promptly as practicable following completion of the merger, the exchange agent will determine the excess of the number of whole shares of Duke Energy common stock delivered to the exchange agent by Duke Energy over the aggregate number of whole shares of Duke Energy common stock to be distributed to former holders of Progress Energy pursuant to the merger agreement (net of fractional shares to be issued in respect of shares held in the Progress Energy dividend reinvestment plan). The exchange agent will use its reasonable efforts to complete the sale of the excess shares as promptly following the completion of the merger as is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. As soon as practicable following the receipt of proceeds from such sale and the calculation of the amounts due to former Progress Energy shareholders, the exchange agent will pay to each former Progress Energy shareholder a portion of the sale proceeds based upon the ratio of such shareholder’s fractional share interest to the aggregate amount of fractional share interests to which all former Progress Energy shareholders are entitled.

Board of Directors of Duke Energy and Its Committees After the Merger

The merger agreement provides that Duke Energy will increase the size of its board of directors to 18 directors upon completion of the merger. The board of directors of Duke Energy will consist of 11 directors designated by Duke Energy and seven directors designated by Progress Energy. Duke Energy expects that each of its 11 current directors will continue serving on the board of directors of Duke Energy upon the completion of the merger, subject in each case to such director’s ability and willingness to serve. Progress Energy expects that the following current members of its board of directors will serve on the board of directors of Duke Energy, subject to such individuals’ ability and willingness to serve: Mr. Johnson, John D. Baker II, Harris E. DeLoach, Jr., James B. Hyler, Jr., E. Marie McKee, Carlos A. Saladrigas and Theresa M. Stone.

Standing committees of the board of directors of Duke Energy will consist of Duke Energy’s existing standing committees with the addition of a Regulatory Policy and Operations Committee. At least one individual designated by Progress Energy will serve on each committee upon completion of the merger. Duke Energy and Progress Energy agreed that in determining committee assignments, Duke Energy will take into account, among other things, the skills and expertise of the directors, the needs of the committees, and the goal that committee workloads be distributed reasonably among the full Duke Energy board of directors. The merger agreement provides that Progress Energy will designate the chairs of the Compensation Committee and the Audit Committee and Duke Energy will designate the chairs of each other committee of the Duke Energy board, in each case following reasonable consultation with the other party and subject to such individuals’ ability and willingness to serve. Duke Energy will designate an individual to serve as the lead independent director of Duke Energy, following reasonable consultation with Progress Energy and subject to such individual’s ability and willingness to serve. Duke Energy has also agreed, prior to the completion of the merger, to amend its Principles for Corporate Governance to provide that the normal retirement date for directors will be the annual shareholders meeting held in the calendar year following the calendar year in which such director reaches the age of 71.

We include additional information with respect to the board of directors and the management of Duke Energy following the completion of the merger under “The Merger—Continuing Board and Management Positions,” beginning on page 112.

Conditions to the Completion of the Merger

The obligation of each of Duke Energy and Progress Energy to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	the receipt of required shareholder approvals, namely:

•	that the merger agreement is approved by the holders of a majority of the shares of Progress Energy common stock outstanding on the record date of the special meeting,

•	that the reverse share split is approved by a majority of the shares of Duke Energy common stock outstanding on the record date of the special meeting, and

•	that the issuance of shares of Duke Energy common stock in the merger is approved by a majority of the shares of Duke Energy common stock voting on that proposal, provided that the total votes cast on that proposal (including abstentions) represent a majority of the shares of Duke Energy common stock outstanding on the record date of the special meeting.

•

the absence of any (i) order or injunction by a federal or state court of competent jurisdiction preventing completion of the merger or (ii) applicable federal or state law prohibiting completion of the merger;

•

the receipt of the “required statutory approvals” (as described below under the caption “Required Statutory Approvals”), which approvals shall have become final orders, and neither such final orders or any other order, action or condition of a regulatory body shall impose terms or conditions that, individually or in the aggregate, could reasonably be expected to require either party to:

•

to sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of any asset, in each case if such sale, separation or disposition or agreement with respect thereto would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the expected benefits of the transactions contemplated by the merger agreement to such party;

•

to conduct or agree to conduct its business in any particular manner if such conduct or agreement with respect thereto would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the expected benefits of the transactions contemplated by the merger agreement to such party; or

•

to agree to any order, action or regulatory condition of any regulatory body, whether in an approval proceeding or another regulatory proceeding, that, if effected, would cause a material reduction in the expected benefits for such party’s shareholders (we refer to the effects in this and the immediately preceding two sub-bullets as a “burdensome effect”);

•

the effectiveness of the registration statement on Form S-4 of which this document is a part, and the absence of any stop order or proceedings seeking a stop order or initiation or overt threat of such proceedings by the SEC;

•	the approval for listing on the NYSE, subject to official notice of issuance, of the shares of Duke Energy common stock that will be issued pursuant to the merger agreement;

•	the effectiveness of the amendment to the amended and restated certificate of incorporation of Duke Energy providing for the reverse stock split;

•

the truth and accuracy of the representations and warranties of the other party when made and as of the completion of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be true and accurate (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) does not have, and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such other party;

•	the performance in all material respects by the other party of its obligations under the merger agreement;

•

the receipt by each party of written opinions from such party’s legal counsel, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” under Section 368(a) of the Code; and

•

except as disclosed in such other party’s reports filed with the SEC on or after January 1, 2010 and prior to January 8, 2011 or in such party’s disclosure letter to the merger agreement, the absence since December 31, 2009 of any undisclosed change, event, occurrence or development that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the other party.

Required Statutory Approvals

As used in this summary of the merger agreement, “required statutory approvals” means:

•	compliance with and filings under the HSR Act,

•

the filing with, and to the extent required the declaration of effectiveness by, the SEC of Duke Energy’s registration statement on Form S-4, of which this document is a part, and such other reports as may be required under the Exchange Act,

•	the filing of documents with various state securities authorities that may be required in connection with the merger and related transactions,

•

filings and approvals of the NYSE with respect to the proposed amendment to Duke Energy’s amended and restated certificate of incorporation and to permit the shares of Duke Energy common stock to be issued in the merger to be listed on the NYSE,

•	registration, consents, approvals and notices required under the Public Utility Holding Company Act of 2005, as amended,

•	notice to, and the consent and approval of, the FERC under Section 203 of the FPA, or an order under the FPA disclaiming jurisdiction over the merger and the transactions contemplated thereby,

•	the filing of an application to, and consent and approval of, and issuance of any required licenses and license amendments by, the NRC under the Atomic Energy Act of 1954, as amended,

•

the filing of the articles of merger and other appropriate merger documents required by the NCBCA with the Secretary of State of the State of North Carolina and appropriate documents with the relevant authorities of other states in which the parties are qualified to do business,

•

the filing of the certificate of amendment with respect to the proposed amendment to Duke Energy’s amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, and

•	to the extent required, notice to and the approval of:

•	the North Carolina Utilities Commission,

•	the Public Service Commission of South Carolina,

•	the Florida Public Service Commission,

•	the Public Utilities Commission of Ohio,

•	the Indiana Utility Regulatory Commission, and

•	the Kentucky Public Service Commission.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger under the following circumstances:

•	by mutual written consent of Duke Energy and Progress Energy;

•	by either Duke Energy or Progress Energy:

•

if the merger has not been completed by January 8, 2012, which we refer to as the initial termination date, provided that the right to terminate the merger agreement on this basis will not be available to any party whose failure to perform any of its obligations under the merger agreement resulted in the failure of the merger to be completed by the initial termination date. If, on the initial termination date, the only outstanding requirements for completion of the merger are the required statutory approvals described above or the absence of any injunction preventing the transaction or law prohibiting the transaction, then either party may (on one or more occasions) extend the initial termination date up to July 8, 2012. If the initial termination date, as it may be extended as described in the foregoing sentence, occurs during any waiting period prescribed by law before the merger may be completed, then the initial termination date will be extended until the third business day after the expiration of the applicable waiting period.

•

if either the Duke Energy shareholders or the Progress Energy shareholders do not give the approval required by the merger agreement for completion of the merger at a meeting of such shareholders duly convened to obtain such approval;

•

if any final and nonappealable order or injunction by any federal or state court of competent jurisdiction preventing completion of the merger, or applicable federal or state law prohibiting completion of the merger, is in effect, provided that the party seeking termination has used its reasonable best efforts to prevent the entry of and to remove the prohibition;

•

if certain conditions to the terminating party’s obligation to close the merger become incapable of satisfaction prior to the otherwise applicable termination date (whether initial or extended) provided that the failure of such closing condition to be capable of satisfaction is not a result of a material breach of the merger agreement by the terminating party;

•

if the other party breaches the merger agreement or fails to perform its obligations in any material respect, which breach or failure to perform (a) would give rise to the failure of a condition to the terminating party’s obligation to complete the merger and (b) is incapable of being cured or is not cured within 60 days following receipt of written notice from the non-breaching party of the breach or failure to perform);

•

prior to obtaining the requisite shareholder approvals for completion of the merger, in response to a superior proposal involving the terminating party, provided that the terminating party has complied with its obligations described under “—Changes in Board Recommendation” and pays the non-terminating party the termination fee described under “—Termination Fees; Reimbursement of Expenses”; or

•

if the board of directors of the other party (i) withdraws or modifies, or proposes publicly to withdraw or modify, its approval or recommendation of the merger proposal, in the case of Progress Energy, or the share issuance proposal and reverse stock split proposal, in the case of Duke Energy, (ii) fails to reaffirm its approval or recommendation within 15 business days of receipt of a written request for reaffirmation by the other party when such party is in receipt of a third-party takeover proposal that has not been rejected, provided that the 15-business day period will be extended for an additional ten business days following any material modification to the third-party takeover proposal occurring after the receipt of the written request to reaffirm, and that the 15-business day period will recommence each time a third-party takeover proposal is made following the receipt of a written request from the other party from a person that had not previously made a third-party takeover proposal prior to the receipt of the written request from the other party, or (iii) approves or recommends, or proposes to approve or recommend, a third-party takeover proposal.

Termination Fees; Reimbursement of Expenses

Under the circumstances described below, Duke Energy or Progress Energy, as applicable, would be required to (i) reimburse the other party for the other party’s reasonable out-of-pocket fees and expenses in an amount not to exceed $30 million and/or (ii) pay a termination fee of $675 million in the case of a termination fee payable by Duke Energy to Progress Energy and a termination fee of $400 million in the case of a termination fee payable by Progress Energy to Duke Energy, provided that any termination fee payable will be reduced by the amount of any fees and expenses previously reimbursed.

A termination fee (net of any expense reimbursement as described below) is payable by a party if:

•

after that party has received the required shareholder approval(s), (i) a third-party takeover proposal of that party is made known to such party or the intention (whether or not conditional) to make such a takeover proposal is publicly announced, (ii) the merger agreement is thereafter terminated by that party because the closing has not occurred by the termination date (subject to any applicable extension as described above) and (iii) within six months of such termination the terminating party or any of its subsidiaries enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to, or completes, a third-party takeover proposal with the third-party (or an affiliate of such third-party) that made the third-party takeover proposal referenced above;

•

prior to or during that party’s shareholder meeting with respect to the merger, (i) a third-party takeover proposal of that party is publicly disclosed or the intention (whether or not conditional) to make a third-party takeover proposal is publicly announced, (ii) the merger agreement is terminated by either party due to the failure of the party who received the third-party takeover proposal to receive the required approval of its shareholders and (iii) within 12 months of such termination the terminating party or any of its subsidiaries enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to, or completes, any third-party takeover proposal with the third-party (or an affiliate of the third-party) that made the third-party takeover proposal referenced above;

For the purposes of the description of events leading to a termination fee becoming payable pursuant to the provisions described in the two immediately preceding bullets above, “third-party takeover proposal” is used as described under the heading “—Changes in Board Recommendation,” except that references to “20%” are replaced with “50%.”

•

prior to that party’s receipt of its shareholders approval, (i) that party receives a written third-party takeover proposal that did not result from a breach (other than an immaterial breach) of its non-solicitation obligations under the merger agreement, (ii) that party’s board of directors determines in good faith, after consulting with outside counsel, that failure to terminate the merger agreement in response to the third-party takeover proposal would be reasonably likely to result in a breach of its fiduciary obligations under applicable law, (iii) that party’s board of directors determines, in good faith, after consulting with a financial advisor of nationally recognized reputation, that such third-party takeover proposal constitutes a superior proposal, and (iv) the terminating party has notified the other party in writing of its determination that such third-party takeover proposal constitutes a superior proposal and, at least five days following receipt by the other party of such notice, the terminating party determines that the third-party takeover proposal continues to constitute a superior proposal (if the third-party takeover proposal is modified, the notice requirement applies again to such modification except the five business day period is reduced to three business days),

•

the other party terminates the merger agreement because the non-terminating party’s board of directors withdraws or modifies, or proposes publicly to withdraw or modify, its approval or recommendation of the merger agreement, in the case of Progress Energy, or the share issuance and reverse stock split, in the case of Duke Energy, unless the approval or recommendation is withdrawn or modified primarily due to adverse conditions, events or actions of or relating to the terminating party,

•	the other party terminates the merger agreement because the non-terminating party’s board of directors approved or recommended, or proposed to approve or recommend, a third-party takeover proposal.

A party is obligated to reimburse the merger-related fees and expenses of the other party promptly upon demand, subject to a maximum reimbursement of $30 million, if:

•

the other party terminates the merger agreement because the non-terminating party’s shareholders do not approve the merger agreement, in the case of Progress Energy, or the reverse stock split and share issuance, in the case of Duke Energy, and prior to the applicable shareholders meeting a third-party takeover proposal or intention to make a third-party takeover proposal was publicly disclosed and not withdrawn,

•

the other party terminates the merger agreement because the non-terminating party breaches the merger agreement or fails to perform its obligations in any material respect, which breach or failure to perform (a) would give rise to the failure of a condition to the terminating party’s obligation to complete the merger and (b) is incapable of being cured or is not cured by the non-terminating party within 60 days following receipt of written notice from the terminating party of such breach or failure to perform).

No Solicitation

Each party agreed in the merger agreement that it will not, and will not permit any of its subsidiaries, directors, officers or employees to, and will use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it not to, directly or indirectly, solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiries or the making of any third-party takeover proposal or participate in any negotiations or substantive discussions regarding any third-party takeover proposal, provided, that:

•

if, prior to the receipt of shareholder approval of the merger agreement, in the case of Progress Energy, and the reverse share split and share issuance, in the case of Duke Energy, the board of directors of a party determines in good faith, after consultation with its legal and financial advisors, that a third-party takeover proposal that did not result from a breach (other than in immaterial respects) of its non-solicitation obligations under the merger agreement is, or is reasonably likely to result in, a superior proposal, and subject to providing written notice of its decision to take such action to the other party and having complied with its other notice obligations to the other party (including notice of receipt of any third-party takeover proposal or request for information relating thereto, which notice must include the principal terms and conditions of such proposal or request and the identity of the person making such proposal or request), that party may

•

furnish information with respect to and provide access to the properties, books and records of that party to the person making such proposal pursuant to a customary confidentiality agreement containing terms no less favorable to that party with respect to confidentiality than those in the confidentiality agreement between Duke Energy and Progress Energy dated July 29, 2010, and

•	participate in discussions or negotiations regarding such proposal.

•

if a party has otherwise complied with its non-solicitation obligations, it and its directors, officers, employees, representatives and agents may contact in writing any person who has made a third-party takeover proposal solely to request clarification of the terms and conditions thereof to the extent necessary to determine whether the third-party takeover proposal is, or is reasonably likely to result in, a superior proposal.

Changes in Board Recommendation

Duke Energy and Progress Energy have agreed that neither the board of directors of Duke Energy or Progress Energy nor any committee of either such board may:

•

withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the other party, the approval or recommendation to such party’s shareholders of the merger agreement, in the case of Progress Energy, or the reverse stock split and share issuance, in the case of Duke Energy,

•	approve or recommend, or propose publicly to approve or recommend, any third-party takeover proposal; or

•	cause such party to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement related to any third-party takeover proposal.

Notwithstanding these prohibitions, in response to a third-party takeover proposal that did not result from a breach (other than in immaterial respects) of that party’s non-solicitation obligations, at any time prior to receipt of that party’s shareholder approval, the board of directors of that party may, if it determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the board of directors’ fiduciary obligations under applicable law:

(i)	withdraw or modify, or propose publicly to withdraw or modify, the approval or recommendation by the board of directors or any committee thereof of the merger agreement, in the case of Progress Energy, or the reverse stock split or share issuance, in the case of Duke Energy,

(ii)	approve or recommend, or propose to approve or recommend, any superior proposal; or

(iii)	terminate the merger agreement.

However, in the case of items (ii) and (iii) above, the board of directors must first have determined in good faith that the third-party takeover proposal constitutes a superior proposal and in the case of the foregoing (iii), the party must have notified the other party in writing of its determination that the third-party takeover proposal constitutes a superior proposal and, at least 5 business days following receipt by the other party of the notice, the board of directors of that party must determine that the superior proposal remains a superior proposal. If the third-party takeover proposal is subsequently modified by the third-party making such proposal, the terminating party must again notify the other party that the board of directors of the acting party has determined that the revised third-party takeover proposal is a superior proposal and at least two business days following receipt by the other party of such notice, the board of directors of the acting party must determine that such revised third-party takeover proposal remains a superior proposal.

In circumstances other than in connection with a third-party takeover proposal, the board of directors of each of Duke Energy and Progress Energy may, at any time prior to receipt of the relevant shareholder approval applicable to that party, if it determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the board of directors’ fiduciary obligations under applicable law, withdraw or modify, or propose publicly to withdraw or modify its approval or recommendation of the merger agreement, in the case of Progress Energy, or the reverse stock split or share issuance, in the case of Duke Energy, but only after:

•	such party notifies the other party in writing that its board of directors is prepared to make the foregoing determination and setting forth the reasons therefor in reasonable detail,

•

for a period of five business days following the other party’s receipt of the notice set forth in the immediately preceding bullet (or, if the period from the time of receipt by the other party of such notice to the applicable shareholder meeting shall be less than five business days, for such lesser period), such party negotiates with the other party in good faith to make such adjustments to the terms and conditions of the merger agreement and the transactions contemplated thereby as would enable its board of directors to proceed with its recommendation, and

•

at the end of such five-business day period (or such lesser period, as the case may be, in accordance with the immediately preceding bullet) the board of directors of such party maintains its determination described above (after taking into account the other party’s proposed adjustments, if any, to the terms and conditions of the merger agreement and the transactions contemplated thereby).

In addition to the foregoing obligations, Duke Energy and Progress Energy have each agreed to advise the other party, orally and in writing and as promptly as practicable, of any third-party takeover proposal or of any request for information relating to any third-party takeover proposal (and in any case within 48 hours of such request or the receipt of such third-party takeover proposal), the principal terms and conditions of such request or third-party takeover proposal and the identity of the person making such request or third-party takeover proposal. Each party will keep the other party informed of the status and details (including amendments and proposed amendments) of any such request or third-party takeover proposal. Contemporaneously with any termination of the merger agreement, the terminating party will provide the other party with a written verification that it has complied with its obligations pursuant to this paragraph (other than noncompliance which is immaterial).

A “third-party takeover proposal” means a bona fide inquiry, proposal or offer from any person relating to:

(i)	any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or the assets (including equity securities) of the subject company and its subsidiaries, taken as a whole (which is referred to in this paragraph as a “material business”),

(ii)	any direct or indirect acquisition or purchase of 20% or more of any class of voting securities of the subject company or any subsidiary of the subject company owning, operating or controlling a material business,

(iii)	any tender offer or exchange offer that if completed would result in any person beneficially owning 20% or more of any class of voting securities of the subject company

(iv)	any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the subject company or any subsidiary of the subject company owning, operating or controlling a material business.

A “superior proposal” means any written third-party takeover proposal of a party that such party’s board of directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be more favorable (taking into account (i) all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such third-party takeover proposal and the merger and the other transactions contemplated by the merger agreement deemed relevant by such party’s board of directors, (ii) the identity of the third-party making such third-party takeover proposal, and (iii) the conditions and prospects for completion of such third-party takeover proposal) to such party’s shareholders than the merger and the other transactions contemplated by the merger agreement (taking into account all of the terms of any proposal by the other party to amend or modify the terms of the merger and the other transactions contemplated by the merger agreement), except that (1) the reference to “20%” in (i), (ii) and (iii) of the definition of third-party takeover proposal set forth above is each replaced by “50%”, (2) a third-party takeover proposal only means a transaction involving Progress Energy or Duke Energy, and not involving any of their respective subsidiaries or material businesses alone, and (3) the references to any subsidiary of either company owning, operating or controlling a material business in (ii) and (iv) of the definition of third-party takeover proposal set forth above are deemed to be deleted.

Other Expenses

Except for expense reimbursement in certain circumstances described above under the caption “Termination Fees; Reimbursement of Expenses”, all expenses incurred in connection with the merger, the merger agreement and the other transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is completed, except that each of Duke Energy and Progress Energy will bear and pay one-half of the costs and expenses incurred in connection with:

•	the filing, printing and mailing of the registration statement on Form S-4 of which this document forms a part (including SEC filing fees);

•	the filings of the premerger notification and report forms under the HSR Act (including filing fees); and

•

the preparation and filing of all applications filings or other materials with the North Carolina Utilities Commission, the Public Service Commission of South Carolina, the Florida Public Service Commission, the Public Utilities Commission of Ohio, the Indiana Utility Regulatory Commission, and the Kentucky Public Service Commission.

The merger agreement requires that Progress Energy, as the surviving corporation in the merger with Diamond Acquisition Corporation, file any return with respect to, and pay, all state or local taxes (including penalties or interest with respect thereto), if any, attributable to (i) the transfer of beneficial ownership of

Progress Energy’s real property and (ii) the transfer of Progress Energy common stock pursuant to the merger agreement as a result of the merger. Duke Energy and Progress Energy will cooperate with respect to the filing of tax returns, including supplying any information that is reasonably necessary to complete such terms.

Transition Committee

Pursuant to the merger agreement, Duke Energy and Progress have established a transition committee to oversee integration planning, including, to the extent permitted by applicable law, consulting with respect to operations and major regulatory decisions. The transition committee is co-chaired by James E. Rogers, Chairman, President and Chief Executive Officer of Duke Energy, and William D. Johnson, Chairman, President and Chief Executive Officer of Progress Energy. Duke Energy has appointed Lynn J. Good, Group Executive and Chief Financial Officer of Duke Energy, and Marc E. Manly, Group Executive, Chief Legal Officer and Corporate Secretary of Duke Energy, as its other designees to the transition committee, and Progress Energy has appointed John R. McArthur, Executive Vice President, General Counsel and Corporate Secretary of Progress Energy, and Mark F. Mulhern, Senior Vice President and Chief Financial Officer of Progress Energy, as its other designees to the transition committee.

Coordination of Dividends

The parties agreed in the merger agreement that during the period until the completion of the merger, Progress Energy will not increase its $0.62 per share regular quarterly cash dividend without the prior written consent of Duke Energy and Duke Energy may increase its regularly quarterly cash dividend to $0.25 per share without the prior written consent of Progress Energy commencing with the regular quarterly dividend that would be payable with respect to the second quarter of 2011 and to $0.255 per share without the prior written consent of Progress Energy commencing with the regular quarterly dividend that would be payable with respect to the second quarter of 2012.

We include additional information with respect to Duke Energy’s dividends following completion of the merger under the heading “The Merger—Dividends.”

Charitable Contributions

The parties have agreed that provision of charitable contributions and community support in their respective service areas serves a number of their important corporate goals. During the two-year period immediately following the completion of the merger, Duke Energy and its subsidiaries taken as a whole intend to continue to provide charitable contributions and community support within the service areas of the parties and each of their respective subsidiaries in each service area at levels substantially comparable to the levels of charitable contributions and community support provided, directly or indirectly, by Duke Energy and Progress Energy within their respective service areas prior to the effective time of the merger.

Amendment; Extension and Waiver

The merger agreement may be amended by the parties at any time before or after the Progress Energy shareholders approve the merger agreement or the Duke Energy shareholders approve the reverse stock split and the share issuance. After any such approval, however, the parties have agreed not to make any amendment that by law would require further approval by the shareholders of Duke Energy or Progress Energy without the further approval of those shareholders. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

At any time prior to the completion of the merger, a party may:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	subject to the second sentence of the immediately preceding paragraph, waive compliance by the other parties with any of the agreements or conditions contained in the merger agreement.

Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of that party. The failure of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise will not constitute a waiver of such rights.

Employee Benefit Matters

The merger agreement provides that prior to the completion of the merger, Duke Energy and Progress Energy will cooperate in reviewing, evaluating and analyzing their respective employee benefit plans with a view towards maintaining appropriate plans for all employees and former employees of Duke Energy and Progress Energy and their respective subsidiaries who participate in the Duke Energy and Progress Energy employee benefit plans as of the completion of the merger (whom we refer to as combined company employees). After completion of the merger, and until such time as Duke Energy and Progress Energy otherwise determine, subject to applicable laws and the terms of such plans, Duke Energy’s employee benefit plans and Progress Energy’s employee benefit plans will remain in effect for combined company employees. Prior to the completion of the merger, Duke Energy and Progress Energy will also cooperate to establish common retention, relocation and severance policies or plans that will apply to all combined company employees after the completion of the merger; provided, however, that beginning on the closing date of the merger and ending on the second anniversary of the closing date of the merger, each Progress Energy employee as of the closing date of the merger whose employment is terminated during such period will be eligible to receive severance benefits on terms and conditions no less favorable than those provided to employees of Progress Energy pursuant to plans or policies in effect immediately prior to the completion of the merger.

With respect to each employee benefit plan in which combined company employees first become eligible to participate after the completion of the merger (which we refer to as a new plan), Duke Energy will, or will cause its subsidiaries to, use reasonable best efforts, subject to applicable law, to (i) waive certain pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to combined company employees and their eligible dependents under any new plan, (ii) provide each combined company employee and their eligible dependents with credit for certain co-payments and deductibles paid prior to the completion of the merger for purposes of satisfying any applicable deductible or out-of-pocket requirements under any new plans in which such employee may be able to participate after completion of the merger and (iii) recognize the service of each combined company employee with Duke Energy or Progress Energy or their respective affiliates, as applicable, prior to the completion of the merger, for all purposes (except with respect to benefit accrual under defined benefit pension plans) under any new plan in which such employee is eligible to participate after the completion of the merger. Service credit will not be given to the extent that crediting such service would result in the duplication of benefits.

Duke Energy will assume the Progress Energy Management Change-in-Control Plan, or the Progress Energy CIC Plan, after giving effect to the amendment to the definitions of “good reason” and “Committee” as contemplated by the merger agreement. Progress Energy agrees to either amend the Progress Energy CIC Plan with respect to equity awards granted after the execution of the merger agreement or provide in the applicable equity award agreements that those equity awards will include an amended and more limited definition of “good reason.”

Progress Energy also acknowledges and agrees that neither it nor any of its subsidiaries will take any actions to fund a grantor trust or similar vehicle (e.g., a rabbi trust) that it currently maintains and Progress Energy will, prior to the completion of the merger, take all actions necessary to amend the applicable plans in order to eliminate any requirement to fund any such trust in connection with the transactions contemplated by the merger agreement.

After the completion of the merger, Duke Energy will assume all obligations under the Amended and Restated Supplemental Senior Executive Retirement Plan of Progress Energy, or the SERP, provided that nothing in the merger agreement prohibits Progress Energy or its affiliates or their respective successors or assigns from modifying, amending or terminating the SERP in accordance with its terms and applicable law. However, no modification, amendment or termination may adversely affect a participant’s accrued benefit or the right to a payment under the provisions of the SERP as in effect immediately prior to the modification, amendment or termination. In the event that the SERP is amended in a manner that would otherwise reduce a participant’s right to accrue future benefits under the SERP, Duke Energy will provide the participant with the opportunity to earn additional benefits under the SERP (or another compensation or benefit arrangement) equal to no less than the incremental amount that the participant would have earned under the SERP in the absence of such amendment, except that such incremental amount will be calculated based on compensation earned by the participant prior to the completion of the merger, as increased after the completion of the merger by cost of living adjustments. Progress Energy will amend the SERP as soon as practicable after the execution of the merger agreement to provide that no individual may become a participant in the SERP following the execution of the merger agreement.

After the completion of the merger, outstanding awards under the Progress Energy Management Incentive Compensation Plan will be assumed by Duke Energy at a level and providing an annual incentive compensation opportunity that is not less than that provided under the Progress Energy Management Incentive Compensation Plan. The performance period for each award will remain open (so no payments will be made under the awards solely on account of the completion of the merger). The applicable performance criteria and vesting requirements for each such award will be adjusted by the compensation committee of the Duke Energy board of directors, as it determines to be appropriate and equitable to reflect the performance of Progress Energy prior to the completion of the merger, the transactions contemplated by the merger agreement and performance measures under awards made to similarly situated employees of Duke Energy.

Representations and Warranties

The merger agreement contains substantially reciprocal representations and warranties made by Duke Energy and Progress Energy to each other, including with respect to:

•	corporate organization and qualification;

•	capital structure;

•	corporate authority to enter into the merger agreement, perform its obligations and, subject to obtaining shareholder approval, consummate the transactions contemplated thereby;

•	absence of any breach of organizational documents, law or material agreements as a result of the transactions contemplated by the merger agreement;

•	government and regulatory approvals required in connection with the transactions contemplated by the merger agreement;

•	SEC filings, financial statements and compliance with the Sarbanes-Oxley Act of 2002;

•	absence of certain changes, events or developments that, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on such company;

•	absence of undisclosed liabilities;

•	absence of certain litigation;

•	material truth and accuracy of certain information supplied in connection with the preparation of this document and the registration statement on Form S-4 of which this document is a part;

•	possession of requisite permits and compliance with laws and orders;

•	proper filing of tax returns and certain other tax matters;

•	certain employee benefits matters and compliance with the Employee Retirement Income Security Act of 1974, as amended;

•	certain labor and employee relations matters;

•	environmental matters;

•	ownership and operation of the nuclear generation stations owned, in whole or in part, by such company and its subsidiaries;

•	shareholder vote required to approve the merger agreement and the transactions contemplated thereby;

•	opinions of the financial advisors to such company;

•	ownership of Duke Energy capital stock, in the case of Progress Energy, and Progress Energy capital stock, in the case of Duke Energy;

•	inapplicability of state anti-takeover statutes;

•	maintenance of adequate insurance;

•	establishment of and compliance with policies with respect to energy trading;

•	absence of breach of or default under the terms of material contracts; and

•	compliance with specified anti-bribery laws.

The merger agreement also contains certain representations and warranties of Duke Energy with respect to Merger Sub, its wholly-owned subsidiary, including, among others, corporate organization and corporate authority to enter into the merger agreement and the transactions contemplated thereby.

The representations and warranties noted above are subject to qualifications and limitations agreed to by Duke Energy and Progress Energy in connection with negotiating the terms of the merger agreement. Some of these representations and warranties are qualified by “material adverse effect”, and a representation so qualified will be deemed untrue, inaccurate or incorrect as a consequence of any change, effect, event, occurrence or state of facts only if that change, effect, event, occurrence or state of facts (a) would have, or would reasonably be expected to have, an effect that is materially adverse to the business, assets, properties, financial condition or results of operations of the company making the representation and its subsidiaries, taken as a whole, or (b) prevents or materially delays the party making the representation from performing its material obligations under the merger agreement or the completion of the merger or the other transactions contemplated in the merger agreement. In determining whether a material adverse effect exists under (a) of the immediately preceding sentence, the merger agreement provides that the parties (subject to certain exceptions) will disregard any effects resulting from (1) changes in international or national political or regulatory conditions generally (in each case, to the extent not disproportionately affecting the party making the representation and its subsidiaries, taken as a whole, as compared to similarly situated entities), (2) changes or conditions generally affecting the U.S. economy or financial markets or generally affecting any of the segments of the industry in which the applicable person or any of its subsidiaries operates (in each case, to the extent not disproportionately affecting the party making the representation and its subsidiaries, taken as a whole, as compared to similarly situated entities), (3) the announcement or completion of, or compliance with, the merger agreement, or (4)  any taking of any action by such party at the written request of the other party.

Covenants of Duke Energy and Progress Energy

Each of Duke Energy and Progress Energy has agreed to customary covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the completion of the merger. In general, each of Duke Energy and Progress Energy has agreed to (i) conduct its and its subsidiaries’

business in the ordinary course and (ii) use commercially reasonable efforts to preserve intact its and its subsidiaries’ business organizations, maintain its rights and permits and preserve its relationships with governmental authorities, customers and suppliers.

In addition, between the date of the merger agreement and the completion of the merger, each of Duke Energy and Progress Energy agreed, with respect to itself and its subsidiaries, not to, among other things, undertake any of the following, subject to certain exceptions:

•

amend or propose to amend its certificate of incorporation or, other than in a manner that would not materially restrict the operation of its or their businesses, its by-laws or its subsidiaries’ certificates of incorporation or by-laws (or equivalent organizational documents), except that Duke Energy may amend its amended and restated certificate of incorporation in connection with the reverse stock split in respect of Duke Energy common stock as required by the merger agreement;

•

declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, other than regular quarterly cash dividends as described under the heading “—Coordination of Dividends” and certain other specified exceptions;

•	split, combine, reclassify or take similar action with respect to any of its capital stock or share capital;

•	issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or comprised in its share capital;

•

adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	repurchase or otherwise acquire any shares of its capital stock or any option with respect to its capital stock, subject to specified exceptions;

•	with respect to Duke Energy, bind Duke Energy to any restriction not in existence as of January 8, 2011 on the payment by Duke Energy of dividends and distributions on Duke Energy common stock;

•

issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any option with respect thereto or modify or amend any right of any holder of outstanding shares of their capital stock or any option with respect thereto, other than in connection with equity-based benefit plans and restricted stock and equity awards under certain circumstances;

•	make capital expenditures or acquisitions in excess of, in the case of Duke Energy, $300 million, and in the case of Progress Energy, $150 million, or outside of certain specified geographic areas;

•	sell, lease or grant any security interest in or otherwise dispose of or encumber any of its assets or properties if the aggregate value of all such dispositions exceeds or may exceed:

•

in the case of Duke Energy, $300 million (no more than $150 million of which may be for any disposition or series of related dispositions of any person, asset or property located outside the United States), and

•	in the case of Progress Energy, in the aggregate, $150 million.

•

incur or guarantee any indebtedness other than (i) specific classes of indebtedness, guarantees and letters of credit, each in the ordinary course of business, (ii) borrowings under existing credit facilities (or replacement facilities), (iii) indebtedness incurred in connection with the refunding or refinancing of existing indebtedness, (iv) indebtedness incurred to finance acquisitions permitted by the merger agreement or indebtedness assumed in relation thereto, (v) other indebtedness in an aggregate principal amount not to exceed, in the case of Duke Energy, $500 million, and, in the case of Progress Energy, $250 million, (vi) guarantees or other credit support issued pursuant to energy price risk management or marketing positions established prior to January 8, 2011, and (vii) indebtedness owed to any direct or indirect wholly-owned subsidiary of the party, or in the case of a subsidiary of a party, to such party;

•

make any loans or advances to any other person, other than (i) in the ordinary course of business consistent with past practice, (ii) to any direct or indirect wholly-owned subsidiary of a party, or, in the case of a subsidiary of a party, to such party or (iii) as required pursuant to any obligation in effect as of January 8, 2011;

•

permit any material change in policies relating to energy price risk management or marketing of energy (other than as a result of acquisitions or capital expenditures permitted under the merger agreement) or enter into certain transactions in commodities, exchange traded futures and options or made over the counter, other than as permitted by the respective party’s risk management guidelines;

•

enter into, adopt, amend or terminate any employee benefit plan, or other agreement, arrangement, plan or policy between the party or one of its subsidiaries and one or more of its directors, officers or employees;

•

except for normal increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any director, executive officer or other employee or pay any benefit not required by any plan or arrangement in effect as of January 8, 2011;

•	change its accounting methods in a way that materially affects reported consolidated assets, liabilities or results of operations, except as required by law or GAAP;

•	except as could not reasonably be expected to have a material adverse effect on such party, settle any claim, action or proceeding relating to taxes, or make any tax election;

•

waive, release, assign, settle or compromise any claim, action or proceeding (i) with respect to the payment of monetary damages, for an amount greater than its reserves or exceeding, in the case of Duke Energy, $30 million individually or $100 million in the aggregate, and in the case of Progress Energy, $15 million individually or $50 million in the aggregate, in each case during any consecutive twelve-month period and (ii) with respect to non-monetary terms and conditions therein, that results in the imposition of or requirement of actions that would reasonably be expected individually or in the aggregate to have a material adverse effect on such party;

•

enter into any contract that would materially restrict, after completion of the merger, Duke Energy and its subsidiaries (including Progress Energy) with respect to engaging or competing in any line of business or in any geographic area;

•

other than in the ordinary course of business with respect to Progress Energy, and generally for Duke Energy, waive, release, or assign any material rights or claims under, or materially modify or terminate any contract that is material to such party and its subsidiaries, taken as a whole (A) in any manner that is materially adverse to such party or (B) which would prevent or materially delay the completion of the merger and the other transactions contemplated by the merger agreement, except with respect to any contract permitted under specified provisions of the merger agreement.

Each party will use its reasonable best efforts (subject to, and in accordance with, applicable law) to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to complete and make effective the merger and the other transactions contemplated by the merger agreement. For purposes of the merger agreement, “reasonable best efforts” does not include and will not require any party to take any action that would have a “burdensome effect”, as we explain that term above under the heading “Conditions to Completion of the Merger” above.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements (which we refer to as the pro forma financial statements) have been primarily derived from the historical consolidated financial statements of Duke Energy and Progress Energy incorporated by reference into this document.

The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations (which we refer to as the pro forma statements of operations) for the three months ended March 31, 2011, and for the year ended December 31, 2010, give effect to the merger as if it were completed on January 1, 2010. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet (which we refer to as the pro forma balance sheet) as of March 31, 2011, gives effect to the merger as if it were completed on March 31, 2011.

The merger agreement provides that each outstanding share of Progress Energy common stock (other than shares owned by Progress Energy (other than in a fiduciary capacity), Duke Energy, or Diamond Acquisition Corporation, which will be cancelled) will be converted into the right to receive 2.6125 shares of Duke Energy common stock subject to appropriate adjustment for a reverse stock split of the Duke Energy common stock as contemplated in the merger agreement and with cash generally to be paid in lieu of fractional shares. The exchange ratio will be adjusted proportionately to reflect a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock that Duke Energy plans to implement prior to, and conditioned on, the completion of the merger. The resulting adjusted exchange ratio will be 0.87083 of a share of Duke Energy common stock for each share of Progress Energy common stock. The pro forma statements of operations illustrate pro forma earnings per common share and weighted average common shares outstanding based both on the unadjusted exchange ratio of 2.6125 and the reverse stock split adjusted exchange ratio of 0.87083.

The historical consolidated financial information has been adjusted in the pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the merger; (2) factually supportable; and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results of Duke Energy and Progress Energy. As such, the impact from merger related expenses is not included in the accompanying pro forma statements of operations. However, the impact of estimated future merger related expenses is reflected in the pro forma balance sheet as an increase to accounts payable and a decrease to retained earnings.

The pro forma financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies (e.g., savings related to fuel and joint dispatch of the combined entity’s generation) or synergies that could result from the merger. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the pro forma financial statements when the merger is completed. In addition, the pro forma financial statements do not purport to project the future financial position or operating results of the combined company. Transactions between Progress Energy and Duke Energy during the periods presented in the pro forma financial statements have been eliminated as if Duke Energy and Progress Energy were consolidated affiliates during the periods.

United States generally accepted accounting principles require that one party to the merger be identified as the acquirer. In accordance with these standards, the merger of Duke Energy and Progress Energy will be accounted for as an acquisition of Progress Energy common stock by Duke Energy and will follow the acquisition method of accounting for business combinations. The purchase price will ultimately be determined on the acquisition date based upon the fair value of the shares of Duke Energy common stock issued in the merger. The purchase price for the pro forma financial statements is based on the closing price of Duke Energy common stock on the NYSE on June 28, 2011, of $18.63 per share and the exchange of Progress Energy’s outstanding shares of common stock for the right to receive 2.6125 shares of Duke Energy common stock (refer to Note 2 to the pro forma financial statements for additional information related to the preliminary purchase price).

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the pro forma financial statements. Since the pro forma financial statements have been prepared based on preliminary estimates, the final amounts recorded at the date of the merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed and the final purchase price.

The pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the combined company.

The following pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the pro forma financial statements;

•

the separate historical consolidated financial statements of Duke Energy as of and for the year ended December 31, 2010, included in Duke Energy’s Form 10-K and incorporated by reference into this document;

•

the separate historical unaudited condensed consolidated interim financial statements of Duke Energy as of and for the three months ended March 31, 2011, included in Duke Energy’s Form 10-Q and incorporated by reference into this document;

•

the separate historical consolidated financial statements of Progress Energy as of and for the year ended December 31, 2010, included in Progress Energy’s Form 10-K and incorporated by reference into this document;

•

the separate historical unaudited condensed consolidated interim financial statements of Progress Energy as of and for the three months ended March 31, 2011, included in Progress Energy’s Form 10-Q and incorporated by reference into this document; and

•	the other information contained in or incorporated by reference into this document.

DUKE ENERGY CORPORATION AND PROGRESS ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2011

(In millions, except per share amounts)

	Duke Energy Corporation 3(a)	Progress Energy, Inc. 3(a)	Pro Forma Adjustments	Note 3		Pro Forma Combined
Operating Revenues:
Regulated electric	$2,573	$2,165	$(6)	(b	)	$4,732
Non-regulated electric, natural gas and other	855	2	—			857
Regulated natural gas	235	—	—			235

Total operating revenues	3,663	2,167	(6)			5,824

Operating Expenses:
Fuel used in electric generation and purchased power—regulated	812	938	(6)	(b	)	1,744
Fuel used in electric generation and purchased power—non-regulated	376	—	—			376
Cost of natural gas and coal sold	151	—	—			151
Operation, maintenance and other	880	484	(23)	(c	)	1,341
Depreciation and amortization	454	154	—			608
Property and other taxes	186	140	—			326

Total operating expenses	2,859	1,716	(29)			4,546

Gains (Losses) on Sales of Other Assets and Other, net	10	—	—			10

Operating Income	814	451	23			1,288

Other Income and Expenses, net	151	33	—			184
Interest Expense, net	219	190	(11)	(d	)	398

Income From Continuing Operations Before Income Taxes	746	294	34			1,074
Income Tax Expense From Continuing Operations	233	107	13	(e	)	353

Income From Continuing Operations	513	187	21			721
Less: Net Income From Continuing Operations Attributable to Noncontrolling Interests	2	1	—			3

Net Income From Continuing Operations Attributable to Controlling Interests	$511	$186	$21			$718

Earnings Per Common Share and Common Shares Outstanding, Assuming Unadjusted Exchange Ratio of 2.6125
Basic Earnings Per Share From Continuing Operations Attributable to Common Shareholders	$0.38	$0.63				$0.34
Diluted Earnings Per Share From Continuing Operations Attributable to Common Shareholders	$0.38	$0.63				$0.34
Weighted Average Common Shares Outstanding
Basic	1,330	295	476	(f)		2,101
Diluted	1,331	295	476	(f)		2,102

Pro Forma Earnings Per Common Share and Common Shares Outstanding, Assuming Exchange Ratio of 0.87083, Adjusted for 1-for-3 Reverse Stock Split
Basic Earnings Per Share From Continuing Operations Attributable to Common Shareholders	$1.15	$0.63				$1.02
Diluted Earnings Per Share From Continuing Operations Attributable to Common Shareholders	$1.15	$0.63				$1.02
Weighted Average Common Shares Outstanding
Basic	443	295	(38)	(f	)	700
Diluted	444	295	(38)	(f	)	701

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

DUKE ENERGY CORPORATION AND PROGRESS ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

(In millions, except per share amounts)

	Duke Energy Corporation 3(a)	Progress Energy, Inc. 3(a)	Pro Forma Adjustments	Note 3	Pro Forma Combined
Operating Revenues:
Regulated electric	$10,723	$10,176	$(30)	(b)	$20,869
Non-regulated electric, natural gas and other	2,930	14	—		2,944
Regulated natural gas	619	—	—		619

Total operating revenues	14,272	10,190	(30)		24,432

Operating Expenses:
Fuel used in electric generation and purchased power—regulated	3,345	4,579	(30)	(b)	7,894
Fuel used in electric generation and purchased power—non-regulated	1,199	—	—		1,199
Cost of natural gas and coal sold	381	—	—		381
Operation, maintenance and other	3,825	2,043	—		5,868
Depreciation and amortization	1,786	920	—		2,706
Property and other taxes	702	580	—		1,282
Goodwill and other impairment charges	726	10	—		736

Total operating expenses	11,964	8,132	(30)		20,066

Gains (Losses) on Sales of Other Assets and Other, net	153	(4)	—		149

Operating Income	2,461	2,054	—		4,515

Other Income and Expenses, net	589	99	—		688
Interest Expense, net	840	747	(43)	(d)	1,544

Income From Continuing Operations Before Income Taxes	2,210	1,406	43		3,659
Income Tax Expense from Continuing Operations	890	539	17	(e)	1,446

Income From Continuing Operations	1,320	867	26		2,213

Less: Net Income from Continuing Operations Attributable to Noncontrolling Interests	3	7	—		10

Net Income from Continuing Operations Attributable to Controlling Interests	$1,317	$860	$26		$2,203

Earnings per Common Share and Common Shares Outstanding, Assuming Unadjusted Exchange Ratio of 2.6125
Basic Earnings Per Share From Continuing Operations Attributable to Common Shareholders	$1.00	$2.96			$1.05
Diluted Earnings Per Share From Continuing Operations Attributable to Common Shareholders	$1.00	$2.96			$1.05
Weighted Average Common Shares Outstanding
Basic	1,318	291	480	(f)	2,089
Diluted	1,319	291	480	(f)	2,090

Pro Forma Earnings per Common Share and Common Shares Outstanding, Assuming Exchange Ratio of 0.87083, Adjusted for 1-for-3 Reverse Stock Split
Basic Earnings Per Share From Continuing Operations Attributable to Common Shareholders	$3.00	$2.96			$3.16
Diluted Earnings Per Share From Continuing Operations Attributable to Common Shareholders	$3.00	$2.96			$3.16
Weighted Average Common Shares Outstanding
Basic	439	291	(34)	(f)	696
Diluted	440	291	(34)	(f)	697

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

DUKE ENERGY CORPORATION AND PROGRESS ENERGY, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

As of March 31, 2011

(In millions)

	Duke Energy Corporation 3(a)	Progress Energy, Inc. 3(a)	Pro Forma Adjustments	Note 3	Pro Forma Combined
ASSETS
Current Assets
Cash and cash equivalents	$1,419	$172	$—		$1,591
Receivables, net	1,925	880	—		2,805
Inventory	1,347	1,276	(9)	(g)	2,614
Other	854	465	(118)	(h)(m)(p)	1,201

Total current assets	5,545	2,793	(127)		8,211

Investments and Other Assets
Nuclear decommissioning trust funds	2,104	1,641	—		3,745
Goodwill	3,862	3,655	4,520	(i)	12,037
Other	3,355	488	12	(j)	3,855

Total investments and other assets	9,321	5,784	4,532		19,637

Property, Plant and Equipment
Cost	59,435	34,340	—		93,775
Less accumulated depreciation and amortization	18,491	12,691	—		31,182

Net property, plant and equipment	40,944	21,649	—		62,593

Regulatory Assets and Deferred Debits	3,176	2,396	537	(h)	6,109

Total Assets	$58,986	$32,622	$4,942		$96,550

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$1,305	$849	$70	(k)	$2,224
Current maturities of long-term debt	1,029	300	9	(n)	1,338
Other	1,863	1,490	(77)	(m)	3,276

Total current liabilities	4,197	2,639	2		6,838

Long-term Debt	17,226	12,351	966	(n)	30,543

Deferred Credits and Other Liabilities
Deferred income taxes	7,039	1,765	(123)	(l)(p)	8,681
Investment tax credits	361	108	—		469
Asset retirement obligations	1,843	1,218	—		3,061
Other	5,464	4,398	(160)	(j)(m)(o)	9,702

Total deferred credits and other liabilities	14,707	7,489	(283)		21,913

Commitments and Contingencies
Preferred Stock of Subsidiaries	—	93	—		93
Equity
Common stock	1	7,362	(7,361)	(p)	2
Additional paid-in capital	21,027	—	14,346	(p)	35,373
Retained earnings	1,676	2,806	(2,849)	(p)	1,633
Accumulated other comprehensive income (loss)	30	(121)	121	(p)	30

Total shareholders’ equity	22,734	10,047	4,257		37,038
Noncontrolling interests	122	3	—		125

Total equity	22,856	10,050	4,257		37,163

Total Liabilities and Equity	$58,986	$32,622	$4,942		$96,550

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, which are an integral part of these statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Pro Forma Presentation

The pro forma statements of operations for the three months ended March 31, 2011, and the year ended December 31, 2010, give effect to the merger as if it were completed on January 1, 2010. The pro forma balance sheet as of March 31, 2011, gives effect to the merger as if it were completed on March 31, 2011.

The pro forma financial statements have been derived from the historical consolidated financial statements of Duke Energy and Progress Energy that are incorporated by reference into this document. Assumptions and estimates underlying the pro forma adjustments are described in these notes, which should be read in conjunction with the pro forma financial statements. Since the pro forma financial statements have been prepared based upon preliminary estimates, the final amounts recorded at the date of the merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

The merger is reflected in the pro forma financial statements as an acquisition of Progress Energy by Duke Energy, based on the guidance provided by accounting standards for business combinations. Under these accounting standards, the total estimated purchase price is calculated as described in Note 2 to the pro forma financial statements, and the assets acquired and the liabilities assumed have been measured at estimated fair value. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Duke Energy has applied the accounting guidance for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions of the merger, including historical and current market data. The pro forma adjustments included herein are preliminary and will be revised at the time of the merger as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined at the time that the merger is completed, and the final amounts recorded for the merger may differ materially from the information presented.

Estimated transaction costs have been excluded from the pro forma statements of operations as they reflect non-recurring charges directly related to the merger. However, the anticipated transaction costs are reflected in the pro forma balance sheet as an increase to accounts payable and a decrease to retained earnings.

The pro forma financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies (e.g., savings related to fuel and joint dispatch of the combined entity’s generation), synergies or other restructuring that could result from the merger. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the pro forma financial statements when the merger is completed.

Progress Energy’s regulated operations comprise electric generation, transmission and distribution operations. These operations are subject to the rate-setting authority of the Federal Energy Regulatory Commission, the North Carolina Utilities Commission, the Public Service Commission of South Carolina, and the Florida Public Service Commission and are accounted for pursuant to U.S. generally accepted accounting principles, including the accounting guidance for regulated operations. The rate-setting and cost recovery provisions currently in place for Progress Energy’s regulated operations provide revenues derived from costs including a return on investment of assets and liabilities included in rate base. Thus, the fair values of Progress Energy’s tangible and intangible assets and liabilities subject to these rate-setting provisions approximate their carrying values, and the pro forma financial statements do not reflect any net adjustments related to these amounts.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2. Preliminary Purchase Price

The merger agreement provides that each outstanding share of Progress Energy common stock (other than shares owned by Progress Energy (other than in a fiduciary capacity), Duke Energy, or Diamond Acquisition Corporation, which will be cancelled) will be converted into the right to receive 2.6125 shares of Duke Energy common stock subject to appropriate adjustment for a reverse stock split of the Duke Energy common stock as contemplated in the merger agreement and with cash generally to be paid in lieu of fractional shares. Each outstanding option to acquire, and each outstanding equity award relating to, one share of Progress Energy common stock will be converted into an option to acquire, or an equity award relating to, 2.6125 shares of Duke Energy common stock, as applicable, subject to appropriate adjustment for the reverse stock split. The exchange ratio will be adjusted proportionately to reflect a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock that Duke Energy plans to implement prior to, and conditioned on, the completion of the merger. The resulting adjusted exchange ratio is 0.87083 of a share of Duke Energy common stock for each share of Progress Energy common stock.

The purchase price for the merger is estimated as follows (shares in thousands):

		Adjusted to Reflect Reverse Stock Split
Progress Energy shares outstanding as of March 31, 2011	294,153	294,153
Exchange ratio	2.6125	0.87083

Duke Energy shares issued for Progress Energy shares outstanding	768,475	256,157

Closing price of Duke Energy common stock on June 28, 2011	$18.63	$55.89

Purchase price (in millions) for common stock	$14,317	$14,317
Fair value of outstanding earned stock compensation awards (in millions)	$30	$30

Total estimated purchase price (in millions)	$14,347	$14,347

The preliminary purchase price was computed using Progress Energy’s outstanding shares as of March 31, 2011, adjusted for the exchange ratio. The preliminary purchase price reflects the market value of Duke Energy’s common stock to be issued in connection with the merger based on the closing price of Duke Energy’s common stock on June 28, 2011. The preliminary purchase price also reflects the total estimated fair value of Progress Energy stock compensation awards outstanding as of March 31, 2011, excluding the value associated with employee service yet to be rendered.

The preliminary purchase price as adjusted for the reverse stock split assumes that the reverse stock split will result in the price of Duke Energy common stock increasing by a factor of 3. It should be noted that there is no guarantee that the Duke Energy reverse stock split will result in a proportionate increase in the market price of Duke Energy common stock.

The preliminary purchase price will fluctuate with the market price of Duke Energy’s common stock until it is reflected on an actual basis when the merger is completed. An increase or decrease of 20 percent in Duke Energy’s common share price from the price used above would increase or decrease the purchase price by approximately $2,900 million.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3. Adjustments to Pro Forma Financial Statements

The pro forma adjustments included in the pro forma financial statements are as follows:

(a) Duke Energy and Progress Energy historical presentation. Based on the amounts reported in the consolidated statements of operations and balance sheets of Duke Energy and Progress Energy for the three months ended and as of March 31, 2011, and in the consolidated statements of operations of Duke Energy and Progress Energy for the year ended December 31, 2010, certain financial statement line items included in Progress Energy’s historical presentation have been reclassified to conform to corresponding financial statement line items included in Duke Energy’s historical presentation. These reclassifications have no material impact on the historical operating income, net income from continuing operations attributable to controlling interests, total assets, liabilities or shareholders’ equity reported by Duke Energy or Progress Energy. The accompanying pro forma statements of operations exclude the results of discontinued operations.

Additionally, based on Duke Energy’s review of Progress Energy’s summary of significant accounting policies disclosed in Progress Energy’s financial statements and preliminary discussions with Progress Energy management, the nature and amount of any adjustments to the historical financial statements of Progress Energy to conform its accounting policies to those of Duke Energy are not expected to be material. Upon completion of the merger, further review of Progress Energy’s accounting policies and financial statements may result in revisions to Progress Energy’s policies and classifications to conform to Duke Energy.

The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments to reflect the fair values of Progress Energy’s assets and liabilities. The allocation of the preliminary purchase price is as follows (in millions):

Current Assets	$2,640
Property, Plant and Equipment, Net	21,650
Goodwill	8,175
Other Long-Term Assets, excluding Goodwill	5,072

Total assets	$37,537
Current Liabilities, including Current Maturities of Long-Term Debt	(2,570)
Long-Term Liabilities and Preferred Stock	(7,300)
Long-Term Debt	(13,320)

Total Liabilities and Preferred Stock	(23,190)

Total Estimated Purchase Price (in millions)	$14,347

Adjustments to Pro Forma Condensed Combined Consolidated Statements of Operations

(b) Operating Revenues—Regulated Electric and Operating Expenses—Fuel Used in Electric Generation and Purchase Power—Regulated. Primarily reflects the elimination of electric transmission transactions between Duke Energy and Progress Energy that occurred during the year ended December 31, 2010, and the three months ended March 31, 2011, as if Duke Energy and Progress Energy were consolidated affiliates during the periods.

(c) Operating Expenses—Operation, Maintenance and Other. Reflects the elimination of approximately $23 million in nonrecurring transaction costs directly attributable to the merger. Also refer to Note 3(k).

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Interest Expense. The net adjustment amount reflects a reduction in interest expense as a result of the amortization of the pro forma fair value adjustment of Progress Energy’s parent company debt ($35 million for the year ended December 31, 2010, and $9 million for the three months ended March 31, 2011) and the elimination of amortization of deferred costs related to this debt ($8 million for the year ended December 31, 2010, and $2 million for the three months ended March 31, 2011). The effect of the fair value adjustment is being amortized over the remaining life of the individual debt issuances, with the longest amortization period being approximately 28 years. The final fair value determination of the debt will be based on prevailing market interest rates at the completion of the merger and the necessary adjustment will be amortized as a reduction (in the case of a premium to book value) or an increase (in the case of a discount to book value) to interest expense over the remaining life of the individual debt issuances. The portion of the adjustment related to Progress Energy’s regulated company debt is offset by a net increase to regulatory assets, and amortization of these adjustments ($72 million for the year ended December 31, 2010, and $17 million for the three months ended March 31, 2011) will offset each other with no effect on earnings.

(e) Income Tax Expense. The pro forma adjustments include the income tax effects of the pro forma adjustments calculated using an estimated statutory income tax rate of 39%.

(f) Shares Outstanding. Reflects the elimination of Progress Energy’s common stock and the issuance of approximately 768 million common shares of Duke Energy using the unadjusted exchange ratio of 2.6125; or 256 million shares using the adjusted exchange ratio of 0.87083. The adjusted exchange ratio of 0.87083 reflects the planned 1-for-3 reverse stock split, as discussed in Note 2. This share issuance does not consider that fractional shares will be paid in cash, as applicable.

The pro forma weighted average number of basic shares outstanding is calculated by adding Duke Energy’s weighted average number of basic shares outstanding for the three months ended March 31, 2011, and year ended December 31, 2010 (presented without consideration of the planned reverse stock split and also presented to adjust for the planned reverse stock split), and the number of Duke Energy shares expected to be issued to Progress Energy shareholders as a result of the merger (presented without consideration of the planned reverse stock split and also presented to adjust for the planned reverse stock split). The pro forma weighted average number of diluted shares outstanding is calculated by adding Duke Energy’s weighted average number of diluted shares outstanding for the three months ended March 31, 2011, and the year ended December 31, 2010 (presented without consideration of the planned reverse stock split and also presented to adjust for the planned reverse stock split), and the number of Duke Energy shares expected to be issued as a result of the merger (presented without consideration of the planned reverse stock split and also presented to adjust for the planned reverse stock split).

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended March 31, 2011		Year Ended December 31, 2010
Share amounts in millions	Assuming Unadjusted Exchange Ratio	Adjusted to Reflect Reverse Stock Split	Assuming Unadjusted Exchange Ratio	Adjusted to Reflect Reverse Stock Split
Basic:
Duke Energy weighted average shares outstanding	1,330	443	1,318	439
Equivalent Progress Energy common shares after exchange*	768	256	768	256
Progress Energy employee equity-based awards outstanding	3	1	3	1

	2,101	700	2,089	696

Diluted:
Duke Energy weighted average shares outstanding	1,331	444	1,319	440
Equivalent Progress Energy common shares after exchange*	768	256	768	256
Progress Energy employee equity-based awards outstanding	3	1	3	1

	2,102	701	2,090	697

*	Refer to Note 2 for supporting calculation.

Adjustments to Pro Forma Condensed Combined Consolidated Balance Sheet

(g) Inventory. Emission allowances and renewable energy certificates, accounted for as inventory by Progress Energy, have been reclassified as intangible assets within Investments and Other Assets—Other, to conform to Duke Energy’s accounting policy (decrease of $9 million).

(h) Regulatory Assets and Deferred Debits. Includes a pro forma net increase to regulatory assets ($9 million in other current assets and $506 million in regulatory assets and deferred debits) to reflect the fair values of debt instruments of Progress Energy’s regulated subsidiaries (an increase to current maturities of long-term debt and long-term debt of $9 million and $506 million, respectively, as described in Note 3(n)). An estimate of the future amortization of this regulatory asset fair value adjustment over the next five years, which will offset a portion of the debt fair value adjustment amortization (related to regulated operations) described in Note 3(n), is as follows (in millions):

Preliminary Annual Amortization, pre-tax
2011	$70
2012	60
2013	44
2014	36
2015	31

Also, regulatory assets and deferred debits were reduced by $24 million to eliminate deferred costs on parent company debt. Additional adjustments to regulatory assets are discussed in Notes 3(m) and 3(o) (decreases to regulatory assets of $39 million and $46 million, respectively), and Note 3(p) (increase in regulatory assets of $140 million).

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i) Goodwill. Reflects the preliminary estimate of the excess of the purchase price paid over the fair value of Progress Energy’s identifiable assets acquired and liabilities assumed. The estimated purchase price of the transaction, based on the closing price of Duke Energy’s common stock on the NYSE on June 28, 2011, and the excess purchase price over the fair value of the identifiable net assets acquired is calculated as follows (in millions):

Purchase price	$14,347
Less: Fair value of net assets acquired	(6,172)
Less: Progress Energy existing goodwill	(3,655)

Pro forma goodwill adjustment	$4,520

The goodwill resulting from the merger, based on the preliminary purchase price, is estimated to be $8,175 million.

(j) Other Long-Term Assets. Represents the pro forma adjustment to reflect the fair value of Progress Energy’s emission allowances and renewable energy certificates at current market prices (increase of $3 million, offset with an increase in regulatory liabilities). Also includes the reclassification of emission allowances and renewable energy certificates from inventory (increase of $9 million), as described in Note 3(g).

(k) Accounts Payable. Represents the accrual for estimated non-recurring merger transaction costs of approximately $70 million for the combined companies to be incurred after March 31, 2011.

(l) Deferred Income Taxes. Primarily represents the estimated net deferred tax asset, based on the estimated post-merger composite domestic statutory tax rate of 39% multiplied by the fair value adjustments recorded to the assets acquired and liabilities assumed, excluding goodwill. This estimated tax rate is different from Duke Energy’s effective tax rate for the three months ended March 31, 2011, and the year ended December 31, 2010, which includes other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

(m) Derivative Assets and Liabilities. Represents a pro forma adjustment to conform Progress Energy’s accounting policy of presenting derivative mark-to-market and posted collateral amounts on a gross basis, with Duke Energy’s accounting policy to net derivative mark-to-market and posted collateral amounts, when such amounts exist with the same counterparty under a master netting agreement. These adjustments resulted in decreases in various asset and liability accounts ($154 million in other current assets, $39 million in regulatory assets, $77 million in other current liabilities, and $116 million in other deferred credits and other liabilities).

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n) Long-Term Debt. In connection with the merger, Duke Energy will consolidate all of Progress Energy’s outstanding debt. The pro forma adjustment represents the fair value adjustments to increase Progress Energy’s parent company debt (long-term debt of $460 million) and regulated companies’ debt (current maturities of long-term debt and long-term debt of $9 million and $506 million, respectively) based on prevailing market prices for the individual debt securities as of March 31, 2011. The final fair value determination of the debt will be based on prevailing market prices at the completion of the merger. The resulting adjustment to the parent debt will be amortized as a reduction (if there continues to be a premium to book value) to interest expense over the remaining life of the debt, as described in Note 3(d). The portion of the adjustment related to Progress Energy’s regulated company debt is offset by an increase to regulatory assets, and amortization of these adjustments will offset each other with no effect on earnings, as described in Note 3(h). An estimate of future amortization of the total fair value adjustments over the next five years is as follows (in millions):

Preliminary Annual Amortization, pre-tax
2011	$104
2012	91
2013	68
2014	59
2015	49

(o) Other Liabilities. Represents changes to the funded status of Progress Energy’s pension and postretirement benefit plans of $47 million. This adjustment reflects the estimated valuations of liabilities using discount rates and asset fair values as of March 31, 2011.

(p) Shareholders’ Equity. The pro forma balance sheet reflects the elimination of Progress Energy’s historical equity balances, including the components of accumulated other comprehensive income/loss (“AOCI”) not related to the regulated operations ($37 million, net of tax), the reclassification of certain AOCI amounts related to regulated operations to regulatory assets ($84 million, net of tax, or $140 million, pre-tax), and recognition of approximately 768 million new Duke Energy common shares issued ($1 million of common stock at $0.001 par value and $14,346 million of additional paid-in capital). Amounts in additional paid-in capital also include $30 million to reflect the portion of the purchase price related to the total estimated fair value of stock compensation awards outstanding as of March 31, 2011, excluding the value associated with employee service yet to be rendered. As discussed in Note 2 and Note 3(f), the exchange ratio will be adjusted proportionately to reflect a 1-for-3 reverse stock split with respect to the issued and outstanding Duke Energy common stock that Duke Energy plans to implement prior to, and is conditioned on, the completion of the merger. The reverse stock split will not change the amount of total shareholder’s equity resulting from the merger.

Additionally, retained earnings were reduced by $43 million (net of tax of $27 million, with the tax benefit reflected as an increase in other current assets and the pre-tax amount reflected in accounts payable) for estimated merger transaction costs of the combined companies directly related to the merger that would be expensed subsequent to March 31, 2011. Estimated merger transaction costs have been excluded from the pro forma income statement as they reflect non-recurring charges directly related to the merger.

UNAUDITED FINANCIAL FORECASTS

Duke Energy and Progress Energy are including in this document certain financial forecasts that the respective managements of Duke Energy and Progress Energy prepared for their respective boards in connection with their annual strategic planning and budgeting process and their consideration of the proposed merger. These financial forecasts also were provided to Duke Energy’s and Progress Energy’s respective financial advisors. See “The Merger—Opinions of Financial Advisors to Duke Energy” beginning on page 65 and “—Opinions of Financial Advisors to Progress Energy” beginning on page 86. The financial forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP but, in the view of Duke Energy’s and Progress Energy’s respective managements, were prepared on a reasonable basis. The inclusion of this information in this document should not be regarded as an indication that any of Duke Energy, Progress Energy or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. The inclusion of the financial forecasts in this document does not constitute an admission or representation by Duke Energy or Progress Energy that such information is material.

The financial forecasts of Duke Energy and Progress Energy included in this document were prepared by, and are the responsibility of, Duke Energy management and Progress Energy management, respectively, and are unaudited. Neither Duke Energy’s nor Progress Energy’s independent registered public accounting firm, nor any other independent auditors, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the financial forecasts, nor have they expressed any opinion or given any form of assurance on the financial forecasts or their achievability. They assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the financial forecasts:

•	were prepared in December 2010;

•	make numerous assumptions, as further described below, many of which are beyond the control of Duke Energy and Progress Energy and may not prove to be accurate;

•

do not necessarily reflect revised prospects for Duke Energy’s and Progress Energy’s businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the forecasts were prepared;

•	are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and

•	are not, and should not be regarded as, a representation that the financial forecasts will be achieved.

These financial forecasts were prepared by the respective managements of Duke Energy and Progress Energy based on information they had at the time of preparation and are not a guarantee of future performance. These financial forecasts were, in general, prepared solely for use by Duke Energy’s and Progress Energy’s respective boards and financial advisors and are subjective in many respects and thus subject to interpretation. Neither Duke Energy nor Progress Energy can assure you that their respective financial forecasts will be realized or that their respective future financial results will not materially vary from such financial forecasts. The financial forecasts cover multiple years and such information by its nature becomes less predictive with each succeeding year.

The financial forecasts do not take into account any circumstances or events occurring after the date they were prepared. Duke Energy and Progress Energy do not intend to update or revise the financial forecasts. The financial forecasts are forward-looking statements. For additional information on factors which may cause Duke Energy’s and Progress Energy’s future financial results to materially vary from those projected in the financial forecasts, see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” beginning on pages 18 and 20, respectively.

Unaudited Financial Forecasts of Duke Energy

In the course of their mutual due diligence, Duke Energy provided Progress Energy with non-public financial projections for the years ending December 31, 2010, 2011, 2012, 2013, 2014 and 2015, which projections we refer to, collectively, as the Duke Energy management case. Duke Energy management prepared the Duke Energy management case to assist the Duke Energy board of directors in its evaluation of the strategic rationale for the merger. Duke Energy also furnished the Duke Energy management case to its financial advisors. Duke Energy also furnished the Duke Energy management case to Progress Energy, which, in turn, furnished the Duke Energy management case to Progress Energy’s financial advisors.

The key drivers of the Duke Energy management case include:

•

approximately 5.8% average per annum growth of Duke Energy’s revenue from 2011 through 2015 based on Duke Energy management’s assessment of demand fundamentals, including 1% per annum increases in retail load growth, and the outcome of Duke Energy’s rate cases in the various regulatory jurisdictions in which it operates;

•	approximately 3.4% average per annum growth in the cost of maintenance and operations from 2011 through 2015; and

•

continued major construction efforts requiring significant capital expenditures, premised on the modernization of Duke Energy’s regulated generating fleet, including new coal, nuclear, gas and integrated gasification combined cycle facilities and the retirement of older coal units.

Duke Energy Management Case

The following table presents the Duke Energy management case:

	Year Ended December 31,
	2010E(1)	2011E	2012E	2013E	2014E	2015E
	(in millions, except per share data)
Revenue	$14,093	$14,032	$15,458	$16,460	$17,220	$17,600
EBITDA(2)	5,270	5,186	5,540	6,180	6,473	6,747
Capital Expenditures	4,992	4,924	4,283	4,203	4,482	4,235
Earnings per Share ($/share)	$1.42	$1.35	$1.35	$1.43	$1.52	$1.56
Dividends per Share ($/share)	$0.97	$0.99	$1.01	$1.03	$1.05	$1.07

(1)	Amounts for 2010 were estimates made prior to the availability of actual results for the period and therefore differ from Duke Energy’s subsequently reported results.
(2)	EBITDA is defined as earnings before interest, tax, depreciation and amortization, is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBITDA does not include the impact of any potential synergies or costs related to the merger.

Unaudited Financial Forecasts of Progress Energy

In the course of their mutual due diligence, Progress Energy provided Duke Energy with non-public financial projections for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, which projections we refer to, collectively, as the Progress Energy management case. Progress Energy management prepared the Progress Energy management case to assist the Progress Energy board of directors in its evaluation of the strategic rationale for the merger. Progress Energy also furnished the Progress Energy management case to its financial advisors. Progress Energy also furnished the Progress Energy management case to Duke Energy, which, in turn, furnished the Progress Energy management case to Duke Energy’s financial advisors.

The key drivers and assumptions behind the Progress Energy management case include:

•	modest retail sales growth in North Carolina, South Carolina and Florida as well as effective management of operating and maintenance costs;

•

favorable outcome of rate cases in Florida, North Carolina and South Carolina. Both Progress Energy Carolinas and Progress Energy Florida assume increases effective in 2013. Progress Energy Carolinas also assumes an additional increase in 2014 related to new generation assets placed in service at the end of 2013;

•	levels of capital expenditures; and

•	equity issuances of $300 million per year in 2011–2014.

Progress Energy Management Case

The following table presents the Progress Energy management case:

	Year Ended December 31,
	2010E(1)	2011E	2012E	2013E	2014E
	(in millions, except per share data)
Revenue	$9,852	$9,192	$9,754	$10,593	$10,851
EBITDA(2)	3,005	2,946	3,095	3,580	3,785
Capital Exp. (incl. nuclear fuel)	2,409	2,241	2,109	2,034	2,301
Earnings per Share ($/share)	$3.02	$3.05	$3.13	$3.22	$3.39
Dividends per Share ($/share)	$2.48	$2.48	$2.48	$2.48	$2.48

(1)	Amounts for 2010 were estimates made prior to the availability of actual results for the period and therefore differ from Progress Energy’s subsequently reported results.
(2)	EBITDA is defined as earnings before interest, tax, depreciation and amortization, is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBITDA projections do not include the impact of any potential synergies or costs related to the merger.

Duke Energy’s Adjustments to the Progress Energy Management Case

Progress Energy management used assumptions about required cash contributions to the Progress Energy defined benefit plan when preparing the Progress Energy management case described above under “—Progress Energy Management Case.” Duke Energy management adjusted the Progress Energy management case to reflect Duke Energy management’s assumptions about such required cash contributions. In addition, Duke Energy management extended the Progress Energy management case by one year, to include estimates for 2015, by assuming a reasonable rate of growth from 2014 to 2015. Duke Energy furnished the adjusted and extended Progress Energy management case to its financial advisors.

The following table presents the Progress Energy management case, as adjusted and extended by Duke Energy management:

	Year Ended December 31,
	2010E(1)	2011E	2012E	2013E	2014E	2015E
	(in millions, except per share data)
Revenue	$9,852	$9,192	$9,754	$10,593	$10,851	$11,095
EBITDA(2)	3,005	2,946	3,095	3,580	3,785	3,870
Capital Expenditures	2,409	2,241	2,109	2,034	2,301	2,352
Adjusted Earnings per Share ($/share)	$3.02	$3.04	$3.12	$3.19	$3.36	N/A	(3)
Dividends per Share ($/share)	$2.48	$2.48	$2.48	$2.48	$2.48	N/A	(3)

(1)	Amounts for 2010 were estimates made prior to the availability of actual results for the period and therefore differ from Progress Energy’s subsequently reported results.
(2)	EBITDA is defined as earnings before interest, tax, depreciation and amortization, is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBITDA does not include the impact of any potential synergies or costs related to the merger.
(3)	Duke Energy management did not calculate 2015 estimates for Adjusted Earnings per Share or Dividends per share when extending the Progress Energy management case.

HISTORICAL MARKET PRICES AND DIVIDEND INFORMATION

Shares of Duke Energy’s common stock and Progress Energy’s common stock trade on the NYSE under the tickers “DUK” and “PGN,” respectively. The following table sets forth, on a per share basis for the periods indicated, the high and low sales price of shares of Duke Energy’s common stock and Progress Energy’s common stock as reported on the NYSE. In addition, the table also sets forth for the periods indicated the quarterly cash dividends per share declared by each of Duke Energy and Progress Energy with respect to their respective common stock.

	Duke Energy Common Stock			Progress Energy Common Stock
	High	Low	Cash Dividends Declared(1)	High	Low	Cash Dividends Declared
Fiscal Year Ending December 31, 2011:
Third Quarter (through July 5, 2011)	$19.11	$18.79	—	$48.89	$47.98	—
Second Quarter	$19.50	$17.95	$0.495	$49.03	$45.20	$0.620
First Quarter	$18.48	$17.36	$0.245	$46.83	$42.55	$0.620

Fiscal Year Ended December 31, 2010:
Fourth Quarter	$18.60	$17.19	$0.245	$45.61	$43.08	$0.620
Third Quarter	$18.08	$15.87	—	$44.82	$38.38	$0.620
Second Quarter	$17.14	$15.47	$0.485	$40.69	$37.13	$0.620
First Quarter	$17.29	$16.02	$0.240	$41.35	$37.04	$0.620

Fiscal Year Ended December 31, 2009:
Fourth Quarter	$17.94	$15.33	$0.240	$42.20	$36.67	$0.620
Third Quarter	$16.02	$14.10	—	$40.05	$35.97	$0.620
Second Quarter	$14.83	$13.31	$0.470	$38.20	$33.50	$0.620
First Quarter	$15.96	$11.72	$0.230	$40.85	$31.35	$0.620

Fiscal Year Ended December 31, 2008:
Fourth Quarter	$17.99	$13.50	$0.230	$45.60	$32.60	$0.620
Third Quarter	$19.10	$16.77	—	$45.52	$40.11	$0.615
Second Quarter	$19.20	$17.02	$0.450	$43.58	$41.00	$0.615
First Quarter	$20.60	$17.00	$0.220	$49.16	$40.54	$0.615

(1)	Dividends declared by the board of directors of Duke Energy in the second quarter of each year were payable in the second and third quarter of each year. Of the dividends declared in the second quarter, $0.23, $0.24, $0.245 and $0.25 was paid (or is payable) in the third quarter of 2008, 2009, 2010 and 2011, respectively.

The information in the preceding table is historical only. The market prices of shares of Duke Energy common stock and Progress Energy common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market prices of shares of Duke Energy common stock and Progress Energy common stock before the completion of the merger or Duke Energy common stock after the completion of the merger. Because the exchange ratio will not be adjusted to reflect changes in the market prices for shares of Duke Energy common stock and Progress Energy common stock, the market value of the consideration that Progress Energy shareholders will receive in connection with the merger may vary significantly from the prices shown in the table above. Duke Energy and Progress Energy urge you to obtain current market quotations for shares of Duke Energy common stock and Progress Energy common stock before making any decision regarding the proposals contained in this document.

COMPARISON OF SHAREHOLDER RIGHTS

Upon completion of the merger, Progress Energy shareholders will receive shares of common stock of Duke Energy in exchange for their shares of Progress Energy common stock.

•

The rights of Duke Energy shareholders are, and the rights of shareholders of the combined company upon completion of the merger will be, governed by the Delaware General Corporation Law, which we refer to in this document as the DGCL, Duke Energy’s amended and restated certificate of incorporation and its amended and restated by-laws.

•	The rights of Progress Energy shareholders are governed by the NCBCA, Progress Energy’s amended and restated articles of incorporation and its by-laws, each as amended.

The following table summarizes material differences between the rights of holders of Progress Energy common stock and Duke Energy common stock. This summary is qualified in its entirety by reference to the DGCL, the NCBCA, Duke Energy’s amended and restated certificate of incorporation, Duke Energy’s amended and restated by-laws, Progress Energy’s amended and restated articles of incorporation and Progress Energy’s by-laws, each as amended. For a more complete understanding of the differences between being a shareholder of Progress Energy and Duke Energy, you should carefully read this entire document and the relevant provisions of the DGCL and the NCBCA, Duke Energy’s amended and restated certificate of incorporation, Duke Energy’s amended and restated by-laws, Progress Energy’s amended and restated articles of incorporation and Progress Energy’s by-laws, each as amended, which are incorporated by reference into this document.

Progress Energy	Duke Energy
Corporate Governance

Progress Energy’s amended and restated articles of incorporation, by-laws, each as amended, and North Carolina law, including the NCBCA, govern the rights of holders of Progress Energy common stock.	Duke Energy’s amended and restated certificate of incorporation, amended and restated by-laws and Delaware law, including the DGCL, govern the rights of holders of Duke Energy common stock.

Authorized Capital Stock; Authority to Issue Capital Stock

Progress Energy’s amended and restated articles of incorporation provide that the total number of shares of capital stock which may be issued by Progress Energy is 520,000,000, consisting of 500,000,000 shares of common stock, no par value per share and 20,000,000 shares of preferred stock, no par value per share. All outstanding shares of Progress Energy common stock are fully paid and nonassessable. As of the close of business on July 5, 2011, 294,562,997 shares of Progress Energy common stock were issued and outstanding.	Duke Energy’s amended and restated certificate of incorporation provides that the total number of shares of capital stock which may be issued by Duke Energy is 2,044,000,000, consisting of 2,000,000,000 shares of common stock, par value $0.001 per share and 44,000,000 shares of preferred stock, par value $0.001 per share. All outstanding shares of Duke Energy common stock are fully paid and nonassessable. As of the close of business on July 5, 2011, 1,331,771,448 shares of Duke Energy common stock were issued and outstanding.

Number of Directors; Classification of Board of Directors

The NCBCA provides that a corporation’s board of directors must consist of one or more individuals, with the number specified in or fixed in accordance with the articles of incorporation or by-laws. The NCBCA further provides that directors need not be residents of the State of North Carolina nor shareholders of the corporation unless the corporation’s articles of incorporation or by-laws so provide. The articles of

The DGCL provides that a corporation’s board of directors must consist of one or more individuals, with the number fixed by, or in the manner provided in, the by-laws, unless the certificate of incorporation fixes the number, in which case a change in the number of directors may be made only by amendment of the certificate. The DGCL further provides that directors need not be shareholders of the corporation

Progress Energy	Duke Energy

incorporation and by-laws may also prescribe other qualifications for directors.

The Progress Energy by-laws provide that the number of directors will not be less than 11 nor more than 15, as shall be determined by the affirmative vote of a majority of the whole board of directors, provided that, the number of directors shall not be reduced to a number less than the number of directors then in office unless such reduction shall become effective only at and after the next ensuing meeting of the shareholders for the election of directors. The Progress Energy board of directors is not classified, and the term of each member of the board expires at the next annual meeting of shareholders.

unless the corporation’s certificate of incorporation or by-laws so provide. The certificate of incorporation and by-laws may also prescribe other qualifications for directors.

The Duke Energy certificate of incorporation provides that except as otherwise fixed or pursuant to the rights of the holders of any series of preferred stock, the number of directors will not be less than 9 nor more than 18, as may be fixed from time to time by the board. The Duke Energy by-laws provide that a director must be a shareholder of Duke Energy or become a shareholder of Duke Energy within a reasonable time after election to the Board. Upon completion of the merger, Duke Energy’s board of directors will consist of 18 directors. Duke Energy expects that each of its 11 current directors will continue serving on its board upon the completion of the merger, and Progress Energy expects that Mr. Johnson and six additional current members of its board of directors will serve on the board of directors of Duke Energy upon completion of the merger, subject to such individuals’ ability and willingness to serve. The Duke Energy board of directors is not classified, and the term of each member of the board expires at the next annual meeting of shareholders.

Vacancies on the Board and Newly Created Directorships

The NCBCA provides that unless the articles of incorporation provide otherwise, if a vacancy occurs on a board of directors, including, without limitation, a vacancy resulting from an increase in the number of directors or from the failure by the shareholders to elect the full authorized number of directors, the shareholders may fill the vacancy; or the board of directors may fill the vacancy; or if the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of all the directors, or by the sole director, remaining in office.

The Progress Energy articles of incorporation provide that, subject to the rights of the holders of any preferred stock then outstanding and any limitations set forth in the NCBCA, newly created directorships resulting from any increase in the number of directors and any vacancies on the board resulting from death, resignation, disqualification, removal or other cause will be filled solely (i) by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board or (ii) at an annual meeting of

The DGCL provides that, unless otherwise provided in the certificate of incorporation or by-laws, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. The Duke Energy certificate of incorporation provides that, subject to the rights of holders of any class or series of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the board resulting from death, resignation, disqualification, removal or other cause will be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board. Any director elected to fill a vacancy on the board will hold office until the next annual meeting of shareholders at which directors are elected and until their successors are duly elected and qualified, or until their earlier death, resignation, retirement, disqualification or removal. No decrease in the number of directors constituting the board of directors will shorten the term of any incumbent director.

Progress Energy	Duke Energy
shareholders by the shareholders entitled to vote on the election of directors. The Progress Energy by-laws provide that any director elected by the affirmative vote of a majority of the remaining directors then in office to fill a vacancy on the board will hold office until the next annual meeting of shareholders at which directors are elected and until their successor is elected.
Removal of Directors

The NCBCA provides that unless the articles of incorporation or a by-law adopted by shareholders provide otherwise, any director or the entire board of directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of the votes entitled to be cast at any election of directors.

Progress Energy’s articles of incorporation provide that, subject to the rights of the holders of any preferred stock then outstanding, any director may be removed with or without cause by the affirmative vote of a majority of the voting power of the then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single voting group.

The DGCL provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except in certain circumstances. Duke Energy’s certificate of incorporation provides that a director may be removed by shareholders with or without cause, provided that subject to applicable law, any director elected by the holders of any series of preferred stock may be removed without cause only by the holders of a majority of the shares of such series of preferred stock.
Quorum for Meetings of Shareholders

The NCBCA provides that unless the articles of incorporation, a by-law adopted by the shareholders, or the NCBCA provides otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter. Shares entitled to vote as a separate voting group may take action on a matter at a meeting of shareholders only if a quorum of that voting group exists. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting. In the absence of a quorum at the opening of any meeting of shareholders, such meeting may be adjourned from time to time by the vote of a majority of the votes cast on the motion to adjourn; and subject to the by-laws, at any adjourned meeting any business may be transacted that might have been transacted at the original meeting if a quorum exists with respect to the matter proposed.

Progress Energy’s articles of incorporation and by-laws do not modify these provisions of the NCBCA.

The DGCL generally provides that a quorum for a shareholders meeting consists of a majority of shares entitled to vote present in person or represented by proxy at such meeting, unless the certificate of incorporation or by-laws of the corporation provide otherwise.

Duke Energy’s by-laws provide that unless otherwise expressly required by the certificate of incorporation or applicable law, at any meeting of the shareholders, the presence in person or by proxy of shareholders entitled to cast a majority of the votes entitled to be cast at such meeting will constitute a quorum for the entire meeting notwithstanding the withdrawal of shareholders entitled to cast a sufficient number of votes in person by proxy to reduce the number of votes represented at the meeting below a quorum. Shares of Duke Energy’s capital stock belonging to Duke Energy or to another corporation, if a majority of the shares entitled to vote in an election of the directors of such other corporation is held by Duke Energy are neither to be counted for the purpose of determining the presence of a quorum nor entitled to vote at any meeting of the shareholders; provided, however, that the foregoing does not limit the right of Duke Energy to vote stock, including stock of Duke Energy, held in a fiduciary capacity.

Progress Energy	Duke Energy

Voting Rights and Required Vote Generally

The NCBCA provides that, unless the articles of incorporation provide otherwise, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders meeting, except that absent special circumstances, the shares of a corporation are not entitled to vote if they are owned, directly or indirectly, by a second corporation, domestic or foreign, and the first corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation. The NCBCA further provides that unless the articles of incorporation, a by-law adopted by the shareholders, or the NCBCA provides otherwise, if a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action. With respect to election of directors, unless otherwise provided in the articles of incorporation or a valid shareholders agreement, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Progress Energy’s by-laws provide that when a quorum is present at any meeting of shareholders, all matters, including the election of directors, are to be decided by the vote of the holders of a majority of the outstanding stock having voting power present in person or represented by proxy at the meeting, unless the question is one upon which by express provision of any applicable statute or of the articles of incorporation a different vote is required.

The DGCL provides that unless otherwise provided in a corporation’s certificate of incorporation, each shareholder is entitled to one vote for each share of capital stock held by such shareholder. The DGCL further provides that unless a corporation’s certificate of incorporation or by-laws otherwise provides, directors of a corporation are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote in the election at a shareholders meeting at which a quorum is present. The Duke Energy certificate of incorporation provides that the election of directors need not be by written ballot unless required by the by-laws. Except as otherwise required by the DGCL or by the certificate of incorporation or by-laws, under the DGCL, all matters brought before a shareholders meeting (other than the election of directors) require the affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at that meeting at a shareholders meeting at which a quorum is present.

Duke Energy’s by-laws provide that when a quorum is present at any meeting of shareholders, all matters are to be decided by the vote of a majority of the total number of votes represented and entitled to vote at such meeting, unless the matter is one upon which by express provision of law, the rules or regulations of any stock exchange or governmental or regulatory body applicable to Duke Energy, the certificate of incorporation or by-laws, a different vote is required. The Duke Energy by-laws provide that at each meeting of shareholders for the election of directors at which a quorum is present, the persons receiving the greatest number of votes, up to the number of directors to be elected, will be the directors.

Votes on Mergers, Consolidations, Sales or Leases of Assets and Certain Other Transactions

Under the NCBCA, a merger, share exchange, sale of all or substantially all of a corporation’s assets or voluntary dissolution must be approved by each voting group entitled to vote separately by a majority of all the votes entitled to be cast by each such voting group, unless a greater vote is required by the corporation’s articles or as otherwise provided by law. However, unless required by the articles of incorporation, approval is not required by the holders of the outstanding stock of a constituent corporation surviving a merger if:

•    except for certain amendments permitted by the NCBCA by a corporation’s board of

Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by a majority of the outstanding stock of the corporation entitled to vote. However, unless required by its certificate of incorporation, approval is not required by the holders of the outstanding stock of a constituent corporation surviving a merger if:

•    the merger agreement does not amend in any respect its certificate of incorporation;

•    each share of its stock outstanding prior to the merger will be an identical share of stock following the merger; and

Progress Energy	Duke Energy

directors without shareholder approval, the merger agreement does not amend in any respect the corporation’s articles of incorporation;

•    each shareholder of the corporation whose shares were outstanding immediately before the effective date of the merger will hold the same shares, with identical preferences, limitations and relative rights, immediately after the effective date of the merger;

•    the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and

•    the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger), will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger.

Unless required by the articles of incorporation require otherwise, shareholder approval is not required for either a parent corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation or such subsidiary corporation if the corporation surviving the merger is the subsidiary corporation. If the parent corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation is not the surviving corporation, the otherwise required vote of at least a majority of the parent’s outstanding stock entitled to vote is required to approve the merger. No vote of the holders of the subsidiary’s outstanding stock is required in these circumstances.

The Progress Energy articles of incorporation and by-laws do not modify these provisions of the NCBCA.

•    either no shares of the surviving corporation’s common stock and no shares, securities or obligations convertible into such stock will be issued or delivered pursuant to the merger, or the authorized unissued shares or treasury shares of the surviving corporation’s common stock to be issued or delivered pursuant to the merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered pursuant to the merger do not exceed 20% of the shares of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger.

Shareholder approval is not required for either the acquired or, in most cases, the acquiring corporation in a merger if the corporation surviving the merger is at least the 90% parent of the acquired corporation. If the 90% parent is not the surviving corporation, however, the otherwise required vote of at least a majority of the parent’s outstanding stock entitled to vote is required to approve the merger. No vote of the holders of the subsidiary’s outstanding stock is required in these circumstances.

The Duke Energy certificate of incorporation and by-laws do not modify these provisions of the DGCL.

Progress Energy	Duke Energy
Business Combination or Anti-takeover Statutes

The North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act restrict business combinations with, and the accumulation of shares of voting stock of, certain North Carolina corporations.

Progress Energy has elected not to be covered by the restrictions imposed by these statutes. As a result, these statutes do not apply to Progress Energy or to the merger.

Section 203 of the DGCL is Delaware’s business combination statute. Section 203 is designed to protect publicly-traded Delaware corporations, such as Duke Energy, from hostile takeovers, by prohibiting a Delaware corporation from engaging in a “business combination” with a person beneficially owning 15% or more of the corporation’s voting stock for three years following the time that person becomes a 15% beneficial owner, with certain exceptions. A corporation may elect not to be governed by Section 203 of the DGCL.

Duke Energy has not opted out of the protections of Section 203 of the DGCL.

Shareholder Action by Written Consent

The NCBCA provides that any action required to be taken at any annual or special meeting of shareholders of a corporation, or any action permitted to be taken at any annual or special meeting of such shareholders, may be taken without a meeting and without prior notice, if one or more unrevoked consents in writing, describing the action to be taken and delivered to the corporation for inclusion in the minutes or filing with the corporate records, is signed by all shareholders entitled to vote on the action.

There is no provision for shareholder action by written consent in either the articles of incorporation or the by-laws of Progress Energy.

The DGCL provides that unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of shareholders of a corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Duke Energy certificate of incorporation allows for shareholder action by written consent if it is signed by all the holders of Duke Energy’s issued and outstanding capital stock entitled to vote thereon.

Special Meetings of Shareholders

The NCBCA provides that a corporation will hold a special meeting of shareholders if called for by its board of directors or the person or persons authorized to do so by the articles of incorporation or the by-laws. Only business within the purpose or purposes described in the meeting notice required by the NCBCA may be conducted at the special meeting of shareholders.

The Progress Energy by-laws provide that a special meeting of shareholder may be called for by a majority of the board of directors or of the executive committee, or by the chairman of the board of directors or the president of the corporation for any purpose, as stated in the notice of such special meeting.

The DGCL provides that special meetings of the shareholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the by-laws. The Duke Energy by-laws provide that except as otherwise expressly required by the certificate of incorporation or applicable law and subject to the rights of the holders of any series of preferred stock of Duke Energy, special meetings of the shareholders or of any class or series entitled to vote may be called for any purpose or purposes by the chairman of the board of directors or by the board of directors pursuant to a resolution stating the purpose of the meeting. Any business properly brought before the meeting may be transacted at a special meeting.

Progress Energy	Duke Energy
Amendments to Governing Documents

The NCBCA provides that an amendment to a corporation’s articles of incorporation generally requires that, after adopting an amendment, the board of directors must submit the amendment to the shareholders for their approval and that the amendment must be approved by either a majority of all shares entitled to vote thereon or a majority of the votes cast thereon, depending on the amendment’s nature, unless the articles of incorporation, a by-law adopted by the shareholders or the board of directors require a greater vote. If the amendment affects the shares of a certain class or series of stock in a particular way, that class or series must approve the amendment separately. In accordance with the NCBCA, the board of directors may condition the proposed amendment’s submission on any basis. The NCBCA also provides that a corporation’s board of directors may amend or repeal the corporation’s by-laws, except to the extent otherwise provided in the articles of incorporation or a by-law adopted by the shareholders or the NCBCA, and except that a by-law adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors if neither the articles of incorporation nor a by-law adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular by-law or the by-laws generally. The NCBCA also provides that a corporation’s shareholders may amend or repeal the corporation’s by-laws even though the by-laws may also be amended or repealed by its board of directors.

The Progress Energy articles of incorporation provide that an amendment or restatement of the articles of incorporation requiring shareholder approval shall be approved by a majority of the votes entitled to be cast by each voting group that is entitled to vote on the matter, unless in submitting any such amendment or restatement to the shareholders the board of directors requires a greater vote. The Progress Energy articles of incorporation also provide that in furtherance of, and not in limitation of, the powers conferred by the NCBCA, the Progress Energy board of directors is expressly authorized and empowered to adopt, amend or repeal the by-laws of the corporation. Any such by-laws adopted by the board of directors may be altered, amended or repealed by the board of directors or by the affirmative vote of the holders of a majority of the voting power of the then-outstanding voting stock, voting together as a single voting group. The affirmative vote of the holders

The DGCL provides that an amendment to a corporation’s certificate of incorporation requires that the board of directors adopt a resolution setting forth the proposed amendment and that the shareholders must approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if any). The Duke Energy certificate of incorporation provides that Duke Energy may supplement, amend, alter, change or repeal any provision contained in the Duke Energy certificate of incorporation in the manner then prescribed by Delaware law and the certificate of incorporation. Notwithstanding the foregoing, the amendment provision of the certificate of incorporation and those provisions of the certificate of incorporation which address the number of directors and vacancies and newly created directorships may not be supplemented, amended, altered, changed, or repealed unless approved by the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes of Duke Energy entitled to vote generally in the election of directors, voting together as a single class.

The Duke Energy by-laws provide that except as otherwise expressly provided in the certificate of incorporation, the by-laws, or any of them, may from time to time be supplemented, amended or repealed, or new by-laws may be adopted, by the board at any regular or special meeting of the board, if such supplement, amendment, repeal or adoption is approved by a majority of the entire board (meaning the total number of directors as Duke Energy would have absent any vacancies). Duke Energy’s certificate of incorporation provides that no by-laws may be adopted, repealed, altered or amended in any manner that would be inconsistent with the certificate of incorporation. The Duke Energy board’s power to amend the by-laws includes the ability to amend by-laws adopted by the shareholders.

Progress Energy	Duke Energy
of a majority of the voting power of the then-outstanding voting stock, voting together as a single voting group also is required for the adopt of any additional by-laws by the shareholders. Any by-law adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board of directors unless the articles of incorporation or a by-law adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular by-law or the by-laws generally.

Indemnification of Directors and Officers

The NCBCA provides that a corporation may indemnify its directors, officers, employees and agents against liabilities and expenses incurred in a proceeding if the person conducted himself or herself in good faith and in a manner he or she reasonably believed to be, with respect to conduct in his or her official capacity with the corporation, in the best interests of the corporation, with respect to all other conduct, not opposed to the best interests of the corporation and with respect to any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The NCBCA further provides that no indemnification is available in respect of a claim in connection with a proceeding by or in the right of the corporation in which the person has been adjudged to be liable to the corporation or in connection with any other proceeding charging impersonal benefit to him or her, whether or not involving action in his or her official capacity, in which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her. Under the NCBCA, unless limited by its articles of incorporation, a corporation must indemnify its present or former directors and officers who were wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer of the corporation against any reasonable expenses incurred by him or her in connection with such proceeding.

The Progress Energy by-laws provide that Progress Energy will indemnify any past, present or future officer or director of the corporation, as well as persons who are serving at the request of the corporation as an officer or director of any other corporation, partnership, joint venture, trust or other enterprise, for and against such liabilities and expenses to the maximum extent allowed under the NCBCA.

The DGCL provides that a corporation may indemnify its officers, directors, employees and agents against liabilities and expenses incurred in proceedings if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe that the person’s conduct was unlawful. The DGCL further provides that no indemnification is available in respect of a claim as to which the person has been adjudged to be liable to the corporation, unless and only to the extent that a court determines that in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

The Duke Energy by-laws provide that Duke Energy will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Duke Energy to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was a director or officer of the corporation serving at the request of Duke Energy as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise if such person acted in good faith, in a manner such person reasonably believed to be in or not opposed to the best interests of Duke

Progress Energy	Duke Energy

The Progress Energy by-laws also provide that Progress Energy will indemnify any such officer or director, as well as persons who are serving at the request of the corporation as an officer or director (or in any position of similar authority, by whatever title known) of any other corporation, partnership, joint venture, trust or other enterprise and any person who at any time serves or has served as an individual trustee or administrator under any employee benefit plan, against all reasonable expenses, including attorney’s fees, and the payments made in satisfaction of any judgment, money decree, fine, penalty or settlement, actually and necessarily incurred in connection with any pending, threatened or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether or not brought by the corporation or on behalf of the corporation in a derivative action, seeking to hold him or her liable by reason of or arising out of his or her status as such or his or her activities in any of the foregoing capacities; provided, however, that the corporation shall not indemnify any person against liability or litigation expense he or she may incur on account of his or her activities which were at the time taken known or believed by him or her to be clearly in conflict with the best interests of the corporation.

The Progress Energy by-laws also provide that the corporation may, in its sole discretion, wholly or partially indemnify any employee or agent of the corporation to the same extent as provided in the by-laws for officers and directors of the corporation.

Energy, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Any indemnification will be made only as authorized by Duke Energy in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances, as further detailed in the Duke Energy by-laws. To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise, Duke Energy will indemnify such person against expenses actually and reasonably incurred in connection therewith, without the necessity of authorization in the specific case.

Limitation of Personal Liability of Directors

The NCBCA provides that a director of a corporation shall not be liable for any action taken as a director, or any failure to take any action, if he or she performed the duties of his or her office in compliance with the NCBCA. The NCBCA also provides that a corporation may limit or eliminate a director’s personal liability arising out of an action whether by or in the right of the corporation for monetary damages for breach of duty as a director, except with respect to acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, any liability for unlawful distributions, any transaction from which the director derived an improper personal benefit, or acts or omissions occurring prior to the date such provisions of the NCBCA became effective.

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its shareholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s shareholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions), and for any transaction from which the director derived an improper personal benefit.

The Duke Energy certificate of incorporation provides that except to the extent elimination or limitation of liability is not permitted by applicable law, no director of Duke Energy will be personally

Progress Energy	Duke Energy

The Progress Energy articles of incorporation provide that a director of the corporation shall not be liable to the corporation or any of its shareholders for monetary damages for breach of duty as a director, to the fullest extent permitted by the NCBCA. In addition, the Progress Energy by-laws provide that no past, present or future director or officer of the corporation (or his or her heirs, executors, and administrators) shall be liable for any act, omission, step or conduct taken or had in good faith that (whether by condition or otherwise) is required, authorized or approved by any order or orders issued pursuant to: PUHCA, the Federal Power Act or any state statute regulating the corporation or its subsidiaries by reason of their being public utility companies or subsidiaries of public utility holding companies, or any amendments to the foregoing laws.

liable to Duke Energy or its shareholders for monetary damages for any breach of fiduciary duty in such capacity. Any repeal or modification of this provision by the shareholders of Duke Energy will not adversely affect any right or protection of a director of Duke Energy existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Preemptive Rights

The Progress Energy shareholders do not have preemptive rights. Thus, if additional shares of Progress Energy common stock are issued, the current holders of Progress Energy common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	The Duke Energy shareholders do not have preemptive rights. Thus, if additional shares of Duke Energy common stock are issued, the current holders of Duke Energy common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Dividends and Stock Repurchases

The NCBCA provides that, subject to any restrictions in a corporation’s articles of incorporation, a corporation’s board of directors may authorize and the corporation may make distributions to its shareholders provided that (i) the corporation is able to pay its debts as they become due in the usual course of business, and (ii) the corporation’s total assets are greater than the sum of its liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Progress Energy’s articles of incorporation also restrict the corporation’s ability to declare and pay or set apart for payment any dividends (other than dividends payable in common stock or other stock of the corporation ranking junior to the preferred stock as to dividends) or make any other distribution on such junior stock if, at the time of making such declaration, payment or distribution, the corporation is in default with respect to any dividend payable on, or any obligation to redeem, any shares of preferred stock.

The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation. Subject to the rights, if any, of the holders of any class or series of preferred stock or any class or series of stock having a preference over or the right to participate with the common stock with respect to the payment of dividends, Duke Energy’s certificate of incorporation places no

Progress Energy	Duke Energy
additional restrictions on the ability of its board of directors to declare dividends or redeem or repurchase shares of its capital stock.

Record Date for Determining Shareholders Entitled to Vote

As permitted under the NCBCA, the Progress Energy by-laws provide that the board of directors may fix a future date as the record date for the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose. Such record date may not be more than 70 days before the meeting or action requiring a determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made, the by-laws provide that such determination shall apply to any adjournment thereof unless the board of directors fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.	As permitted under the DGCL, the Duke Energy by-laws provide that in order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, the board of directors may fix a record date, which record date may not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date may not be more than 60 nor less than 10 days before the date of such meeting. If the board does not fix a record date, the record date for determining shareholders entitled to vote at a meeting of shareholders is the close of business on the day next preceding the day on which the meeting is to be held.

Notice of Shareholders Meetings

As permitted under the NCBCA, Progress Energy’s by-laws provide that the corporation must notify shareholders between 10 and 60 days before any annual or special meeting of the date, time and place of the meeting. A notice of a special meeting must state the purpose or purposes for which the special meeting is called.	As permitted under the DGCL, Duke Energy’s by-laws provide that, unless otherwise provided by law, Duke Energy must notify shareholders between 10 and 60 days before any annual or special meeting of the time and place of the meeting. A notice of a special meeting must state the purpose or purposes for which the special meeting is called. Notices may be given by electronic transmission to the fullest extent permitted by the DGCL in a form of electronic transmission to which the shareholder has consented.

Advance Notice of Shareholder Nominations for Director Candidates and Shareholder Proposals

Under the Progress Energy by-laws, a shareholder who is a holder of record and is entitled to vote at an annual meeting of shareholders may bring business before the meeting and nominate persons for election to the board of directors. To be timely, a shareholder’s notice of their intent to bring business before an annual meeting must be received by the Secretary of Progress Energy at the principal executive offices of Progress Energy no later than the close of business 60 days prior to the anniversary date of the immediately preceding annual meeting, and a shareholder’s notice of a nomination of persons for election to the board of directors must be received, either by personal delivery or by United States

Under the Duke Energy by-laws, a shareholder who is a holder of record and is entitled to vote at an annual meeting of shareholders may bring business before the meeting and nominate persons for election to the board of directors, subject to the rights of holders of any class or series of preferred stock, by giving notice as described below. The shareholder must give written notice to the Secretary of Duke Energy, by mail or personal delivery at the principal executive offices of Duke Energy, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting, except that in the event that the date of the annual meeting is

Progress Energy	Duke Energy

registered or certified mail, postage prepaid, by the Secretary of Progress Energy at the principal executive offices of Progress Energy no later than the 120th calendar day prior to the anniversary of the date the corporation’s annual proxy statement was released to shareholders in connection with the previous year’s annual meeting. The public announcement of an adjournment or postponement of an annual meeting or the fact that an annual meeting is held after the anniversary of the preceding annual meeting will not commence a new time period for the giving of either such shareholder notice. A shareholder’s notice must set forth as to each matter the shareholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the annual meeting, (ii) the reasons for conducting such business at the annual meeting, (iii) the name and address of the shareholder and beneficial owner, if any, on whose behalf the proposal is made, (iv) the class and number of shares of the corporation which are owned by the shareholder and such beneficial owner, (v) a representation that the shareholder is a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business and (vi) any material interest of the shareholder and such beneficial owner in such business. A shareholder’s notice with respect to a nomination of a person for election to the board of directors must set forth (i) the name and address of record of the shareholder who intends to make the nomination, the beneficial owner, if any, on whose behalf the nomination is made and of the person or persons to be nominated, (ii) the class and number of shares of the corporation that are owned by the shareholder and such beneficial owner, (iii) a representation that the shareholder is a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (iv) a description of all arrangements, understandings or relationships between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder and (v) such other information regarding each nominee proposed by such shareholder as would be required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required to be disclosed, pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the board of directors, and more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be received not later than the tenth day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of the meeting is first made by Duke Energy, whichever first occurs and, in the case of an election of directors to be held at a special meeting of Duke Energy shareholders, not earlier than the 90th day prior to such special meeting and not later than the later of the 60th day prior to such special meeting or the tenth day following the day on which public announcement of the date of the special meeting and of the nominees to be elected at such meeting is first made. A public announcement of an adjournment of an annual meeting will not start a new time period for the giving of notice. A notice must set forth a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the annual meeting, and if such business includes a proposal to amend the organizational documents of the company, a text of the proposed amendment; the name and address, as they appear on the company’s books, of the shareholder proposing such business; the class and number of shares of the company that the shareholder owns beneficially; any material interest of the shareholder in such business; and, if the shareholder intends to solicit proxies in support of the proposal, a representation to that effect. A notice with respect to a nomination of a person for election to the board of directors must set forth the name and address of the shareholder who intends to make the nomination, a representation that the shareholder is a holder of record of stock of Duke Energy entitled to vote at such meeting and intends to appear at the meeting to make the nomination, a description of all arrangements or understandings between the shareholder, the nominee and any other person with respect to the nomination, such other information regarding such nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nomination been made by the Duke Energy board of directors, the consent of each nominee to serve as a director if elected and if the shareholder intends to solicit proxies in support of the nomination, a representation to that effect.

If the shareholder does not appear or send a qualified representative to present the proposal at the annual meeting, the company need not present such proposal

Progress Energy	Duke Energy

shall include a consent signed by each such nominee to serve as a director of the corporation if so elected.

In the event that a shareholder attempts to bring business before a meeting without complying with these procedures, such business will not be transacted at such meeting, and in the event that a shareholder attempts to nominate any person for the board of directors without complying with these procedures, such person shall not be nominated and shall not stand for election at such meeting.

for a vote, notwithstanding that proxies in respect of such vote may have been received by the company. Only persons nominated in accordance with the above provisions are eligible to serve on the Duke Energy board of directors.

Shareholder Inspection of Corporate Records

Under the NCBCA, a complete list of the shareholders entitled to vote at a shareholders meeting must be available for shareholder inspection beginning two business days after notice of the shareholders meeting is given, and continuing through the meeting at the corporation’s principal office or at a place identified in the meeting notice in the city where the meeting will be held.	The DGCL provides any shareholder with the right to inspect the company’s stock ledger, shareholder lists and other books and records for a purpose reasonably related to the person’s interest as a shareholder. A complete list of the shareholders entitled to vote at a shareholders meeting must be available for shareholder inspection at least 10 days before the meeting.

LEGAL MATTERS

The validity of the shares of Duke Energy common stock to be issued in the merger will be passed upon by Wachtell, Lipton, Rosen & Katz. Certain U.S. federal income tax consequences relating to the merger and the transactions contemplated by the merger agreement will be passed upon by Hunton & Williams LLP for Progress Energy and by Wachtell, Lipton, Rosen & Katz for Duke Energy.

EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated by reference from Duke Energy’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of Duke Energy’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule incorporated by reference from Progress Energy’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of Progress Energy’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

DATES FOR SUBMISSION OF SHAREHOLDER PROPOSALS FOR 2012 ANNUAL MEETINGS

Duke Energy

Duke Energy will hold an annual meeting in 2012 regardless of whether the merger has been completed.

For inclusion in the proxy statement and form of proxy relating to the Duke Energy 2012 annual meeting of shareholders, shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act must have been received by Duke Energy not later than November 19, 2011 (or, if Duke Energy were to reschedule the Duke Energy 2012 annual meeting of shareholders on a date that is not within 30 days of May 5, 2012, the anniversary of the Duke Energy 2011 annual meeting of shareholders, not later than a reasonable period of time before Duke Energy begins to print and send its proxy materials for the its 2012 annual meeting of shareholders).

A Duke Energy shareholder who otherwise intends to present business at the Duke Energy 2012 annual meeting of shareholders, or who wishes to nominate a person for election to the Duke Energy board of directors, must comply with Duke Energy’s bylaws. Duke Energy’s bylaws require, among other things, that for nominations of persons for election to the Duke Energy board of directors or the proposal of business not included in Duke Energy’s notice of the meeting to be considered by the Duke Energy shareholders at an annual meeting, a Duke Energy shareholder must give timely written notice thereof. To be timely for the Duke Energy 2012 annual meeting of shareholders, Duke Energy’s corporate secretary must receive that notice not earlier than January 5, 2012 and not later than February 4, 2012. However, if the Duke Energy 2012 annual meeting of shareholders is advanced by more than 30 days, or delayed by more than 60 days, from May 5, 2012, then the notice must be delivered not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public announcement of the date of such meeting is first made by Duke Energy, whichever occurs first. The Duke Energy shareholders notice must contain and be accompanied by certain information as specified in Duke Energy’s bylaws. Duke Energy reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

Progress Energy

Progress Energy will hold an annual meeting in 2012 only if the merger has not already been completed.

For inclusion in the proxy statement and form of proxy relating to the Progress Energy 2012 annual meeting of shareholders, shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act must have been received by Progress Energy not later than December 2, 2011 (or, if Progress Energy were to reschedule the Progress Energy 2012 annual meeting of shareholders on a date that is not within 30 days of May 11, 2012, the anniversary of the Progress Energy 2011 annual meeting of shareholders, not later than a reasonable period of time before Progress Energy begins to print and send its proxy materials for its 2012 annual meeting of shareholders).

A Progress Energy shareholder who otherwise intends to present business at the Progress Energy 2012 annual meeting of shareholders, or who wishes to nominate a person for election to the Progress Energy board of directors, must comply with Progress Energy’s bylaws. Progress Energy’s bylaws require, among other things, that for nominations of persons for election to the Progress Energy board of directors or the proposal of business not included in Progress Energy’s notice of meeting to be considered by the Progress Energy shareholders at an annual meeting, a Progress Energy shareholder must give timely written notice thereof. To be timely for the Progress Energy 2012 annual meeting of shareholders, Progress Energy’s corporate secretary must receive that notice not later than December 2, 2011, and Progress Energy’s corporate secretary must receive notice of a Progress Energy shareholder’s intention to present other business not later than March 12, 2012. The Progress Energy shareholders notice must contain and be accompanied by certain information as specified in Progress Energy’s bylaws. Progress Energy reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

Duke Energy and Progress Energy file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Duke Energy and Progress Energy, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult Duke Energy’s or Progress Energy’s respective websites for more information concerning the merger described in this document. Duke Energy’s website is www.duke-energy.com. Progress Energy’s website is progress-energy.com. We provide additional information at http://www.duke-energy.com/progress-energy-merger/. We do not incorporate by reference into this document information included on these websites.

Duke Energy has filed with the SEC a registration statement to register the shares of Duke Energy common stock to be issued to Progress Energy shareholders in connection with the merger. This document forms a part of that registration statement and constitutes a prospectus of Duke Energy, in addition to being a proxy statement of Duke Energy for its special shareholder meeting and of Progress Energy for its special shareholder meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Duke Energy common stock. The rules and regulations of the SEC allow Duke Energy and Progress Energy to omit certain information included in the registration statement from this document.

In addition, the SEC allows Duke Energy and Progress Energy to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this document, except for any information that is superseded by information included directly in this document.

This document incorporates by reference the documents listed below that Duke Energy and Progress Energy have previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. They contain important information about Duke Energy and Progress Energy, the financial condition of each company and other matters.

Duke Energy Filings (File No. 001-32853)	Period

Annual Report on Form 10-K	Filed on February 25, 2011 for the fiscal year ended December 31, 2010.

Quarterly Report on Form 10-Q	Filed on May 9, 2011 for the quarter ended March 31, 2011.

Proxy Statement on Schedule 14A	Filed on March 17, 2011, in connection with the solicitation of proxies for the Duke Energy 2011 annual meeting of shareholders.

Current Reports on Form 8-K	Filed on January 10, 2011, January 11, 2011, January 13, 2011, January 26, 2011, February 17, 2011, February 22, 2011, March 11, 2011, April 1, 2011, April 5, 2011, May 3, 2011, May 10, 2011, May 12, 2011, May 26, 2011, June 27, 2011 and July 1, 2011 (other than documents or portions of those documents not deemed to be filed).

Description of Duke Energy common stock	Contained in Item 8.01 of Duke Energy’s Form 8-K filed on April 4, 2006.

Progress Energy Filings (File No. 001-15929)	Period

Annual Report on Form 10-K	Filed on February 28, 2011 for the fiscal year ended December 31, 2010, as amended by Annual Report on Form 10-K/A filed on March 17, 2011.

Quarterly Report on Form 10-Q	Filed on May 9, 2011 for the quarter ended March 31, 2011.

Proxy Statement on Schedule 14A	Filed on March 31, 2011, in connection with the solicitation of proxies for the Progress Energy 2011 annual meeting of shareholders.

Current Reports on Form 8-K	Filed on January 10, 2011 (including Items 8.01 and 9.01), January 10, 2011 (including Items 1.01, 5.02 and 9.01), January 18, 2011, January 21, 2011, February 18, 2011, February 25, 2011, March 15, 2011, March 21, 2011, April 4, 2011, April 15, 2011, May 5, 2011, May 16, 2011 (including Item 5.07), June 23, 2011, June 27, 2011 and June 28, 2011 (other than documents or portions of those documents not deemed to be filed).

This document also incorporates by reference all additional documents that may be filed by Duke Energy and Progress Energy with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the later to occur of the date of the Duke Energy special meeting and the date of the Progress Energy special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements (other than portions of those documents deemed to have been furnished and not filed).

Progress Energy has supplied all information relating to Progress Energy; Duke Energy has supplied all information relating to Duke Energy.

Duke Energy and Progress Energy shareholders can obtain any document incorporated by reference into this document from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this document, the exhibit will also be provided without charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Duke Energy Corporation shareholders should contact	Progress Energy, Inc. shareholders should contact

Georgeson Inc. 199 Water Street, 26th Floor New York, New York 10038 Shareholders call toll free: (800) 509-0984 Banks and brokers call collect: (212) 440-9800	Innisfree M&A Incorporated 501 Madison Avenue, 20th floor New York, New York 10022 Shareholders call toll-free: (877) 750-9499 Banks and brokers call collect: (212) 750-5833

You should rely only on the information contained or incorporated by reference into this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This document is dated July 7, 2011, and the information contained in this document speaks only as of such date. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to Duke Energy and Progress Energy shareholders nor the issuance of Duke Energy common stock in the merger create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

DUKE ENERGY CORPORATION,

DIAMOND ACQUISITION CORPORATION

and

PROGRESS ENERGY, INC.

Dated as of January 8, 2011

A-i

A-ii

DEFINED TERMS INDEX

Location of Definition
2005 Act	3.01(b)
affiliate	8.03(a)
Agreement	Preamble
Anti-Bribery Laws	3.01(x)
Applicable PSCs	3.01(d)
Articles of Merger	1.03
Atomic Energy Act	3.01(d)
Burdensome Effect	5.05(b)
capital stock	8.03(b)
Certificates	2.02(b)
Closing	1.02
Closing Date	1.02
Code	Recitals
Common Shares Trust	2.02(e)
Confidentiality Agreement	4.03(a)
Consents	3.01(d)
Continuation Period	5.07(c)
Contract	8.03(c)
control	8.03(a)
Controlled Group Liability	3.01(l)
DOE	3.01(e)
Duke	Preamble
Duke Acquisition Agreement	4.04(b)
Duke Applicable Period	4.04(a)
Duke CEO	1.07(b)
Duke Charter Amendment	5.01(c)
Duke Common Stock	3.02(b)
Duke Disclosure Letter	3.02
Duke Employee Benefit Plan	3.02(l)
Duke Employee Stock Option Plans	3.02(b)
Duke Employee Stock Options	3.02(b)
Duke Financial Statements	3.02(e)
Duke Joint Venture	3.01(a)
Duke Material Business	4.04(a)
Duke Material Contract	3.02(w)
Duke Nuclear Facilities	3.02(o)
Duke Performance Shares	3.02(b)
Duke Phantom Stock Units	3.02(b)
Duke Required Statutory Approvals	3.02(d)
Duke Risk Management Guidelines	3.02(v)
Duke SEC Reports	3.02(e)
Duke Share Issuance	3.02(p)
Duke Shareholder Approval	3.02(p)
Duke Shareholders Meeting	5.01(c)
Duke Superior Proposal	4.04(b)
Duke Takeover Proposal	4.04(a)
Duke Termination Fee	5.09(c)
Duke Voting Debt	3.02(b)

Location of Definition
Effective Time	1.03
Environmental Claim	3.01(n)
Environmental Laws	3.01(n)
Environmental Permits	3.01(n)
ERISA	3.01(l)
Excess Shares	2.02(e)
Exchange Act	3.01(d)
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	2.01(b)
FCC	3.01(d)
FCC Pre-Approvals	3.01(d)
FERC	3.01(d)
Final Order	6.01(d)
Final Order Waiting Period	6.01(d)
Form S-4	3.01(d)
FPSC	3.01(d)
GAAP	3.01(e)
Governmental Authority	3.01(d)
Hazardous Materials	3.01(n)
HSR Act	3.01(d)
Initial Termination Date	7.01(b)
Injured Party	7.02(a)
IURC	3.01(d)
Joint Proxy Statement	3.01(d)
Joint Venture	3.01(a)
knowledge	8.03(g)
KPSC	3.01(d)
laws	3.01(d)
Lien	3.01(b)
material adverse effect	8.03(d)
Merger	Recitals
Merger Consideration	2.01(b)
Merger Sub	Preamble
NCBCA	1.01
NCUC	3.01(d)
Net Duke Position	3.02(v)
New Plans	5.07(b)
Newco Employees	5.07(a)
NLRB	3.01(m)
NRC	3.01(d)
NYSE	2.02(e)
Options	3.01(b)
orders	3.01(d)
Other Duke Equity Awards	4.02(d)
Other Progress Adjusted Equity Awards	5.06(a)
Other Progress Equity Awards	4.01(d)

A-iii

Location of Definition
Permits	3.01(j)
person	8.03(e)
Plan	3.01(l)
Power Act	3.01(d)
Progress	Preamble
Progress Acquisition Agreement	4.03(b)
Progress Adjusted Option	5.06(a)
Progress Adjusted Performance Shares	5.06(a)
Progress Adjusted Restricted Stock	5.06(a)
Progress Adjusted Restricted Stock Units	5.06(a)
Progress Applicable Period	4.03(a)
Progress CEO	1.07(b)
Progress CIC Plan	5.07(d)
Progress Common Stock	3.01(b)
Progress Disclosure Letter	3.01
Progress Employee Benefit Plan	3.01(l)
Progress Employee Stock Option Plans	3.01(b)
Progress Employee Stock Options	3.01(b)
Progress Financial Statements	3.01(e)
Progress Indemnified Parties	5.08(c)
Progress Joint Venture	3.01(a)
Progress Material Business	4.03(a)
Progress Material Contract	3.01(w)
Progress Nuclear Facilities	3.01(o)
Progress Performance Shares	3.01(b)

Location of Definition
Progress Required Statutory Approvals	3.01(d)
Progress Restricted Stock	5.06(a)
Progress Restricted Stock Units	3.01(b)
Progress Risk Management Guidelines	3.01(v)
Progress SEC Reports	3.01(e)
Progress Shareholder Approval	3.01(p)
Progress Shareholders Meeting	5.01(b)
Progress Superior Proposal	4.03(b)
Progress Takeover Proposal	4.03(a)
Progress Termination Fee	5.09(b)
Progress Voting Debt	3.01(b)
PSCSC	3.01(d)
PUCO	3.01(d)
Release	3.01(n)
Restraints	6.01(b)
SEC	3.01(d)
Securities Act	3.01(e)
SERP	5.07(f)
shares of capital stock	8.03(b)
SOX	3.01(e)
Stock Plans	5.06(b)
subsidiary	8.03(f)
Surviving Corporation	1.01
Tax Return	3.01(k)
Taxes	3.01(k)
Treasury	3.01(l)
WARN Act	3.01(m)

A-iv

AGREEMENT AND PLAN OF MERGER, dated as of January 8, 2011 (this “Agreement”), by and among DUKE ENERGY CORPORATION, a Delaware corporation (“Duke”), DIAMOND ACQUISITION CORPORATION, a North Carolina corporation and a direct wholly-owned subsidiary of Duke (“Merger Sub”), and PROGRESS ENERGY, INC., a North Carolina corporation (“Progress”).

WHEREAS, the respective Boards of Directors of Duke and Merger Sub have approved this Agreement, and deem it advisable and in the best interests of their respective stockholders to consummate the merger of Merger Sub with and into Progress on the terms and conditions set forth herein (the “Merger”), and the Board of Directors of Duke has determined to recommend to the stockholders of Duke that they approve an amendment to the Amended and Restated Certificate of Incorporation of Duke providing for a reverse stock split and that they approve the issuance of shares of Duke Common Stock in connection with the Merger as set forth in this Agreement;

WHEREAS, the Board of Directors of Progress has adopted this Agreement, and deems it in the best interest of Progress to consummate the merger of Merger Sub with and into Progress on the terms and conditions set forth herein and has determined to recommend to the shareholders of Progress that they approve this Agreement and the Merger;

WHEREAS, Duke and Progress desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe various conditions to the Merger; and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is hereby, adopted as a plan of reorganization within the meaning of Section 368(a) of the Code.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Progress in accordance with the North Carolina Business Corporation Act (the “NCBCA”). At the Effective Time, the separate corporate existence of Merger Sub shall cease, and Progress shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of North Carolina and shall succeed to and assume all of the rights and obligations of Progress and Merger Sub in accordance with the NCBCA and shall become, as a result of the Merger, a direct wholly-owned subsidiary of Duke.

Section 1.02. Closing. Unless this Agreement shall have been terminated pursuant to Section 7.01, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., local time, on a date to be specified by the parties (the “Closing Date”), which, subject to Section 4.06 of this Agreement, shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable law) of such conditions at such time), unless another time or date is agreed to by the parties hereto. The Closing shall be held at such location as is agreed to by the parties hereto.

Section 1.03. Effective Time of the Merger. Subject to the provisions of this Agreement, as soon as practicable after 10:00 a.m., local time, on the Closing Date the parties thereto shall file articles of merger (the “Articles of Merger”) executed in accordance with, and containing such information as is required by, Section 55-11-05 of the NCBCA with the Secretary of State of the State of North Carolina and on or after the Closing Date shall make all other filings or recordings required under the NCBCA. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of North Carolina or at such later time as is specified in the Articles of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

Section 1.04. Effects of the Merger. The Merger shall generally have the effects set forth in this Agreement and the applicable provisions of the NCBCA.

Section 1.05. Articles of Incorporation and By-laws of the Surviving Corporation.

(a) At the Effective Time, the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.08.

(b) At the Effective Time, the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.08.

Section 1.06. Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation in the Merger until their successors have been duly elected or appointed and qualified, or their earlier death, resignation or removal.

(b) The officers of Progress at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or their earlier death, resignation or removal.

Section 1.07. Post-Merger Operations.

(a) Board Matters. Duke shall take all necessary corporate action to cause the following to occur as of the Effective Time: (i) the number of directors constituting the Board of Directors of Duke shall be as set forth in Exhibit A hereto, with the identities of the Duke Designees (as defined in Exhibit A hereto) as set forth in Exhibit A hereto and the identities of the Progress Designees (as defined in Exhibit A hereto) as identified by Progress after the date hereof in accordance with the provisions of Exhibit A hereto, subject to such individuals’ ability and willingness to serve; (ii) the committees of the Board of Directors of Duke shall be as set forth in Exhibit A hereto, and the chairpersons of each such committee shall be designated in accordance with the provisions of Exhibit A hereto, subject to such individuals’ ability and willingness to serve; and (iii) the lead independent director of the Board of Directors of Duke shall be designated in accordance with the provisions of Exhibit A hereto, subject to such individual’s ability and willingness to serve. In the event any Duke Designee or any Progress Designee becomes unable or unwilling to serve as a director on the Board of Directors of Duke, or as a chairperson of a committee or as lead independent director, a replacement for such designee shall be determined in accordance with the provisions of Exhibit A hereto.

(b) Chairman of the Board; President and Chief Executive Officer; Executive Officers.

(i) Duke’s Board of Directors shall cause the current Chief Executive Officer of Progress (the “Progress CEO”) to be appointed as the President and Chief Executive Officer of Duke, and cause the current Chief Executive Officer of Duke (the “Duke CEO”) to be appointed as the Chairman of the Board of Directors of Duke, in each case, effective as of, and conditioned upon the occurrence of, the Effective Time, and subject to such individuals’ ability and willingness to serve. The roles and responsibilities of such officers shall be as specified on Exhibit B to this Agreement. In the event that the Progress CEO is unwilling or unable to serve as the President and Chief Executive Officer of Duke as of the Effective Time, Progress and Duke shall confer and mutually designate a President and Chief Executive Officer of Duke, who shall be appointed by Duke in accordance with the Amended and Restated Certificate of Incorporation and Amended and Restated By-laws of Duke as in effect as of the Effective Time. In the event that the Duke CEO is unwilling or unable to serve as the Chairman of the Board of Directors of Duke as of the Effective Time, Progress and Duke shall confer and mutually designate a Chairman of the Board of Directors of Duke, who shall be appointed by Duke in accordance with the Amended and Restated Certificate of Incorporation and Amended and Restated By-laws of Duke as in effect as of the Effective Time.

(ii) The material terms of the Progress CEO’s employment with Duke as the President and Chief Executive Officer of Duke to be in effect as of the Effective Time are set forth on Exhibit C hereto. The parties shall use their commercially reasonable efforts to cause an employment agreement reflecting such terms to be executed by Duke and the Progress CEO as promptly as practicable after the date hereof, effective as of, and conditioned upon the occurrence of, the Effective Time.

(iii) The material terms of the Duke CEO’s employment with Duke as the Chairman of the Board of Directors of Duke to be in effect as of the Effective Time are set forth on Exhibit D hereto. The parties shall use their commercially reasonable efforts to cause an amendment to the employment agreement of the Duke CEO reflecting such amended terms to be executed by Duke and the Duke CEO as promptly as practicable after the date hereof, effective as of, and conditioned upon the occurrence of, the Effective Time.

(iv) Subject to such individuals’ ability and willingness to so serve, Duke shall take all necessary corporate action so that the individuals identified on Exhibit E and designated for the Duke senior executive officer positions specified on such Exhibit shall hold such officer positions as of the Effective Time. In the event that any such individual(s) is(are) unwilling or unable to serve in such officer position(s) as of the Effective Time, Progress and Duke shall confer and mutually appoint other individual(s) to serve in such officer position(s).

(c) Name, Headquarters and Operations. Following the Effective Time, Duke shall retain its current name, and shall maintain its headquarters and principal corporate offices in Charlotte, North Carolina, none of which shall change as a result of the Merger, and, taken together with its subsidiaries following the Effective Time, shall maintain substantial operations in Raleigh, North Carolina.

(d) Community Support. The parties agree that provision of charitable contributions and community support in their respective service areas serves a number of their important corporate goals. During the two-year period immediately following the Effective Time, Duke and its subsidiaries taken as a whole intend to continue to provide charitable contributions and community support within the service areas of the parties and each of their respective subsidiaries in each service area at levels substantially comparable to the levels of charitable contributions and community support provided, directly or indirectly, by Duke and Progress within their respective service areas prior to the Effective Time.

Section 1.08. Transition Committee. As promptly as practicable after the date hereof and to the extent permitted by applicable law, the parties shall create a special transition committee to oversee integration planning, including, to the extent permitted by applicable law, consulting with respect to operations and major regulatory decisions. This transition committee shall be co-chaired by the Progress CEO and the Duke CEO, and shall be composed of such chief executive officers and two other designees of Duke and two other designees of Progress.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of holders of any shares of Progress Common Stock or any capital stock of Merger Sub:

(a) Cancellation of Certain Progress Common Stock. Each share of Progress Common Stock that is owned by Progress (other than in a fiduciary capacity), Duke or Merger Sub shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Conversion of Progress Common Stock. Subject to Sections 2.02(e) and 2.02(k), each issued and outstanding share of Progress Common Stock (other than shares to be canceled in accordance with Section 2.01(a)) shall be converted into the right to receive 2.6125 (the “Exchange Ratio”) fully paid and nonassessable shares of Duke Common Stock (such aggregate amount, the “Merger Consideration”). As of the Effective Time, all such shares of Progress Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Progress Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as contemplated by this Section 2.01(b) (and cash in lieu of fractional shares of Duke Common Stock payable in accordance with Section 2.02(e)) to be issued or paid in consideration therefor upon the surrender of certificates in accordance with Section 2.02, without interest, and the right to receive dividends and other distributions in accordance with Section 2.02.

(c) Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

Section 2.02 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Duke shall enter into an agreement with such bank or trust company as may be mutually agreed by Duke and Progress (the “Exchange Agent”), which agreement shall provide that Duke shall deposit with the Exchange Agent at or prior to the Effective Time, for the benefit of the holders of shares of Progress Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Duke Common Stock representing the Merger Consideration (or appropriate alternative arrangements shall be made by Duke if uncertificated shares of Duke Common Stock will be issued). Following the Effective Time, Duke shall make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.02(c) (such shares of Duke Common Stock to be deposited, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Effective Time, Duke shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Progress Common Stock (the “Certificates”) whose shares were converted into the right to receive shares of Duke Common Stock pursuant to Section 2.01(b), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Duke and Progress may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for certificates representing whole shares of Duke Common Stock (or appropriate alternative arrangements shall be made by Duke if uncertificated shares of Duke Common Stock will be issued), cash in lieu of fractional shares pursuant to Section 2.02(e) and any dividends or other distributions payable pursuant to Section 2.02(c). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor that number of whole shares of Duke Common Stock (which shall be in uncertificated book entry form unless a physical certificate is requested), that such holder has the right to receive pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.02(c) and cash in lieu of any fractional share of Duke Common Stock in accordance with Section 2.02(e), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Progress Common Stock that is not registered in the transfer records of Progress, the proper number of shares of Duke Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Duke Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of Duke that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, which the holder thereof has the right to receive in respect of such Certificate pursuant to the provisions of this Article II, certain dividends or other distributions in accordance with Section 2.02(c) and cash in lieu of any fractional share of Duke Common Stock, in accordance with Section 2.02(e). No interest shall be paid or will accrue on the Merger Consideration or any cash payable to holders of Certificates pursuant to the provisions of this Article II.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Duke Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Duke Common Stock issuable hereunder in respect thereof and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(e), and all such dividends and other distributions shall be paid by Duke to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the recordholder thereof, (i) without interest, the number of whole shares of Duke Common Stock issuable in exchange therefor pursuant to this Article II, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Duke Common Stock and the amount of any cash payable in lieu of a fractional share of Duke Common Stock to which such holder is entitled pursuant to Section 2.02(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Duke Common Stock.

(d) No Further Ownership Rights in Progress Common Stock; Closing of Transfer Books. All shares of Duke Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to this Article II) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Progress Common Stock theretofore represented by such Certificates, subject, however, to Progress’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Progress on such shares of Progress Common Stock that remain unpaid at the Effective Time. As of the Effective Time, the stock transfer books of Progress shall be closed, and there shall be no further registration of transfers on the stock transfer books of Progress of the shares of Progress Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Progress, Duke or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II, except as otherwise required by law.

(e) No Fractional Shares.

(i) No certificates or scrip representing fractional shares of Duke Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Duke shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Duke but, in lieu thereof, each holder of such Certificate will be entitled to a cash payment in accordance with the provisions of this Section 2.02(e).

(ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of whole shares of Duke Common Stock delivered to the Exchange Agent by Duke pursuant to Section 2.02(a) representing the Merger Consideration over (B) the aggregate number of whole shares of Duke Common Stock to be distributed to former holders of Progress Common Stock pursuant to Section 2.02(b) (such excess being herein called the “Excess Shares”). Following the Effective Time, the Exchange Agent shall, on behalf of former shareholders of Progress, sell the Excess Shares at then-prevailing prices on the New York Stock Exchange, Inc. (“NYSE”), all in the manner provided in Section 2.02(e)(iii). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Duke Common Stock was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Duke that would otherwise be caused by the issuance of fractional shares of Duke Common Stock.

(iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates formerly representing Progress Common Stock, the Exchange Agent shall hold such proceeds in trust for holders of Progress Common Stock (the “Common Shares Trust”). The Surviving Corporation shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each former holder of Progress Common Stock is entitled, if any, by multiplying the amount of the aggregate net proceeds composing the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such former holder of Progress Common Stock would otherwise be entitled (after taking into account all shares of Progress Common Stock held at the Effective Time by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all former holders of Progress Common Stock would otherwise be entitled.

(iv) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates formerly representing Progress Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Certificates formerly representing Progress Common Stock, without interest, subject to and in accordance with the terms of Section 2.02(c).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for one year after the Effective Time shall be delivered to Duke, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Duke for payment of their claim for Merger Consideration, any dividends or distributions with respect to Duke Common Stock and any cash in lieu of fractional shares of Duke Common Stock.

(g) No Liability. None of Duke, Progress, Merger Sub, the Surviving Corporation or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any person in respect of any shares of Duke Common Stock, any dividends or distributions with respect thereto, any cash in lieu of fractional shares of Duke Common Stock or any cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, any dividends or distributions payable to the holder of such Certificate or any cash payable to the holder of such Certificate formerly representing Progress Common Stock pursuant to this Article II, would otherwise escheat to or become the property of any Governmental Authority), any such Merger Consideration, dividends or distributions in respect of such Certificate or such cash shall, to the extent permitted by applicable law, become the property of Duke, free and clear of all claims or interest of any person previously entitled thereto.

(h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Duke, on a daily basis, provided that no gain or loss thereon shall affect the amounts payable to the holders of Progress Common Stock pursuant to the other provisions of this Article II. Any interest and other income resulting from such investments shall be paid to Duke.

(i) Withholding Rights. Duke and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any person who was a holder of Progress Common Stock immediately prior to the Effective Time such amounts as Duke and the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable federal, state, local or foreign tax law. To the extent that amounts are so withheld by Duke or the Exchange Agent and duly paid over to the applicable taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such consideration would otherwise have been paid.

(j) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Duke, the posting by such person of a bond in such reasonable amount as Duke may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and, if applicable, any unpaid dividends and distributions on shares of Duke Common Stock deliverable in respect thereof and any cash in lieu of fractional shares, in each case pursuant to this Agreement.

(k) Adjustments to Prevent Dilution. In the event that Progress changes the number of shares of Progress Common Stock or securities convertible or exchangeable into or exercisable for shares of Progress Common Stock, or Duke changes the number of shares of Duke Common Stock or securities convertible or exchangeable into or exercisable for shares of Duke Common Stock, issued and outstanding prior to the Effective Time, in each case as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, subdivision, exchange or readjustment of shares, or other similar transaction, the Exchange Ratio shall be equitably adjusted; provided, however, that nothing in this Section 2.02(k) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement. Without limiting the generality of the foregoing, upon Duke’s implementation of the reverse stock split as described in Section 5.01(c), the Exchange Ratio will be reduced by multiplying the then-current Exchange Ratio by a ratio, the numerator of which is the number of shares of Duke Common Stock outstanding immediately following such reverse stock split, and the denominator of which is the number of shares of Duke Common Stock outstanding immediately prior to such reverse stock split.

(l) Uncertificated Shares. In the case of outstanding shares of Progress Common Stock that are not represented by Certificates, the parties shall make such adjustments to this Section 2.02 as are necessary or appropriate to implement the same purpose and effect that this Section 2.02 has with respect to shares of Progress Common Stock that are represented by Certificates.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of Progress. Except as set forth in the letter dated the date of this Agreement and delivered to Duke by Progress concurrently with the execution and delivery of this Agreement (the “Progress Disclosure Letter”) or, to the extent the qualifying nature of such disclosure is readily apparent therefrom and excluding any forward-looking statements, risk factors and other similar statements that are cautionary and non-specific in nature, as set forth in the Progress SEC Reports filed on or after January 1, 2009 and prior to the date hereof, Progress represents and warrants to Duke as follows:

(a) Organization and Qualification.

(i) Each of Progress and its subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization and has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, except for such failures to be so organized, existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) or to have such power and authority that, individually or in the aggregate, have not had and could not be reasonably expected to have a material adverse effect on Progress. Each of Progress and its subsidiaries is duly qualified, licensed or admitted to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing (with respect to jurisdictions that recognize the concept of good standing) that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Section 3.01(a) of the Progress Disclosure Letter sets forth as of the date of this Agreement the name and jurisdiction of organization of each subsidiary of Progress. No subsidiary of Progress owns any stock in Progress. Progress has made available to Duke prior to the date of this Agreement a true and complete copy of Progress’s articles of incorporation and by-laws, each as amended through the date hereof.

(ii) Section 3.01(a) of the Progress Disclosure Letter sets forth a description as of the date of this Agreement, of all Progress Joint Ventures, including (x) the name of each such entity and (y) a brief description of the principal line or lines of business conducted by each such entity. For purposes of this Agreement:

(A) “Joint Venture” of a person or entity shall mean any person that is not a subsidiary of such first person, in which such first person or one or more of its subsidiaries owns directly or indirectly an equity interest, other than equity interests held for passive investment purposes that are less than 5% of each class of the outstanding voting securities or equity interests of such second person;

(B) “Progress Joint Venture” shall mean any Joint Venture of Progress or any of its subsidiaries in which the invested capital associated with Progress’s or its subsidiaries’ interest, as of the date of this Agreement exceeds $50,000,000; and

(C) “Duke Joint Venture” shall mean any Joint Venture of Duke or any of its subsidiaries in which the invested capital associated with Duke’s or its subsidiaries’ interest, as of the date of this Agreement, exceeds $100,000,000.

(iii) Except for interests in the subsidiaries of Progress, the Progress Joint Ventures and interests acquired after the date of this Agreement without violating any covenant or agreement set forth herein, neither Progress nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any person, in which the invested capital associated with such interest of Progress or any of its subsidiaries exceeds, individually as of the date of this Agreement, $50,000,000.

(b) Capital Stock.

(i) The authorized capital stock of Progress consists of:

(A) 500,000,000 shares of common stock, no par value (the “Progress Common Stock”), of which 293,150,141 shares were outstanding as of November 2, 2010; and

(B) 20,000,000 shares of preferred stock, no par value per share, none of which were outstanding as of the date of this Agreement.

As of the date of this Agreement, no shares of Progress Common Stock were held in the treasury of Progress. As of the date of this Agreement, 1,418,447 shares of Progress Common Stock were subject to outstanding stock options granted under the Progress Employee Stock Option Plans (collectively, the “Progress Employee Stock Options”), 1,194,888 shares of Progress Common Stock were subject to outstanding awards of restricted stock units or phantom shares of Progress Common Stock (“Progress Restricted Stock Units”), 1,875,087 shares of Progress Common Stock were subject to outstanding awards of performance shares of Progress Common Stock, determined at maximum performance levels (“Progress Performance Shares”) and 1,651,047 additional shares of Progress Common Stock were reserved for issuance pursuant to the Progress Energy, Inc. 1997 Equity Incentive Plan, the Progress Energy, Inc. 2002 Equity Incentive Plan, the Progress Energy, Inc. 2007 Equity Incentive Plan, the Amended and Restated Progress Energy, Inc. Non-Employee Director Stock Unit Plan, and any other compensatory plan, program or arrangement under which shares of Progress Common Stock are reserved for issuance (collectively, the “Progress Employee Stock Option Plans”). Since November 2, 2010, no shares of Progress Common Stock have been issued except pursuant to the Progress Employee Stock Option Plans and Progress Employee Stock Options issued thereunder and the Progress Energy, Inc. Investor Plus Plan, and from November 2, 2010 to the date of this Agreement, no shares of Progress Common Stock have been issued other than 17,367 shares of Progress Common Stock issued pursuant to the Progress Employee Stock Option Plans or Progress Employee Stock Options issued thereunder and 62,489 shares of Progress Common Stock issued pursuant to the Progress Energy, Inc. Investor Plus Plan. All of the issued and outstanding shares of Progress Common Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in this Section 3.01(b), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, rights (including stock appreciation rights), preemptive rights or other contracts, commitments, understandings or arrangements, including any right of conversion or exchange under any outstanding security, instrument or agreement (together, “Options”), obligating Progress or any of its subsidiaries (A) to issue or sell any shares of capital stock of Progress, (B) to grant, extend or enter into any Option with respect thereto, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any of their respective subsidiaries.

(ii) Except as permitted by this Agreement, all of the outstanding shares of capital stock of each subsidiary of Progress are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by Progress or a subsidiary of Progress, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities and charges of any kind (each a “Lien”), except for any of the foregoing that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. There are no (A) outstanding Options obligating Progress or any of its subsidiaries to issue or sell any shares of capital stock of any subsidiary of Progress or to grant, extend or enter into any such Option or (B) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than Progress or a subsidiary wholly-owned, directly or indirectly, by Progress with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of Progress or any subsidiary of Progress.

(iii) Progress is a “holding company” as defined under Section 1262 of the Public Utility Holding Company Act of 2005, as amended (the “2005 Act”).

(iv) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Progress or any of its subsidiaries having the right to vote (or which are convertible into or exercisable for securities having the right to vote) (collectively, “Progress Voting Debt”) on any matters on which Progress shareholders may vote are issued or outstanding nor are there any outstanding Options obligating Progress or any of its subsidiaries to issue or sell any Progress Voting Debt or to grant, extend or enter into any Option with respect thereto.

(v) There have been no repricings of any Progress Employee Stock Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. None of the Progress Employee Stock Options, Progress Restricted Stock Units or Progress Performance Shares (A) have been granted since November 2, 2010, except as permitted by this Agreement, or (B) have been granted in contemplation of the Merger or the transactions contemplated in this Agreement. None of the Progress Employee Stock Options was granted with an exercise price below the per share closing price on the NYSE on the date of grant. All grants of Progress Employee Stock Options, Progress Restricted Stock Units and Progress Performance Shares were validly made and properly approved by the Board of Directors of Progress (or a duly authorized committee or subcommittee thereof) in compliance with all applicable laws and recorded on the consolidated financial statements of Progress in accordance with GAAP, and no such grants of Progress Employee Stock Options involved any “back dating,” “forward dating” or similar practices.

(c) Authority. Progress has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to obtaining Progress Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Progress and the consummation by Progress of the transactions contemplated hereby have been duly and validly adopted and unanimously approved by the Board of Directors of Progress, the Board of Directors of Progress has recommended approval of this Agreement by the shareholders of Progress and directed that this Agreement be submitted to the shareholders of Progress for their approval, and no other corporate proceedings on the part of Progress or its shareholders are necessary to authorize the execution, delivery and performance of this Agreement by Progress and the consummation by Progress of the Merger and the other transactions contemplated hereby, other than obtaining Progress Shareholder Approval. This Agreement has been duly and validly executed and delivered by Progress and, assuming this Agreement constitutes the legal, valid and binding obligation of Duke and Merger Sub, constitutes a legal, valid and binding obligation of Progress enforceable against Progress in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and to general equitable principles.

(d) No Conflicts; Approvals and Consents.

(i) The execution and delivery of this Agreement by Progress does not, and the performance by Progress of its obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of Progress or any of its subsidiaries or any of the Progress Joint Ventures under, any of the terms, conditions or provisions of (A) the certificates or articles of incorporation or by-laws (or other comparable organizational documents) of Progress or any of its subsidiaries or any of the Progress Joint Ventures, or (B) subject to the obtaining of Progress Shareholder Approval and the taking of the actions described in paragraph (ii) of this Section 3.01(d), including the Progress Required Statutory Approvals, (x) any statute, law, rule, regulation or ordinance (together, “laws”), or any judgment, order, writ or decree (together, “orders”), of any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic, foreign or supranational (each, a “Governmental Authority”) applicable to Progress or any of its subsidiaries or any of the Progress Joint Ventures or any of their respective assets or properties, or (y) any note, bond, mortgage, security agreement, credit agreement, indenture, license, franchise, permit, concession, contract, lease, obligation or other instrument to which Progress or any of its subsidiaries or any of the Progress Joint Ventures is a party or by which Progress or any of its subsidiaries or any of the Progress Joint Ventures or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress.

(ii) Except for (A) compliance with, and filings under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”); (B) the filing with and, to the extent required, the declaration of effectiveness by the Securities and Exchange Commission (the “SEC”) of (1) a proxy statement relating to the approval of this Agreement by Progress’s shareholders (such proxy statement, together with the proxy statement relating to the approval of this Agreement by Duke’s shareholders, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”) pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), (2) the registration statement on Form S-4 prepared in connection with the issuance of Duke Common Stock in the Merger (the “Form S-4”) and (3) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby; (D) such filings with and approvals of the NYSE to permit the shares of Duke Common Stock that are to be issued pursuant to Article II to be listed on the NYSE; (E) the registration, consents, approvals and notices required under the 2005 Act; (F) notice to, and the consent and approval of, the Federal Energy Regulatory Commission (the “FERC”) under Section 203 of the Federal Power Act, as amended (the “Power Act”), or an order under the Power Act disclaiming jurisdiction over the transactions contemplated hereby; (G) the filing of an application to, and consent and approval of, and issuance of any required licenses and license amendments by, the Nuclear Regulatory Commission (the “NRC”) under the Atomic Energy Act of 1954, as amended (the “Atomic Energy Act”); (H) the filing of the Articles of Merger and other appropriate merger documents required by the NCBCA with the Secretary of State of the State of North Carolina and appropriate documents with the relevant authorities of other states in which Progress is qualified to do business; (I) compliance with and such filings as may be required under applicable Environmental Laws; (J) to the extent required, notice to and the approval of the North Carolina Utilities Commission (the “NCUC”), the Public Service Commission of South Carolina (the “PSCSC”), the Florida Public Service Commission (the “FPSC”), the Public Utilities Commission of Ohio (the “PUCO”), the Indiana Utility Regulatory Commission (the “IURC”) and the Kentucky Public Service Commission (the “KPSC”) (collectively, the “Applicable PSCs”); (K) required pre-approvals (the “FCC Pre-Approvals”) of license transfers with the Federal Communications Commission (the “FCC”); (L) such other items as disclosed in Section 3.01(d) of the Progress Disclosure Letter; and (M) compliance with, and filings under, antitrust or competition laws of any foreign jurisdiction, if required (the items set forth above in clauses (A) through (H) and (J), collectively, the “Progress Required Statutory Approvals”), no consent, approval, license, order or authorization (“Consents”) or action of, registration, declaration or filing with or notice to any Governmental Authority is necessary or required to be obtained or made in connection with the execution and delivery of this Agreement by Progress, the performance by Progress of its obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, other than such items that the failure to make or obtain, as the case may be, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on Progress.

(e) SEC Reports, Financial Statements and Utility Reports.

(i) Progress and its subsidiaries have filed or furnished each form, report, schedule, registration statement, registration exemption, if applicable, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed or furnished by Progress or any of its subsidiaries pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”) or the Exchange Act with the SEC since January 1, 2007 (as such documents have since the time of their filing been amended or supplemented, the “Progress SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto, the Progress SEC Reports (A) complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act, if applicable, as the case may be, and, to the extent applicable, the Sarbanes-Oxley Act of 2002 (“SOX”), and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Each of the principal executive officer of Progress and the principal financial officer of Progress (or each former principal executive officer of Progress and each former principal financial officer of Progress, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Progress SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Since January 1, 2007, neither Progress nor any of its subsidiaries has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(iii) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Progress SEC Reports (the “Progress Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Progress SEC Report, were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, materially adverse to Progress) the consolidated financial position of Progress and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

(iv) All filings (other than immaterial filings) required to be made by Progress or any of its subsidiaries since January 1, 2007, under the 2005 Act, the Power Act, the Atomic Energy Act, the Natural Gas Act, the Natural Gas Policy Act of 1978, the Communications Act of 1934 and applicable state laws and regulations, have been filed with the SEC, the FERC, the Department of Energy (the “DOE”), the FCC or any applicable state public utility commissions (including, to the extent required, NCUC, PSCSC and FPSC), as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of the applicable statute and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of the applicable statute and the rules and regulations thereunder, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress.

(v) Progress has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Progress (x) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Progress in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Progress’s management as appropriate to allow timely decisions regarding required disclosure, and (y) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Progress’s outside auditors and the audit committee of the Board of Directors of Progress (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Progress’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Progress’s internal control over financial reporting. Since December 31, 2006, any material change in internal control over financial reporting required to be disclosed in any Progress SEC Report has been so disclosed.

(vi) Since December 31, 2006, (x) neither Progress nor any of its subsidiaries nor, to the knowledge of the Executive Officers (for the purposes of this Section 3.01(e)(vi), as such term is defined in Section 3b-7 of the Exchange Act) of Progress, any director, officer, employee, auditor, accountant or representative of Progress or any of its subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Progress or any of its subsidiaries or their respective internal accounting controls relating to periods after December 31, 2006, including any material complaint, allegation, assertion or claim that Progress or any of its subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (y) to the knowledge of the Executive Officers of Progress, no attorney representing Progress or any of its subsidiaries, whether or not employed by Progress or any of its subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2006, by Progress or any of its officers, directors, employees or agents to the Board of Directors of Progress or any committee thereof or to any director or Executive Officer of Progress.

(f) Absence of Certain Changes or Events. Since December 31, 2009, through the date hereof, Progress and its subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business in a consistent manner since such date and there has not been any change, event or development that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on Progress.

(g) Absence of Undisclosed Liabilities. Except for matters reflected or reserved against in the consolidated balance sheet (or notes thereto) as of December 31, 2009, included in the Progress Financial Statements, neither Progress nor any of its subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by GAAP to be reflected on a consolidated balance sheet of Progress and its consolidated subsidiaries (including the notes thereto), except liabilities or obligations (i) that were incurred in the ordinary course of business consistent with past practice since December 31, 2009, (ii) that were incurred in connection with the transactions contemplated by this Agreement and that are not material in the aggregate or (iii) that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Neither Progress nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Progress and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Progress or any of its subsidiaries, in the Progress Financial Statements or the Progress SEC Reports.

(h) Legal Proceedings. Except for Environmental Claims, which are the subject of Section 3.01(n), as of the date of this Agreement, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of Progress, threatened against, relating to or affecting, nor to the knowledge of Progress are there any Governmental Authority investigations, inquiries or audits pending or threatened against, relating to or affecting, Progress or any of its subsidiaries or any of the Progress Joint Ventures or any of their respective assets and properties that, in each case, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on Progress and (ii) neither Progress nor any of its subsidiaries or material assets is subject to any order of any Governmental Authority that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on Progress.

(i) Information Supplied. None of the information supplied or to be supplied by Progress for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to Duke’s shareholders or Progress’s shareholders or at the time of the Progress Shareholders Meeting or the Duke Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement (other than the portions thereof relating solely to the Duke Shareholders Meeting) will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Progress with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Duke or Merger Sub for inclusion or incorporation by reference in the Joint Proxy Statement.

(j) Permits; Compliance with Laws and Orders. Progress, its subsidiaries and the Progress Joint Ventures hold all permits, licenses, certificates, notices, authorizations, approvals and similar Consents of all Governmental Authorities (“Permits”) necessary for the lawful conduct of their respective businesses, except for failures to hold such Permits that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Progress, its subsidiaries and the Progress Joint Ventures are in compliance with the terms of their Permits, except failures so to comply that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Progress, its subsidiaries and the Progress Joint Ventures are not, and since January 1, 2008 have not been, in violation of or default under any law or order of any Governmental Authority, except for such violations or defaults that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Progress is, and since January 1, 2008 has been, in compliance in all material respects with (i) SOX and (ii) the applicable listing standards and corporate governance rules and regulations of the NYSE. The above provisions of this Section 3.01(j) do not relate to matters with respect to taxes, such matters being the subject of Section 3.01(k), Environmental Permits and Environmental Laws, such matters being the subject of Section 3.01(n), benefits plans, such matters being the subject of Section 3.01(l) and nuclear power plants, such matters being the subject of Section 3.01(o).

(k) Taxes.

(i) Except as has not had, and could not reasonably be expected to have, a material adverse effect on Progress:

(A) Each of Progress and its subsidiaries has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate. All Taxes shown to be due and owing on such Tax Returns have been timely paid.

(B) The most recent financial statements contained in the Progress SEC Reports filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by Progress and its subsidiaries for all taxable periods through the date of such financial statements.

(C) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Progress or its subsidiaries, and, to the knowledge of Progress, neither Progress nor any of its subsidiaries has received written notice of any claim made by a governmental authority in a jurisdiction where Progress or any of its subsidiaries, as applicable, does not file a Tax Return, that Progress or such subsidiary is or may be subject to income taxation by that jurisdiction. No deficiency with respect to any Taxes has been proposed, asserted or assessed against Progress or any of its subsidiaries, and no requests for waivers of the time to assess any Taxes are pending.

(D) There are no outstanding written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Progress or any of its subsidiaries, and no power of attorney granted by either Progress or any of its subsidiaries with respect to any Taxes is currently in force.

(E) Neither Progress nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes imposed on or with respect to any individual or other person (other than (I) such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business and (II) agreements with or among Progress or any of its subsidiaries), and neither Progress nor any of its subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated U.S. federal income Tax Return (other than the group the common parent of which is Progress or a subsidiary of Progress) or (B) has any liability for the Taxes of any person (other than Progress or any of its subsidiaries) (I) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), or (II) as a transferee or successor.

(F) There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of Progress and its subsidiaries.

(ii) Neither Progress nor any of its subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code.

For purposes of this Agreement:

“Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any governmental authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added.

“Tax Return” means any return, report or similar statement (including the schedules attached thereto) required to be filed with respect to Taxes, including, without limitation, any information return, claim for refund, amended return, or declaration of estimated Taxes.

(l) Employee Benefit Plans; ERISA.

(i) Except for such matters that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress, (A) all Progress Employee Benefit Plans are in compliance with all applicable requirements of law, including the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”), and the Code, and (B) there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of Progress or any of its subsidiaries following the Closing. The only material employment agreements, severance agreements or severance policies applicable to Progress or any of its subsidiaries are the agreements and policies disclosed in Section 3.01(l)(i) of the Progress Disclosure Letter.

(ii) As used herein:

(A) “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code;

(B) “Progress Employee Benefit Plan” means any Plan entered into, established, maintained, sponsored, contributed to or required to be contributed to by Progress or any of its subsidiaries for the benefit of the current or former employees or directors of Progress or any of its subsidiaries and existing on the date of this Agreement or at any time subsequent thereto and, in the case of a Plan that is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA, at any time during the five-year period preceding the date of this Agreement with respect to which Progress or any of its subsidiaries has or could reasonably be expected to have any present or future actual or contingent liabilities; and

(C) “Plan” means any employment, bonus, incentive compensation, deferred compensation, long term incentive, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, workmen’s compensation or other insurance, retention, severance, separation, termination, change of control or other benefit plan, agreement, practice, policy, program, scheme or arrangement of any kind, whether written or oral, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

(iii) No event has occurred, and there exists no condition or set of circumstances in connection with any Progress Employee Benefit Plan, that has had or could reasonably be expected to have a material adverse effect on Progress.

(iv) Section 3.01(l)(iv) of the Progress Disclosure Letter identifies each Progress Employee Benefit Plan that provides, upon the occurrence of a change in the ownership or effective control of Progress or its subsidiaries or a change in the ownership of all or a substantial portion of the assets of Progress or its subsidiaries, either alone or upon the occurrence of any additional or subsequent events and whether or not applicable to the transactions contemplated by this Agreement, for (A) an acceleration of the time of payment of or vesting in, or an increase in the amount of, compensation or benefits due any current or former employee, director or officer of Progress or its subsidiaries, (B) any forgiveness of indebtedness or obligation to fund compensation or benefits with respect to any such employee, director or officer, or (C) an entitlement of any such employee, director or officer to severance pay, unemployment compensation or any other payment or other benefit.

(v) Each Progress Employee Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in material reasonable, good faith compliance with Section 409A of the Code, as determined under applicable guidance of the United States Department of the Treasury (the “Treasury”) and the Internal Revenue Service.

(m) Labor Matters. As of the date hereof, neither Progress nor any of its subsidiaries is a party to, bound by or in the process of negotiating any collective bargaining agreement or other labor agreement with any union or labor organization. As of the date of this Agreement, there are no disputes, grievances or arbitrations pending or, to the knowledge of Progress, threatened between Progress or any of its subsidiaries and any trade union or other representatives of its employees and there is no charge or complaint pending or threatened in writing against Progress or any of its subsidiaries before the National Labor Relations Board (the “NLRB”) or any similar Governmental Authority, except in each case as, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress, and, to the knowledge of Progress, as of the date of this Agreement, there are no material organizational efforts presently being made involving any of the employees of Progress or any of its subsidiaries. From December 31, 2007, to the date of this Agreement, there has been no work stoppage, strike, slowdown or lockout by or affecting employees of Progress or any of its subsidiaries and, to the knowledge of Progress, no such action has been threatened in writing, except in each case as, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Except as, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Progress: (A) there are no litigations, lawsuits, claims, charges, complaints, arbitrations, actions, investigations or proceedings pending or, to the knowledge of Progress, threatened between or involving Progress or any of its subsidiaries and any of their respective current or former employees, independent contractors, applicants for employment or classes of the foregoing; (B) Progress and its subsidiaries are in compliance with all applicable laws, orders, agreements, contracts and policies respecting employment and employment practices, including, without limitation, all legal requirements respecting terms and conditions of employment, equal opportunity, workplace health and safety, wages and hours, child labor, immigration, discrimination, disability rights or benefits, facility closures and layoffs, workers’ compensation, labor relations, employee leaves and unemployment insurance; and (C) since January 1, 2007, neither Progress nor any of its subsidiaries has engaged in any “plant closing” or “mass layoff,” as defined in the Worker Adjustment Retraining and Notification Act or any comparable state or local law (the “WARN Act”), without complying with the notice requirements of such laws.

(n) Environmental Matters.

(i) Each of Progress, its subsidiaries and the Progress Joint Ventures since January 1, 2008 has been and is in compliance with all applicable Environmental Laws (as hereinafter defined), except where the failure to be in such compliance, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Progress.

(ii) Each of Progress, its subsidiaries and the Progress Joint Ventures has obtained all Permits under Environmental Laws (collectively, the “Environmental Permits”) necessary for the construction of their facilities and the conduct of their operations as of the date of this Agreement, as applicable, and all such Environmental Permits are validly issued, in full force and effect, and final, and Progress, its subsidiaries and the Progress Joint Ventures are in compliance with all terms and conditions of the Environmental Permits, except where the failure to obtain such Environmental Permits, of such Permits to be in good standing or, where applicable, of a renewal application to have been timely filed and be pending or to be in such compliance, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Progress.

(iii) There is no Environmental Claim (as hereinafter defined) pending:

(A) against Progress or any of its subsidiaries or any of the Progress Joint Ventures;

(B) to the knowledge of Progress, against any person or entity whose liability for such Environmental Claim has been retained or assumed either contractually or by operation of law by Progress or any of its subsidiaries or any of the Progress Joint Ventures; or

(C) against any real or personal property or operations that Progress or any of its subsidiaries or any of the Progress Joint Ventures owns, leases or manages, in whole or in part, or, to the knowledge of Progress, formerly owned, leased or managed, in whole or in part, except in the case of clause (A), (B) or (C) for such Environmental Claims that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress.

(iv) To the knowledge of Progress, there have not been any Releases (as hereinafter defined) of any Hazardous Material (as hereinafter defined) that would be reasonably likely to form the basis of any Environmental Claim against Progress or any of its subsidiaries or any of the Progress Joint Ventures, in each case, except for such Releases that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress.

(v) As used in this Section 3.01(n) and in Section 3.02(n):

(A) “Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, orders, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, liability or violation (written or oral) by any person or entity (including any Governmental Authority) alleging potential liability (including potential responsibility or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from circumstances forming the basis of any actual or alleged noncompliance with, violation of, or liability under, any Environmental Law or Environmental Permit;

(B) “Environmental Laws” means all domestic or foreign federal, state and local laws, principles of common law and orders relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment including laws relating to the presence or Release of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Materials;

(C) “Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and polychlorinated biphenyls; and (b) any chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law; and

(D) “Release” means any spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater or property.

(o) Ownership of Nuclear Power Plants. The operations of the nuclear generation stations owned, in whole or part, by Progress or its subsidiaries (collectively, the “Progress Nuclear Facilities”) are and have been conducted in compliance with all applicable laws and Permits, except for such failures to comply that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. Each of the Progress Nuclear Facilities maintains, and is in material compliance with, emergency plans designed to respond to an unplanned Release therefrom of radioactive materials and each such plan conforms with the requirements of applicable law in all material respects. The plans for the decommissioning of each of the Progress Nuclear Facilities and for the storage of spent nuclear fuel conform with the requirements of applicable law in all material respects and, solely with respect to the portion of the Progress Nuclear Facilities owned, directly or indirectly, by Progress, are funded consistent with applicable law. Since December 31, 2008, the operations of the Progress Nuclear Facilities have not been the subject of any notices of violation, any ongoing proceeding, NRC Diagnostic Team Inspections or requests for information from the NRC or any other agency with jurisdiction over such facility, except for such notices or requests for information that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress. No Progress Nuclear Facility is listed by the NRC in the Unacceptable Performance column of the NRC Action Matrix, as a part of NRC’s Assessment of Licensee Performance. Liability insurance to the full extent required by law for operating the Progress Nuclear Facilities remains in full force and effect regarding such facilities, except for failures to maintain such insurance in full force and effect that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress.

(p) Vote Required. Assuming the accuracy of the representation and warranty contained in Section 3.02(r), the affirmative vote of the holders of record of at least a majority of the outstanding shares of Progress Common Stock, with respect to the approval of this Agreement (the “Progress Shareholder Approval”), is the only vote of the holders of any class or series of the capital stock of Progress or its subsidiaries required to approve this Agreement, the Merger and the other transactions contemplated hereby.

(q) Opinions of Financial Advisors. The Board of Directors of Progress has received the opinion of each of Lazard Freres & Co. LLC and Barclays Capital Inc., to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Progress Common Stock.

(r) Ownership of Duke Capital Stock. Neither Progress nor any of its subsidiaries or other affiliates beneficially owns any shares of Duke capital stock.

(s) Articles 9 and 9A of the NCBCA Not Applicable; Other Statutes. Progress has taken all necessary actions, if any, so that the provisions of Articles 9 and 9A of the NCBCA will not, before the termination of this Agreement, apply to this Agreement, the Merger or the other transactions contemplated hereby. No “fair price,”

“merger moratorium,” “control share acquisition,” or other anti-takeover or similar statute or regulation applies or purports to apply to this Agreement, the Merger or the other transactions contemplated hereby.

(t) Joint Venture Representations. Each representation or warranty made by Progress in this Section 3.01 relating to a Progress Joint Venture that is neither operated nor managed solely by Progress or a Progress subsidiary shall be deemed made only to the knowledge of Progress.

(u) Insurance. Except for failures to maintain insurance or self-insurance that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Progress, from January 1, 2007, through the date of this Agreement, each of Progress and its subsidiaries has been continuously insured with financially responsible insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for companies in the United States conducting the business conducted by Progress and its subsidiaries during such time period. Neither Progress nor any of its subsidiaries has received any notice of any pending or threatened cancellation, termination or premium increase with respect to any insurance policy of Progress or any of its subsidiaries, except with respect to any cancellation, termination or premium increase that, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Progress.

(v) Energy Price Risk Management. Progress has established risk parameters, limits and guidelines in compliance with the risk management policy approved by Progress’s Board of Directors (the “Progress Risk Management Guidelines”) and monitors compliance by Progress and its subsidiaries with such energy price risk parameters. Progress has provided the Progress Risk Management Guidelines to Duke prior to the date of this Agreement. Progress is in compliance in all material respects with the Progress Risk Management Guidelines.

(w) Progress Material Contracts.

(i) For purposes of this Agreement, the term “Progress Material Contract” shall mean any Contract to which Progress or any of its subsidiaries is a party or bound as of the date hereof:

(A) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(B) that (1) purports to limit in any material respect either the type of business in which Progress or its subsidiaries (or, after the Effective Time, Duke or its subsidiaries) or any of their respective affiliates may engage or the manner or geographic area in which any of them may so engage in any business, (2) would require the disposition of any material assets or line of business of Progress or its subsidiaries (or, after the Effective Time, Duke or its subsidiaries) or any of their respective affiliates as a result of the consummation of the transactions contemplated by this Agreement, (3) is a material Contract that grants “most favored nation” status that, following the Effective Time, would impose obligations upon Duke or its subsidiaries, including Progress and its subsidiaries, or (4) prohibits or limits, in any material respect, the right of Progress or any of its subsidiaries (or, after the Effective Time, Duke or its subsidiaries) to make, sell or distribute any products or services or use, transfer, license or enforce any of their respective intellectual property rights; or

(C) that (1) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $100,000,000 (I) evidencing indebtedness for borrowed money of Progress or any of its subsidiaries to any third party, (II) guaranteeing any such indebtedness of a third party or (III) containing a covenant restricting the payment of dividends, or (2) has the economic effect of any of the items set forth in subclause (1) above.

(ii) Neither Progress nor any subsidiary of Progress is in breach of or default under the terms of any Progress Material Contract and no event has occurred that (with or without notice or lapse of time or both) could result in a breach or default under any Progress Material Contract where such breach or default could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Progress. To the knowledge of

Progress, no other party to any Progress Material Contract is in breach of or default under the terms of any Progress Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Progress. Except as could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Progress, each Progress Material Contract is a valid and binding obligation of Progress or the subsidiary of Progress which is party thereto and, to the knowledge of Progress, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and to general equitable principles.

(x) Anti-Bribery Laws.

(i) To the knowledge of Progress, Progress and its subsidiaries are, and since January 1, 2008, have been, in compliance in all material respects with all statutory and regulatory requirements under the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.), as amended, the Anti-Kickback Act of 1986, as amended, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Officials in International Business Transactions and all legislation implementing such convention and all other international anti-bribery conventions, and all other anti-corruption and bribery laws (including any applicable written standards, requirements, directives or policies of any Governmental Authority) (the “Anti-Bribery Laws”) in jurisdictions in which Progress and its subsidiaries have operated or currently operate. Since January 1, 2008, neither Progress nor any of its subsidiaries has received any communication from any Governmental Authority or any written communication from any third party that alleges that Progress, any of its subsidiaries or any employee or agent thereof is in material violation of any Anti-Bribery Laws, and no such potential or actual material violation or liability has been discovered.

(ii) Without limiting the other provisions of this Section 3.01(x), since January 1, 2008, none of Progress or its subsidiaries nor, to the knowledge of Progress, any of their respective current or former directors, officers, principals, employees, managers, sales persons, consultants or other agents or representatives, distributors, contractors, joint venturers or any other person acting on any of their behalf, has, directly or indirectly, made or offered or solicited or accepted any contribution, gift, gratuity, entertainment, bribe, rebate, payoff, influence payment, kickback or other payment or anything else of value to or from any person, private or public (including customers, potential customers, political parties, elected officials and candidates), whether in money, property, services or any other form, to influence any act of such person in such person’s official capacity, inducing such person to do or omit to do any act in violation of the lawful official duty of such person or securing an improper advantage or to induce such person to use such person’s influence to obtain or retain business for Progress or its subsidiaries or otherwise to confer any benefit to Progress or its subsidiaries in violation in any material respect of any Anti-Bribery Laws.

(iii) Since January 1, 2006, neither Progress nor any of its subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged material irregularity, material misstatement or material omission or other potential material violation or liability arising under or relating to any Anti-Bribery Law.

Section 3.02 Representations and Warranties of Duke and Merger Sub. Except as set forth in the letter dated the date of this Agreement and delivered to Progress by Duke concurrently with the execution and delivery of this Agreement (the “Duke Disclosure Letter”) or, to the extent the qualifying nature of such disclosure is readily apparent therefrom and excluding any forward-looking statements, risk factors and other similar statements that are cautionary and non-specific in nature, as set forth in the Duke SEC Reports filed on or after January 1, 2009 and prior to the date hereof, Duke and Merger Sub represent and warrant to Progress as follows:

(a) Organization and Qualification.

(i) Each of Duke and its subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization and has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, except for such failures to be so organized, existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) or to have such power and authority that, individually or in the aggregate, have not had and could not be reasonably expected to have a material adverse effect on Duke. Each of Duke and its subsidiaries is duly qualified, licensed or admitted to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing (with respect to jurisdictions that recognize the concept of good standing) that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Section 3.02(a) of the Duke Disclosure Letter sets forth as of the date of this Agreement the name and jurisdiction of organization of each subsidiary of Duke. Merger Sub is a newly formed corporation and has engaged in no activities except as contemplated by this Agreement. All of the outstanding capital stock of Merger Sub is owned directly by Duke. No subsidiary of Duke owns any stock in Duke. Duke has made available to Progress prior to the date of this Agreement a true and complete copy of Duke’s certificate of incorporation and by-laws, each as amended through the date hereof.

(ii) Section 3.02(a) of the Duke Disclosure Letter sets forth a description as of the date of this Agreement, of all Duke Joint Ventures, including (x) the name of each such entity and (y) a brief description of the principal line or lines of business conducted by each such entity.

(iii) Except for interests in the subsidiaries of Duke, the Duke Joint Ventures and interests acquired after the date of this Agreement without violating any covenant or agreement set forth herein, neither Duke nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any person, in which the invested capital associated with such interest of Duke or any of its subsidiaries exceeds, individually as of the date of this Agreement, $100,000,000.

(b) Capital Stock.

(i) The authorized capital stock of Duke consists of:

(A) 2,000,000,000 shares of common stock, par value $0.001 per share (the “Duke Common Stock”), of which 1,324,548,714 shares were outstanding as of October 29, 2010; and

(B) 44,000,000 shares of preferred stock, par value $0.001 per share, none of which were outstanding as of the date of this Agreement.

As of the date of this Agreement, no shares of Duke Common Stock are held in the treasury of Duke. As of the date of this Agreement, 13,869,567 shares of Duke Common Stock were subject to outstanding stock options granted under the Duke Employee Stock Option Plans (“Duke Employee Stock Options”), 1,756,064 shares of Duke Common Stock were subject to outstanding awards of phantom stock units of Duke Common Stock (“Duke Phantom Stock Units”), 7,549,720 shares of Duke Common Stock were subject to outstanding awards of performance shares of Duke Common Stock, determined at maximum performance levels (“Duke Performance Shares”) and 75,901,515 additional shares of Duke Common Stock were reserved for issuance pursuant to the Duke Power Company Stock Incentive Plan, the Duke Energy Corporation 1998 Long-Term Incentive Plan, the Duke Energy Corporation 2006 Long-Term Incentive Plan, the Duke Energy Corporation 2010 Long-Term Incentive Plan, the Duke Energy Corporation Directors’ Savings Plan, the Duke Energy Corporation Executive Savings Plan and any other compensatory plan, program or arrangement under which shares of Duke Common Stock are reserved for issuance (collectively, the “Duke Employee Stock Option Plans”). Since October 29, 2010, no shares of Duke Common Stock have been issued except pursuant to the Duke Employee Stock Option Plans and Duke Employee Stock Options issued thereunder, and from October 29, 2010 to the date of this Agreement, no shares of Duke Common Stock have been issued other than 268,498 shares of Duke Common Stock issued pursuant to the Duke Employee Stock Option Plans or Duke Employee Stock Options issued thereunder. All of the issued and outstanding shares of Duke Common Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in this Section 3.02(b), as of date of this Agreement there are no outstanding Options obligating Duke or any of its subsidiaries (A) to issue or sell any shares of capital stock of Duke, (B) to grant, extend or enter into any Option with respect thereto, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any of their respective subsidiaries.

(ii) Except as permitted by this Agreement, all of the outstanding shares of capital stock of each subsidiary of Duke are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by Duke or a subsidiary of Duke, free and clear of any Liens, except for any of the foregoing that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. All of the outstanding shares of capital stock of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, directly by Duke. The shares of Merger Sub owned by Duke are owned free and clear of any Liens. There are no (A) outstanding Options obligating Duke or any of its subsidiaries to issue or sell any shares of capital stock of any subsidiary of Duke or to grant, extend or enter into any such Option or (B) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than Duke or a subsidiary wholly-owned, directly or indirectly, by Duke with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of Duke or any subsidiary of Duke.

(iii) As of the date of this Agreement, none of the subsidiaries of Duke or the Duke Joint Ventures is a “public utility company,” a “holding company,” a “subsidiary company” or an “affiliate” of any holding company within the meaning of Section 2(a)(5), 2(a)(7), 2(a)(8) or 2(a)(11) of the 2005 Act, respectively. None of Duke, its subsidiaries and the Duke Joint Ventures is registered under the 2005 Act.

(iv) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Duke or any of its subsidiaries having the right to vote (or which are convertible into or exercisable for securities having the right to vote) (collectively, “Duke Voting Debt”) on any matters on which Duke shareholders may vote are issued or outstanding nor are there any outstanding Options obligating Duke or any of its subsidiaries to issue or sell any Duke Voting Debt or to grant, extend or enter into any Option with respect thereto.

(v) Each share of Duke Common Stock to be issued in the Merger shall be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens.

(vi) There have been no repricings of any Duke Employee Stock Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. None of the Duke Employee Stock Options, Duke Phantom Stock Units or Duke Performance Shares (A) have been granted since August 6, 2010, except as permitted by this Agreement, or (B) have been granted in contemplation of the Merger or the transactions contemplated in this Agreement. None of the Duke Employee Stock Options was granted with an exercise price below the per share closing price on the NYSE on the date of grant. All grants of Duke Employee Stock Options, Duke Phantom Stock Units and Duke Performance Shares were validly made and properly approved by the Board of Directors of Duke (or a duly authorized committee or subcommittee thereof) in compliance with all applicable laws and recorded on the consolidated financial statements of Duke in accordance with GAAP, and no such grants of Duke Employee Stock Options involved any “back dating,” “forward dating” or similar practices.

(c) Authority. Duke has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to obtaining Duke Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Duke and the consummation by Duke of the transactions contemplated hereby have been duly and validly adopted and unanimously approved by the Board of Directors of Duke, the Board of Directors of Duke has recommended approval by the shareholders of Duke of the Duke Charter Amendment and the Duke Share Issuance, and directed that the Duke Charter Amendment and Duke Share Issuance be submitted to the shareholders of Duke for their approval, and no other corporate proceedings on the part of Duke or its shareholders are necessary to authorize the execution, delivery and performance of this Agreement by Duke and the consummation by Duke of the Merger and the other transactions contemplated hereby, other than obtaining Duke Shareholder Approval. This Agreement has been duly and validly executed and delivered by Duke and, assuming this Agreement constitutes the legal, valid and binding obligation of Progress, constitutes a legal, valid and binding obligation of Duke enforceable against Duke in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and to general equitable principles.

(d) No Conflicts; Approvals and Consents.

(i) The execution and delivery of this Agreement by Duke does not, and the performance by Duke of its obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of Duke or any of its subsidiaries or any of the Duke Joint Ventures under, any of the terms, conditions or provisions of (A) subject to the effectiveness of the Duke Charter Amendment, the certificates or articles of incorporation or by-laws (or other comparable organizational documents) of Duke or any of its subsidiaries or any of the Duke Joint Ventures, or (B) subject to the obtaining of Duke Shareholder Approval and the taking of the actions described in paragraph (ii) of this Section 3.02(d), including the Duke Required Statutory Approvals, (x) any laws or orders of any Governmental Authority applicable to Duke or any of its subsidiaries or any of the Duke Joint Ventures or any of their respective assets or properties, or (y) any note, bond, mortgage, security agreement, credit agreement, indenture, license, franchise, permit, concession, contract, lease, obligation or other instrument to which Duke or any of its subsidiaries or any of the Duke Joint Ventures is a party or by which Duke or any of its subsidiaries or any of the Duke Joint Ventures or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke.

(ii) Except for (A) compliance with, and filings under, the HSR Act; (B) the filing with and, to the extent required, the declaration of effectiveness by, the SEC of (1) the Joint Proxy Statement pursuant to the Exchange Act, (2) the Form S-4 and (3) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated hereby; (D) such filings with and approvals of the NYSE with respect to the Duke Charter Amendment, if necessary, and to permit the shares of Duke Common Stock that are to be issued pursuant to Article II to be listed on the NYSE; (E) the registration, consents, approvals and notices required under the 2005 Act; (F) notice to, and the consent and approval of, FERC under Section 203 of the Power Act, or an order under the Power Act disclaiming jurisdiction over the transactions contemplated hereby; (G) the filing of an application to, and consent and approval of, and issuance of any required licenses and license amendments by, the NRC under the Atomic Energy Act; (H) the filing of the Certificate of Amendment with respect to the Duke Charter Amendment with the Secretary of State of the State of Delaware and the Articles of Merger and other appropriate merger documents required by the NCBCA with the Secretary of State of the State of North Carolina and appropriate documents with the relevant authorities of other states in which Duke is qualified to do business; (I) compliance with and such filings as may be required under applicable Environmental Laws; (J) to the extent required, notice to and the approval of, the Applicable PSCs; (K) the FCC Pre-Approvals; (L) such other items as disclosed in Section 3.02(d) of the Duke Disclosure Letter; and (M) compliance with, and filings under, antitrust or competition laws of any foreign jurisdiction, if required (the items set forth above in clauses (A) through (H) and (J) collectively, the “Duke Required Statutory Approvals”), no Consents or action of, registration, declaration or filing with or notice to any

Governmental Authority is necessary or required to be obtained or made in connection with the execution and delivery of this Agreement by Duke, the performance by Duke of its obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, other than such items that the failure to make or obtain, as the case may be, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on Duke.

(e) SEC Reports, Financial Statements and Utility Reports.

(i) Duke and its subsidiaries have filed or furnished each form, report, schedule, registration statement, registration exemption, if applicable, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed or furnished by Duke or any of its subsidiaries pursuant to the Securities Act or the Exchange Act with the SEC since January 1, 2007 (as such documents have since the time of their filing been amended or supplemented, the “Duke SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto, the Duke SEC Reports (A) complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act, if applicable, as the case may be, and, to the extent applicable, SOX and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Each of the principal executive officer of Duke and the principal financial officer of Duke (or each former principal executive officer of Duke and each former principal financial officer of Duke, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Duke SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Since January 1, 2007, neither Duke nor any of its subsidiaries has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(iii) The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Duke SEC Reports (the “Duke Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Duke SEC Report, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, materially adverse to Duke) the consolidated financial position of Duke and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

(iv) All filings (other than immaterial filings) required to be made by Duke or any of its subsidiaries since January 1, 2007, under the 2005 Act, the Power Act, the Atomic Energy Act, the Natural Gas Act, the Natural Gas Policy Act of 1978, the Communications Act of 1934 and applicable state laws and regulations, have been filed with the SEC, the FERC, the DOE, the NRC, the FCC or any applicable state public utility commissions (including, to the extent required, NCUC, PSCSC, PUCO, IURC and KPSC), as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of the applicable statute and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of the applicable statute and the rules and regulations thereunder, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke.

(v) Duke has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Duke (x) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Duke in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Duke’s management as appropriate to allow timely decisions regarding required disclosure, and (y) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Duke’s outside auditors and the audit committee of the Board of Directors of Duke (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Duke’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Duke’s internal control over financial reporting. Since December 31, 2006, any material change in internal control over financial reporting required to be disclosed in any Duke SEC Report has been so disclosed.

(vi) Since December 31, 2006, (x) neither Duke nor any of its subsidiaries nor, to the knowledge of the Executive Officers (for the purposes of this Section 3.02(e)(vi), as such term is defined in Section 3b-7 of the Exchange Act) of Duke, any director, officer, employee, auditor, accountant or representative of Duke or any of its subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Duke or any of its subsidiaries or their respective internal accounting controls relating to periods after December 31, 2006, including any material complaint, allegation, assertion or claim that Duke or any of its subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (y) to the knowledge of the Executive Officers of Duke, no attorney representing Duke or any of its subsidiaries, whether or not employed by Duke or any of its subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2006, by Duke or any of its officers, directors, employees or agents to the Board of Directors of Duke or any committee thereof or, to any director or Executive Officer of Duke.

(f) Absence of Certain Changes or Events. Since December 31, 2009 through the date hereof, Duke and its subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business in a consistent manner since such date and there has not been any change, event or development that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on Duke.

(g) Absence of Undisclosed Liabilities. Except for matters reflected or reserved against in the consolidated balance sheet (or notes thereto) as of December 31, 2009, included in the Duke Financial Statements, neither Duke nor any of its subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by GAAP to be reflected on a consolidated balance sheet of Duke and its consolidated subsidiaries (including the notes thereto), except liabilities or obligations (i) that were incurred in the ordinary course of business consistent with past practice since December 31, 2009, (ii) that were incurred in connection with the transactions contemplated by this Agreement and that are not material in the aggregate or (iii) that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Neither Duke nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Duke and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Duke or any of its subsidiaries, in the Duke Financial Statements or the Duke SEC Reports.

(h) Legal Proceedings. Except for Environmental Claims, which are the subject of Section 3.02(n), as of the date of this Agreement, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of Duke, threatened against, relating to or affecting, nor to the knowledge of Duke are there any Governmental Authority investigations, inquiries or audits pending or threatened against, relating to or affecting, Duke or any of its subsidiaries or any of the Duke Joint Ventures or any of their respective assets and properties that, in each case, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on Duke and (ii) neither Duke nor any of its subsidiaries or material assets is subject to any order of any Governmental Authority that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on Duke.

(i) Information Supplied. None of the information supplied or to be supplied by Duke for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to Progress’s shareholders or Duke’s shareholders or at the time of the Progress Shareholders Meeting or the Duke Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement (other than the portions thereof relating solely to the Progress Shareholders Meeting) and the Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and Securities Act, respectively, and the rules and regulations thereunder, except that no representation is made by Duke with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Progress for inclusion or incorporation by reference in the Joint Proxy Statement or the Form S-4.

(j) Permits; Compliance with Laws and Orders. Duke, its subsidiaries and the Duke Joint Ventures hold all Permits necessary for the lawful conduct of their respective businesses, except for failures to hold such Permits that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Duke, its subsidiaries and the Duke Joint Ventures are in compliance with the terms of their Permits, except failures so to comply that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Duke, its subsidiaries and the Duke Joint Ventures are not, and since January 1, 2008 have not been, in violation of or default under any law or order of any Governmental Authority, except for such violations or defaults that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Duke is, and since January 1, 2008 has been, in compliance in all material respects with (i) SOX and (ii) the applicable listing standards and corporate governance rules and regulations of the NYSE. The above provisions of this Section 3.02(j) do not relate to matters with respect to taxes, such matters being the subject of Section 3.02(k), Environmental Permits and Environmental Laws, such matters being the subject of Section 3.02(n), benefits plans, such matters being the subject of Section 3.02(l), and nuclear power plants, such matters being the subject of Section 3.02(o).

(k) Taxes.

(i) Except as has not had, and could not reasonably be expected to have, a material adverse effect on Duke:

(A) Each of Duke and its subsidiaries has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate. All Taxes shown to be due and owing on such Tax Returns have been timely paid.

(B) The most recent financial statements contained in the Duke SEC Reports filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by Duke and its subsidiaries for all taxable periods through the date of such financial statements.

(C) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Duke or its subsidiaries, and, to the knowledge of Duke, neither Duke nor any of its subsidiaries has received written notice of any claim made by a governmental authority in a jurisdiction where Duke or any of its subsidiaries, as applicable, does not file a Tax Return, that Duke or such subsidiary is or may be subject to income taxation by that jurisdiction. No deficiency with respect to any Taxes has been proposed, asserted or assessed against Duke or any of its subsidiaries, and no requests for waivers of the time to assess any Taxes are pending.

(D) There are no outstanding written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Duke or any of its subsidiaries, and no power of attorney granted by either Duke or any of its subsidiaries with respect to any Taxes is currently in force.

(E) Neither Duke nor any of its subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes imposed on or with respect to any individual or other person (other than (I) such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business, and (II) agreements with or among Duke or any of its subsidiaries), and neither Duke nor any of its subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated U.S. federal income Tax Return (other than the group the common parent of which is Duke or a subsidiary of Duke) or (B) has any liability for the Taxes of any person (other than Duke or any of its subsidiaries) (I) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), or (II) as a transferee or successor.

(F) There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of Duke and its subsidiaries.

(ii) Neither Duke nor any of its subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(l) Employee Benefit Plans; ERISA.

(i) Except for such matters that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke, (A) all Duke Employee Benefit Plans are in compliance with all applicable requirements of law, including ERISA and the Code, and (B) there does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of Duke or any of its subsidiaries following the Closing. The only material employment agreements, severance agreements or severance policies applicable to Duke or any of its subsidiaries are the agreements and policies disclosed in Section 3.02(l)(i) of the Duke Disclosure Letter.

(ii) As used herein, “Duke Employee Benefit Plan” means any Plan entered into, established, maintained, sponsored, contributed to or required to be contributed to by Duke or any of its subsidiaries for the benefit of the current or former employees or directors of Duke or any of its subsidiaries and existing on the date of this Agreement or at any time subsequent thereto and, in the case of a Plan that is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA, at any time during the five-year period preceding the date of this Agreement with respect to which Duke or any of its subsidiaries has or could reasonably be expected to have any present or future actual or contingent liabilities.

(iii) No event has occurred, and there exists no condition or set of circumstances in connection with any Duke Employee Benefit Plan, that has had or could reasonably be expected to have a material adverse effect on Duke.

(iv) Section 3.02(l)(iv) of the Duke Disclosure Letter identifies each Duke Employee Benefit Plan that provides, upon the occurrence of a change in the ownership or effective control of Duke or its subsidiaries or a change in the ownership of all or a substantial portion of the assets of Duke or its subsidiaries, either alone or upon the occurrence of any additional or subsequent events and whether or not applicable to the transactions contemplated by this Agreement, for (A) an acceleration of the time of payment of or vesting in, or an increase in the amount of, compensation or benefits due any current or former employee, director or officer of Duke or its subsidiaries, (B) any forgiveness of indebtedness or obligation to fund compensation or benefits with respect to any such employee, director or officer, or (C) an entitlement of any such employee, director or officer to severance pay, unemployment compensation or any other payment or other benefit.

(v) Each Duke Employee Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in material reasonable, good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the Internal Revenue Service.

(m) Labor Matters. As of the date hereof, neither Duke nor any of its subsidiaries is a party to, bound by or in the process of negotiating any collective bargaining agreement or other labor agreement with any union or labor organization. As of the date of this Agreement, there are no disputes, grievances or arbitrations pending or, to the knowledge of Duke, threatened between Duke or any of its subsidiaries and any trade union or other representatives of its employees and there is no charge or complaint pending or threatened in writing against Duke or any of its subsidiaries before the NLRB or any similar Governmental Authority, except in each case as, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke, and, to the knowledge of Duke, as of the date of this Agreement, there are no material organizational efforts presently being made involving any of the employees of Duke or any of its subsidiaries. From December 31, 2007, to the date of this Agreement, there has been no work stoppage, strike, slowdown or lockout by or affecting employees of Duke or any of its subsidiaries and, to the knowledge of Duke, no such action has been threatened in writing, except in each case as, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Except as, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Duke: (A) there are no litigations, lawsuits, claims, charges, complaints, arbitrations, actions, investigations or proceedings pending or, to the knowledge of Duke, threatened between or involving Duke or any of its subsidiaries and any of their respective current or former employees, independent contractors, applicants for employment or classes of the foregoing; (B) Duke and its subsidiaries are in compliance with all applicable laws, orders, agreements, contracts and policies respecting employment and employment practices, including, without limitation, all legal requirements respecting terms and conditions of employment, equal opportunity, workplace health and safety, wages and hours, child labor, immigration, discrimination, disability rights or benefits, facility closures and layoffs, workers’ compensation, labor relations, employee leaves and unemployment insurance; and (C) since January 1, 2007, neither Duke nor any of its subsidiaries has engaged in any “plant closing” or “mass layoff,” as defined in the WARN Act, without complying with the notice requirements of such laws.

(n) Environmental Matters.

(i) Each of Duke, its subsidiaries and the Duke Joint Ventures since January 1, 2008 has been and is in compliance with all applicable Environmental Laws, except where the failure to be in such compliance, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Duke.

(ii) Each of Duke, its subsidiaries and the Duke Joint Ventures has obtained all Environmental Permits necessary for the construction of their facilities and the conduct of their operations as of the date of this Agreement, as applicable, and all such Environmental Permits are validly issued, in full force and effect and final, and Duke, its subsidiaries and the Duke Joint Ventures are in compliance with all terms and conditions of the Environmental Permits, except where the failure to obtain such Environmental Permits, of such Permits to be in good standing or, where applicable, of a renewal application to have been timely filed and be pending or to be in such compliance, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Duke.

(iii) There is no Environmental Claim pending

(A) against Duke or any of its subsidiaries or any of the Duke Joint Ventures;

(B) to the knowledge of Duke, against any person or entity whose liability for such Environmental Claim has been retained or assumed either contractually or by operation of law by Duke or any of its subsidiaries or any of the Duke Joint Ventures; or

(C) against any real or personal property or operations that Duke or any of its subsidiaries or any of the Duke Joint Ventures owns, leases or manages, in whole or in part, or, to the knowledge of Duke, formerly owned, leased or arranged, in whole or in part, except in the case of clause (A), (B) or (C) for such Environmental Claims that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke.

(iv) To the knowledge of Duke, there have not been any Releases of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against Duke or any of its subsidiaries or any of the Duke Joint Ventures, in each case, except for such Releases that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke.

(o) Operations of Nuclear Power Plants. The operations of the nuclear generation stations owned, in whole or part, by Duke or its subsidiaries (collectively, the “Duke Nuclear Facilities”) are and have been conducted in compliance with all applicable laws and Permits, except for such failures to comply that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. Each of the Duke Nuclear Facilities maintains, and is in material compliance with, emergency plans designed to respond to an unplanned Release therefrom of radioactive materials and each such plan conforms with the requirements of applicable law in all material respects. The plans for the decommissioning of each of the Duke Nuclear Facilities and for the storage of spent nuclear fuel conform with the requirements of applicable law in all material respects and, solely with respect to the portion of the Duke Nuclear Facilities owned, directly or indirectly, by Duke, are funded consistent with applicable law. Since December 31, 2008, the operations of the Duke Nuclear Facilities have not been the subject of any notices of violation, any ongoing proceeding, NRC Diagnostic Team Inspections or requests for information from the NRC or any other agency with jurisdiction over such facility, except for such notices or requests for information that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke. No Duke Nuclear Facility is listed by the NRC in the Unacceptable Performance column of the NRC Action Matrix, as a part of NRC’s Assessment of Licensee Performance. Liability insurance to the full extent required by law for operating the Duke Nuclear Facilities remains in full force and effect regarding such facilities, except for failures to maintain such insurance in full force and effect that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke.

(p) Vote Required. Assuming the accuracy of the representation and warranty contained in Section 3.01(r), the affirmative vote of the holders of record of at least a majority of the shares of Duke Common Stock (i) outstanding, with respect to an amendment to the Amended and Restated Certificate of Incorporation of Duke providing for the Duke Charter Amendment and (ii) voting thereon, provided that the total vote cast represents over fifty percent in interest of all securities entitled to vote on the proposal, with respect to the issuance of shares of Duke Common Stock in connection with the Merger as contemplated by this Agreement (the “Duke Share Issuance”) ((i) and (ii) collectively, the “Duke Shareholder Approval”), are the only votes of the holders of any class or series of the capital stock of Duke or its subsidiaries required to approve this Agreement, the Merger and the other transactions contemplated hereby.

(q) Opinions of Financial Advisors. The Board of Directors of Duke has received the opinion of each of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner and Smith Incorporated, to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the Exchange Ratio is fair, from a financial point of view, to Duke.

(r) Ownership of Progress Capital Stock. Neither Duke nor any of its subsidiaries or other affiliates beneficially owns any shares of Progress capital stock.

(s) Certain Statutes. No “fair price,” “merger moratorium,” “control share acquisition,” or other anti-takeover or similar statute or regulation applies or purports to apply to this Agreement, the Merger or the other transactions contemplated hereby.

(t) Joint Venture Representations. Each representation or warranty made by Duke in this Section 3.02 relating to a Duke Joint Venture that is neither operated nor managed solely by Duke or a Duke subsidiary shall be deemed made only to the knowledge of Duke.

(u) Insurance. Except for failures to maintain insurance or self-insurance that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on Duke, from January 1, 2007, through the date of this Agreement, each of Duke and its subsidiaries has been continuously insured with financially responsible insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for companies in the United States conducting the business conducted by Duke and its subsidiaries during such time period. Neither Duke nor any of its subsidiaries has received any notice of any pending or threatened cancellation, termination or premium increase with respect to any insurance policy of Duke or any of its subsidiaries, except with respect to any cancellation, termination or premium increase that, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on Duke.

(v) Energy Price Risk Management. Duke has established risk parameters, limits and guidelines in compliance with the risk management policy approved by Duke’s Board of Directors (the “Duke Risk Management Guidelines”) and monitors compliance by Duke and its subsidiaries with such energy price risk parameters. Duke has provided the Duke Risk Management Guidelines to Progress prior to the date of this Agreement. Duke is in compliance in all material respects with the Duke Risk Management Guidelines.

(w) Duke Material Contracts.

(i) For purposes of this Agreement, the term “Duke Material Contract” shall mean any Contract to which Duke or any of its subsidiaries is a party or bound as of the date hereof:

(A) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(B) that (1) purports to limit in any material respect either the type of business in which Duke or its subsidiaries (including, after the Effective Time, Progress or its subsidiaries) or any of their respective affiliates may engage or the manner or geographic area in which any of them may so engage in any business, (2) would require the disposition of any material assets or line of business of Duke or its subsidiaries (including, after the Effective Time, Progress or its subsidiaries) or any of their respective affiliates as a result of the consummation of the transactions contemplated by this Agreement, (3) is a material Contract that grants “most favored nation” status that, following the Effective Time, would impose obligations upon Duke or its subsidiaries, including Progress and its subsidiaries, or (4) prohibits or limits, in any material respect, the right of Duke or any of its subsidiaries (including, after the Effective Time, Progress or its subsidiaries) to make, sell or distribute any products or services or use, transfer, license or enforce any of their respective intellectual property rights; or

(C) that (1) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $200,000,000 (I) evidencing indebtedness for borrowed money of Duke or any of its subsidiaries to any third party, (II) guaranteeing any such indebtedness of a third party or (III) containing a covenant restricting the payment of dividends, or (2) has the economic effect of any of the items set forth in subclause (1) above.

(ii) Neither Duke nor any subsidiary of Duke is in breach of or default under the terms of any Duke Material Contract and no event has occurred that (with or without notice or lapse of time or both) could result in a breach or default under any Duke Material Contract where such breach or default could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Duke. To the knowledge of Duke, no other party to any Duke Material Contract is in breach of or default under the terms of any Duke Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on Duke. Except as could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Duke, each Duke Material Contract is a valid and binding obligation of Duke or the subsidiary of Duke which is party thereto and, to the knowledge of Duke, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and to general equitable principles.

(x) Anti-Bribery Laws.

(i) To the knowledge of Duke, Duke and its subsidiaries are, and since January 1, 2008 have been, in compliance in all material respects with the Anti-Bribery Laws in jurisdictions in which Duke and its subsidiaries have operated or currently operate. Since January 1, 2008, neither Duke nor any of its subsidiaries has received any communication from any Governmental Authority or any written communication from any third party that alleges that Duke, any of its subsidiaries or any employee or agent thereof is in material violation of any Anti-Bribery Laws, and no such potential or actual material violation or liability has been discovered.

(ii) Without limiting the other provisions of this Section 3.02(x), since January 1, 2008, none of Duke or its subsidiaries nor, to the knowledge of Duke, any of their respective current or former directors, officers, principals, employees, managers, sales persons, consultants or other agents or representatives, distributors, contractors, joint venturers or any other person acting on any of their behalf, has, directly or indirectly, made or offered or solicited or accepted any contribution, gift, gratuity, entertainment, bribe, rebate, payoff, influence payment, kickback or other payment or anything else of value to or from any person, private or public (including customers, potential customers, political parties, elected officials and candidates), whether in money, property, services or any other form, to influence any act of such person in such person’s official capacity, inducing such person to do or omit to do any act in violation of the lawful official duty of such person or securing an improper advantage or to induce such person to use such person’s influence to obtain or retain business for Duke or its subsidiaries or otherwise to confer any benefit to Duke or its subsidiaries in violation in any material respect of any Anti-Bribery Laws.

(iii) Since January 1, 2006, neither Duke nor any of its subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged material irregularity, material misstatement or material omission or other potential material violation or liability arising under or relating to any Anti-Bribery Law.

ARTICLE IV

COVENANTS

Section 4.01 Covenants of Progress. From and after the date of this Agreement until the Effective Time, Progress covenants and agrees as to itself and its subsidiaries that (except as expressly contemplated or permitted by this Agreement, as set forth in Section 4.01 of the Progress Disclosure Letter, for transactions (other than those set forth in Section 4.01(d) to the extent relating to the capital stock of Progress) solely involving Progress and one or more of its direct or indirect wholly-owned subsidiaries or between two or more direct or indirect wholly-owned subsidiaries of Progress, as required by law, or to the extent that Duke shall otherwise previously consent in writing, such consent not to be unreasonably withheld or delayed):

(a) Ordinary Course. Progress and each of its subsidiaries shall conduct their businesses in all material respects in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, Progress and its subsidiaries shall use commercially reasonable efforts to preserve intact in all material respects their present business organizations, to maintain in effect all existing Permits and to timely submit renewal applications (as applicable), subject to prudent management of workforce and business needs, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to preserve their relationships with Governmental Authorities, customers and suppliers and others having significant business dealings with them and to comply in all material respects with all laws, orders and Permits of all Governmental Authorities applicable to them.

(b) Charter Documents. Progress shall not amend or propose to amend its articles of incorporation or, other than in a manner that would not materially restrict the operation of its or their businesses, its by-laws or its subsidiaries’ articles of incorporation or by-laws (or other comparable organizational documents).

(c) Dividends. Progress shall not, nor shall it permit any of its subsidiaries to,

(i) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or share capital, except:

(A) that, subject to Section 4.06 of this Agreement, Progress may continue the declaration and payment of regular quarterly cash dividends on Progress Common Stock, not to exceed $0.62 per share for each quarterly dividend, with usual record and payment dates for such dividends in accordance with past dividend practice, and

(B) for the declaration and payment of dividends by a direct or indirect wholly-owned subsidiary of Progress solely to its parent, or by a direct or indirect partially owned subsidiary of Progress (provided, that Progress or a Progress subsidiary receives or is to receive its proportionate share of such dividend or distribution), and

(C) for the declaration and payment of regular cash dividends with respect to preferred stock of Progress’s subsidiaries outstanding as of the date of this Agreement or permitted to be issued under the terms of this Agreement, and

(D) for the declaration and payment of dividends necessary to comply with Section 4.06,

(ii) split, combine, reclassify or take similar action with respect to any of its capital stock or share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or comprised in its share capital,

(iii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or

(iv) except as disclosed in Section 4.01(c)(iv) of the Progress Disclosure Letter, directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto except:

(A) in connection with intercompany purchases of capital stock or share capital, or

(B) for the purpose of funding the Progress Employee Stock Option Plans or employee stock ownership or dividend reinvestment and stock purchase plans, or

(C) mandatory repurchases or redemptions of preferred stock of Progress or its subsidiaries in accordance with the terms thereof.

(d) Share Issuances. Progress shall not, nor shall it permit any of its subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any Option with respect thereto (other than (i) the issuance of Progress Common Stock upon the exercise of Progress Employee Stock Options outstanding as of the date hereof or issued after the date hereof in accordance with the terms of this Agreement in accordance with their terms, (ii) the issuance of Progress Common Stock in respect of Progress Restricted Stock, Progress Restricted Stock Units, Progress Performance Shares and other equity compensation awards, excluding Progress Employee Stock Options, granted under the Progress Employee Stock Option Plans (“Other Progress Equity Awards”) outstanding as of the date hereof or issued after the date hereof in accordance with the terms of this Agreement in accordance with their terms, (iii) the issuance of Progress Restricted Stock, Progress Performance Shares and the grant of Progress Restricted Stock Units and Other Progress Equity Awards in accordance with their terms providing, in aggregate, up to an additional 2,000,000 shares of Progress Common Stock in any 12-month period following the date hereof, in amounts, at times and on terms and conditions in the ordinary course of business consistent with past practice, with Progress Performance Shares counted assuming the achievement of maximum performance level for the purposes of determining how many shares were granted during any such 12-month period; provided, however, that any Progress Restricted Stock, Progress Restricted Stock Units, Progress Performance Shares and Other Progress Equity Awards granted after the date of this Agreement shall be granted on terms pursuant to which such Progress Restricted Stock, Progress Restricted Stock Units, Progress Performance Shares and Other Progress Equity Awards shall not vest on the Effective Time or otherwise in connection with the occurrence of the transactions contemplated hereby and that, notwithstanding any plan, program or arrangement to the contrary, and except as provided in Section 4.01(d)(iii) of the Progress Disclosure Letter, any definition of “good reason” or any similar concept of constructive termination relating to such awards shall be as defined in Section 4.01(d)(iii) of the Progress Disclosure Letter and the terms and conditions of each grant of Progress Performance Shares shall be consistent with the treatment set forth in Section 5.06(a)(iii), (iv) the pro rata issuance by a subsidiary of its capital stock to its shareholders, and (v) the issuance of shares of Progress Common Stock in connection with any employee benefit plan intended to satisfy the requirements of Section 401(a) of the Code in the ordinary course of business consistent with past practice), or modify or amend any right of any holder of outstanding shares of its capital stock or any Option with respect thereto other than to give effect to Section 5.06.

(e) Acquisitions; Capital Expenditures. Except for (x) acquisitions of, or capital expenditures relating to, the entities, assets and facilities identified in Section 4.01(e) of the Progress Disclosure Letter, (y) expenditures of amounts set forth in Progress’s capital expenditure plan included in Section 4.01(e) of the Progress Disclosure Letter, and (z) capital expenditures (1) required by law or Governmental Authorities or (2) incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), Progress shall not, nor shall it permit any of its subsidiaries to, make any capital expenditures, or acquire or agree to acquire (whether by merger, consolidation, purchase or otherwise) any person or assets, if (A) in the case of any acquisition or acquisitions or series of related acquisitions of any person, asset or property located within the United States, the expected gross expenditures and commitments pursuant to all such acquisitions (including the amount of any indebtedness and amounts received for negative trading positions assumed) exceeds or may exceed, in the aggregate, $150,000,000, (B) any such acquisition is of persons, properties or assets located outside of the United States, (C) any such acquisition or capital expenditure constitutes any line of business that is not conducted by Progress, its subsidiaries or the Progress Joint Ventures as of the date of this Agreement, or (D) any such acquisition or capital expenditure is reasonably likely, individually or in the aggregate, to materially delay the satisfaction of the conditions set forth in Section 6.02(d) or Section 6.03(d) or prevent the satisfaction of such conditions.

(f) Dispositions. Except for (x) dispositions set forth in Section 4.01(f) of the Progress Disclosure Letter, (y) dispositions of obsolete equipment or assets or dispositions of assets being replaced, in each case in the ordinary course of business consistent with past practice, and (z) dispositions by Progress or its subsidiaries of its assets in accordance with the terms of restructuring and divestiture plans mandated or approved by applicable local or state regulatory agencies, Progress shall not, nor shall it permit any of its subsidiaries to, sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties if the aggregate value of all such dispositions exceeds or may exceed, in the aggregate, $150,000,000. For the purposes of this Section 4.01(f), the value of any disposition or series of related dispositions shall mean the greater of (i) the book value or (ii) the sales price, in each case of the person, asset or property which is the subject of such disposition and, in each case, together with the indebtedness and amounts paid for negative energy price risk management positions transferred by Progress or its subsidiaries in connection with such disposition.

(g) Indebtedness. Except as disclosed in Section 4.01(g) of the Progress Disclosure Letter, Progress shall not, nor shall it permit any of its subsidiaries to, (A) incur or guarantee any indebtedness or enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (including any capital leases, “synthetic” leases or conditional sale or other title retention agreements) other than (i) short-term indebtedness incurred in the ordinary course of business, (ii) letters of credit obtained in the ordinary course of business, (iii) borrowings under Progress’s or its subsidiaries’ existing credit facilities (or replacement facilities permitted by this Section 4.01(g)) but only to the extent the commercial paper market is unavailable to Progress upon reasonable terms and conditions, as to which borrowings Progress agrees to notify Duke promptly following the consummation thereof, (iv) indebtedness incurred in connection with the refunding or refinancing of existing indebtedness (x) at maturity or upon final mandatory redemption (without the need for the occurrence of any special event) or (y) at a lower cost of funds, (v) indebtedness incurred to finance acquisitions permitted pursuant to Section 4.01(e) or indebtedness assumed pursuant thereto, (vi) other indebtedness in an aggregate principal amount not to exceed $250,000,000 outstanding at any time, (vii) guarantees or other credit support issued pursuant to energy price risk management or marketing positions established prior to the date of this Agreement, (viii) in addition to the guarantees or other credit support contemplated by subsection (A)(vii) of this Section 4.01(g), additional guarantees or other credit support issued in connection with energy price risk management or marketing activities in the ordinary course of business and (ix) indebtedness owed to any direct or indirect wholly-owned subsidiary of Progress, or, in the case of a subsidiary of Progress, to Progress or (B) make any loans or advances to any other person, other than (i) in the ordinary course of business consistent with past practice, (ii) to any direct or indirect wholly-owned subsidiary of Progress, or, in the case of a subsidiary of Progress, to Progress or (iii) as required pursuant to any obligation in effect as of the date of this Agreement.

(h) Marketing of Energy; Energy Price Risk Management. Progress shall not, nor shall it permit any of its subsidiaries to, (i) permit any material change in policies governing or otherwise relating to energy price risk management or marketing of energy other than as a result of acquisitions or capital expenditures permitted pursuant to Section 4.01(e) or (ii) enter into any physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof or similar transactions other than as permitted by the Progress Risk Management Guidelines.

(i) Employee Benefits. Except as required by law, or the terms of any collective bargaining agreement or any Progress Employee Benefit Plan, or as disclosed in Section 4.01(i) of the Progress Disclosure Letter or as otherwise expressly permitted by this Agreement, Progress shall not, nor shall it permit any of its subsidiaries to, enter into, adopt, amend or terminate any Progress Employee Benefit Plan, or other agreement, arrangement, plan or policy between Progress or one of its subsidiaries and one or more of its directors, officers or employees (other than any amendment that is immaterial or administrative in nature), or, except for normal increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any director, executive officer or other employee, or, except for normal payments in the ordinary course of business consistent with past practice, and the award of annual bonuses on terms and conditions that are consistent with Section 5.07(g), pay any benefit not required by any plan or arrangement in effect as of the date of this Agreement; provided, however, that the foregoing shall not restrict Progress or its subsidiaries from (i) entering into or making available to newly hired officers and employees or to officers and employees in the context of promotions based on job performance or workplace requirements in the ordinary course of business consistent with past practice, plans, agreements, benefits and compensation arrangements (including incentive grants) that have, consistent with past practice, been made available to newly hired or promoted officers and employees, (ii) entering into severance agreements with, or adopting severance plans in the ordinary course of business consistent with past practice for, employees who are not executive officers in connection with terminations of employment of such employees, or (iii) entering into or amending collective bargaining agreements with existing collective bargaining representatives or newly certified bargaining units regarding mandatory subjects of bargaining under applicable law, in each case in a manner consistent with past practice to the extent permitted by law.

(j) [Intentionally Reserved.]

(k) Accounting. Progress shall not, nor shall it permit any of its subsidiaries to, make any changes in its accounting methods materially affecting the reported consolidated assets, liabilities or results of operations of Progress, except as required by law or GAAP.

(l) Insurance. Progress shall, and shall cause its subsidiaries to, maintain with financially responsible insurance companies (or through self-insurance, consistent with past practice) insurance in such amounts and against such risks and losses as are customary for companies engaged in their respective businesses, to the extent available on commercially reasonable terms.

(m) Taxes. Except as could not reasonably be expected to have a material adverse effect on Progress, Progress shall not, nor shall it permit any of its subsidiaries to, (i) settle any claim, action or proceeding relating to Taxes or (ii) make any Tax election (this clause (m) being the sole provision of this Section 4.01 governing Tax matters).

(n) Release of Claims. Except as disclosed in Section 4.01(n) of the Progress Disclosure Letter and except with respect to any settlements or agreements with or before any Governmental Authorities in the ordinary course of business, Progress shall not, and shall not permit any of its subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding against Progress or any of its subsidiaries, other than waivers, releases, assignments, settlements or compromises that (x) with respect to the payment of monetary damages, involve only the payment of monetary damages (A) equal to or less than the amounts specifically reserved with respect thereto on the balance sheet as of December 31, 2009 included in the Progress SEC Documents or (B) that do not exceed $15,000,000 individually or $50,000,000 in the aggregate during any consecutive twelve-month period, and (y) with respect to any non-monetary terms and conditions therein, impose or require actions that would not reasonably be expected individually or in the aggregate to have a material adverse effect on Progress.

(o) Contracts. Except as permitted by Section 4.01(i), Progress shall not, nor shall it permit any of its subsidiaries to, (i) enter into any Contract that would materially restrict, after the Effective Time, Duke and its subsidiaries (including the Surviving Corporation and its subsidiaries) with respect to engaging or competing in any line of business or in any geographic area or (ii) other than in the ordinary course of business, waive, release, or assign any material rights or claims under, or materially modify or terminate any Contract that is material to Progress and its subsidiaries, taken as a whole, (A) in any manner that is materially adverse to Progress or (B) which would prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement, it being understood and agreed that the restriction on material modifications and terminations in clause (ii)(A) shall not apply with respect to any Contract permitted to be entered into under clause (e), (f), (g), (h) or (n) of this Section 4.01.

Section 4.02 Covenants of Duke. From and after the date of this Agreement until the Effective Time, Duke covenants and agrees as to itself and its subsidiaries that (except as expressly contemplated or permitted by this Agreement, as set forth in Section 4.02 of the Duke Disclosure Letter, for transactions (other than those set forth in Section 4.02(d) to the extent relating to the capital stock of Duke) solely involving Duke and one or more of its direct or indirect wholly-owned subsidiaries or between two or more direct or indirect wholly-owned subsidiaries of Duke, as required by law, or to the extent that Progress shall otherwise previously consent in writing, such consent not to be unreasonably withheld or delayed):

(a) Ordinary Course. Duke and each of its subsidiaries shall conduct their businesses in all material respects in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, Duke and its subsidiaries shall use commercially reasonable efforts to preserve intact in all material respects their present business organizations, to maintain in effect all existing Permits and to timely submit renewal applications (as applicable), subject to prudent management of workforce and business needs, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition, ordinary wear and tear excepted, to preserve their relationships with Governmental Authorities, customers and suppliers and others having significant business dealings with them and to comply in all material respects with all laws, orders and Permits of all Governmental Authorities applicable to them.

(b) Charter Documents. Duke shall not amend or propose to amend its certificate of incorporation other than in connection with the Duke Charter Amendment or, other than in a manner that would not materially restrict the operation of its or their businesses, its by-laws or its subsidiaries’ certificates of incorporation or by-laws (or other comparable organizational documents).

(c) Dividends. Duke shall not, nor shall it permit any of its subsidiaries to,

(i) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or share capital, except:

(A) that, subject to Section 4.06 of this Agreement, Duke may continue the declaration and payment of regular quarterly cash dividends on Duke Common Stock not to exceed $0.245 per share for each quarterly dividend, with usual record and payment dates for such dividends in accordance with past dividend practice; provided, that Duke may increase its regular quarterly cash dividend to an amount not to exceed $0.25 commencing with the regular quarterly dividend that would be payable in 2011 with respect to the second quarter of 2011 (corresponding to the dividend paid on September 16, 2010) and to an amount not to exceed $0.255 commencing with the regular quarterly dividend that would be payable in 2012 with respect to the second quarter of 2012 (it being Duke’s intention prior to the Effective Time to declare and pay those dividends permitted by this Section 4.02(c)(i)(A) if and to the extent there are funds legally available therefor and such dividends may otherwise lawfully be declared and paid), and

(B) for the declaration and payment of dividends by a direct or indirect wholly-owned subsidiary of Duke solely to its parent, or by a direct or indirect partially owned subsidiary of Duke (provided, that Duke or a Duke subsidiary receives or is to receive its proportionate share of such dividend or distribution), and

(C) for the declaration and payment of dividends necessary to comply with Section 4.06,

(ii) split, combine, reclassify or take similar action with respect to any of its capital stock or share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or comprised in its share capital,

(iii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization,

(iv) except as disclosed in Section 4.02(c)(iv) of the Duke Disclosure Letter directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto except:

(A) in connection with intercompany purchases of capital stock or share capital, or

(B) for the purpose of funding the Duke Employee Stock Option Plan or employee stock ownership or dividend reinvestment and stock purchase plans, or

(v) bind Duke to any restriction not in existence on the date hereof on the payment by Duke of dividends and distributions on Duke Common Stock.

(d) Share Issuances. Duke shall not, nor shall it permit any of its subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any Option with respect thereto (other than (i) the issuance of Duke Common Stock upon the exercise of Duke Employee Stock Options outstanding as of the date hereof or issued after the date hereof in accordance with the terms of this Agreement in accordance with their terms, (ii) the issuance of Duke Common Stock in respect of Duke Phantom Stock Units, Duke Performance Shares and other equity compensation awards, excluding Duke Employee Stock Options, granted under the Duke Employee Stock Option Plans (“Other Duke Equity Awards”) outstanding as of the date hereof or issued after the date hereof in accordance with the terms of this Agreement in accordance with their terms, (iii) the issuance of Duke Employee Stock Options, Duke Performance Shares and the grant of Duke Phantom Stock Units and Other Duke Equity Awards in accordance with their terms providing, in aggregate, up to an additional 6,000,000 shares of Duke Common Stock in any 12-month period following the date hereof, in amounts, at times and on terms and conditions in the ordinary course of business consistent with past practice, with each Duke Employee Stock Option counting as 1/4 of a share of Duke Common Stock and Duke Performance Shares counted assuming the achievement of maximum performance level, in each case for the purposes of determining how many shares were granted during any such 12-month period; provided, however, that any Duke Employee Stock Options, Duke Phantom Stock Units, Duke Performance Shares and Other Duke Equity Awards granted after the date of this Agreement shall be granted on terms pursuant to which such Duke Employee Stock Options, Duke Phantom Stock Units, Duke Performance Shares and Other Duke Equity Awards shall not vest on the Effective Time or otherwise in connection with the occurrence of the transactions contemplated hereby and that, notwithstanding any plan, program or arrangement to the contrary, any definition of “good reason” or any similar concept of constructive termination relating to such awards shall be as defined in Section 4.02(d)(iii) of the Duke Disclosure Letter, (iv) the pro rata issuance by a subsidiary of its capital stock to its shareholders and (v) the issuance of shares of Duke Common Stock in connection with any employee benefit plan intended to satisfy the requirements of Section 401(a) of the Code in the ordinary course of business consistent with past practice), or modify or amend any right of any holder of outstanding shares of its capital stock or any Option with respect thereto other than to give effect to Section 5.06.

(e) Acquisitions; Capital Expenditures. Except for (x) acquisitions of, or capital expenditures relating to, the entities, assets and facilities identified in Section 4.02(e) of the Duke Disclosure Letter, (y) expenditures of amounts set forth in Duke’s capital expenditure plan included in Section 4.02(e) of the Duke Disclosure Letter, and (z) capital expenditures (1) required by law or Governmental Authorities or (2) incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), Duke shall not, nor shall it permit any of its subsidiaries to, make any capital expenditures, or acquire or agree to acquire (whether by merger, consolidation, purchase or otherwise) any person or assets, if (A) the expected gross expenditures and commitments pursuant thereto (including the amount of any indebtedness and amounts received for negative energy price risk management positions assumed) exceeds or may exceed $300,000,000 (no more than $150,000,000 of which may be for any acquisition or series of related acquisitions of any person, asset or property located outside of the United States), (B) any such acquisition or capital expenditure constitutes any line of business that is not conducted by Duke, its subsidiaries or the Duke Joint Ventures as of the date of this Agreement or extends any line of business of Duke, its subsidiaries or the Duke Joint Ventures into any geographic region outside of the continental United States or Canada in which Duke, its subsidiaries or the Duke Joint Ventures do not conduct business as of the date of this Agreement, or

(C) any such acquisition or capital expenditure is reasonably likely, individually or in the aggregate, to materially delay the satisfaction of the conditions set forth in Section 6.02(d) or Section 6.03(d) or prevent the satisfaction of such conditions.

(f) Dispositions. Except for (x) dispositions set forth in Section 4.02(f) of the Duke Disclosure Letter, (y) dispositions of obsolete equipment or assets or dispositions of assets being replaced, in each case in the ordinary course of business consistent with past practice, and (z) dispositions by Duke or its subsidiaries of its assets in accordance with the terms of restructuring and divestiture plans mandated or approved by applicable local or state regulatory agencies, Duke shall not, nor shall it permit any of its subsidiaries to, sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties if (A) the aggregate value of all such dispositions exceeds or may exceed $300,000,000 (no more than $150,000,000 of which may be for any disposition or series of related dispositions of any person, asset or property located outside the United States). For the purposes of this Section 4.02(f), the value of any disposition or series of related dispositions shall mean the greater of (i) the book value or (ii) the sales price, in each case of the person, asset or property which is the subject of such disposition and, in each case, together with the indebtedness and amounts paid for negative energy price risk management positions transferred by Duke or its subsidiaries in connection with such disposition.

(g) Indebtedness. Except as disclosed in Section 4.02(g) of the Duke Disclosure Letter, Duke shall not, nor shall it permit any of its subsidiaries to, (A) incur or guarantee any indebtedness or enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (including any capital leases, “synthetic” leases or conditional sale or other title retention agreements) other than (i) short-term indebtedness incurred in the ordinary course of business, (ii) letters of credit obtained in the ordinary course of business, (iii) borrowings under Duke’s or its subsidiaries’ existing credit facilities (or replacement facilities permitted by this Section 4.02(g)) but only to the extent the commercial paper market is unavailable to Duke upon reasonable terms and conditions, and as to which borrowings Duke agrees to notify Progress promptly following the consummation thereof, (iv) indebtedness incurred in connection with the refunding or refinancing of existing indebtedness (x) at maturity or upon final mandatory redemption (without the need for the occurrence of any special event) or (y) at a lower cost of funds, (v) indebtedness incurred to finance acquisitions permitted pursuant to Section 4.02(e) or indebtedness assumed pursuant thereto, (vi) other indebtedness in an aggregate principal amount not to exceed $500,000,000 outstanding at any time, (vii) guarantees or other credit support issued pursuant to energy price risk management or marketing positions established prior to the date of this Agreement, (viii) in addition to the guarantees or other credit support contemplated by subsection (A)(vii) of this Section 4.02(g), additional guarantees or other credit support issued in connection with energy price risk management or marketing activities in the ordinary course of business and (ix) indebtedness owed to any direct or indirect wholly-owned subsidiary of Duke, or, in the case of a subsidiary of Duke, to Duke or (B) make any loans or advances to any other person, other than (i) in the ordinary course of business consistent with past practice, (ii) to any direct or indirect wholly-owned subsidiary of Duke, or, in the case of a subsidiary of Duke, to Duke or (iii) as required pursuant to any obligation in effect as of the date of this Agreement.

(h) Marketing of Energy; Energy Price Risk Management. Except as disclosed in Section 4.02(h) of the Duke Disclosure Letter, Duke shall not, nor shall it permit any of its subsidiaries to, (i) permit any material change in policies governing or otherwise relating to energy price risk management or marketing of energy other than as a result of acquisitions or capital expenditures permitted pursuant to Section 4.02(e) or (ii) enter into any physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof or similar transactions other than as permitted by the Duke Risk Management Guidelines.

(i) Employee Benefits. Except as required by law, or the terms of any collective bargaining agreement or any Duke Employee Benefit Plan, or as disclosed in Section 4.02(i) of the Duke Disclosure Letter or as otherwise expressly permitted by this Agreement, Duke shall not, nor shall it permit any of its subsidiaries to, enter into, adopt, amend or terminate any Duke Employee Benefit Plan, or other agreement, arrangement, plan or policy between Duke or one of its subsidiaries and one or more of its directors, officers or employees (other than any amendment that is immaterial or administrative in nature), or, except for normal increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any director, executive officer or other employee, or, except for normal payments in the ordinary course of business consistent with past practice, and the award of annual bonuses on the terms and conditions set forth in Section 4.02(i) of the Duke Disclosure Letter, pay any benefit not required by any plan or arrangement in effect as of the date of this Agreement; provided, however, that the foregoing shall not restrict Duke or its subsidiaries from (i) entering into or making available to newly hired officers and employees or to officers and employees in the context of promotions based on job performance or workplace requirements in the ordinary course of business consistent with past practice, plans, agreements, benefits and compensation arrangements (including incentive grants) that have, consistent with past practice, been made available to newly hired or promoted officers and employees, (ii) entering into severance agreements with, or adopting severance plans in the ordinary course of business consistent with past practice for, employees who are not executive officers in connection with terminations of employment of such employees, or (iii) entering into or amending collective bargaining agreements with existing collective bargaining representatives or newly certified bargaining units regarding mandatory subjects of bargaining under applicable law, in each case in a manner consistent with past practice to the extent permitted by law.

(j) [Intentionally Reserved.]

(k) Accounting. Duke shall not, nor shall it permit any of its subsidiaries to, make any changes in its accounting methods materially affecting the reported consolidated assets, liabilities or results of operations of Duke, except as required by law or GAAP.

(l) Insurance. Duke shall, and shall cause its subsidiaries to, maintain with financially responsible insurance companies (or through self-insurance, consistent with past practice) insurance in such amounts and against such risks and losses as are customary for companies engaged in their respective businesses to the extent available on commercially reasonable terms.

(m) Taxes. Except as could not reasonably be expected to have a material adverse effect on Duke, Duke shall not, nor shall it permit any of its subsidiaries to, (i) settle any claim, action or proceeding relating to Taxes or (ii) make any Tax election (this clause (m) being the sole provision of this Section 4.02 governing Tax matters).

(n) Release of Claims. Except as disclosed in Section 4.02(n) of the Duke Disclosure Letter and except with respect to any settlements or agreements with or before any Governmental Authorities in the ordinary course of business, Duke shall not, and shall not permit any of its subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding against Duke or any of its subsidiaries, other than waivers, releases, assignments, settlements or compromises that (x) with respect to the payment of monetary damages, involve only the payment of monetary damages (A) equal to or less than the amounts specifically reserved with respect thereto on the balance sheet as of December 31, 2009 included in the Duke SEC Documents or (B) that do not exceed $30,000,000 individually or $100,000,000 in the aggregate during any consecutive twelve-month period, and (y) with respect to any non-monetary terms and conditions therein, impose or require actions that would not reasonably be expected individually or in the aggregate to have a material adverse effect on Duke.

(o) Contracts. Except as permitted by Section 4.02(i), Duke shall not, nor shall it permit any of its subsidiaries to, (i) enter into any Contract that would materially restrict, after the Effective Time, Duke and its subsidiaries (including the Surviving Corporation and its subsidiaries) with respect to engaging or competing in any line of business or in any geographic area or (ii) waive, release, or assign any material rights or claims under, or materially modify or terminate any Contract that is material to Duke and its subsidiaries, taken as a whole, (A) in any manner that is materially adverse to Duke or (B) which would prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement, it being understood and agreed that the restriction on material modifications and terminations in clause (ii)(A) shall not apply with respect to any Contract permitted to be entered into under clause (e), (f), (g), (h) or (n) of this Section 4.02.

Section 4.03 No Solicitation by Progress. (a) Except as expressly permitted by this Section 4.03, Progress shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees to, and shall use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes a Progress Takeover Proposal or (ii) participate in any negotiations or substantive discussions regarding any Progress Takeover Proposal; provided, however, that if, at any time prior to receipt of the Progress Shareholder Approval (the “Progress Applicable Period”), the Board of Directors of Progress determines in good faith, after consultation with its legal and financial advisors, that a Progress Takeover Proposal that did not result from a breach (other than in immaterial respects) of this Section 4.03(a) is, or is reasonably likely to result in, a Progress Superior Proposal (as defined in Section 4.03(b)), and subject to providing prior written notice of its decision to take such action to Duke and compliance with Section 4.03(c), Progress may (x) furnish information with respect to and provide access to the properties, books and records of Progress and its subsidiaries to the person making such proposal (and its representatives) pursuant to a customary confidentiality agreement containing terms no less favorable to Progress with respect to confidentiality than those set forth in the Confidentiality Agreement (the “Confidentiality Agreement”) dated July 29, 2010, between Duke and Progress (provided, that such confidentiality agreement shall not in any way restrict Progress from complying with its disclosure obligations under this Agreement, including with respect to such proposal) and (y) participate in discussions or negotiations regarding such proposal. Progress, its subsidiaries and their representatives immediately shall cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any Progress Takeover Proposal. For purposes of this Agreement, “Progress Takeover Proposal” means any bona fide inquiry, proposal or offer from any person relating to (i) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or the assets (including equity securities) of Progress and its subsidiaries, taken as a whole (a “Progress Material Business”), (ii) any direct or indirect acquisition or purchase of 20% or more of any class of voting securities of Progress or any subsidiary of Progress owning, operating or controlling a Progress Material Business, (iii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of voting securities of Progress, or (iv) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Progress or any subsidiary of Progress owning, operating or controlling a Progress Material Business, in each case other than the transactions contemplated by this Agreement. Notwithstanding the foregoing and provided that Progress has otherwise complied with this Section 4.03(a), nothing in this Section 4.03(a) shall prohibit Progress or its directors, officers, employees, representatives or agents from contacting in writing any person who has made a Progress Takeover Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof to the extent necessary to permit it to determine whether the Progress Takeover Proposal is, or is reasonably likely to result in, a Progress Superior Proposal.

(b) Except as contemplated by this Section 4.03, neither the Board of Directors of Progress nor any committee thereof shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Duke, the approval or recommendation to Progress’s shareholders by such Board of Directors or such committee of this Agreement or the Merger, (B) approve or recommend, or propose publicly to approve or recommend, any Progress Takeover Proposal, or (C) cause Progress to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a “Progress Acquisition Agreement”) related to any Progress Takeover Proposal. Notwithstanding the foregoing:

(i) in response to a Progress Takeover Proposal that did not result from a breach (other than in immaterial respects) of Section 4.03(a), during the Progress Applicable Period, the Board of Directors of Progress may, if it determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the Board of Directors’ fiduciary obligations under applicable law, (A) withdraw or modify, or propose publicly to withdraw or modify, the approval or recommendation by such Board of Directors or any committee thereof of this Agreement or the Merger,

(B) approve or recommend, or propose to approve or recommend, any Progress Superior Proposal, or (C) terminate this Agreement pursuant to Section 7.01(d), but only after (1) in the case of each of clauses (B) or (C), such Board of Directors has determined in good faith that such Progress Takeover Proposal constitutes a Progress Superior Proposal, and (2) in the case of clause (C), (I) Progress has notified Duke in writing of the determination that such Progress Takeover Proposal constitutes a Progress Superior Proposal and (II) at least five business days following receipt by Duke of such notice, the Board of Directors of Progress has determined that such Progress Superior Proposal remains a Progress Superior Proposal; provided, however, that in the event that any such Progress Takeover Proposal is thereafter modified by the person making such Progress Takeover Proposal and the Board of Directors determines pursuant to clause (C) to terminate this Agreement pursuant to Section 7.01(d), Progress shall again comply with clauses (I) and (II) of this paragraph (b)(i) except that the five business-day period shall be reduced to two business days; and

(ii) in circumstances other than in response to a Progress Takeover Proposal as provided in Section 4.03(b)(i), during the Progress Applicable Period, the Board of Directors of Progress may, if it determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the Board of Directors’ fiduciary obligations under applicable law, withdraw or modify, or propose publicly to withdraw or modify, the approval or recommendation by such Board of Directors or any committee thereof of this Agreement or the Merger, but only after (1) Progress has notified Duke in writing that the Board of Directors of Progress is prepared to make the determination set forth in this clause (ii) setting forth the reasons therefor in reasonable detail, (2) for a period of five business days following Duke’s receipt of the notice set forth in clause (1) of this sentence (or, if the period from the time of receipt by Duke of such notice to the Progress Shareholders Meeting shall be less than five business days, for such lesser period), Progress negotiates with Duke in good faith to make such adjustments to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby as would enable the Progress Board of Directors to proceed with its recommendation of this Agreement and the Merger and (3) at the end of such five-business day period (or such lesser period, as the case may be, in accordance with this clause (ii)) the Board of Directors of Progress maintains its determination described in this clause (ii) (after taking into account Duke’s proposed adjustments, if any, to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby).

For purposes of this Agreement, “Progress Superior Proposal” means any written Progress Takeover Proposal that the Board of Directors of Progress determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be more favorable (taking into account (i) all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such Progress Takeover Proposal and the Merger and the other transactions contemplated by this Agreement deemed relevant by the Board of Directors, (ii) the identity of the third party making such Progress Takeover Proposal, and (iii) the conditions and prospects for completion of such Progress Takeover Proposal) to Progress’s shareholders than the Merger and the other transactions contemplated by this Agreement (taking into account all of the terms of any proposal by Duke to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement), except that (x) the references to “20%” in clauses (i), (ii) and (iii) of the definition of “Progress Takeover Proposal” in Section 4.03(a) shall each be deemed to be a reference to “50%”, (y) a “Progress Takeover Proposal” shall only be deemed to refer to a transaction involving Progress, and not any of its subsidiaries or Progress Material Businesses alone, and (z) the references to “or any subsidiary of Progress owning, operating or controlling a Progress Material Business” in clauses (ii) and (iv) shall be deemed to be deleted.

(c) In addition to the obligations of Progress set forth in paragraphs (a) and (b) of this Section 4.03, Progress shall as promptly as practicable advise Duke, orally and in writing, of any Progress Takeover Proposal or of any request for information relating to any Progress Takeover Proposal (and in any case within 48 hours of such request or the receipt of such Progress Takeover Proposal), the principal terms and conditions of such request or Progress Takeover Proposal and the identity of the person making such request or Progress Takeover Proposal. Progress shall keep Duke informed in all material respects of the status and details (including amendments or proposed amendments) of any such request or Progress Takeover Proposal. Contemporaneously with any termination by Progress of this Agreement pursuant to Section 7.01(b)(i), Progress shall provide Duke with a written verification that it has complied with its obligations pursuant to this Section 4.03(c) (other than noncompliance which is immaterial).

(d) Nothing contained in this Agreement shall prohibit Progress or its Board of Directors or any committee thereof from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Progress’s shareholders if, in the good faith judgment of the Board of Directors of Progress, after consultation with outside counsel, failure so to disclose would be inconsistent with its or Progress’s obligations under applicable law or (ii) taking actions permitted by Section 4.01(f).

Section 4.04 No Solicitation by Duke. (a) Except as expressly permitted by this Section 4.04, Duke shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees to, and shall use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes a Duke Takeover Proposal or (ii) participate in any negotiations or substantive discussions regarding any Duke Takeover Proposal; provided, however, that if, at any time prior to receipt of the Duke Shareholder Approval (the “Duke Applicable Period”), the Board of Directors of Duke determines in good faith, after consultation with its legal and financial advisors, that a Duke Takeover Proposal that did not result from a breach (other than in immaterial respects) of this Section 4.04(a) is, or is reasonably likely to result in, a Duke Superior Proposal (as defined in Section 4.04(b)), and subject to providing prior written notice of its decision to take such action to Progress and compliance with Section 4.04(c), Duke may (x) furnish information with respect to and provide access to the properties, books and records of Duke and its subsidiaries to the person making such proposal (and its representatives) pursuant to a customary confidentiality agreement containing terms no less favorable to Duke with respect to confidentiality than those set forth in the Confidentiality Agreement (provided, that such confidentiality agreement shall not in any way restrict Duke from complying with its disclosure obligations under this Agreement, including with respect to such proposal) and (y) participate in discussions or negotiations regarding such proposal. Duke, its subsidiaries and their representatives immediately shall cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any Duke Takeover Proposal. For purposes of this Agreement, “Duke Takeover Proposal” means any bona fide inquiry, proposal or offer from any person relating to (i) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or the assets (including equity securities) of Duke and its subsidiaries, taken as a whole (a “Duke Material Business”), (ii) any direct or indirect acquisition or purchase of 20% or more of any class of voting securities of Duke or any subsidiary of Duke owning, operating or controlling a Duke Material Business, (iii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of voting securities of Duke, or (iv) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Duke or any subsidiary of Duke owning, operating or controlling a Duke Material Business, in each case other than the transactions contemplated by this Agreement. Notwithstanding the foregoing and provided that Duke has otherwise complied with this Section 4.04(a), nothing in this Section 4.04(a) shall prohibit Duke or its directors, officers, employees, representatives or agents from contacting in writing any person who has made a Duke Takeover Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof to the extent necessary to permit it to determine whether the Duke Takeover Proposal is, or is reasonably likely to result in, a Duke Superior Proposal.

(b) Except as contemplated by this Section 4.04, neither the Board of Directors of Duke nor any committee thereof shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Progress, the approval or recommendation to Duke’s shareholders by such Board of Directors or such committee of the Duke Share Issuance or Duke Charter Amendment, (B) approve or recommend, or propose publicly to approve or recommend, any Duke Takeover Proposal, or (C) cause Duke to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a “Duke Acquisition Agreement”) related to any Duke Takeover Proposal. Notwithstanding the foregoing:

(i) in response to a Duke Takeover Proposal that did not result from a breach (other than in immaterial respects) of Section 4.04(a), during the Duke Applicable Period, the Board of Directors of Duke may, if it determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the Board of Directors’ fiduciary obligations under applicable law, (A) withdraw or modify, or propose publicly to withdraw or modify, the approval or recommendation by such Board of Directors or any committee thereof of the Duke Share Issuance or Duke Charter Amendment, (B) approve or recommend, or propose to approve or recommend, any Duke Superior Proposal, or (C) terminate this Agreement pursuant to Section 7.01(f), but only after (1) in the case of each of clauses (B) or (C), such Board of Directors has determined in good faith that such Duke Takeover Proposal constitutes a Duke Superior Proposal, and (2) in the case of clause (C), (I) Duke has notified Progress in writing of the determination that such Duke Takeover Proposal constitutes a Duke Superior Proposal and (II) at least five business days following receipt by Progress of such notice, the Board of Directors of Duke has determined that such Duke Superior Proposal remains a Duke Superior Proposal; provided, however, that in the event that any such Duke Takeover Proposal is thereafter modified by the person making such Duke Takeover Proposal and the Board of Directors determines pursuant to clause (C) to terminate this Agreement pursuant to Section 7.01(f), Duke shall again comply with clauses (I) and (II) of this paragraph (b)(i) except that the five business-day period shall be reduced to two business days; and

(ii) in circumstances other than in response to a Duke Takeover Proposal as provided in Section 4.04(b)(i), during the Duke Applicable Period, the Board of Directors of Duke may, if it determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the Board of Directors’ fiduciary obligations under applicable law, withdraw or modify, or propose publicly to withdraw or modify, the approval or recommendation by such Board of Directors or any committee thereof of the Duke Share Issuance or Duke Charter Amendment, but only after (1) Duke has notified Progress in writing that the Board of Directors of Duke is prepared to make the determination set forth in this clause (ii) setting forth the reasons therefor in reasonable detail, (2) for a period of five business days following Progress’s receipt of the notice set forth in clause (1) of this sentence (or, if the period from the time of receipt by Progress of such notice to the Duke Shareholders Meeting shall be less than five business days, for such lesser period), Duke negotiates with Progress in good faith to make such adjustments to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby as would enable the Duke Board of Directors to proceed with its recommendation of the Duke Share Issuance and the Duke Charter Amendment and (3) at the end of such five-business day period (or such lesser period, as the case may be, in accordance with this clause (ii)) the Board of Directors of Duke maintains its determination described in this clause (ii) (after taking into account Progress’s proposed adjustments, if any, to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby).

For purposes of this Agreement, a “Duke Superior Proposal” means any written Duke Takeover Proposal that the Board of Directors of Duke determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be more favorable (taking into account (i) all financial and strategic considerations, including relevant legal, financial, regulatory and other aspects of such Duke Takeover Proposal and the Merger and the other transactions contemplated by this Agreement deemed relevant by the Board of Directors, (ii) the identity of the third party making such Duke Takeover Proposal, and (iii) the conditions and prospects for completion of such Duke Takeover Proposal) to Duke’s shareholders than the Merger and the other transactions contemplated by this Agreement (taking into account all of the terms of any proposal by Progress to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement), except that (x) the references to “20%” in clauses (i), (ii) and (iii) of the definition of “Duke Takeover Proposal” in Section 4.04(a) shall each be deemed to be a reference to “50%”, (y) a “Duke Takeover Proposal” shall only be deemed to refer to a transaction involving Duke, and not any of its subsidiaries or Duke Material Businesses alone, and (z) the references to “or any subsidiary of Duke owning, operating or controlling a Duke Material Business” in clauses (ii) and (iv) shall be deemed to be deleted.

(c) In addition to the obligations of Duke set forth in paragraphs (a) and (b) of this Section 4.04, Duke shall as promptly as practicable advise Progress, orally and in writing, of any Duke Takeover Proposal or of any request for information relating to any Duke Takeover Proposal (and in any case within 48 hours of such request or the receipt of such Duke Takeover Proposal), the principal terms and conditions of such request or Duke Takeover Proposal and the identity of the person making such request or Duke Takeover Proposal. Duke shall keep Progress informed in all material respects of the status and details (including amendments or proposed amendments) of any such request or Duke Takeover Proposal. Contemporaneously with any termination by Duke of this Agreement pursuant to Section 7.01(b)(i), Duke shall provide Progress with a written verification that it has complied with its obligations pursuant to this Section 4.04(c) (other than noncompliance which is immaterial).

(d) Nothing contained in this Agreement shall prohibit Duke or its Board of Directors or any committee thereof from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to Duke’s shareholders if, in the good faith judgment of the Board of Directors of Duke, after consultation with outside counsel, failure so to disclose would be inconsistent with its or Duke’s obligations under applicable law or (ii) taking actions permitted by Section 4.02(f).

Section 4.05 Other Actions. Each of Progress and Duke shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its respective subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that is qualified as to materiality or material adverse effect becoming untrue, (ii) any of such representations and warranties that is not so qualified becoming untrue in any material respect, or (iii) any condition to the Merger set forth in Article VI not being satisfied.

Section 4.06 Coordination of Dividends. From the date of this Agreement until the Effective Time, Duke and Progress shall coordinate with each other regarding the declaration and payment of dividends in respect of the shares of Progress Common Stock and Duke Common Stock and the record dates and payment dates relating thereto, it being the intention of Progress and Duke that no holder of Progress Common Stock or Duke Common Stock shall receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to its shares of Progress Common Stock or Duke Common Stock (including Duke Common Stock issued in connection with the Merger), as the case may be. In furtherance of and without limiting the generality of the foregoing, if at the time that Progress would otherwise declare a regular quarterly cash dividend pursuant to Section 4.01(c)(i)(A) the parties expect the Closing Date to occur during the period of time from and after the record date for such Progress dividend and prior to the record date for the next subsequent regular quarterly cash dividend of Duke, the parties shall coordinate to reduce the amount of such Progress dividend to an amount reasonably calculated to effectuate the intent of the parties described in the first sentence of this Section 4.06. In the event (a) the Closing Date would, in the absence of this Section 4.06, occur after the record date for the last regular quarterly cash dividend of Progress prior to the Closing Date and prior to the record date for the next subsequent regular quarterly cash dividend of Duke and (b) such last recent Progress regular quarterly cash dividend occurring prior to the Closing shall not have been reduced as contemplated by the preceding sentence, Duke shall be permitted to (i) declare and pay a special dividend to Duke stockholders immediately prior to the Closing in an amount reasonably calculated to effectuate the intent of the parties described in the first sentence of this Section 4.06 or (ii) subject to the prior written consent of Progress (which consent shall not be unreasonably withheld), postpone the Closing to a date no later than one business day after the record date for the next succeeding regular quarterly cash dividend of Duke (in which event Progress shall be permitted to declare and pay a special dividend immediately prior to the Closing in an amount reasonably calculated to effectuate the intent of the parties described in the first sentence of this Section 4.06, and neither party shall be entitled to terminate this Agreement pursuant to Section 7.01(b)(i) during the period of such postponement).

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.01 Preparation of the Form S-4 and the Joint Proxy Statement; Shareholders Meetings. (a) As soon as practicable following the date of this Agreement, Progress and Duke shall prepare and file with the SEC the Joint Proxy Statement and Duke shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included. The Joint Proxy Statement and Form S-4 shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Duke shall use its reasonable best efforts, and Progress will reasonably cooperate with Duke in such efforts, to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and other transactions contemplated hereby. Progress will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Progress’s shareholders, and Duke will use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Duke’s shareholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Duke shall also take any action required to be taken by it under any applicable state or provincial securities laws in connection with the issuance of Duke Common Stock in the Merger and each party shall furnish all information concerning itself and its shareholders as may be reasonably requested in connection with any such action. Each party will advise the others, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Duke Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If prior to the Effective Time any event occurs with respect to Progress, Duke or any subsidiary of Progress or Duke, respectively, or any change occurs with respect to information supplied by or on behalf of Progress or Duke, respectively, for inclusion in the Joint Proxy Statement or the Form S-4 that, in each case, is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Progress or Duke, as applicable, shall promptly notify the other of such event, and Progress or Duke, as applicable, shall cooperate with the other in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Form S-4 and, as required by law, in disseminating the information contained in such amendment or supplement to Progress’s shareholders and to Duke’s shareholders; provided that no amendment or supplement to the Joint Proxy Statement or the Form S-4 shall be filed by either party, and no material correspondence with the SEC shall be made by either party, without providing the other party a reasonable opportunity to review and comment thereon.

(b) Progress shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the “Progress Shareholders Meeting”) for the purpose of obtaining the Progress Shareholder Approval and any other matters required under applicable law to be considered at the Progress Shareholders Meeting. Without limiting the generality of the foregoing, Progress agrees that unless this Agreement is terminated pursuant to Section 7.01, its obligations pursuant to the first sentence of this Section 5.01(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Progress of any Progress Takeover Proposal, (ii) the withdrawal or modification by the Board of Directors of Progress of its approval or recommendation to Progress’s shareholders of this Agreement, the Merger or the other transactions contemplated hereby, or (iii) the approval or recommendation of any Progress Superior Proposal. Notwithstanding any of the events set forth in clauses (i), (ii) and (iii) of the immediately preceding sentence, in the event Progress fulfills its obligations pursuant to this Section 5.01(b) and the Progress Shareholder Approval is not obtained at the Progress Shareholders Meeting, Duke shall not thereafter have the right to terminate this Agreement pursuant to Sections 7.01(h)(i) as a result of the Board of Directors of Progress (or any committee thereof) having, pursuant to Section 4.03(b)(ii), withdrawn or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of this Agreement or the Merger; provided Duke shall retain all other rights to terminate this Agreement set forth in Section 7.01.

(c) Duke shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the “Duke Shareholders Meeting”) for the purpose of obtaining the Duke Shareholder Approval and any other matters required under applicable law to be considered at the Duke Shareholders Meeting. Without limiting the generality of the foregoing, Duke agrees that unless this Agreement is terminated pursuant to Section 7.01, its obligations pursuant to the first sentence of this Section 5.01(c) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Duke of any Duke Takeover Proposal, (ii) the withdrawal or modification by the Board of Directors of Duke of its approval or recommendation to Duke’s shareholders of the Duke Share Issuance and the Duke Charter Amendment, or (iii) the approval or recommendation of any Duke Superior Proposal. Notwithstanding any of the events set forth in clauses (i), (ii) and (iii) of the immediately preceding sentence, in the event Duke fulfills its obligations pursuant to this Section 5.01(c) and the Duke Shareholder Approval is not obtained at the Duke Shareholders Meeting, Progress shall not thereafter have the right to terminate this Agreement pursuant to Section 7.01(g)(i) as a result of the Board of Directors of Duke (or any committee thereof) having, pursuant to Section 4.04(b)(ii), withdrawn or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of this Agreement or the Duke Merger; provided Progress shall retain all other rights to terminate this Agreement set forth in Section 7.01.

Subject to receipt of the Duke Shareholder Approval, on or before the Closing Date and prior to the Effective Time, Duke shall file with the Secretary of State of the State of Delaware a Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Duke providing for, after prior consultation with Progress, a 1-for-2 or 1-for-3 reverse stock split with respect to the Duke Common Stock (the “Duke Charter Amendment”), such Certificate of Amendment to become effective on the Closing Date prior to the filing of the Articles of Merger with the Secretary of State of the State of North Carolina.

(d) Progress and Duke will use their reasonable best efforts to hold the Duke Shareholders Meeting and the Progress Shareholders Meeting on the same date and as soon as practicable after the date of this Agreement.

Section 5.02 Letters of Duke’s Accountants. Duke shall use its reasonable best efforts to cause to be delivered to Progress two letters from Duke’s independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to Progress, in form and substance reasonably satisfactory to Progress and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

Section 5.03 Letters of Progress’s Accountants. Progress shall use its reasonable best efforts to cause to be delivered to Duke two letters from Progress’s independent accountants, one dated a date within two business days before the date on which the Form S-4 shall become effective and one dated a date within two business days before the Closing Date, each addressed to Duke, in form and substance reasonably satisfactory to Duke and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

Section 5.04 Access to Information; Effect of Review.

(a) Access. Subject to the Confidentiality Agreement, to the extent permitted by applicable law, each of Progress and Duke shall, and shall cause each of its respective subsidiaries to, and, so long as consistent with its confidentiality obligations under its applicable agreements, shall use its respective reasonable best efforts to cause the Progress Joint Ventures and Duke Joint Ventures, respectively, to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, to the extent permitted by applicable law, each of Progress and Duke shall, and shall cause each of its respective subsidiaries to, and, so long as consistent with its confidentiality and other contractual obligations under its applicable agreements, shall use its respective reasonable best efforts to cause the Progress Joint Ventures and Duke Joint Ventures, respectively, to, (i) confer on a regular and frequent basis with one or more representatives of the other party to discuss material operational and regulatory matters and the general status of its ongoing operations, (ii) advise the other party of any change or event that has had or could reasonably be expected to have a material adverse effect on such party, and (iii) furnish promptly all other information concerning its business, properties and personnel, in each case as such other party may reasonably request; provided, however, that no actions shall be taken pursuant to this Section 5.04(a) that would create a risk of loss or waiver of the attorney/client privilege, provided, further, that the parties shall use their respective commercially reasonable efforts to allow for access and disclosure of information in a manner reasonably acceptable to the parties that does not result in the loss or waiver of the attorney-client privilege (which efforts shall include entering into mutually acceptable joint defense agreements between the parties if doing so would reasonably permit the disclosure of information without violating applicable law or jeopardizing such attorney-client privilege). Notwithstanding the foregoing, if a party requests access to proprietary information of the other party, the disclosure of which would have a material adverse effect on the other party if the Closing were not to occur (giving effect to the requesting party’s obligations under the Confidentiality Agreement), such information shall only be disclosed to the extent reasonably agreed upon by the chief financial officers (or their designees) of Progress and Duke. All information exchanged pursuant to this Section 5.04(a) shall be subject to the Confidentiality Agreement.

(b) Effect of Review. No review pursuant to this Section 5.04 shall have any effect for the purpose of determining the accuracy of any representation or warranty given by any of the parties hereto to any of the other parties hereto.

Section 5.05 Regulatory Matters; Reasonable Best Efforts.

(a) Regulatory Approvals. Each party hereto shall cooperate and promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions and filings, and shall use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things in order to obtain all approvals and authorizations of all Governmental Authorities, necessary or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including the Progress Required Statutory Approvals and the Duke Required Statutory Approvals; provided, however, that Progress shall have primary responsibility for the preparation and filing of any related applications, filings or other materials with the FPSC and the NCUC and PSCSC, provided, further, that Duke shall have primary responsibility for the preparation and filing of any related applications, filings or other materials with the PUCO, the IURC and the KPSC. Progress shall have the right to review and approve in advance all characterizations of the information relating to Progress, on the one hand, and Duke shall have the right to review and approve in advance all characterizations of the information relating to Duke, on the other hand, in either case, that appear in any application, notice, petition or filing made in connection with the Merger or the other transactions contemplated by this Agreement. Progress and Duke agree that they will consult and cooperate with each other with respect to the obtaining of all such necessary approvals and authorizations of Governmental Authorities.

(b) Reasonable Best Efforts. Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable law) to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary Consents or waivers from third parties and Governmental Authorities, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement. For purposes of this Agreement, “reasonable best efforts” shall not include nor require either party or its subsidiaries to (A) sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of any asset, in each case if such sale, separation or disposition or agreement with respect thereto would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the expected benefits of the transactions contemplated by this Agreement to such party, or (B) conduct or agree to conduct its business in any particular manner if such conduct or agreement with respect thereto would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the expected benefits of the transactions contemplated by this Agreement to such party, or (C) agree to any order, action or regulatory condition of any regulatory body, whether in an approval proceeding or another regulatory proceeding, that, if effected, would cause a material reduction in the expected benefits for such party’s shareholders (for example, the parties expect their customers to participate in the benefits of the transactions contemplated by this Agreement in amounts up to but not exceeding (x) the benefits of joint system dispatch and fuel savings as they materialize in future fuel clause proceedings and (y) rates that are lower than they otherwise would have been as net merger savings materialize in future rate proceedings initiated in the ordinary course of business) (any of the foregoing effects, a “Burdensome Effect”).

(c) State Anti-Takeover Statutes. Without limiting the generality of Section 5.05(b), Progress and Duke shall (i) take all action necessary to ensure that no state anti-takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement and (ii) if any state anti-takeover statute or similar statute or regulation becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

Section 5.06 Stock Options; Restricted Stock and Equity Awards; Stock Plans. (a) At the Effective Time, each Progress Employee Stock Option, whether vested or unvested, shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Progress Employee Stock Option, including vesting, a number of shares of Duke Common Stock equal to the number of shares of Progress Common Stock subject to such Progress Employee Stock Option immediately before the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share) at a price per share of Duke Common Stock equal to the price per share under such Progress Employee Stock Option divided by the Exchange Ratio (rounded up to the nearest cent) (each, as so adjusted, a “Progress Adjusted Option”);

(i) at the Effective Time, each award of restricted shares of Progress Common Stock (“Progress Restricted Stock”) shall be converted into an award of a number of restricted shares of Duke Common Stock equal to the number of restricted shares of Progress Common Stock multiplied by the Exchange Ratio, on the same terms and conditions as were applicable to such award of restricted shares of Progress Common Stock, including vesting (“Progress Adjusted Restricted Stock”);

(ii) at the Effective Time, each Progress Restricted Stock Unit shall be converted into an award of a number of restricted stock units of Duke Common Stock equal to the number of restricted stock units of Progress Common Stock multiplied by the Exchange Ratio, on the same terms and conditions as were applicable to such award of restricted stock units of Progress Common Stock, including vesting (“Progress Adjusted Restricted Stock Units”);

(iii) at the Effective Time, each Progress Performance Share shall be assumed and converted into an award of a number of performance shares of Duke Common Stock equal to the number of performance shares of Progress Common Stock multiplied by the Exchange Ratio, on the same terms and conditions as were applicable to such award of performance shares of Progress Common Stock, including vesting, and the performance measurement period for such performance shares shall remain open (such that no payments shall be made under the terms of such performance shares solely as a result of or in connection with the Merger) and the Compensation Committee of the Board of Directors of Duke shall adjust the performance measures of such performance shares as soon as practicable after the Effective Time as it determines is appropriate and equitable to reflect the performance of Progress during the performance measurement period prior to the Effective Time, the transactions contemplated by this Agreement and the performance measures under awards made to similarly situated Duke employees for the same or comparable performance cycle (the “Progress Adjusted Performance Shares”);

(iv) all outstanding Other Progress Equity Awards, whether vested or unvested, as of immediately prior to the Effective Time shall be converted into an equity or equity-based award in respect of a number of shares of Duke Common Stock equal to the number of shares of Progress Common Stock represented by such award multiplied by the Exchange Ratio, on the same terms and conditions as were applicable to such Progress equity or equity-based award, including vesting (“Other Progress Adjusted Equity Awards”); and

(v) prior to the Effective Time, the Board of Directors of Progress (or, if appropriate, any committee administering the Progress Employee Stock Option Plans) shall adopt such resolutions or take such other actions as may be required to effect the foregoing and to ensure that the conversion pursuant to Section 2.01(b) of the Progress Common Stock held by any director or officer of Progress and the conversion pursuant to this Section 5.06(a) into Progress Adjusted Options of Progress Employee Stock Options, Progress Adjusted Restricted Stock of Progress Restricted Stock, Progress Adjusted Restricted Stock Units of Progress Restricted Stock Units, Progress Adjusted Performance Shares of Progress Performance Shares and Other Progress Adjusted Equity Awards of Other Progress Equity Awards held by any director or officer of Progress will be eligible for exemption under Rule 16b-3(e) under the Exchange Act.

(b) Prior to the Effective Time, the Board of Directors of Duke shall adopt such resolutions or take such other actions as may be required to ensure to the maximum extent permitted by law that the conversion pursuant to Section 2.01(a) of the Progress Common Stock held by any director or officer of Progress and the conversion pursuant to Section 5.06(a) will be eligible for exemption under Rule 16b-3(e) under the Exchange Act. Prior to the Effective Time, Progress shall deliver to the holders of Progress Adjusted Options, Progress Adjusted Restricted Stock, Progress Adjusted Restricted Stock Units, Progress Adjusted Performance Shares and Other Progress Adjusted Equity Awards appropriate notices setting forth such holders’ rights pursuant to the respective plans and this Agreement (collectively, the “Stock Plans”).

(c) At the Effective Time, by virtue of the Merger, the Stock Plans shall be assumed by Duke, with the result that all obligations of Progress under the Stock Plans, including with respect to awards outstanding at the Effective Time under each Stock Plan, shall be obligations of Duke following the Effective Time. Prior to the Effective Time, Duke shall take all necessary actions for the assumption of the Stock Plans, including the reservation, issuance and listing of Duke Common Stock in a number at least equal to the number of shares of Duke Common Stock that will be subject to Progress Adjusted Options, Progress Adjusted Restricted Stock Units, Progress Adjusted Performance Shares and Other Progress Adjusted Equity Awards. As promptly as practicable following the Effective Time, Duke or its subsidiaries shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering a number of shares of Duke Common Stock determined in accordance with the preceding sentence. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as Progress Adjusted Options, Progress Adjusted Restricted Stock Units, Progress Adjusted Performance Shares and Other Progress Adjusted Equity Awards remain outstanding.

Section 5.07 Employee Matters. (a) From and after the Effective Time, the Duke Employee Benefit Plans and the Progress Employee Benefit Plans in effect as of the date of this Agreement and at the Effective Time shall remain in effect with respect to employees and former employees of Duke or Progress and their subsidiaries (the “Newco Employees”), respectively, covered by such Plans at the Effective Time, until such time as Duke and Progress together shall otherwise determine, subject to applicable laws and the terms of such plans. Prior to the Effective Time, Duke and Progress shall cooperate in reviewing, evaluating and analyzing Duke Employee Benefit Plans and Progress Employee Benefit Plans with a view towards maintaining appropriate Plans for Newco Employees.

(b) With respect to any Plans in which any Newco Employees who are employees of Duke or Progress (or their subsidiaries) prior to the Effective Time first become eligible to participate on or after the Effective Time, and in which such Newco Employees did not participate prior to the Effective Time (the “New Plans”), Duke shall, or shall cause its subsidiaries to, use reasonable best efforts, subject to applicable law, to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Newco Employees and their eligible dependents under any New Plans in which such employees may be eligible to participate after the Effective Time, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Duke Employee Benefit Plan or Progress Employee Benefit Plan, as the case may be; (ii) provide each Newco Employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time under a Duke Employee Benefit Plan or Progress Employee Benefit Plan (to the same extent that such credit was given under the analogous Duke Employee Benefit Plan or Progress Employee Benefit Plan, as applicable, prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans in which such employees may be eligible to participate after the Effective Time; and (iii) recognize all service of the Newco Employees with Progress and Duke, and their respective affiliates, for all purposes (including, for purposes of eligibility to participate, vesting credit, entitlement to benefits, and, except with respect to defined benefit pension plans, benefit accrual) in any New Plan in which such employees may be eligible to participate after the Effective Time, including any severance plan, to the extent such service is taken into account under the applicable New Plan; provided that the foregoing shall not apply to the extent it would result in duplication of benefits.

(c) Prior to the Effective Time, Duke and Progress shall cooperate to establish common retention, relocation and severance policies or plans that apply to Newco Employees on and after the Effective Time; provided, however, that for the period beginning on the Closing Date and ending on the second anniversary of the Closing Date (the “Continuation Period”), each Newco Employee who was an employee of Progress immediately prior to the Effective Time whose employment is terminated during the Continuation Period shall be eligible to receive severance benefits in amounts and on terms and conditions no less favorable than those provided to employees of Progress pursuant to plans or policies in effect immediately prior to the Effective Time, including, without limitation, the Progress CIC Plan (as defined in Section 5.07(d)).

(d) Duke acknowledges and agrees that (i) it will assume, as of the Effective Time, all obligations under the Progress Energy, Inc. Management Change-in-Control Plan, as amended and restated effective January 1, 2008 but after giving effect to the amendment of the definition of “Good Reason” set forth in Section 4.01(d)(iii) of the Progress Disclosure Letter (the “Progress CIC Plan”) and (ii) a termination of employment from Duke and its affiliates shall be the same as a termination of employment from Progress and its affiliates for all purposes under the Progress CIC Plan.

(e) Prior to the Effective Time, Progress shall (i) amend the definition of Committee set forth in Section 2.9 of the Progress CIC Plan by deleting the last sentence of such definition in its entirety and (ii) either amend the Progress CIC Plan or prescribe terms in the applicable award agreement to provide that, except as set forth in Section 4.01(d)(iii) of the Progress Disclosure Letter, for all equity awards granted under the Progress Employee Stock Option Plans to participants in the Progress CIC Plan after the date hereof, the definition of “good reason” or similar concept of constructive termination relating to such awards shall be as defined in Section 4.01(d)(iii) of the Progress Disclosure Letter. Progress also acknowledges and agrees that (A) neither Progress nor any of its subsidiaries will take any actions to fund any grantor trust or similar vehicle that it currently maintains, or may maintain at any time following the date hereof, in connection with the transactions contemplated by this Agreement and (B) prior to the Effective Time, Progress will take all actions necessary to amend (x) any grantor trust maintained by Progress to eliminate any requirement to fund any such grantor trust in connection with the transactions contemplated by this Agreement and (y) any Progress Employee Benefit Plan requiring the establishment or funding of a grantor trust to eliminate such requirement.

(f) Duke acknowledges and agrees that it shall assume, as of the Effective Time, all obligations under the Amended and Restated Supplemental Senior Executive Retirement Plan of Progress Energy, Inc. (the “SERP”); provided that nothing herein shall prohibit Progress or its affiliates or their respective successors and assigns from modifying, amending or terminating the provisions of the SERP in any manner in accordance with its terms and applicable law; provided, further that no modification, amendment or termination shall adversely affect a participant’s accrued benefit or the right to payment thereof under the provisions of the SERP as in effect immediately prior to such amendment, modification or termination. Without limiting the generality of the foregoing, following the Effective Time, in the event that the SERP is amended in a manner that would otherwise reduce a participant’s right to accrue future benefits under the SERP, Duke shall provide such participant with the opportunity to earn additional benefits under the SERP (or another compensation or benefit arrangement) equal to no less than the incremental amount that the participant would have earned under the SERP (i.e., due to the accrual of additional years of Service (as defined in the SERP)) in the absence of such amendment, except that such incremental amount shall be calculated after treating the participant’s Final Average Salary (as defined in the SERP) as if it was solely based on compensation earned by the participant prior to the Effective Time, as increased after the Effective Time by cost of living adjustments. Progress shall amend the SERP as soon as practicable after the date hereof to provide that no individual may become a participant in the SERP following the date of this Agreement.

(g) At the Effective Time, outstanding awards under the Progress Management Incentive Compensation Plan shall be assumed and the performance period for each such award shall remain open (such that no payments shall be made under the terms of the Progress Management Incentive Compensation Plan solely as a result of or in connection with the Merger) at a level and providing an annual incentive compensation opportunity that is not less than the level and annual incentive compensation opportunity under the existing Progress Management Incentive Compensation Plan and the applicable performance criteria and vesting requirements for each such award shall be adjusted by the Compensation Committee of the Board of Directors of Duke as it determines is appropriate and equitable to reflect the performance of Progress during the performance period prior to the Effective Time, the transactions contemplated by this Agreement and the performance measures under awards made to similarly situated Duke employees as soon as practicable following the Effective Time.

(h) Without limiting the generality of Section 8.06, the provisions of this Section 5.07 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Progress Employee Benefit Plan, Duke Employee Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

Section 5.08 Indemnification, Exculpation and Insurance. (a) Each of Duke, Merger Sub and Progress agrees that, to the fullest extent permitted under applicable law, all rights to indemnification, advancement and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers and employees and the fiduciaries currently indemnified under benefit plans of Progress and its subsidiaries, as provided in their respective certificate or articles of incorporation, by-laws (or comparable organizational documents) or other agreements providing indemnification, advancement or exculpation shall survive the Merger and shall continue in full force and effect in accordance with their terms, and no such provision in any certificate or articles of incorporation, by-laws (or comparable organizational document) or other agreement shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder to any such individual with respect to acts or omissions occurring at or prior to the Effective Time. In addition, from and after the Effective Time, all directors, officers and employees and all fiduciaries currently indemnified under benefit plans of Progress or its subsidiaries who become directors, officers, employees or fiduciaries under benefit plans of Duke will be entitled to the indemnity, advancement and exculpation rights and protections afforded to directors, officers and employees or fiduciaries under benefit plans of Duke. From and after the Effective Time, Duke shall cause the Surviving Corporation and its subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.08 without limit as to time.

(b) For six years after the Effective Time, Duke shall maintain in effect the directors’ and officers’ liability (and fiduciary) insurance policies currently maintained by Progress covering acts or omissions occurring on or prior to the Effective Time with respect to those persons who are currently covered by Progress’s respective directors’ and officers’ liability (and fiduciary) insurance policies on terms with respect to such coverage and in amounts no less favorable than those set forth in the relevant policy in effect on the date of this Agreement; provided that the annual cost thereof shall not exceed 300% of the annual cost of such policies as of the date hereof. If such no less favorable insurance coverage cannot be maintained for such cost, Duke shall maintain the most advantageous policies of directors’ and officers’ insurance otherwise obtainable for such cost. Prior to the Effective Time, Progress may purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the Progress Indemnified Parties, or any other person entitled to the benefit of Sections 5.08(a) and (b), as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Progress, covering without limitation the transactions contemplated hereby; provided that the aggregate cost thereof shall not exceed 600% of the annual cost of the directors’ and officers’ liability (and fiduciary) insurance maintained by Progress as of the date hereof. If such “tail” prepaid policy has been obtained by Progress prior to the Effective Time, it shall satisfy the obligations set forth in the first two sentences of this paragraph (b) and Duke shall, after the Effective Time, maintain such policy in full force and effect, for its full term, and continue to honor its obligations thereunder.

(c) From and after the Effective Time, Duke will cause the Surviving Corporation to indemnify and hold harmless each present director and officer of Progress or any of its subsidiaries (in each case, for acts or failures to act in such capacity), determined as of the date hereof, and any person who becomes such a director or officer between the date hereof and the Effective Time (collectively, the “Progress Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), to the fullest extent permitted by applicable law (and Duke will cause the Surviving Corporation to also advance expenses (including reasonable attorneys’ fees, costs and expenses) as incurred to the fullest extent permitted under applicable law; provided that if required by applicable law the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification); and provided, further, that any determination as to whether a Progress Indemnified Party is entitled to indemnification or advancement of expenses hereunder pursuant to applicable law shall be made by independent counsel jointly selected by the Surviving Corporation and such Progress Indemnified Party.

(d) The obligations of Duke and the Surviving Corporation under this Section 5.08 shall not be terminated or modified by such parties in a manner so as to adversely affect any Progress Indemnified Party, or any other person entitled to the benefit of Sections 5.08(a) and (b), as the case may be, to whom this Section 5.08 applies without the consent of the affected Progress Indemnified Party, or such other person, as the case may be. If Duke, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Duke or the Surviving Corporation, as the case may be, shall assume all of the obligations of Duke, or the Surviving Corporation, as the case may be, set forth in this Section 5.08.

(e) The provisions of Section 5.08 are (i) intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification, advancement, exculpation or contribution that any such person may have by contract or otherwise.

Section 5.09 Fees and Expenses. (a) Except as provided in this Section 5.09, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Progress and Duke shall each bear and pay one-half of the costs and expenses incurred in connection with (1) the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement (including SEC filing fees), (2) the filings of the premerger notification and report forms under the HSR Act (including filing fees) and (3) the preparation and filing of all applications, filings or other materials with the FPSC, PUCO, the NCUC, the IURC, the KPSC and the PSCSC. The Surviving Corporation shall file any return with respect to, and shall pay, any state or local taxes (including penalties or interest with respect thereto), if any, that are attributable to (i) the transfer of the beneficial ownership of Progress’s real property and (ii) the transfer of Progress Common Stock pursuant to this Agreement as a result of the Merger. Progress and Duke shall cooperate with respect to the filing of such returns, including supplying any information that is reasonably necessary to complete such returns.

(b) Progress shall immediately pay Duke a fee equal to $400 million (the “Progress Termination Fee”) minus any amounts as may have been previously paid by Progress pursuant to Section 5.09(d), payable by wire transfer of same day funds, in the event that:

(i) following the Progress Shareholder Approval, (x) a Progress Takeover Proposal shall have been made known to Progress or any person shall have publicly announced an intention (whether or not conditional) to make a Progress Takeover Proposal, (y) thereafter this Agreement is terminated by Progress pursuant to Section 7.01(b)(i) and (z) within six months of such termination Progress or any of its subsidiaries enters into any Progress Acquisition Agreement or consummates any Progress Takeover Proposal, in either case with the person (or an affiliate of such person) that made the Progress Takeover Proposal referred to in clause (x), or

(ii) prior to or during the Progress Shareholders Meeting (or any subsequent meeting of Progress shareholders at which it is proposed that the Merger be approved), (x) a Progress Takeover Proposal shall have been publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Progress Takeover Proposal, (y) thereafter this Agreement is terminated by either Progress or Duke pursuant to Section 7.01(b)(iii), and (z) within 12 months of such termination Progress or any of its subsidiaries enters into any Progress Acquisition Agreement or consummates any Progress Takeover Proposal, in either case with the person (or an affiliate of such person) that made the Progress Takeover Proposal referred to in clause (x), or

(iii) this Agreement is terminated by Progress pursuant to Section 7.01(d), or

(iv) this Agreement is terminated by Duke pursuant to Section 7.01(h)(i), provided, however, that if this Agreement is terminated by Duke pursuant to Section 7.01(h)(i) as a result of the Board of Directors of Progress (or any committee thereof) having withdrawn or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of this Agreement or the Merger primarily due to adverse conditions, events or actions of or relating to Duke, the Progress Termination Fee shall not be payable to Duke, or

(v) this Agreement is terminated by Duke pursuant to 7.01(h)(iii).

For the purposes of Section 5.09(b)(i) and (ii), the terms “Progress Acquisition Agreement” and “Progress Takeover Proposal” shall have the meanings assigned to such terms in Section 4.03 (except that the references to “20%” in the definition of “Progress Takeover Proposal” in Section 4.03(a) shall be deemed to be references to “50%”) and the Termination Fee shall be immediately payable upon the first to occur of Progress entering into such Progress Acquisition Agreement or consummating such Progress Takeover Proposal.

(c) Duke shall immediately pay Progress a fee equal to $675 million (the “Duke Termination Fee”) minus any amounts as may have been previously paid by Duke pursuant to Section 5.09(e), payable by wire transfer of same day funds, in the event that:

(i) following the Duke Shareholder Approval, (x) a Duke Takeover Proposal shall have been made known to Duke or any person shall have publicly announced an intention (whether or not conditional) to make a Duke Takeover Proposal, (y) thereafter this Agreement is terminated by Duke pursuant to Section 7.01(b)(i), and

(z) within six months of such termination Duke or any of its subsidiaries enters into any Duke Acquisition Agreement or consummates any Duke Takeover Proposal, in either case with the person (or an affiliate of such person) that made the Duke Takeover Proposal referred to in clause (x), or

(ii) prior to or during the Duke Shareholders Meeting (or any subsequent meeting of Duke shareholders at which it is proposed that the Duke Share Issuance or Duke Charter Amendment be approved), (x) a Duke Takeover Proposal shall have been publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Duke Takeover Proposal, (y) thereafter this Agreement is terminated by either Progress or Duke pursuant to Section 7.01(b)(ii), and (z) within 12 months of such termination Duke or any of its subsidiaries enters into any Duke Acquisition Agreement or consummates any Duke Takeover Proposal, in either case with the person (or an affiliate of such person) that made the Duke Takeover Proposal referred to in clause (x), or

(iii) this Agreement is terminated by Duke pursuant to Section 7.01(f), or

(iv) this Agreement is terminated by Progress pursuant to Section 7.01(g)(i), provided, however, that if this Agreement is terminated by Progress pursuant to Section 7.01(g)(i) as a result of the Board of Directors of Duke (or any committee thereof) having withdrawn or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of the Duke Share Issuance or Duke Charter Amendment primarily due to adverse conditions, events or actions of or relating to Progress, the Duke Termination Fee shall not be payable to Progress, or

(v) this Agreement is terminated by Progress pursuant to 7.01(g)(iii).

For the purposes of Section 5.09(c)(i) and (ii), the terms “Duke Acquisition Agreement” and “Duke Takeover Proposal” shall have the meanings assigned to such terms in Section 4.04 (except that the references to “20%” in the definition of “Duke Takeover Proposal” in Section 4.04(a) shall be deemed to be references to “50%”) and the Duke Termination Fee shall be immediately payable upon the first to occur of Duke entering into such Duke Acquisition Agreement or consummating such Duke Takeover Proposal.

(d) If this Agreement is terminated (i) by Progress or Duke pursuant to Section 7.01(b)(iii) (after the public disclosure of a Progress Takeover Proposal or the announcement by any person of the intention (whether or not conditional) to make a Progress Takeover Proposal and in each case there shall not have been a bona fide withdrawal thereof prior to the Progress Shareholders Meeting) or (ii) by Duke pursuant to Section 7.01(e), Progress shall reimburse Duke promptly upon demand, but in no event later than three business days after the date of such demand, by wire transfer of same day funds, for all reasonable, out-of-pocket fees and expenses incurred or paid by or on behalf of, Duke in connection with the Merger or the transactions contemplated by this Agreement, including all reasonable fees and expenses of counsel, investment banking firms, accountants, experts and consultants to Duke; provided, however, that Progress shall not be obligated to make payments pursuant to this Section 5.09(d) in excess of $30,000,000 in the aggregate.

(e) If this Agreement is terminated (i) by Progress or Duke pursuant to Section 7.01(b)(ii) (after the public disclosure of a Duke Takeover Proposal or the announcement by any person of the intention (whether or not conditional) to make a Duke Takeover Proposal and in each case there shall not have been a bona fide withdrawal thereof prior to the Duke Shareholders Meeting), or (ii) by Progress pursuant to Section 7.01(c), Duke shall reimburse Progress promptly upon demand, but in no event later than three business days after the date of such demand, by wire transfer of same day funds, for all reasonable, out-of-pocket fees and expenses incurred or paid by or on behalf of, Progress in connection with the Merger or the transactions contemplated by this Agreement, including all reasonable fees and expenses of counsel, investment banking firms, accountants, experts and consultants to Progress; provided, however, that Duke shall not be obligated to make payments pursuant to this Section 5.09(e) in excess of $30,000,000 in the aggregate.

(f) Progress acknowledges that the agreements contained in Sections 5.09(b) and 5.09(d) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Duke would not enter into this Agreement; accordingly, if Progress fails promptly to pay the amount due pursuant to Section 5.09(b) or 5.09(d), and, in order to obtain such payment, Duke commences a suit that results in a judgment against Progress for the fees set forth in Section 5.09(b) or 5.09(d), Progress shall pay to Duke its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

(g) Duke acknowledges that the agreements contained in Sections 5.09(c) and 5.09(e) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Progress would not enter into this Agreement; accordingly, if Duke fails promptly to pay the amount due pursuant to Section 5.09(c) or 5.09(e), and, in order to obtain such payment, Progress commences a suit that results in a judgment against Duke for the fees set forth in Section 5.09(c) or 5.09(e), Duke shall pay to Progress its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

Section 5.10 Public Announcements. Progress and Duke will consult with each other before issuing, and provide each other the reasonable opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as any party, after consultation with counsel, determines is required by applicable law or applicable rule or regulation of the NYSE.

Section 5.11 Affiliates. As soon as practicable after the date of this Agreement, Progress shall deliver to Duke, and Duke shall deliver to Progress, a letter identifying all persons who are, at the time this Agreement is submitted for adoption by the respective shareholders of Duke and Progress, “affiliates” of Progress or Duke, as the case may be, for purposes of Rule 145 under the Securities Act.

Section 5.12 NYSE Listing. Duke shall use its reasonable best efforts to cause the shares of Duke Common Stock issuable to Progress’s shareholders as contemplated by this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.

Section 5.13 Shareholder Litigation. Each of Progress and Duke shall give the other the reasonable opportunity to consult concerning the defense of any shareholder litigation against Progress or Duke, as applicable, or any of their respective directors or officers relating to the transactions contemplated by this Agreement.

Section 5.14 Tax-Free Reorganization Treatment. The parties to this Agreement intend that the Merger will qualify as a reorganization under Section 368(a) of the Code, and each shall not, and shall not permit any of their respective subsidiaries to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the Merger as a reorganization under Section 368(a) of the Code.

Section 5.15 Standstill Agreements; Confidentiality Agreements. During the period from the date of this Agreement through the Effective Time, neither Progress nor Duke shall terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its respective subsidiaries is a party except (i) as required by applicable law, (ii) during the Progress Applicable Period in the case of Progress or during the Duke Applicable Period in the case of Duke, neither party shall enforce any standstill agreements or similar obligations in effect on the date of this Agreement in any manner that might prevent a third party from requesting permission to submit a Progress Takeover Proposal in accordance with Section 4.03 or a Duke Takeover Proposal in accordance with Section 4.04, as applicable or (iii) if the Board of Directors of the applicable party determines in good faith that failure to do so could reasonably be expected to result in a breach of its fiduciary obligations under applicable law. Except as provided in the first sentence of this Section 5.15, Progress or Duke, as the case may be, shall enforce any confidentiality or standstill agreement to which it or any of its respective subsidiaries is a party, including by seeking injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof, to the fullest extent permitted under applicable law.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver by Progress and Duke on or prior to the Closing Date of the following conditions:

(a) Shareholder Approvals. Each of the Duke Shareholder Approval and the Progress Shareholder Approval shall have been obtained.

(b) No Injunctions or Restraints. No (i) temporary restraining order or preliminary or permanent injunction or other order by any federal or state court of competent jurisdiction preventing consummation of the Merger or (ii) applicable federal or state law prohibiting consummation of the Merger (collectively, “Restraints”) shall be in effect.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and no proceedings for that purpose shall have been initiated or overtly threatened by the SEC.

(d) NYSE Listing. The shares of Duke Common Stock issuable to Progress’s shareholders as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) Charter Amendment. The Duke Charter Amendment shall have become effective.

Section 6.02 Conditions to Obligations of Progress. The obligation of Progress to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. The representations and warranties of Duke set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) does not have, and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Duke.

(b) Performance of Obligations of Duke. Duke shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Tax Opinion. Progress shall have received a written opinion from Hunton & Williams LLP, counsel to Progress, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Duke, Progress, Merger Sub and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The opinion condition referred to in this Section 6.02(c) shall not be waivable after receipt of the Progress Shareholder Approval, unless further approval of the shareholders of Progress is obtained with appropriate disclosure.

(d) Statutory Approvals. The Progress Required Statutory Approvals and the Duke Required Statutory Approvals shall have been obtained (including, in each case, the expiration or termination of the waiting periods (and any extensions thereof) under the HSR Act applicable to the Merger and the transactions contemplated by this Agreement) at or prior to the Effective Time, such approvals shall have become Final Orders (as defined below) and neither (i) such Final Orders nor (ii) any other order, action or regulatory condition of a regulatory body shall impose terms or conditions that, individually or in the aggregate, could reasonably be expected to have a Burdensome Effect on Progress or Duke. A “Final Order” means action by the relevant Governmental Authority that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated hereby may be consummated has expired (a “Final Order Waiting Period”), and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied.

(e) No Material Adverse Effect. Except as disclosed in the Duke SEC Reports filed on or after January 1, 2010 and prior to the date hereof or in any specific section of the Duke Disclosure Letter corresponding to Section 3.02, since December 31, 2009, there shall not have been any change, event, occurrence or development that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on Duke.

(f) Closing Certificates. Progress shall have received a certificate signed by an executive officer of Duke, dated the Effective Time, to the effect that, to such officer’s knowledge, the conditions set forth in Sections 6.02(a), 6.02(b) and 6.02(e) have been satisfied.

Section 6.03 Conditions to Obligations of Duke. The obligation of Duke to effect the Merger is further subject to satisfaction or waiver of the following conditions:

(a) Representations and Warranties. The representations and warranties of Progress set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) does not have, and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Progress.

(b) Performance of Obligations of Progress. Progress shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Tax Opinion. Duke shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, counsel to Duke, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Duke, Progress, Merger Sub and others, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The opinion condition referred to in this Section 6.03(c) shall not be waivable after receipt of the Duke Shareholder Approval, unless further approval of the shareholders of Duke is obtained with appropriate disclosure.

(d) Statutory Approvals. The Progress Required Statutory Approvals and the Duke Required Statutory Approvals shall have been obtained (including, in each case, the expiration or termination of the waiting periods (and any extensions thereof) under the HSR Act applicable to the Merger and the transactions contemplated by this Agreement) at or prior to the Effective Time, such approvals shall have become Final Orders and neither (i) such Final Orders nor (ii) any other order, action or regulatory condition of a regulatory body shall impose terms or conditions that, individually or in the aggregate, could reasonably be expected to have a Burdensome Effect on Duke or Progress.

(e) No Material Adverse Effect. Except as disclosed in the Progress SEC Reports filed on or after January 1, 2010 and prior to the date hereof or in any specific section of the Progress Disclosure Letter corresponding to Section 3.01, since December 31, 2009, there shall not have been any change, event, occurrence or development that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on Progress.

(f) Closing Certificates. Duke shall have received a certificate signed by an executive officer of Progress, dated the Effective Time, to the effect that, to such officer’s knowledge, the conditions set forth in Sections 6.03(a), 6.03(b) and 6.03(e) have been satisfied.

Section 6.04 Frustration of Closing Conditions. Neither Progress nor Duke may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, to the extent required by and subject to Section 5.05.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or (other than pursuant to clauses (d), (f), (g) or (h) below) after the Progress Shareholder Approval or the Duke Shareholder Approval:

(a) by mutual written consent of Progress and Duke;

(b) by either Progress or Duke:

(i) if the Merger shall not have been consummated by the 12-month anniversary of the date of this Agreement (the “Initial Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time; and provided, further, that, (A) if on the Initial Termination Date the conditions to the Closing set forth in Sections 6.01(b), 6.02(d) and/or 6.03(d) shall not have been fulfilled but all other conditions to the Closing shall have been fulfilled or shall be capable of being fulfilled, then either party may (on one or more occasions) extend the Initial Termination Date up to the 18-month anniversary of the date of this Agreement and (B) if the Initial Termination Date (as it may be extended pursuant to clause (A) of this Section 7.01(b)(i)) shall occur during any Final Order Waiting Period, the Initial Termination Date shall be extended until the third business day after the expiration of such Final Order Waiting Period;

(ii) if the Duke Shareholder Approval shall not have been obtained at a Duke Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iii) if the Progress Shareholder Approval shall not have been obtained at a Progress Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(iv) if any Restraint having any of the effects set forth in Section 6.01(b) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(iv) shall have used its reasonable best efforts to prevent the entry of and to remove such Restraint; or

(v) if any condition to the obligation of such party to consummate the Merger set forth in Section 6.02 (in the case of Progress) or in Section 6.03 (in the case of Duke) becomes incapable of satisfaction prior to the Initial Termination Date (or, if the Initial Termination Date is extended in accordance with the second proviso to Section 7.01(b)(i), such date as extended); provided, however, in the case of Section 6.02(d) and 6.03(d), the Initial Termination Date shall refer to such date as it may be extended pursuant to the second proviso to Section 7.01(b)(i); and provided further, that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by the party seeking to terminate this Agreement;

(c) by Progress, if Duke shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or (b), and (B) is incapable of being cured by Duke or is not cured by Duke within 60 days following receipt of written notice from Progress of such breach or failure to perform;

(d) by Progress in accordance with Section 4.03(b); provided, that, in order for the termination of this Agreement pursuant to this paragraph (d) to be deemed effective, Progress shall have complied with Section 4.03 and with applicable requirements, including the payment of the Progress Termination Fee, of Section 5.09;

(e) by Duke, if Progress shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or (b), and (B) is incapable of being cured by Progress or is not cured by Progress within 60 days following receipt of written notice from Duke of such breach or failure to perform;

(f) by Duke in accordance with Section 4.04(b); provided, that, in order for the termination of this Agreement pursuant to this paragraph (f) to be deemed effective, Duke shall have complied with Section 4.04 and with applicable requirements, including the payment of the Duke Termination Fee, of Section 5.09;

(g) by Progress, if the Board of Directors of Duke (or any committee thereof) (i) shall have withdrawn or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of the Duke Charter Amendment or the Duke Share Issuance, (ii) shall fail to reaffirm such approval or recommendation within 15 business days of receipt of Progress’s written request at any time when a Duke Takeover Proposal shall have been made and not rejected by the Board of Directors of Duke; provided, that, such 15-business day period shall be extended for ten business days following any material modification to such Duke Takeover Proposal occurring after the receipt of Progress’s written request and provided, further, that such 15-business day period shall recommence each time a Duke Takeover Proposal has been made following the receipt of Progress’s written request by a person that had not made a Duke Takeover Proposal prior to the receipt of Progress’s written request, or (iii) shall have approved or recommended, or proposed to approve or recommend, a Duke Takeover Proposal; or

(h) by Duke, if the Board of Directors of Progress (or any committee thereof) (i) shall have withdrawn or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of this Agreement or the Merger, (ii) shall fail to reaffirm such approval or recommendation within 15 business days of receipt of Duke’s written request at any time when a Progress Takeover Proposal shall have been made and not rejected by the Board of Directors of Progress; provided, that, such 15-business day period shall be extended for ten business days following any material modification to such Progress Takeover Proposal occurring after the receipt of Duke’s written request and provided, further, that such 15-business day period shall recommence each time a Progress Takeover Proposal has been made following the receipt of Duke’s written request by a person that had not made a Progress Takeover Proposal prior to the receipt of Duke’s written request, or (iii) shall have approved or recommended, or proposed to approve or recommend, a Progress Takeover Proposal.

Section 7.02 Effect of Termination. (a) In the event of termination of this Agreement by either Duke or Progress as provided in Section 7.01, this Agreement shall forthwith become null and void and have no effect, without any liability or obligation on the part of Progress or Duke, other than the provisions of Section 5.09, this Section 7.02 and Article VIII, which provisions shall survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement, in which case such termination shall not relieve any party of any liability or damages resulting from its willful and material breach of this Agreement (including any such case in which a Progress Termination Fee or a Duke Termination Fee, as the case may be, is, or any expenses of Progress or Duke in connection with the transactions contemplated by this Agreement are, payable pursuant to Section 5.09 to Progress or Duke, as the case may be (the “Injured Party”), to the extent any such liability or damage suffered by the Injured Party exceeds the amount of the Progress Termination Fee, in the circumstance in which Duke is the Injured Party, or the Duke Termination Fee, in the circumstance in which Progress is the Injured Party and any expenses payable pursuant to Section 5.09 to the Injured Party, it being the intent that any Progress Termination Fee, Duke Termination Fee and any expenses paid to the Injured Party shall serve as a credit against and off-set any liability or damage suffered by the Injured Party to the extent of such payment).

(b) In the event Duke terminates this Agreement pursuant to Section 7.01(h)(i) as a result of the Board of Directors of Progress having withdrawn or modified, or proposed to publicly withdraw or modify, the approval or recommendation by such Board of Directors of this Agreement or the Merger that was made primarily due to adverse conditions, events or actions of or relating to Duke, in any judicial, court or tribunal proceeding in which the payment of the Progress Termination Fee is at issue under the proviso in Section 5.09(b)(iv), whether brought or initiated by Duke or Progress, Progress shall have the burden of proving that the Board of Directors of Progress withdrew or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of this Agreement or the Merger primarily due to adverse conditions, events or actions of or relating to Duke.

(c) In the event Progress terminates this Agreement pursuant to Section 7.01(g)(i) as a result of the Board of Directors of Duke having withdrawn or modified, or proposed to publicly withdraw or modify, the approval or recommendation by such Board of Directors of the Duke Share Issuance and the Duke Charter Amendment that was made primarily due to adverse conditions, events or actions of or relating to Progress, in any judicial, court or tribunal proceeding in which the payment of the Duke Termination Fee is at issue under the proviso in Section 5.09(c)(iv), whether brought or initiated by Progress or Duke, Duke shall have the burden of proving that the Board of Directors of Duke withdrew or modified, or proposed publicly to withdraw or modify, the approval or recommendation by such Board of Directors of the Duke Share Issuance and the Duke Charter Amendment primarily due to adverse conditions, events or actions of or relating to Progress.

Section 7.03 Amendment. This Agreement may be amended by the parties at any time before or after the Duke Shareholder Approval or the Progress Shareholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the shareholders of Duke or Progress without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 7.04 Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.03, waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time and such provisions shall survive the Effective Time.

Section 8.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (as of the time of delivery or, in the case of a telecopied communication, of confirmation) if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Duke, to:

Duke Energy Corporation

526 South Church Street

Charlotte, North Carolina 28202

Telecopy No.:	(704) 382-7705
Attention:	Marc E. Manly

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telecopy No.:	(212) 403-2000
Attention:	Steven A. Rosenblum

if to Progress, to:

Progress Energy, Inc.

410 S. Wilmington Street

Raleigh, North Carolina 27602

Telecopy No.:	(919) 546-5245
Attention:	John R. McArthur

with a copy to:

Hunton & Williams LLP

200 Park Avenue

New York, New York 10166

Telecopy No.:	(212) 309-1100
Attention:	James A. Jones, III

and

Hunton & Williams LLP

One Bank of America Plaza, Suite 1400

421 Fayetteville Street

Raleigh, North Carolina 27601

Telecopy No.:	(919) 833-6352
Attention:	Timothy S. Goettel

Section 8.03 Definitions. For purposes of this Agreement:

(a) an “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

(b) “capital stock” or “shares of capital stock” means (i) with respect to a corporation, as determined under the laws of the jurisdiction of organization of such entity, capital stock or such shares of capital stock; (ii) with respect to a partnership, limited liability company, or similar entity, as determined under the laws of the jurisdiction of organization of such entity, units, interests, or other partnership or limited liability company interests; or (iii) any other equity ownership or participation;

(c) “Contract” means any legally binding written or oral agreement, contract, subcontract, lease, instrument, note, license or sublicense;

(d) “material adverse effect” means, when used in connection with Progress or Duke, as the case may be, any change, effect, event, occurrence or state of facts (i) that is materially adverse to the business, assets, properties, financial condition or results of operations of such person and its subsidiaries taken as a whole but excluding any of the foregoing resulting from (A) changes in international or national political or regulatory conditions generally (in each case, to the extent not disproportionately affecting the applicable person and its subsidiaries, taken as a whole, as compared to similarly situated persons), (B) changes or conditions generally affecting the U.S. economy or financial markets or generally affecting any of the segments of the industry in which the applicable person or any of its subsidiaries operates (in each case, to the extent not disproportionately affecting the applicable person and its subsidiaries, taken as a whole, as compared to similarly situated persons), (C) the announcement or consummation of, or compliance with, this Agreement, or (D) any taking of any action by such party at the written request of the other party, or (ii) that prevents or materially delays such person from performing its material obligations under this Agreement or consummation of the transactions contemplated hereby;

(e) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(f) “subsidiary” means, with respect to any person, any other person, whether incorporated or unincorporated, of which more than 50% of either the equity interests in, or the voting control of, such other person is, directly or indirectly through subsidiaries or otherwise, beneficially owned by such first person; and

(g) “knowledge” means (i) with respect to Progress, the actual knowledge of the persons listed in Section 8.03(g) of the Progress Disclosure Letter, and (ii) with respect to Duke, the actual knowledge of the persons listed in Section 8.03(g) of the Duke Disclosure Letter.

Section 8.04 Interpretation and Other Matters. (a) When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

(b) Each of Duke and Progress has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure letter need not be set forth in any other section of the disclosure letter so long as its relevance to the latter section of the disclosure letter or section of this Agreement is readily apparent on the face of the information disclosed in the disclosure letter to the person to which such disclosure is being made. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “material adverse effect” or other similar terms in this Agreement.

(c) Duke agrees to cause Merger Sub to comply with its obligations under this Agreement.

Section 8.05 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other parties.

Section 8.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (ii) except for the provisions of Section 5.08 (which shall be enforceable by the Indemnified Parties) and except for the rights of Progress’s shareholders to receive the Merger Consideration after the Effective Time in the event the Merger is consummated, are not intended to confer upon any person other than the parties any rights or remedies. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of this Agreement without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws, except that matters related to the fiduciary obligations of the Progress Board of Directors shall be governed by the laws of the State of North Carolina.

Section 8.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other party. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.09 Enforcement.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of posting bonds or similar undertakings in connection therewith, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Each of the parties (i) irrevocably submits itself to the personal jurisdiction of each state or federal court sitting in the State of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein, (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event subject matter jurisdiction is unavailable in or declined by the Court of Chancery, then all such claims shall be brought, heard and determined exclusively in any other state or federal court sitting in the State of Delaware), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein in any other court, and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.

(c) Each of the parties agrees that service of any process, summons, notice or document by U.S. registered mail to its address set forth in Section 8.02 shall be effective service of process for any action, suit or proceeding brought against it, provided, however, that nothing contained in the foregoing clause shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

Section 8.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.11 Waiver of Jury Trial. Each party to this Agreement knowingly and voluntarily waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement.

IN WITNESS WHEREOF, Duke, Merger Sub and Progress have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

DUKE ENERGY CORPORATION

By	/s/ James E. Rogers
	Name:	James E. Rogers
	Title:	Chairman, President and Chief Executive Officer

DIAMOND ACQUISITION CORPORATION

By	/s/ David S. Maltz
	Name:	David S. Maltz
	Title:	Vice President

PROGRESS ENERGY, INC.

By	/s/ William D. Johnson
	Name:	William D. Johnson
	Title:	Chairman, President and Chief Executive Officer

— SIGNATURE PAGE TO THE MERGER AGREEMENT—

Annex B

January 8, 2011

The Board of Directors

Duke Energy Corporation

526 South Church Street

Charlotte, North Carolina 28202

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Duke Energy Corporation (“Duke Energy”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of Diamond Acquisition Corporation, a wholly-owned subsidiary of Duke Energy (“Merger Sub”), with and into Progress Energy, Inc. (“Progress Energy”). Pursuant to an Agreement and Plan of Merger, dated as of January 8, 2011 (the “Agreement”), among Duke Energy, Merger Sub and Progress Energy, Progress Energy will become a wholly-owned subsidiary of Duke Energy and each outstanding share of the common stock, no par value per share, of Progress Energy (“Progress Energy Common Stock”), other than shares of Progress Energy Common Stock owned by Progress Energy (other than in a fiduciary capacity), Duke Energy or Merger Sub which shares will be canceled, will be converted into the right to receive 2.6125 shares (the “Exchange Ratio”) of the common stock, par value $0.001 per share, of Duke Energy (“Duke Energy Common Stock”), subject to adjustment as contemplated by the Agreement for a reverse stock split of Duke Energy Common Stock (as to which we express no opinion).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning Progress Energy and Duke Energy and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of Progress Energy and Duke Energy with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of Progress Energy Common Stock and Duke Energy Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts relating to the business of Progress Energy, including certain synthetic fuels tax credits, prepared by the management of Progress Energy (as adjusted and extended by the management of Duke Energy) and certain internal financial analyses and forecasts relating to the business of Duke Energy prepared by the management of Duke Energy, as well as financial analyses and forecasts prepared by or at the direction of Duke Energy and Progress Energy (as adjusted by the management of Duke Energy) regarding the estimated amount and timing of the cost savings and related expenses and financial efficiencies expected to result from the Transaction (collectively, the “Efficiencies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the managements of Progress Energy and Duke Energy with respect to certain aspects of the Transaction, and the past and current business operations of Progress Energy and Duke Energy, the financial condition and future prospects and operations of Progress Energy and Duke Energy, the effects of the Transaction on the financial condition and future prospects of Progress Energy and Duke Energy, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by Progress Energy or Duke Energy or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities (contingent or otherwise), nor have we evaluated the solvency of Progress Energy or Duke Energy under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Efficiencies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Progress Energy and Duke Energy to which such analyses or forecasts relate and other matters covered thereby. We express no view as to such analyses or forecasts (including the Efficiencies) or the assumptions on which they were based, including assumptions as to the timing and likely outcome of pending and future rate cases and other regulatory proceedings. We also have assumed that the Transaction will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the Agreement. We further have assumed that the representations and warranties made by Progress Energy, Duke Energy and Merger Sub in the Agreement and any related agreements are and will be true and correct in all respects material to our analysis and opinion. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to Duke Energy with respect to such issues. In addition, we have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Progress Energy, Duke Energy or the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to Duke Energy of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of Duke Energy or as to the underlying decision by Duke Energy to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons, relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the prices at which Progress Energy Common Stock or Duke Energy Common Stock will trade at any future time.

We have acted as financial advisor to Duke Energy with respect to the proposed Transaction and will receive a fee from Duke Energy for our services, a portion of which is payable upon delivery of this opinion and substantial portions of which will become payable only if the proposed Transaction is approved by Duke Energy’s stockholders and if the proposed Transaction is consummated. In addition, Duke Energy has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Duke Energy, Progress Energy and/or their respective affiliates for which we and such affiliates have received customary compensation. Such services during such period have included acting as (i) joint book-runner of certain offerings of debt securities by Duke Energy in August and January 2009, (ii) manager of an offering of bonds by an affiliate of Duke Energy in June 2010 and (iii) joint book-runner of an offering of common stock by Progress Energy in January 2009. In addition, our commercial banking affiliate is a lender under certain outstanding credit facilities of Duke Energy and Progress Energy and also provides treasury, cash management and related services to each of Duke Energy and Progress Energy, for which it receives customary compensation or other financial benefits. In addition, one of our employees is a member of the Board of Directors of Progress Energy. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of Duke Energy, Progress Energy and their respective affiliates for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to Duke Energy.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of Duke Energy (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Duke Energy is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law. This opinion does not constitute a recommendation to any stockholder of Duke Energy as to how such stockholder should vote with respect to the Transaction or any other matter.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

Annex C

Merrill Lynch, Pierce, Fenner & Smith Incorporated

January 8, 2011

The Board of Directors

Duke Energy Corporation

526 South Church Street

Charlotte, NC 28202

Members of the Board of Directors:

We understand that Duke Energy Corporation (“Duke Energy”) has entered into an Agreement and Plan of Merger, dated as of January 8, 2011 (the “Agreement”), by and among Duke Energy, Diamond Acquisition Corporation, a wholly owned subsidiary of Duke Energy (“Merger Sub”), and Progress Energy, Inc. (“Progress Energy”), pursuant to which, among other things, Merger Sub will merge with and into Progress Energy (the “Transaction”) and each outstanding share of the common stock, no par value per share, of Progress Energy (“Progress Energy Common Stock”) will be converted into the right to receive 2.6125 (the “Exchange Ratio”) shares of the common stock, par value $0.001 per share, of Duke Energy (“Duke Energy Common Stock”), subject to appropriate adjustment for a reverse stock split of the Duke Energy Common Stock as contemplated by the Agreement. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Duke Energy of the Exchange Ratio provided for in the Transaction.

In connection with this opinion, we have, among other things:

(1) reviewed certain publicly available business and financial information relating to Progress Energy and Duke Energy;

(2) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Progress Energy furnished to or discussed with us by the management of Progress Energy, including certain financial forecasts relating to Progress Energy prepared by the management of Progress Energy (such forecasts, the “Progress Energy Forecasts”);

(3) reviewed an alternative version of the Progress Energy Forecasts as adjusted and extended by the management of Duke Energy (the “Adjusted Progress Energy Forecasts”) and discussed with the management of Duke Energy its assessments as to the relative likelihood of achieving the future financial results reflected in the Progress Energy Forecasts and the Adjusted Progress Energy Forecasts;

(4) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Duke Energy furnished to or discussed with us by the management of Duke Energy, including certain financial forecasts relating to Duke Energy prepared by the management of Duke Energy (such forecasts, the “Duke Energy Forecasts”);

(5) reviewed certain estimates as to the amount and timing of certain efficiencies anticipated by the management of Duke Energy to result from the Transaction and to be retained by Duke Energy (collectively, the “Retained Efficiencies”);

(6) discussed the past and current business, operations, financial condition and prospects of Progress Energy with members of senior managements of Progress Energy and Duke Energy, and discussed the past and current business, operations, financial condition and prospects of Duke Energy with members of senior management of Duke Energy;

(7) reviewed the potential pro forma financial impact of the Transaction on the future financial performance of Duke Energy, including the potential effect on Duke Energy’s estimated earnings per share;

(8) reviewed the trading histories for Progress Energy Common Stock and Duke Energy Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(9) compared certain financial and stock market information of Progress Energy and Duke Energy with similar information of other companies we deemed relevant;

(10) compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(11) reviewed the relative financial contributions of Progress Energy and Duke Energy to the future financial performance of the combined company on a pro forma basis;

(12) reviewed the Agreement; and

(13) performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Duke Energy and Progress Energy that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Progress Energy Forecasts, we have been advised by Progress Energy, and have assumed, with the consent of Duke Energy, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Progress Energy as to the future financial performance of Progress Energy. With respect to the Adjusted Progress Energy Forecasts, the Duke Energy Forecasts and the Retained Efficiencies, we have assumed, at the direction of Duke Energy, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Duke Energy as to the future financial performance of Progress Energy and Duke Energy and the other matters covered thereby and, based on the assessments of the management of Duke Energy as to the relative likelihood of achieving the future financial results reflected in the Progress Energy Forecasts and the Adjusted Progress Energy Forecasts, we have relied, at the direction of Duke Energy, on the Adjusted Progress Energy Forecasts. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Progress Energy or Duke Energy, nor have we made any physical inspection of the properties or assets of Progress Energy or Duke Energy. We have not evaluated the solvency or fair value of Progress Energy or Duke Energy under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Duke Energy, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Progress Energy, Duke Energy or the contemplated benefits of the Transaction. We also have assumed, at the direction of Duke Energy, that the Transaction will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. We were not requested to, and we did not, participate in the negotiation of the terms of the Transaction, nor were we requested to, and we did not, provide any advice or services in connection with the Transaction other than the delivery of this opinion. We express no view or opinion as to any such matters. Our opinion is limited to the fairness, from a financial point of view, to Duke Energy of the Exchange Ratio provided for in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Exchange Ratio. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Duke Energy or in which Duke Energy might engage or as to the underlying business decision of Duke Energy to proceed with or effect the Transaction. We are not expressing any opinion as to what the value of Duke Energy Common Stock actually will be when issued or the prices at which Duke Energy Common Stock or Progress Energy Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Board of Directors of Duke Energy solely to render this opinion and will receive a fee for our services upon the rendering of this opinion. In addition, Duke Energy has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Duke Energy, Progress Energy and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Duke Energy and/or certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as joint-bookrunner in connection with a $750 million public offering of 5.30% First and Refunding Mortgage Bonds for a wholly-owned subsidiary of Duke Energy in November 2009, (ii) having acted as co-syndication agent and lender in connection with Duke Energy’s $3.1 billion revolving credit facility in June 2007, (iii) having acted or acting as lead arranger and lender in connection with a $330 million letter of credit for a wholly-owned subsidiary of Duke Energy in September 2008 and (iv) having provided or providing certain cash and treasury management services to Duke Energy and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Progress Energy and/or certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as joint-bookrunner in connection with a $250 million public offering of 4.55% First Mortgage Bonds and $350 million public offering of 5.65% First Mortgage Bonds, each for a wholly-owned subsidiary of Progress Energy in March 2010, (ii) having acted as joint-bookrunner in connection with Progress Energy’s $300 million public offering of 6.05% Senior Notes and $450 million public offering of 7.05% Senior Notes, each in March 2009, (iii) having acted or acting as co-lead arranger and lender in connection with a $750 million revolving credit facility for a wholly-owned subsidiary of Progress Energy in October 2010 and (vi) having provided or providing certain cash and treasury management services to Progress Energy and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Duke Energy in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to Duke Energy.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith

                           Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

Annex D

January 8, 2011

The Board of Directors

Progress Energy, Inc.

410 South Wilmington Street

Raleigh, North Carolina 27601

Dear Members of the Board:

We understand that Progress Energy, Inc., a North Carolina corporation (“Progress”), Duke Energy Corporation, a Delaware corporation (“Duke”), and Diamond Acquisition Corporation, a North Carolina corporation and a direct wholly-owned subsidiary of Duke (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Merger Sub will be merged with and into Progress and each outstanding share of common stock, no par value, of Progress (“Progress Common Stock”), other than shares of Progress Common Stock owned, directly or indirectly, by Progress (other than in a fiduciary capacity), Duke or Merger Sub, will be converted into the right to receive 2.6125 (the “Exchange Ratio”) shares of common stock, par value $0.001 per share, of Duke (“Duke Common Stock”), with Progress continuing as the surviving corporation in the merger as a direct wholly-owned subsidiary of Duke (the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Progress Common Stock of the Exchange Ratio provided for in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated January 7, 2011, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Progress and Duke;

(iii)	Reviewed various financial forecasts and other data provided to us, or approved for our use, by Progress relating to the businesses of Progress and Duke;

(iv)	Reviewed various financial forecasts and other data provided to us by Duke relating to the business of Duke;

(v)	Held discussions with members of the senior managements of Progress and Duke with respect to the businesses and prospects of Progress and Duke, respectively, and reviewed the financial benefits, including the amount and timing thereof, anticipated by the managements of Progress and Duke to be realized from the Transaction;

(vi)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Progress and Duke, respectively;

(vii)	Reviewed the financial terms of certain business combinations we believe to be generally relevant in evaluating the Transaction;

(viii)	Reviewed historical stock prices and trading volumes of Progress Common Stock and Duke Common Stock;

(ix)	Reviewed the potential pro forma financial impact of the Transaction on Duke based on the financial forecasts referred to above relating to Progress and Duke; and

(x)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of

The Board of Directors

Progress Energy, Inc.

January 8, 2011

any of the assets or liabilities (contingent or otherwise) of Progress or Duke or concerning the solvency or fair value of Progress or Duke, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses and the financial benefits anticipated by the managements of Progress and Duke to be realized from the Transaction, we have assumed, with the consent of Progress, that they have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the managements of Progress and Duke as to the future financial performance of Progress and Duke, respectively, and as to such financial benefits. With respect to the financial benefits anticipated by the managements of Progress and Duke to be realized from the Transaction, we have assumed, with the consent of Progress, that the estimates of the amounts and timing of such financial benefits are reasonable and that such financial benefits will be realized substantially in accordance with such estimates. We assume no responsibility for and express no view as to any such forecasts or estimates, or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Progress Common Stock or Duke Common Stock may trade at any time subsequent to the announcement of the Transaction. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Progress, and our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Progress might engage or the merits of the underlying decision by Progress to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Progress, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Progress have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of Progress, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect that is material with respect to Progress, Duke, the combined company, the Transaction or the benefits anticipated by the managements of Progress and Duke to be realized from the Transaction. We further have assumed, with the consent of Progress, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Progress has obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects or implications (other than the Exchange Ratio to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Progress in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the signing of the Agreement, a portion of which is payable upon shareholder approval of the Transaction and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided and in the future may provide certain investment banking services to Progress and Duke and certain of their respective affiliates, for which we have received and may receive compensation, including having provided advisory services to Duke, and Lazard Capital Markets LLC (an entity owned in large part by managing directors of Lazard) having acted as

The Board of Directors

Progress Energy, Inc.

January 8, 2011

a co-manager in securities offerings of Progress. In addition, in the ordinary course of their respective businesses, Lazard, Lazard Capital Markets LLC and their respective affiliates may actively trade securities of Progress, Duke and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Progress, Duke and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Progress (in its capacity as such) and our opinion is rendered to the Board of Directors of Progress in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to holders of Progress Common Stock.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ George Bilicic
George Bilicic
Managing Director

Annex E

745 Seventh Avenue New York, NY 10019 USA Tel + 1 (212) 526 7000

January 8, 2011

Board of Directors

Progress Energy, Inc.

410 S. Wilmington St.

Raleigh, North Carolina 27601-1748

Members of the Board of Directors:

We understand that Progress Energy, Inc., a North Carolina corporation (the “Company”), intends to enter into a transaction (the “Proposed Transaction”) with Duke Energy Corporation, a Delaware corporation (“Duke”), pursuant to which (i) Diamond Acquisition Corporation, a North Carolina corporation and a direct wholly-owned subsidiary of Duke (“Merger Sub”), will merge with and into the Company (the “Merger”) and (ii) upon the effectiveness of the Merger, (x) the separate corporate existence of Merger Sub will cease, the Company will continue as the surviving company in the Merger and the Company will become a wholly-owned subsidiary of Duke and (y) each issued and outstanding share of common stock, no par value, of the Company (“Company Common Stock”), will be converted into the right to receive 2.6125 shares (the “Exchange Ratio”) of common stock, par value $0.001 per share, of Duke (“Duke Common Stock”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of January 8, 2011, by and among Duke, Merger Sub and the Company (the “Agreement”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders of the Exchange Ratio. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated January 8, 2011, and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company and Duke that we believe to be relevant to our analysis, including each of their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 and other relevant filings with the Securities and Exchange Commission, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by the management of the Company (the “Company Projections”), (4) financial and operating information with respect to the business, operations and prospects of Duke furnished to us by the Company, including financial projections of Duke prepared by the management of Duke (the “Duke Projections”), (5) the trading history of the Company Common Stock from January 5, 2008 to January 5, 2011, the trading history of Duke Common Stock from January 5, 2008 to January 5, 2011 and a comparison of each of their trading histories with each other and with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of the Company and Duke with each other and with those of other companies that we deemed relevant, (7) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including the benefits anticipated by the managements of the Company and Duke to be realized in the Proposed Transaction and the future capital requirements of the

Company and Duke and their respective ability to fund such requirements in the future, (8) the relative contributions of the Company and Duke to the historical and future financial performance of the combined company on a pro forma basis and (9) published estimates of independent research analysts with respect to the future financial performance and price targets of the Company and Duke. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the Duke Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Duke as to the future financial performance of Duke and that Duke will perform substantially in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Duke and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Duke. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of Company Common Stock would trade following the announcement of the Proposed Transaction or shares of Duke Common Stock would trade following the announcement or consummation of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the shares of Duke Common Stock to be held by the stockholders of the Company after the consummation of the Proposed Transaction will be in excess of the market value of Company Common Stock owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio is fair to the stockholders of the Company.

We have been retained solely for the purposes of rendering this opinion, and will receive a fee payable upon delivery of this opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and Duke in the past, and expect to perform such services for the Company and Duke in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services for the Company and Duke: (i) acted as joint lead arranger on the refinancing of the Company’s two principal operating companies’ $750 million revolving credit facilities, each in March 2010, (ii) acted as joint book-runner on a 6.00% $950 million notes offering for the Company in November 2009, (iii) acted as co-manager on a 7.05% $750 million notes offering for the Company in March 2009, (iv) acted as joint book-runner on a 4.30% $450 million first mortgage bond offering for a wholly-owned subsidiary of Duke in June 2010, (v) acted as joint book-runner on a 2.10% $250 million first mortgage bond offering for a wholly-owned subsidiary of Duke in December 2009, (vi) acted as joint book-runner on a 5.45% $450 million first mortgage bond offering for a wholly-owned subsidiary of Duke in March 2009, (vii) acted as joint book-runner on a 6.45% $450 million first mortgage bond offering for a wholly-owned subsidiary of Duke in March 2009, (viii) provided strategic advisory services to Duke and (ix) engaged in various hedging, derivative and other risk management transactions for both the Company and Duke.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Duke for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to, or whether to accept the consideration to be offered to the stockholders in connection with, the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

Annex F

Form of Certificate of Amendment

Duke Energy Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), certifies as follows:

1.	The name of the Corporation is Duke Energy Corporation. The name under which the Corporation was originally incorporated was Deer Holding Corp. The name of the Corporation was changed to Duke Energy Holding Corp. on June 21, 2005. The name of the Corporation was changed to Duke Energy Corporation on April 3, 2006. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 3, 2005.

2.	This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Sections 222 and 242 of the DGCL. The Board of Directors of the Corporation duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation and directed that the proposed amendment be considered by the stockholders of the Corporation at an annual or special meeting of stockholders (the “Stockholder Meeting”). At the Stockholder Meeting, the necessary number of shares were voted in favor of the proposed amendment. The stockholders of the Corporation duly adopted this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation.

3.	Subsection (a) of Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation shall be amended and restated in its entirety as follows:

“(a) The aggregate number of shares of stock that the Corporation shall have authority to issue is two billion forty-four million (2,044,000,000) shares, consisting of two billion (2,000,000,000) shares of Common Stock, par value $0.001 per share (the “Common Stock”), and forty-four million (44,000,000) shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”).

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each three shares of Common Stock issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof or the Corporation, be combined and converted into one (1) share of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock or certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split, other than with respect to shares of Common Stock held in participant accounts under the InvestorDirect Choice Plan of the Corporation or any successor plan (the “Plan”), in which case any fraction of a share to be issued shall be rounded to four decimal places. Stockholders that otherwise would be entitled to receive fractional shares of Common Stock, other than in respect of shares of Common Stock held in participant accounts under the Plan, shall be entitled to receive cash (without interest) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a properly completed and duly executed transmittal letter and, where the Common Stock is held in certificated form, the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation’s transfer agent of all such fractional shares otherwise issuable. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter (and without the necessity of presenting the same for exchange) represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

4.	This Certificate of Amendment shall become effective .

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision does not limit the liability of a director for (i) any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability under section 174 of the Delaware General Corporation Law (the “DGCL”) for unlawful payment of dividends or stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. The Duke Energy certificate of incorporation provides that no director of Duke Energy will be personally liable to Duke Energy or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such an exemption from liability or limitation thereof is not permitted under applicable law.

Under Delaware law, a corporation may indemnify any person made a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: if he or she acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the person is found liable to the corporation unless, in such a case, the court determines the person is entitled to indemnification for such expenses as the court deems proper. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her in connection with such proceeding. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by the Duke Energy certificate of incorporation or by-laws, a vote of shareholders or disinterested directors, agreement or otherwise.

Under the DGCL, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that such person is prohibited from being indemnified.

The Duke Energy by-laws provide that Duke Energy will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Duke Energy), by reason of the fact that such person is or was a director or officer of Duke Energy, or is or was a director or officer of Duke Energy serving at the request of Duke Energy as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Duke Energy, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Duke Energy, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Duke Energy’s by-laws further provide that Duke Energy will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Duke Energy to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of Duke Energy, or is or was a director or officer of Duke Energy serving at the request of Duke Energy as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith, and in a manner such person reasonably believed to be in or not opposed to the best interests of Duke Energy except that no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to Duke Energy unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

However, Duke Energy’s by-laws provide that Duke Energy will only provide indemnification pursuant to the by-laws (unless ordered by a court) if such indemnification is authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in the by-laws. Such determination is to be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of directors who are not parties to such action, suit or proceeding designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the shareholders. Such determination is to be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of Duke Energy. To the extent, however, that a present or former director or officer of Duke Energy has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

Duke Energy’s by-laws further provide that except for proceedings to enforce rights to indemnification, Duke Energy will not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the board of directors.

The indemnification and advancement of expenses provided by, or granted pursuant to, Duke Energy’s by-laws are not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation, by-laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. It is Duke Energy’s policy that indemnification will generally be made to the fullest extent permitted by law. Duke Energy’s by-laws do not preclude indemnifying persons in addition to those specified in the by-laws but whom Duke Energy has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

Duke Energy may also purchase and maintain insurance on behalf of any person who is or was a director or officer, or is or was a director or officer serving at the request of Duke Energy as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not Duke Energy would have the power or the obligation to indemnify such person against such liability under the provisions of the by-laws.

The merger agreement provides that, following the completion of the merger, Progress Energy will indemnify and hold harmless each current or former director or officer of Progress Energy, or any of its subsidiaries as of the time of the merger agreement or any person who becomes such a director or officer prior to the completion of the merger, against losses relating to such role to the fullest extent permitted by law. Duke Energy will also maintain the directors’ and officers’ and liability (and fiduciary) insurance policies maintained by Progress Energy as of the time of the merger agreement for six years following the completion of the merger, subject to certain limitations on the amount of premiums payable under such policies. In lieu of such insurance, Progress Energy may, prior to the completion of the merger, purchase a prepaid “tail” directors’ and officers’ liability (and fiduciary) insurance policy for Progress Energy and its current and former directors and officers who are currently covered by the liability (and fiduciary) insurance coverage currently maintained by Progress Energy on terms and conditions no less advantageous to such directors and officers, subject to certain limitations on the cost of such “tail” policy.

Furthermore, Duke Energy Corporation was formed as a holding company in connection with the completion of the merger of its predecessor, Duke Energy Corporation, a North Carolina corporation, and Cinergy Corp., on April 3, 2006. For a further description of the rights to indemnification and exculpation from liabilities of directors and officers arising pursuant to the Cinergy merger agreement, reference is made to Item 15 of Duke Energy Corporation’s Form S-3 filed with the SEC on April 5, 2006 (File No. 333-132996).

Item 21.	Exhibits

Exhibit Number	Description

2.1†	Agreement and Plan of Merger, dated as of January 8, 2011, by and among the Registrant, Diamond Acquisition Corporation and Progress Energy, Inc. (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on January 11, 2011)

4.1	Form of Amendment to Amended and Restated Certificate of Incorporation of the Registrant (included as Annex F to the joint proxy statement/prospectus forming part of this registration statement)

5.1**	Opinion of Wachtell, Lipton, Rosen & Katz regarding legality of securities being registered

8.1**	Opinion of Hunton & Williams LLP regarding certain U.S. federal income tax matters

8.2**	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. federal income tax matters

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Duke Energy Corporation

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Progress Energy, Inc.

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)

23.4	Consent of Hunton & Williams LLP (included in Exhibit 8.1)

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2)

24.1**	Power of Attorney

Exhibit Number	Description

24.2**	Resolution of Duke Energy Corporation regarding Power of Attorney

99.1**	Form of Proxy for Duke Energy Corporation

99.2**	Form of Instruction Card for use by participants in Duke Energy Corporation Retirement Savings Plan, Duke Energy Corporation Savings Plan for Legacy Cinergy Union Employees (Midwest) and Duke Energy Corporation Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) (the “Duke Energy Plans”)

99.3**	Notice to participants in the Duke Energy Plans

99.4**	Form of Proxy for Progress Energy, Inc.

99.5**	Consent of J.P. Morgan Securities LLC

99.6	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.7	Consent of Lazard Frères & Co. LLC

99.8	Consent of Barclays Capital Inc.

99.9**	Consent of William D. Johnson

99.10**	Consent of John D. Baker II

99.11**	Consent of Harris E. DeLoach, Jr.

99.12**	Consent of James B. Hyler, Jr.

99.13**	Consent of E. Marie McKee

99.14**	Consent of Carlos A. Saladrigas

99.15**	Consent of Theresa M. Stone

99.16**	Supplemental Information Flyer Pertaining to the Proposed Reverse Stock Split

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.
**	Previously filed.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(11) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on July 7, 2011.

DUKE ENERGY CORPORATION (Registrant)

By:	*
	Name:	James E. Rogers
	Title:	Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* James E. Rogers	Chairman, President and Chief Executive Officer (Principal Executive Officer and Director)	July 7, 2011

* Lynn J. Good	Group Executive and Chief Financial Officer (Principal Financial Officer)	July 7, 2011

* Steven K. Young	Senior Vice President and Controller (Principal Accounting Officer)	July 7, 2011

* William Barnet III	Director	July 7, 2011

* G. Alex Bernhardt, Sr.	Director	July 7, 2011

* Michael G. Browning	Director	July 7, 2011

* Daniel R. DiMicco	Director	July 7, 2011

* John H. Forsgren	Director	July 7, 2011

* Ann Maynard Gray	Director	July 7, 2011

* James H. Hance, Jr.	Director	July 7, 2011

* E. James Reinsch	Director	July 7, 2011

* James T. Rhodes	Director	July 7, 2011

* Philip R. Sharp	Director	July 7, 2011

The undersigned, by signing his name hereto, does hereby sign this document on behalf of the registrant and on behalf of each of the above-named persons indicated above by asterisks, pursuant to a power of attorney duly executed by the registrant and such persons, previously filed with the Securities and Exchange Commission as an exhibit hereto.

*By:	/s/ David S. Maltz	July 7, 2011
David S. Maltz
Attorney-in-Fact

Exhibit Index

Exhibit Number	Description

2.1†	Agreement and Plan of Merger, dated as of January 8, 2011, by and among the Registrant, Diamond Acquisition Corporation and Progress Energy, Inc. (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K filed on January 11, 2011)

4.1	Form of Amendment to Amended and Restated Certificate of Incorporation of the Registrant (included as Annex F to the joint proxy statement/prospectus forming part of this registration statement)

5.1**	Opinion of Wachtell, Lipton, Rosen & Katz regarding legality of securities being registered

8.1**	Opinion of Hunton & Williams LLP regarding certain U.S. federal income tax matters

8.2**	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. federal income tax matters

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Duke Energy Corporation

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Progress Energy, Inc.

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)

23.4	Consent of Hunton & Williams LLP (included in Exhibit 8.1)

23.5	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2)

24.1**	Power of Attorney

24.2**	Resolution of Duke Energy Corporation regarding Power of Attorney

99.1**	Form of Proxy for Duke Energy Corporation

99.2**	Form of Instruction Card for use by participants in Duke Energy Corporation Retirement Savings Plan, Duke Energy Corporation Savings Plan for Legacy Cinergy Union Employees (Midwest) and Duke Energy Corporation Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393) (the “Duke Energy Plans”)

99.3**	Notice to participants in the Duke Energy Plans

99.4**	Form of Proxy for Progress Energy, Inc.

99.5**	Consent of J.P. Morgan Securities LLC

99.6	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated

99.7	Consent of Lazard Frères & Co. LLC

99.8	Consent of Barclays Capital Inc.

99.9**	Consent of William D. Johnson

99.10**	Consent of John D. Baker II

99.11**	Consent of Harris E. DeLoach, Jr.

99.12**	Consent of James B. Hyler, Jr.

99.13**	Consent of E. Marie McKee

99.14**	Consent of Carlos A. Saladrigas

99.15**	Consent of Theresa M. Stone

99.16**	Supplemental Information Flyer Pertaining to the Proposed Reverse Stock Split

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.
**	Previously filed.